Form 10-K, Exhibit 13
period 1996-12-31
GUIDANT CORP
filed 1997-03-19
CIK 929987

Guidant Corporation and Subsidiaries

                          Exhibit 13.1

                  Annual Report to Shareholders
              for the Year Ended December 31, 1996
              (portions incorporated by reference)


Guidant Corporation and Subsidiaries
Selected Consolidated Financial Data
(Dollars in millions, except per-share and other data)

Year Ended December 31,                                1996          1995         1994         1993         1992
----------------------------------------------------------------------------------------------------------------
Operations:
Net sales:
  Cardiac rhythm management                           $574.6       $452.4       $378.6       $336.5       $329.9
  Vascular intervention                                425.6        447.9        464.5        451.6        423.7
Minimally invasive systems                              48.3         31.0         19.3          6.6          1.2
                                                       -----        -----        -----        -----        -----
Total net sales                                      1,048.5        931.3        862.4        794.7        754.8
Cost of sales                                          314.5(1)     283.4        270.9        236.2        211.8
                                                       -----        -----        -----        -----        -----
       Gross profit                                    734.0(1)     647.9        591.5        558.5        543.0
Research and development                               152.5        134.7        130.9        129.1        117.9
Sales, marketing, and administrative                   326.0        291.8        268.9        255.1        251.0
Restructuring charges                                    --           --           --          81.5         32.9
                                                       -----        -----        -----        -----        -----
       Income from operations                          255.5(1)     221.4        191.7         92.8        141.2
Other expenses, net                                    106.0(2)      51.6         35.8          5.8         20.1
       Net income                                      $65.8(3)    $101.1        $92.1        $50.6        $76.8
Earnings per share                                      $0.91(3)    $1.41         --
Pro forma net income (4)                                                         $76.2
Pro forma earnings per share (4)                                                 $1.06
Cash dividends declared per share                       $0.10       $0.05           --
Weighted average shares outstanding                     72.08       71.88        71.86(4)

December 31,                                           1996         1995         1994          1993          1992
-----------------------------------------------------------------------------------------------------------------
Financial Position:
Working capital                                       $110.9       $110.3       $116.8         $143.3       $136.9
Total assets                                         1,003.9      1,057.4      1,103.6        1,288.6      1,118.0
Borrowings                                             363.5        455.0        473.0            --           2.1
Shareholders' equity                                   448.2        384.2        264.4(5)     1,048.3        942.7

Other Data:
Net sales per employee                              $211,500     $185,600     $164,000        $153,900    $164,400
Income from operations per employee(6)                57,400       44,100       36,500          33,800      37,900
Effective income tax rate                               38.4%(7)    40.5%        40.9%          39.8%        36.6%
Capital expenditures, net                               62.1        64.7          51.1           43.5        72.1
Borrowings as a percentage of total capitalization      44.8%       54.2%         64.1%           --          0.2%
Book value per share                                    $6.22       $5.34         $3.68
Full-time employee equivalents                          4,933       4,980         5,055         5,462   4,864
Common shareholders of record                           3,185       3,139           106

Guidant Corporation's common stock is listed on the New York and Pacific Stock Exchanges under the symbol GDT.

-------------------------------------

(1) Includes the impact of special obsolescence charges of $28.8 million reported in the second quarter of 1996. Excluding the effect of these charges, cost of sales was $285.7 million, gross profit was $762.8 million and income from operations was $284.3 million for the year ended December 31, 1996. See Note 3 to Consolidated Financial Statements.
(2) Includes impact of the impairment of atherectomy-related goodwill and other intangible assets of $66.9 million reported in the second quarter of 1996. Without the effect of these special charges, other expenses were $39.1 million for the year ended December 31, 1996. See Note 3 to Consolidated Financial Statements.
(3) Excluding the effect of the aforementioned special obsolescence and impairment charges, net income and earnings per share were $149.9 million and $2.08, respectively, for the year ended December 31, 1996.
(4) Pursuant to the formation of Guidant Corporation and resultant transfer of assets from Eli Lilly and Company (Lilly) and subsequent Initial Public Offering (IPO), the Company reported 1994 earnings per share and weighted average shares outstanding on a pro forma basis. Pro forma adjustments give effect to the following transactions as if they occurred on January 1, 1994: (i) borrowings under the Credit Agreements, (ii) dividends to Lilly, and (iii) receipt of proceeds from the IPO.
(5) The decline in shareholders' equity from December 31, 1993 to December 31, 1994, was primarily attributable to dividends to Lilly.
(6) Excludes impact of special obsolescence charges in 1996, and restructuring and special charges in 1993 and 1992.
(7) Excludes impact of impairment charges recorded in the second quarter of 1996. See Note 3 to Consolidated Financial Statements.


Management's Discussion and Analysis of Results of Operations and
Financial Condition

Guidant Corporation (Guidant or the Company), an Indiana corporation, was created after the Board of Directors of Eli Lilly and Company (Lilly) approved a plan under which Lilly transferred to Guidant its ownership interests in five businesses in its Medical Devices and Diagnostics Division. Guidant, incorporated in September 1994, consummated an initial public offering of its common stock in December 1994. Upon completion of the initial public offering, Lilly's beneficial ownership of Guidant's common stock was reduced to approximately 80%. Lilly disposed of its remaining ownership interest in Guidant in September 1995, by means of a split-off, an exchange offer pursuant to which Lilly shareholders were given the opportunity to exchange some or all of their Lilly common shares for shares of Guidant common stock on a tax-free basis.

Guidant is a multinational company that designs, develops, manufactures, and markets a broad range of products for use in:
(i) cardiac rhythm management (CRM), (ii) vascular intervention
(VI), and (iii) other forms of minimally invasive surgery systems (MIS). In CRM, the Company is a worldwide leader in automatic implantable cardioverter defibrillator (AICD) systems. The Company designs, manufactures, and markets a full line of implantable pacemaker systems used in the treatment of slow or irregular heartbeats. In VI, the Company is also a worldwide leader in minimally invasive procedures used for opening blocked coronary arteries. In addition, the Company develops, manufactures, and markets products for use in MIS procedures with products for access, vision, dissection, retraction, and fixation, focusing on laparoscopic market opportunities in both general and cardiovascular surgeries.


The following tables are summaries of the Company's net sales and major costs and expenses:



                                           Year Ended December 31,
                                         ---------------------------
                                          1996       1995       1994
                                          ----       ----       ----
                                             (Dollars in millions)

  Net Sales:
     Cardiac rhythm management          $574.6      $452.4      $378.6
     Vascular intervention               425.6       447.9       464.5
     Minimally invasive systems           48.3        31.0        19.3
                                         -----       -----       -----
  Total net sales                      1,048.5       931.3       862.4

  Cost of sales                          314.5(1)    283.4       270.9
                                         -----       -----       -----
     Gross profit                        734.0(1)    647.9       591.5

  Research and development               152.5       134.7       130.9
  Sales, marketing, and administrative   326.0       291.8       268.9
                                         -----       -----       -----
                                         478.5       426.5       399.8
                                        ------       -----       -----
  Income from operations                $255.5(1)   $221.4      $191.7
                                         =====       =====       =====


                                           As a Percent of Net Sales
                                          ---------------------------
                                          1996        1995       1994
                                          ----        ----       ----
  Net Sales:
     Cardiac rhythm management            54.8%       48.6%       43.9%
     Vascular intervention                40.6        48.1        53.9
     Minimally invasive systems            4.6         3.3         2.2
                                          ----        ----       -----
  Total net sales                        100.0%      100.0%      100.0%

  Cost of sales                           30.0(1)     30.4        31.4
                                         -----       -----       -----
     Gross profit                         70.0(1)     69.6        68.6

  Research and development                14.5        14.5        15.2
  Sales, marketing, and administrative    31.1        31.3        31.2
                                         -----       -----       -----
                                          45.6        45.8        46.4
                                         -----       -----       -----
  Income from operations                  24.4%(1)    23.8%       22.2%
                                         =====       =====       =====

(1) Includes the impact of $28.8 million in special noncash obsolescence charges in the second quarter of 1996 resulting from the accelerated regulatory approval for market release and customer acceptance of new-generation CRM products and programmers.


Operating Results -- 1996

The Company had worldwide net sales of $1,048.5 million for the year ended December 31, 1996, reflecting an increase of $117.2 million or 13% over 1995. Growth in unit volume of 13% and net sales price increases of 2% were offset by 2% unfavorable impact of foreign currency exchange rates. The effect of changes in product mix are included in the net sales price increase.

Net sales of CRM products for 1996 were $574.6 million, an increase of $122.2 million or 27.0% over 1995. This growth was led by strong worldwide sales of the VENTAK MINI II advanced, tiered-therapy automatic implantable cardioverter-defibrillators
(AICD), released in the United States in July 1996; the VENTAK MINI HC, released in the United States in May 1996; the VENTAK MINI, released in the United States in January 1996; and the VENTAK AV, released in Europe in November 1996. The technologically advanced VENTAK MINI II, one of the world's smallest full-featured AICD's, along with the VENTAK MINI HC, incorporates the Company's exclusive TRIAD defibrillation energy delivery system which is designed to simplify the device implant procedure and reduce the energy needed for defibrillation. The Company's adaptive-rate pacemaker products also contributed to sales growth during the period, led by the VIGOR DR and VIGOR SR, which were released to the United States market in June 1995.

Net sales of vascular intervention products for 1996 were $425.6 million, a decrease of $22.3 million or 5.0% from 1995. The Company experienced sales growth in angioplasty systems, primarily due to: (i) the ACS RX MULTI-LINK Coronary Stent System (rapid exchange stent delivery), and the ACS OTW (over-the-wire stent delivery) MULTI-LINK Coronary Stent System launched in Europe and other international markets in April 1996 and November 1995, respectively; (ii) increased sales of over-the-wire catheters such as the ACS CONCORDE and the high pressure ACS ENDURA, which were released to the United States market in March 1996, and the ACS Tx2000, released to international markets in June 1996 and to the United States market in November 1996; (iii) the ACS RX COMET (rapid exchange catheter), also released to international markets in June 1996 and to the United States market in November 1996; and (iv) growth in guide wires. This sales growth was offset by sales declines in perfusion, rapid exchange, and atherectomy catheters, and lower net average selling prices of most dilatation catheters in the United States and Europe. These lower net average selling prices of dilatation catheters include the impact of product mix changes due to the sales growth in over-the-wire catheters discussed above. The Company believes that, in addition to this shift in product mix, net average selling prices in the market may continue to decline. Atherectomy sales declines were primarily due to increasing usage of coronary stents, which are a competing alternative therapy.

Net sales of MIS products for 1996 were $48.3 million, an increase of $17.3 million or 55.8% over 1995. MIS sales growth was experienced both in the United States and international markets as the Company continued to expand the marketing of its innovative laparoscopic technologies. Sales growth was driven by the ORIGIN TACKER endoscopic fixation device; custom procedural kits which incorporate this device along with other MIS products; and, to some degree, the VASOVIEW Balloon Dissection system, market released in May 1996. The VASOVIEW system provides physicians with a novel, less invasive technique for endoscopic harvesting of the saphenous vein.

The Company experienced sales growth both in the United States and international markets during 1996. Net sales in the United States increased 6.4% to $641.7 million, and international net sales increased 24.0% to $406.8 million from 1996 as compared to 1995. United States net sales growth was primarily due to CRM sales of the VENTAK MINI II, VENTAK MINI, VENTAK MINI HC, VIGOR DR, and VIGOR SR. International net sales growth was primarily driven by European sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK MINI II, VENTAK MINI HC, VENTAK AV, and the VIGOR family of pacemakers. The commencement of new distribution arrangements in Japan, Italy, and the Benelux countries and sales of guide wires and the ACS RX COMET in Europe, and of the ACS Tx2000 in Japan, also contributed to the international sales growth.

Cost of sales increased 11.0% to $314.5 million in 1996. The Company took noncash obsolescence charges of $28.8 million on certain CRM products and programmers due to accelerated United States regulatory approval for market release and customer acceptance of new CRM products, particularly the VENTAK MINI, VENTAK MINI HC, and VENTAK MINI II families of AICD devices. A portion of the CRM inventory included in the special obsolescence charges taken in the second quarter of 1996 was sold later in the year as a result of unanticipated demand. An additional portion of this inventory may be sold in 1997. Cost of sales without the effect of the special obsolescence charges in 1996 would have been 27.2% of net sales compared to 30.4% in 1995. This reduction in cost of sales as a percentage of net sales was due to the following: (i) enhanced manufacturing efficiencies in CRM and vascular intervention, (ii) reduced manufacturing costs of newer generation CRM and VI products, and
(iii) increased manufacturing volume.

The Company continued its commitment to achieving long-term growth by investing significant resources in research and development. Research and development expenses, which increased $17.8 million or 13.2% in 1996 compared to 1995, represented 14.5% of net sales in both years. Increased research and development spending during these periods primarily resulted from new product development costs related to: (i) the United States clinical evaluation of the ACS MULTI-LINK Coronary Stent Systems; (ii) the development of the VENTAK AV AICD system, which had its first implants in September 1996 and its European market release in November 1996; (iii) the clinical evaluation of implantable device systems for the treatment of congestive heart failure; and (iv) the development of future generations of pacemaker products.

Sales, marketing, and administrative expenses grew 11.7% in 1996 compared to 1995. Variable selling expenses, such as commissions and bonuses, associated with the United States market releases of VENTAK MINI II, VENTAK MINI, VENTAK MINI HC, ACS Tx2000, ACS RX COMET, ACS CONCORDE, and ACS ENDURA were among the primary reasons for this increased spending during 1996. The commencement of new distribution arrangements in Japan, Italy, and the Benelux countries, and, to a lesser degree, the transition to direct sales operations in Australia and in the Czech Republic also contributed to the increase in sales and marketing expenses. Increased compensation accruals due to the Company's performance-based compensation programs contributed to the increase in general and administrative expenses during the year.

Income from operations for 1996 of $255.5 million represented a 15.4% increase from 1995 and was negatively affected by the special obsolescence charges on CRM inventory and programmers discussed above. Income from operations, without considering these special charges in 1996, would have increased $62.9 million or 28.4% over 1995. This increase was primarily due to net sales growth in 1996 combined with reduced manufacturing costs, enhanced manufacturing efficiency, and controlled growth in sales, marketing, and administrative spending.

For 1996, the Company had net other expenses of $106.0 million as compared to $51.6 million in 1995. Included in net other expenses are noncash impairment charges of $66.9 million taken by the Company against its atherectomy-related goodwill and other intangible assets. This impairment loss primarily resulted from declining sales and profitability of the Company's atherectomy business. The goodwill and other intangible assets were recorded as part of the purchase of Devices for Vasular Intervention, Inc., in 1989, prior to the formation of Guidant. Without these noncash impairment charges, net other expenses were $39.1 million in 1996 as compared to $51.6 million in 1995. This decrease of $12.5 million or 24.2% was primarily due to the following: (i) lower interest expenses due to the decline in outstanding borrowings and lower interest rates during 1996;
(ii) increased net royalty income due to royalties received on certain vascular intervention technology patents; and (iii) reduced amortization expense resulting from lower intangible balances after the impairment charges.

The nondeductible impact of the impairment charges resulted in a significant increase in the Company's effective income tax rate to 56.0% in 1996. The Company's effective income tax rate, without considering the effect of the impairment charges discussed above, was 38.4% for 1996 compared to 40.5% in 1995. The lower effective income tax rate resulted primarily from increased tax benefits from the Company's operations in Puerto Rico and the reduced impact of nondeductible goodwill amortization. The Company expects current tax strategies will allow its 1997 effective income tax rate to decrease from the adjusted rate of 38.4% above.

Net income for 1996 was $65.8 million compared to $101.1 million in 1995. Earnings per share of $0.91 for 1996 decreased approximately 35% in comparison to 1995 earnings per share of $1.41. Without the noncash special obsolescence and impairment charges (totaling $84.1 million after tax) recorded in the second quarter of 1996, net income would have been $149.9 million and earnings per share would have been $2.08 for 1996. This adjusted net income and earnings per share growth from 1995 was primarily due to operating income growth, decreased net other expenses, and the reduced effective income tax rate.

Operating Results -- 1995

The Company had worldwide net sales of $931.3 million for the year ended December 31, 1995, reflecting an increase of $68.9 million or 8% over 1994. Increased worldwide net sales was due to growth in unit volume of 4%, sales price increases of 2%, and fluctuations in foreign currency exchange rates of 2%.

Net sales of CRM products for 1995 were $452.4 million, an increase of $73.8 million or 19.5% over 1994. This growth was led by strong sales of recently introduced implantable cardioverter-defibrillators. In the United States, product introductions included the VENTAK PRx III tiered-therapy
implantable cardioverter-defibrillator in May 1995;   VENTAK P2
and VENTAK P3 multi-therapy defibrillators in March 1995 and September 1995, respectively; and ENDOTAK 70 single-pass endocardial lead system in June 1995. European sales growth was led by VENTAK PRx III, VENTAK P3, ENDOTAK DSP, and VENTAK MINI products. The VENTAK MINI family of advanced tiered-therapy cardiac rhythm management products, introduced in Europe during November 1995 and approved for United States market release during December 1995, is significantly smaller than the Company's most recently market-released predecessor product.
The Company's conventional and adaptive-rate pacemaker products also contributed to this sales growth, led by the United States market releases of VIGOR DR and VIGOR SR in June 1995.

Net sales of vascular intervention products for 1995 were $447.9 million, a decrease of $16.6 million or 3.6% from 1994. The Company had sales growth in angioplasty products primarily due to the following: (i) increased unit volume from the worldwide introduction of ACS RX LIFESTREAM (rapid exchange catheter with perfusion) in March 1995, (ii) increased unit volume of guidewires, (iii) ACS MULTI-LINK Coronary Stent System launched in Europe in November 1995, and (iv) ACS OTW LIFESTREAM (over-the-wire catheter with perfusion), introduced in the United States in December 1995. This growth was offset by volume declines in atherectomy and over-the-wire catheters, and lower average selling prices of angioplasty products. Atherectomy sales declines were primarily due to usage of the stent, a competing alternative therapy.

Net sales of MIS products for 1995 were $31.0 million, an increase of $11.7 million or 61% over 1994. MIS sales growth was experienced in both United States and international markets as the Company continued to expand the marketing of its innovative laparoscopic technologies. Sales growth was driven by the ORIGIN TACKER Endoscopic Fixation Device, the PDBS Preperitoneal Distention Balloon Systems, and custom procedural kits which incorporate these products and other MIS products.

The Company experienced sales growth both in the United States and international markets during 1995. Net sales in the United States increased 1.7% to $603.2 million and international net sales increased 21.8% to $328.1 million for 1995 as compared to 1994. United States net sales growth was primarily due to CRM sales of VENTAK PRx III, VIGOR DR, VIGOR SR, VENTAK P3, ENDOTAK 70, and vascular intervention sales of ACS RX LIFESTREAM and guidewires. International net sales growth was primarily driven by European and Japanese sales of the VIGOR family of pacemakers, as well as by continued strong sales of VENTAK PRx III, VENTAK P3, and ENDOTAK DSP in Europe. The VIGOR family of pacemakers, which includes conventional and adaptive-rate pacemaker products, represents a majority of the Company's bradycardia revenues in the United States, Europe, and Japan. Increased guidewire and perfusion catheter sales in Japan and Europe; the commencement of new distribution arrangements in Japan, Italy, and the Benelux countries; and the introduction of the ACS MULTI-LINK Coronary Stent in Europe also contributed to the international sales growth.

Cost of sales increased 4.6% in 1995, a rate less than the growth rate in net sales for the year. Cost of sales as a percentage of net sales for 1995 was 30.4% compared to 31.4% in 1994. Unit manufacturing cost reductions, primarily in vascular intervention and MIS, resulting from increased manufacturing efficiencies, were partially offset by inventory obsolescence charges of $12.9 million taken on certain CRM products affected by the recent introductions of newer generation products such as VENTAK PRx III and VENTAK P3.

Research and development expenses, which increased $3.8 million or 2.9% in 1995 compared to 1994, represented 14.5% and 15.2% of net sales, respectively, for these years. Increased research and development costs in connection with CRM and vascular intervention new product development, including development of the VENTAK MINI family of products and the ACS MULTI-LINK Coronary Stent System, were partially offset by certain other research and development spending reductions, primarily involving atherectomy products.

Sales, marketing, and administrative expenses grew 8.5% in 1995 compared to 1994. Increased sales and marketing expenses were primarily driven by the transition from the use of independent distributors to direct sales in Japan, Italy, and the Benelux countries; variable selling expenses such as commissions; and the Company's launch of 25 new products to the United States market during 1995, particularly the VENTAK PRx III, VIGOR DR, VIGOR SR, ACS RX LIFESTREAM, ACS OTW LIFESTREAM, and TOURGUIDE Guiding Catheter; and European market releases of the VENTAK MINI and the ACS MULTI-LINK Coronary Stent System.

Increased net sales combined with controlled growth in cost of sales and research and development spending resulted in an increase in income from operations of 15.5% in 1995 compared to 1994.

For 1995, the Company had net other expenses of $51.6 million as compared to $35.8 million in 1994. The increase in net other expenses was primarily a result of a full year of interest expense on the credit agreements, which was offset slightly by increased net royalty income. Net royalty income increased $5.3 million to $6.8 million in 1995. This increase was due primarily to royalties received on certain vascular intervention technology patents.

The Company's effective income tax rate for 1995 was 40.5%, compared to 40.9% in 1994. Higher income taxes in certain international locations and the loss of available research tax credits were offset by the reduced impact of nondeductible expenses, primarily goodwill amortization, and lower state income taxes.

Net income for 1995 was $101.1 million, an increase of $9.0 million or 9.8% over 1994. Operating income growth of 15.5% in 1995 was offset by net other expenses, as discussed above.

Net income of $101.1 million and earnings per share of $1.41 for 1995 increased approximately 33% in comparison to pro forma net income and pro forma earnings per share for 1994. This increase was primarily due to operating income growth, increased royalty income, and reduced net interest expense incurred by the Company on its credit facility in 1995, in comparison to pro forma net interest expense on long-term debt for 1994. Average outstanding borrowings during 1995 were $463.8 million, while pro forma average outstanding borrowings for 1994 were $513.0 million.

The Company reported 1994 earnings per share on a pro forma basis. The pro forma amounts are based on historical results of operations adjusted to give effect to the following transactions as if they occurred on January 1, 1994: (i) borrowings under the Company's credit facility, (ii) dividends to Lilly, and (iii) receipt of proceeds from Guidant's initial public offering of its common stock.

Liquidity and Financial Condition

The Company strengthened its financial condition in 1996 and generated cash flows which were sufficient to fund operations. For the year ended December 31, 1996, cash provided by operating activities was $161.9 million compared to $72.8 million in 1995. This increase of $89.1 million resulted from: (i) higher operating income without the effect of the noncash special obsolescence and impairment charges; (ii) reduced payments on restructuring liabilities in 1996; (iii) reduced payments to Lilly of $39.5 million in 1995 to settle outstanding payables pursuant to the split-off; and (iv) reduced growth rate in inventories compared to 1995. Working capital of $110.9 million at December 31, 1996, increased slightly from the prior year-end level. The current ratio at December 31, 1996 and 1995, was 1.4:1. The Company expects to generate sufficient cash to fund future working capital needs.

Net cash used for investing activities totaled $63.2 million for 1996 compared to $88.4 million in 1995. The most significant use of cash for investing activities related to net additions of property and equipment of $62.1 million in 1996 compared to $64.7 million in 1995. During 1995, the Company paid approximately $10.8 million to complete the acquisitions of three European distributors and increased other assets $12.9 million.

Net cash used for financing activities totaled $100.3 million in 1996 compared to $88.6 million in 1995. Reduction of its borrowings of $89.7 million was the Company's most significant use of cash for financing activities. The Company repaid these borrowings using cash flow generated by operations. Borrowings and payments of dividends of $7.2 million represent nearly all the cash used for financing activities during 1996.

In November 1996, the Company commenced a systematic stock repurchase program to buy back up to $175.0 million of its common shares over the next several years. During the year, 82,000 shares were repurchased at an average cost of $49.52 per share. The share repurchase program is intended to partially offset dilution resulting from the issuance of stock under the Company's stock plans and other employee benefit plans.

The Company's capital structure consists of equity and interest-bearing debt. At December 31, 1996, the Company had outstanding borrowings of $363.5 million through the issuance of commercial paper and bank borrowings at a weighted average interest rate of 5.34%. At December 31, 1995, outstanding borrowings were $455.0 million. The commercial paper borrowings are supported by a credit facility which permits borrowings up to $600.0 million through January 8, 2001. This credit facility, under which there are currently no outstanding borrowings, carries a variable market rate of interest. Borrowings as a percent of total capitalization were 44.8% at December 31, 1996 compared with 54.2% and 64.1% at December 31, 1995 and 1994, respectively.

The Company expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated cash needs including planned capital expenditures of approximately $70.0 million in 1997.

The Company has recognized net deferred tax assets aggregating $61.9 million at December 31, 1996, and $59.8 million at December 31, 1995. The assets relate principally to the establishment of inventory and product-related reserves, the acquisition of certain intangible assets, and charges associated with the 1993 restructuring. In view of the consistent profitability of its past operations, the Company believes that all these assets will be substantially recovered and that no significant valuation allowances are necessary.

The Company conducts its business in various foreign currencies and, as a result, is subject to the exposures that arise from foreign exchange rate movements. The Company's risk-management objectives are to reduce earnings volatility and protect the Company's assets from fluctuating foreign currencies and interest rates. Simple derivative instruments, including foreign currency forward contracts; purchased options; and interest rate swap agreements are used as hedges to meet these objectives. The primary feature of Guidant's risk-management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions which arise in the ordinary course of business.
All hedging activities are entered into for purposes "other than trading" as defined by SFAS No. 119. The contracts are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on these instruments generally offset losses and gains on the assets, liabilities,and transactions being hedged. In 1996 and 1995, the net impact of the Company's risk-management activities were not material.

Interest rate swap agreements have been used to reduce the Company's exposure to interest rate fluctuations. Currency forward contracts and currency option contracts are used to reduce the impact of foreign exchange rate movements on transactions denominated in foreign currencies, primarily intercompany loans and export intercompany purchases of inventory. Instruments related to transactional exposures are carried in the financial statements at current rates, with rate changes reflected directly in income. Gains and losses on instruments designed to hedge anticipated foreign currency transactions are deferred and recognized in the same period as the hedged transactions.

Regulatory and Other Matters

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, and managed-care arrangements, are continuing in several countries where the Company does business, including the United States. These changes have caused healthcare providers to put increased emphasis on the delivery of more cost-effective medical therapies. Although management believes the Company is well positioned to respond to this worldwide trend toward cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and changes in the marketplace preclude the Company from predicting the impact these initiatives and changes may have on future operating results.

The Company's products are subject to extensive regulation by the United States Food and Drug Administration (FDA) and, in some jurisdictions, by state and foreign governmental authorities. The Company must obtain specific clearance from the FDA before it can market products in the United States. The process of obtaining such clearances can be time-consuming and expensive, and there can be no assurance that all clearances sought by the Company will be granted on a timely basis, if at all.

The current trend among hospitals and other customers of medical device manufacturers is to consolidate into larger purchasing groups to enhance purchasing power and become more cost-effective in the delivery of healthcare. The medical device industry also has been consolidating rapidly, partly in order to offer a broader range of products to large purchasers. As a result, transactions with customers tend to be more significant, more complex, and involve more long-term contracts than in the past. While this enhanced purchasing power may increase the pressure on product pricing, management is unable to estimate the potential future impact at this time.

The operations of the Company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, the Company believes that the potential impact of compliance with environmental protection laws and regulations will not have a material impact on the Company's financial position or results of operations.

The Company operates in an industry susceptible to product liability claims. Such claims may be asserted against the Company in the future related to events not known at the present time. Management believes that its risk-management practices, including insurance coverage, are adequate to protect the Company against any material product liability losses. The Company, along with other medical device companies, is concerned that, because of inequities in United States tort law, suppliers of raw materials and component parts used in the manufacture of Company products have indicated a desire to withdraw from the market. Management cannot estimate the possible future impact at this time.

From time to time, the Company is subject to claims of, and legal actions alleging, infringement by the Company of patent rights of others. While it is not possible to predict or determine the outcomes of legal actions brought against it, the Company believes that the ultimate outcomes of such actions will not have a material impact on its financial position.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties which may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors which may affect the Company's operations are discussed in the Company's most recent reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.





                      GUIDANT CORPORATION and Subsidiaries

                        Consolidated Statements of Income
                      (In millions, except per-share data)

                                                     Year Ended December 31,
                                                -------------------------------
                                                  1996        1995        1994
                                                -------------------------------
Net sales                                     $1,048.5       $931.3      $862.4

Cost of sales                                    314.5        283.4       270.9
                                                 -----        -----       -----
  Gross profit                                   734.0        647.9       591.5

Research and development                         152.5        134.7       130.9
Sales, marketing, and administrative             326.0        291.8       268.9
                                                 -----        -----       -----

                                                 478.5        426.5       399.8
                                                 -----        -----       -----

  Income from operations                         255.5        221.4       191.7

Other income(expenses):
  Interest, net                                  (24.2)       (30.2)       (7.6)
  Royalties, net                                  10.0          6.8         1.5
  Amortization of goodwill and
     other intangible assets                     (20.8)       (23.1)      (20.4)
  Other, net                                      (4.1)        (5.1)       (9.3)
  Impairment charges                             (66.9)        --           --
                                                 -----        -----       -----
                                                (106.0)       (51.6)      (35.8)
                                                 ------       -----       -----

Income before income taxes                       149.5        169.8       155.9

Income taxes                                      83.7         68.7        63.8
                                                  -----       -----       -----

Net income                                       $65.8       $101.1       $92.1
                                                  =====       =====       =====

Earnings per share                                $0.91        $1.41
                                                  =====        =====

Weighted average shares outstanding               72.08        71.88


Pro forma earnings per share
 information (unaudited):
   Net income, as reported                                                $92.1

Pro forma adjustments:
   Additional interest expense, net                                        26.9
   Tax effect of interest expense                                         (11.0)
                                                                          ------

Pro forma net income                                                      $76.2
                                                                           =====
Pro forma earnings per share                                                1.06
                                                                           =====

Pro forma weighted average shares outstanding                              71.86


See notes to consolidated financial statements.




              GUIDANT CORPORATION and Subsidiaries

                   Consolidated Balance Sheets
                      (Dollars in millions)



                                                     December 31,
                                                  ------------------
                                                  1996          1995
                                                  ------------------
Assets

Current Assets

Cash and cash equivalents                          $1.5       $3.4

Accounts receivable, net of allowances of
   $7.3 (1996) and $5.7 (1995)                    212.4      181.6

Other receivables                                  17.5       18.4

Inventories                                       102.8      124.7

Deferred income taxes                              62.1       46.1

Prepaid expenses                                   22.6       14.8
                                                   ----       ----
  Total Current Assets                            418.9      389.0




Other Assets

Goodwill, net of allowances of
  $82.1 (1996) and $84.7 (1995)                   197.3      263.6

Other intangible assets, net of allowances
  of $8.8 (1996) and $18.9 (1995)                   9.1       33.0

Deferred income taxes                               --        13.7

Investments                                        41.3       19.9

Sundry                                             16.3       21.8
                                                   ----       ----
                                                  264.0      352.0

Property and equipment, net                       321.0      316.4
                                                   ----       ----

                                               $1,003.9   $1,057.4
                                               ========   ========



              GUIDANT CORPORATION and Subsidiaries
                   Consolidated Balance Sheets
                      (Dollars in millions)

                                                     December 31,
                                                  ------------------
                                                   1996        1995
                                                  ------------------

     Liabilities and Shareholders' Equity

Current Liabilities

Accounts payable                                  $21.9      $45.8

Employee compensation                              77.5       63.3

Restructuring liabilities                           8.8       17.9

Other liabilities                                  67.2       59.7

Income taxes payable                                2.6       22.0

Current portion of long-term debt                 130.0       70.0
                                                  -----      -----
  Total Current Liabilities                       308.0      278.7


Noncurrent Liabilities

Long-term debt                                    233.5      385.0

Other                                              14.2        9.5
                                                  -----       ----
                                                  247.7      394.5

Commitments and contingencies                       --         --

Shareholders' Equity

Common stock, no par value;
  Authorized shares: 250,000,000
  Issued and outstanding shares:
        1996 - 72,154,000
        1995 - 71,961,000                         192.5      192.5

Additional paid-in capital                        150.5      146.8

Retained earnings                                 162.0      103.4

Deferred cost, ESOP                               (51.2)     (57.3)

Treasury stock, at cost:
  Shares: 1996 - 66,763                            (3.3)       --

Unrealized gain on investments, net                 9.4        --

Cumulative translation adjustments                (11.7)      (1.2)
                                                  ------      -----
                                                  448.2      384.2
                                                  -----      -----
                                               $1,003.9   $1,057.4
                                               ========   ========


See notes to consolidated financial statements.


                      GUIDANT CORPORATION and Subsidiaries
                        Consolidated Statements of Income
                      (In millions, except per-share data)

                                               Shareholder's                              Additional
                                                   Net            Common Stock             Paid-In      Retained
                                               Investment      Issued Shares    Amount     Capital      Earnings
                                              --------------   -------------    --------   ---------    --------

December 31, 1993                               $ 1,048.3

Net Income                                           86.2
Dividends to Lilly                               (1,097.0)
Capital contributions from Lilly, net                54.7
Cancellation of net receivable from Lilly           (31.4)
Currency translation adjustments                      3.7
                                              --------------   -------------    --------   ---------    --------
December 14, 1994                                    64.5

Impact of Initial Public Offering:
 Reclassification of Lilly's net investment        (64.5)        57,600,000                 $   64.5
 Net proceeds                                                    14,260,000     $ 192.5
Net income                                                                                               $  5.9
Currency translation adjustments
                                             --------------   -------------     --------   ---------    --------

December 31, 1994                                     -          71,860,000       192.5         64.5        5.9

Net income                                                                                                101.1
Cash dividends ($0.05 per share)                                                                           (3.6)
Capital contributions from Lilly, net                                                           21.5
Shares issued to ESOP                                             2,247,000                     60.0
ESOP transactions                                                                                0.8
Currency translation adjustments
                                             --------------   -------------     --------   ---------    --------
December 31, 1995                                    -           74,107,000       192.5       146.8       103.4

Net income                                                                                                 65.8
Cash dividends ($0.10 per share)                                                                           (7.2)
Repurchase of common stock
ESOP transactions                                                                               5.7
Unrealized gain on investments, net of tax
Currency translation adjustments
Other                                                               31,000                     (2.0)
                                             --------------   -------------     --------   ---------    --------
December 31, 1996                                    -          74,138,000      $ 192.5     $ 150.5     $ 162.0
                                             ==============   =============     ========   =========    ========

                   GUIDANT CORPORATION and Subsidiaries
                        Consolidated Statements of Income
                      (In millions, except per-share data)
(Continued)

                                                                                     Unrealized       Cumulative
                                              Deferred Cost, ESOP      Treasury       Gain on        Translation
                                               Shares      Amount       Stock        Investments     Adjustments       Total
                                             ----------    -------     --------      -----------     -----------     ---------

December 31, 1993                                                                                                    $ 1,048.3

Net Income                                                                                                                86.2
Dividends to Lilly                                                                                                    (1,097.0)
Capital contributions from Lilly, net                                                                                     54.7
Cancellation of net receivable from Lilly                                                                                (31.4)
Currency translation adjustments                                                                                           3.7
                                             ----------    -------     --------      -----------     -----------     ---------
December 14, 1994                                                                                                         64.5

Impact of Initial Public Offering:
 Reclassification of Lilly's net investment
 Net proceeds                                                                                                            192.5
Net income                                                                                                                 5.9
Currency translation adjustments                                                                       $    1.5            1.5
                                             ----------    -------     --------      -----------     -----------     ---------

December 31, 1994                                                                                           1.5          264.4

Net income                                                                                                               101.1
Cash dividends ($0.05 per share)                                                                                          (3.6)
Capital contributions from Lilly, net                                                                                     21.5
Shares issued to ESOP                       (2,247,000)    $(60.0)                                                          -
ESOP transactions                              101,000        2.7                                                          3.5
Currency translation adjustments                                                                           (2.7)          (2.7)
                                             ----------    -------     -------       -----------     -----------     ---------
December 31, 1995                           (2,146,000)     (57.3)                                         (1.2)         384.2

Net income                                                                                                                65.8
Cash dividends ($0.10 per share)                                                                                          (7.2)
Repurchase of common stock                                             $ (4.0)                                            (4.0)
ESOP transactions                              229,000        6.1                                                         11.8
Unrealized gain on investments, net of tax                                            $  9.4                               9.4
Currency translation adjustments                                                                          (10.5)         (10.5)
Other                                                                     0.7                                             (1.3)
                                             ----------    -------     --------      -----------     -----------     ---------
December 31, 1996                           (1,917,000)    $(51.2)     $ (3.3)        $    9.4        $   (11.7)      $  448.2
                                             ==========    =======     ========      ===========     ===========     =========


                      GUIDANT CORPORATION and Subsidiaries

                      Consolidated Statements of Cash Flows
                                  (In millions)

                                                                    Year Ended December 31,
                                                                 -----------------------------
                                                                 1996          1995          1994
                                                                 ----          ----          ----
Cash Provided by Operating Activities:
 Net income                                                     $65.8        $101.1         $92.1

 Adjustments to Reconcile Net Income to Cash
   Provided by Operating Activities:

   Depreciation                                                  44.7          44.7          44.0
   Amortization of goodwill and other intangible assets          21.5          23.1          20.7
   Impairment of long-lived assets                               66.9           --            --

                                                                 ----          ----          ----

   Provision for inventory and other losses                      41.4           17.7         10.7
   Other noncash expenses, net                                    6.4           10.8         19.8
                                                                 ----          ----          ----
                                                                246.7          197.4        187.3

Changes in Operating Assets and Liabilities:
   Receivables, increase                                        (36.2)         (32.1)       (23.1)
   Inventories, increase                                        (13.0)         (22.1)       (10.8)
   Prepaid expenses, increase                                    (7.7)          (0.3)        (6.2)
   Accounts payable and accrued liabilities, (decrease) increase(11.5)          26.1         15.7
   Income taxes payable, (decrease) increase                    (19.3)           9.3         29.4
   Restructuring liabilities, decrease                           (9.1)         (55.5)       (13.5)
   Payables to affiliated companies, decrease                     --           (39.5)        (7.9)
   Other liabilities, increase (decrease)                        12.0          (10.5)         5.0
                                                                 ----           ----          ----
Net Cash Provided by Operating Activities                       161.9           72.8         175.9

Used for Investing Activities:
   Additions to property and equipment, net                     (62.1)         (64.7)        (51.1)
   Additions to other assets, net                                (1.1)         (12.9)        (11.8)
   Acquisitions                                                    --          (10.8)         (8.8)
                                                                  ----          ----          ----

Net Cash Used for Investing Activities                          (63.2)         (88.4)        (71.7)

Used for Financing Activities:
   (Decrease) increase in borrowings                            (89.7)         (78.0)         78.0
   Proceeds from long-term borrowings                             --             --          648.0
   Reductions of long-term borrowings                             --           (18.0)       (175.0)
   Capital contribution from Lilly                                --            11.0           --
   Advances to Lilly, net                                         --             --         (111.7)
   Dividends                                                     (7.2)          (3.6)       (652.4)
   Proceeds from initial public offering of common stock          --             --          192.5
   Purchase of common stock and other capital transactions(3.4)   --             --            --
                                                                 ------         -----        -----

Net Cash Used for Financing Activities                          (100.3)        (88.6)        (20.6)

Effect of Exchange Rate Changes on Cash and Cash Equivalents      (0.3)         (5.4)           4.4
                                                                 ------         -----         -----

Net (Decrease) Increase in Cash and Cash Equivalents              (1.9)        (109.6)         88.0

Cash and Cash Equivalents at Beginning of Year                     3.4          113.0          25.0
                                                                  ----          -----          ----
Cash and Cash Equivalents at End of Year                          $1.5           $3.4        $113.0
                                                                  ====          =====         =====


See notes to consolidated financial statements.


              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements
          (Dollars in millions, except per-share data)

NOTE 1 - GENERAL INFORMATION

Operations: Guidant Corporation (Guidant or the Company) designs, develops, manufactures, and markets a broad range of devices for use in: (i) cardiac rhythm management, (ii) vascular intervention, and (iii) other forms of minimally invasive surgery. Guidant is a global company with principal operations in the United States, Europe, and Japan. The Company generally markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. The Company sells its products in over 70 countries with its most significant sales in the United States, Western Europe, and Japan.

Organization: In June 1994, the Board of Directors of Eli Lilly and Company (Lilly) approved a plan to form a new subsidiary, Guidant. Under the plan, Lilly transferred to Guidant its ownership interests in five businesses in its Medical Devices and Diagnostics Division. Guidant, which was incorporated in September 1994, consummated an initial public offering (IPO) of its common stock in December 1994. Upon completion of the IPO, Lilly's beneficial ownership of Guidant's common stock was reduced to approximately 80%. Lilly disposed of its remaining ownership in September 1995, by means of a split-off, an exchange offer whereby Lilly shareholders were given the opportunity to exchange some or all of their Lilly common shares for shares of Guidant common stock on a tax-free basis.


NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation: The consolidated financial statements reflect the results of operations, financial positions, and cash flows of Guidant as a component of Lilly through December 14, 1994, the effective date of the Company's IPO, and as an independent enterprise from the aforementioned date through December 31, 1996. The 1994 results may not be indicative of actual results under other ownership.

Lilly and Guidant executed various service agreements, which generally became effective in late 1994, under which Lilly provided administrative support, primarily information systems and human resources, to Guidant at fees determined on an arm's-length basis. Guidant paid Lilly $0.2 million and $3.9 million for these services during 1996 and 1995, respectively. These service agreements terminated on March 31, 1996.

Prior to the IPO, Guidant was allocated corporate administrative costs incurred by Lilly. These allocations of corporate expenses were $14.2 million in 1994. In addition to the allocation of corporate expenses, the consolidated financial statements reflect certain other direct expenses relating to the Guidant business planning group, international marketing support, and research and development that were incurred by Lilly on behalf of Guidant. These expenses were $4.8 million and $18.7 million in 1995 and 1994, respectively. These costs, including the allocated corporate expenses in 1994 discussed above, have been reflected in the consolidated income statements as follows:

                                                 1995      1994
                                                 ----      ----
       Research and development                   --      $ 1.6
       Sales, marketing, and administrative       4.8      31.3
                                                 ----      ----
                                                 $4.8     $32.9
                                                =====     =====



              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements


NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

Prior to the IPO, Lilly did not require Guidant to pay these allocated expenses. Accordingly, the cancellation of this liability has been reflected by Guidant as a contribution to capital for periods prior to that date.

Revenue Recognition: Revenue is primarily recognized at the time product is shipped to customers.

Research and Development: Research and development costs are charged to expense as incurred.

Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the period. Assets and liabilities of foreign operations are translated into United States dollars using the exchange rates in effect at year-end. Adjustments arising from the translation of most net assets located outside the United States (gains and losses) are accumulated as a component of Shareholders' Equity. Foreign currency transaction gains and losses are included in the Consolidated Statements of Income as other income (expenses).

Cash and Cash Equivalents: All highly liquid investments, generally with original maturities of three months or less, are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

Inventories at December 31 consisted of the following:

                                       1996       1995
                                       ----       ----
       Finished products              $48.4      $45.8
       Work in process                 28.8       43.9
       Raw materials and supplies      25.6       35.0
                                      -----      -----
                                     $102.8     $124.7
                                     ======     ======

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents, and organization costs. Goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods up to 27 years remain.

Property and Equipment: Property and equipment are stated at historical cost. Additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method at rates which are intended to depreciate the cost of these various assets over their estimated useful lives. At December 31, property and equipment consisted of the following:

                                      1996       1995
                                      ----       ----
       Land                          $26.6      $26.3
       Buildings                     193.3      189.1
       Equipment                     275.6      288.9
       Construction in progress       36.1       28.7
                                     -----      -----
                                     531.6      533.0
       Less allowances
        for depreciation             210.6      216.6
                                     -----      -----
                                    $321.0     $316.4
                                    ======     ======



              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

Long-Lived Assets:  Statement of Financial Accounting Standards
(SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, requires that long-lived assets be reviewed for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. SFAS No. 121, adopted by the Company in 1996, requires that certain long-lived assets, which meet prescribed impairment tests, be written down to their fair values.

Income Taxes: All income tax amounts reflect the use of the liability method, as prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting purposes.

Prior to the split-off, certain of the Company's operations were historically included in the consolidated income tax returns filed by Lilly. The Company also entered into a tax-sharing agreement with Lilly in November 1994 for the period of time during which Guidant was to be included in Lilly's consolidated tax returns. Income tax expense has been computed assuming the Company filed separate income tax returns worldwide. Through the split-off date, differences between income taxes payable and amounts reported in the consolidated financial statements have been reflected as a reduction of additional paid-in capital.

Earnings Per Share: Earnings per share of common stock for 1996 and 1995 has been computed by dividing net income by the weighted average common shares outstanding during the year.

Historical earnings per share for 1994 is not meaningful due to the changes in the capital structure during that year. Pro forma earnings per share for 1994 was computed by dividing pro forma net income by the pro forma weighted average shares outstanding during the year. Pro forma net income and earnings per share have been determined assuming the December 31, 1994, capital structure was in place and 71.86 million common shares were outstanding for the entire year. The pro forma adjustment to net income gives effect to an increase in net interest expense, net of tax.

Use of Estimates: Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Reclassification: Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.



              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements

NOTE 3 - SPECIAL AND RESTRUCTURING CHARGES

Special Charges: The Company recorded two separate noncash charges totaling $95.7 million during the second quarter of 1996. The first was an impaired asset charge against the Company's atherectomy-related goodwill and other intangible assets of $66.9 million. This charge was based on a discounted cash flow analysis performed in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and primarily resulted from declining sales and profitability of the Company's atherectomy business. The goodwill and other intangible assets were originally recorded as part of the purchase of Devices for Vascular Intervention, Inc., by Lilly in 1989, prior to the formation of Guidant.

The second charge was a $28.8 million noncash charge to cost of sales resulting from the obsolescence of older-generation cardiac rhythm management products and programmers. The charge resulted from accelerated regulatory approval for market release and customer acceptance of new-generation CRM products.

Restructuring Charges: In 1993, Guidant and Lilly took actions designed to enhance Guidant's competitiveness in the changing healthcare markets, reduce expenses, and improve efficiencies. As a result of these actions, Guidant recognized restructuring charges of $81.5 million in 1993. Restructuring costs include those amounts resulting from management's commitment to revised strategic actions. The remaining reserve balances at December 31, 1996 and 1995, were $11.8 million and $20.9 million, respectively. All such actions are underway. During 1996, management reevaluated and extended its estimate of the time necessary to complete the restructuring actions. Management now believes all such actions will be completed by 1998. The strategic actions relate principally to significantly changing the manner of distributing the Company's products in overseas markets, and consolidating and relocating certain manufacturing and administrative operations within the United States.



GUIDANT CORPORATION and Subsidiaries

Notes to Consolidated Financial Statements

NOTE 4 - STOCK PLANS

Stock Plans: In October 1994 and May 1996, the Company adopted stock plans (Stock Plans) pursuant to which the Company grants nonqualified stock options and restricted stock grants to outside members of its Board of Directors and may grant incentive stock options, nonqualified stock options, performance awards, and restricted stock grants to officers, other executives, employees, and consultants of the Company. The Stock Plans allow grants of up to 7,250,000 shares of authorized but unissued shares of the Company's common stock.

Stock options are granted at 100% of the fair market value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors vest and become fully exercisable after approximately one year from the date of grant. All other stock options granted by the Company vest and become fully exercisable after three years from the date of grant or vest in increments over three years.

At December 31, 1996, there were 3,484,382 additional shares
(after option-equivalent grants of 423,813 used for performance awards and restricted stock) available for grant under the Stock
Plans.


Stock option activity is summarized below:
                                            Weighted Average                Weighted Average               Weighted Average
                                  1996       Exercise Price      1995        Exercise Price      1994       Exercise Price
                                  ----      --------------       ----       --------------       ----      ----------------
Outstanding at January 1       2,066,636        $25.53          841,500          $14.50           N/A
Granted                        1,403,250         43.26        1,332,636           31.63         841,500         $14.50
Exercised                         (5,653)        31.50            --                --             --
Cancelled                       (122,428)        27.39        (107,500)           14.77            --
                               ----------                     ---------          -------
Outstanding at December 31      3,341,805        32.81        2,066,636          $25.53         841,500         $14.50
Exercisable at December 31        419,550       $31.28           --                 --             --

Exercise prices for options outstanding as of December 31, 1996, ranged from $14.50 to $59.25. The weighted average remaining contractual life of options outstanding at December 31, 1996, is approximately 9.5 years.

The Company follows the provisions of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock options which require compensation expense for stock options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its stock options granted.

In 1995, the Company adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 permits companies to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. The alternative fair value accounting provided for under SFAS No. 123 requires the use of stock option valuation models. In management's opinion, existing stock option valuation models, developed for estimating the fair value of transferable traded options with no vesting restrictions, do not necessarily provide a reliable measure of fair value. Therefore, as permitted, the Company continues to apply the existing accounting rules under APB No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value method in measuring compensation cost for stock options granted subsequent to December 31, 1994, had been applied.

The per-share weighted average fair value of stock options granted in 1996 and 1995 was $18.87 and $13.76, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                      1996       1995
                                      ----       ----
     Risk-free interest rate          6.7%       6.0%
     Dividend yield                   0.2%       0.3%
     Volatility factor               26.3%      29.4%
     Option life                   7 years    7 years



              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements

NOTE 4 - STOCK PLANS - (Continued)

The pro forma impact on income assumes a forfeiture rate of approximately 10%. Had compensation expense for stock options granted in 1996 and 1995 been recorded based on the fair market value at the grant date, the Company's net income and earnings per share would have been reduced by $7.5 million and $0.10, respectively, in 1996 and $1.1 million and $0.02, respectively, in 1995.

The pro forma effects are not representative of the effects on reported net income for future years, as most of the stock option grants vest in cumulative increments over a period of three years.

Performance award shares are dependent upon continued employment and achievement of certain performance objectives. Performance awards of approximately 233,300 shares were outstanding at December 31, 1996. Prior to 1996, Guidant employees continued to participate in the Lilly performance award plan and, accordingly, Guidant shares were not used to satisfy these obligations. The estimated cost of performance award shares is expensed as earned. Such expenses were $10.4 million in 1996 and $7.9 million in 1995.

Shareholder Rights Plan: A shareholder rights plan exists which would entitle all shareholders to a preferred stock purchase right entitling them to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at an exercise price of $43.50. The Company may redeem the rights for $0.01 per right up to and including the tenth business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company's general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring Company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the Company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on October 17, 2004, unless redeemed earlier by the Company.


NOTE 5 - BORROWINGS

At December 31, 1996, the Company had outstanding commercial paper borrowings of $238.8 million and bank borrowings of $124.7 million at a weighted average interest rate of 5.34%. The Company expects that a minimum of approximately $233.5 million of borrowings will remain outstanding throughout 1997, and, accordingly, has classified this portion as long-term at December 31, 1996. The weighted-average interest rate on borrowings outstanding during 1996 was 5.89%. The Company's commercial paper borrowings are supported by a credit facility with certain banks, which permits borrowings of up to $600.0 million through January 8, 2001. There are currently no outstanding borrowings under the credit facility. This credit facility carries a variable market rate of interest.
Restrictive covenants in the borrowing agreements include limitations on additional borrowings, consolidations, mergers, and certain sales of assets and maintenance of certain financial performance measures. At December 31, 1996, unused committed lines of credit were $600.0 million. Compensating balances and commitment fees are not material.

At December 31, 1995, the Company had outstanding borrowings of $455.0 million under a $700.0 million credit facility which expired January 8, 1996. Borrowings under the facility carried a variable interest rate of 6.39% at December 31, 1995. On January 8, 1996, the Company refinanced this credit facility through the issuance of commercial paper and the new credit facility. At December 31, 1995, the Company expected that a minimum of $385.0 million of borrowings would remain outstanding throughout 1996 and, therefore, classified that portion of borrowings as long-term at that time. The weighted-average interest rate on borrowings outstanding during 1995 was 6.55%. Interest expense, which is included in other expenses and approximates cash payments of interest on borrowings, was $25.7 million, $33.1 million, and $18.8 million in 1996, 1995, and 1994, respectively.


              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements


NOTE 6 - ACQUISITIONS

In August 1995, the Company completed the acquisition of its German distributor, Danimed GmbH und Co. KG. (Danimed), by purchasing the remaining 20% ownership interest. In connection with this transaction, Lilly made a net capital contribution to Guidant of $11.0 million. The total purchase price of approximately $24.0 million was determined based upon the operating results of Danimed during the two-year period ended August 31, 1995. This acquisition is accounted for by the purchase method and related goodwill is being amortized using the straight-line method over seven years.

NOTE 7 - TRANSACTIONS WITH AFFILIATED COMPANIES

Transactions with affiliated companies relate primarily to costs and expenses (other than the amounts discussed in Note 2) initially incurred by Lilly on behalf of the Company and subsequently charged to the Company. An analysis of significant expense items follows:


                                      1995       1994
                                      ----       ----

     Personnel and benefits          $13.2      $14.8
     Information systems               --         3.0
     Insurance                         4.5        6.5
     Interest income, net             (0.3)      (3.2)
     Royalties                         5.9        6.5
     Miscellaneous                     2.1        1.9
                                      ----       ----
                                     $25.4      $29.5
                                     =====      =====


During 1994, the Company declared dividends to Lilly of $1,097.0 million, including $444.6 million which was recorded as a reduction of long-term advances to affiliated companies, $158.3 million as payment for certain assets that have historically been recorded on the Company's books, and $494.1 million in cash dividends.


NOTE 8 - LEASES

The Company leases various manufacturing and office facilities and certain equipment using operating leases. Future minimum lease commitments are as follows:

                1997         $  7.9
                1998            7.1
                1999            6.4
                2000            6.1
                2001            5.5
                Thereafter      7.3
                              -----
                              $40.3
                              =====

Rent expenses for all leases, including contingent rentals, which were not material, amounted to approximately $9.0 million, $7.2 million, and $6.8 million for 1996, 1995, and 1994, respectively.


                      GUIDANT CORPORATION and Subsidiaries

                   Notes to Consolidated Financial Statements

NOTE 9 - INCOME TAXES

Following is the composition of income tax expense:

                                                  1996      1995      1994
                                                  ----      ----      ----
Current:
  Federal                                        $75.4     $47.8     $49.9
  State                                           11.7       6.2      11.9
  Foreign                                          4.8      12.7       3.8
                                                  ----      ----      ----
     Total currently payable                      91.9      66.7      65.6

Deferred:
  Federal                                         (7.1)      0.3       0.2
  State                                           (1.6)      3.2      (2.0)
  Foreign                                          0.5      (1.5)       --
                                                  ----      ----       ----
     Total deferred tax expense (benefit)         (8.2)      2.0      (1.8)
                                                  ----      ----       ----
Income tax expense                               $83.7     $68.7     $63.8
                                                 =====     =====     =====



Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

                                             1996        1995
                                             ----        ----
Deferred tax assets:
  Inventory and product-related reserves    $43.6       $30.7
  Acquisition of intangible assets           15.0        15.8
  Net operating loss carryforwards            6.6         5.8
  Restructuring and special charges           5.8         8.8
  Employee compensation and benefits          3.3         6.3
  Litigation                                  2.8         2.8
  Accounts receivable related                 2.8         1.7
  State income taxes                          0.8         0.6
  Other                                       9.5         5.8
                                             ----        ----
                                             90.2        78.3
  Valuation allowances                       (6.6)       (5.6)
                                             ----        ----
     Total deferred tax assets               83.6        72.7

Deferred tax liabilities:
  Property and equipment                    (11.6)       (7.2)
  Prepaid employee benefits                   --         (1.3)
  Long-term equity investments               (6.1)
  Other                                      (4.0)       (4.4)
                                            ------      ------
     Total deferred tax liabilities         (21.7)      (12.9)
                                            ------      ------
Deferred tax assets, net                    $61.9       $59.8
                                            ======      ======

Income taxes paid were $103.1 million, $56.2 million, and $41.1 million in 1996, 1995, and 1994, respectively.


                      GUIDANT CORPORATION and Subsidiaries

                   Notes to Consolidated Financial Statements

NOTE 9 - INCOME TAXES - (Continued)

Following is a reconciliation of the effective income tax rate:

                                                           1996    1995    1994
                                                           ----    ----    ----

United States federal statutory income tax rate            35.0%   35.0%   35.0%

Increase (decrease) in tax rate resulting from:
  State income taxes, net                                   3.5     3.6     4.1
  Benefit from operations in Puerto Rico                   (2.7)   (1.0)   (1.0)
  Effect of international operations                        1.7     1.8     0.8
  Effect of impairment charges                             17.6     --       --
  Nondeductible expenses, primarily goodwill amortization   2.7     3.1     4.0
  Research credit                                           --      --     (0.2)
  Other, net                                               (1.8)   (2.0)   (1.8)
                                                            ----    ----    ----
Effective income tax rate                                  56.0%   40.5%   40.9%
                                                           ====    ====    ====

No provision has been made for United States federal and state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($26.5 million at December 31, 1996) because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 1996, approximately $3.2 million of foreign tax losses were available for carryforward. These carryforwards are subject to valuation allowances and generally expire within a period of one to seven years.


              GUIDANT CORPORATION and Subsidiaries
           Notes to Consolidated Financial Statements

NOTE 10 - EMPLOYEE BENEFIT PLANS

Employee Savings and Stock Ownership Plan: In 1995, Guidant created a defined contribution savings plan that covers its eligible United States employees. The plan includes both an employee savings component and an employee stock ownership component. The purpose of the plan is generally to provide additional financial security to employees during retirement.

Participants in the savings plan may elect to contribute, on a before-tax basis, a certain percent of their annual earnings. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes (in Guidant common stock) a fixed percentage of employees' annual base pay to the plan regardless of whether the employee contributes to the Plan. Prior to the establishment of the Guidant plan, eligible employees participated in Lilly's defined contribution savings plans. Contributions to those plans were determined by Lilly based on employee contributions and the level of Lilly's match. The accounts of employees previously participating in the Lilly defined contribution savings plans were transferred to the Guidant plan during 1995.

The Company established an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the savings plan. This internally leveraged ESOP acquired approximately 2.2 million shares of newly issued Guidant common stock at a cost of $60.0 million ($26.70 per share) in September 1995. Common shares held by the ESOP are allocated to Guidant employees on a periodic basis until these shares are exhausted (approximately seven years, assuming the year-end price per-share of Guidant common stock of $57.00 remains constant). At December 31, 1996, the
ESOP held approximately 0.3 million allocated shares and 1.9 million unallocated shares. The cost of shares transferred to the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are treated as outstanding in the computation of earnings per share. Compensation expense under these plans was $13.9 million, $5.8 million, and $6.2 million for 1996, 1995, and 1994, respectively.

Retirement Plan: The Company previously sponsored noncontributory defined benefit retirement plans which covered the majority of United States employees. Benefits under the domestic plans were calculated by using one of several formulas. These formulas were based on a combination of the following: (i) years of service, (ii) final average earnings, (iii) primary social security benefit, and (iv) age.

On September 25, 1995, the Company froze benefits under its defined benefit retirement plans. Concurrently, the Guidant Retirement Plan (Plan) was created and assumed the accumulated benefit obligation associated with the frozen plans. As a result of these actions, the Company recognized a $2.7 million pretax curtailment gain in 1995. Certain employees who met eligibility requirements at September 25, 1995, continue to accrue benefits for projected future salary increases under the Plan.

The Company's funding policy for all plans is consistent with United States employee benefit and tax-funding regulations.
Plan assets, which are maintained in a trust, consist primarily of equity and fixed income instruments.

Net pension expense for the Company's United States retirement plans includes the following components:



                                                  1996      1995      1994
                                                  ----      ----      ----
Service cost, benefits earned during the year     $ --      $3.0      $5.3
Interest cost on projected benefit obligation      2.8       3.0       2.7
Return on assets                                  (5.6)     (6.7)     (0.4)
Net amortization and deferral                      1.8       3.5      (1.9)
                                                  ----      ----      ----

   Net pension (credit) cost                     $(1.0)     $2.8      $5.7
                                                 ======     ====      ====


              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements

NOTE 10 - EMPLOYEE BENEFIT PLANS - (Continued)

The funded status and amounts recognized in the consolidated balance sheets for the Plan at December 31 were as follows:

                                                  1996        1995
                                                  ----        ----

Plan assets at fair value                        $45.6       $40.2

Actuarial present value of benefit obligations:
   Vested benefits                               (34.1)      (23.5)
   Nonvested benefits                             (1.9)       (6.6)
                                                  ----        ----
Accumulated benefit obligation                   (36.0)      (30.1)
Effect of projected future salary increases       (6.8)       (5.2)
                                                  ----        ----
Projected benefit obligation                     (42.8)      (35.3)
                                                  ----        ----
Plan assets in excess of projected
 benefit obligation                                2.8         4.9
Unrecognized loss (gain), net                      0.4        (0.4)
Unrecognized prior service cost, net               2.2          --
                                                  ----        ----
Prepaid pension cost                              $5.4        $4.5
                                                  ====        ====


The assumptions used to develop net periodic pension expense and the actuarial present value of projected benefit obligations are shown below:


                                                    1996      1995      1994
                                                    ----      ----      ----
                                                            (percent)

Discount rate (weighted average)                     7.5        7.5      8.5
Rate of increase in future compensation levels     4.5-8.0   4.5-8.0    4.5-8.0
Expected long-term rate of return on plan assets    10.5       10.5      11.0


The impact of the plan curtailment resulted primarily in the decrease in net pension cost in 1995 and realization of a credit in 1996.

Certain employees outside the United States participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the above information. However, expenses attributable to the employees at these locations are included in the results of operations and are not material. The maintenance of these plans was transferred from Lilly to the Company during 1995.



              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements

NOTE 11 - GEOGRAPHIC INFORMATION

The Company operates in one industry segment the development, manufacture, and marketing of products and services for minimally invasive medical procedures. Net sales, income before taxes, and assets by major geographic area are summarized below.


                                              1996        1995       1994
                                              ----        ----       ----
Net sales:
  United States:
  Sales to unaffiliated customers           $714.1      $672.2     $694.5
     Transfers to other geographic areas     239.2       183.1       92.9
                                             -----      ------      -----
                                             953.3       855.3      787.4

  Sales to other unaffiliated customers      334.4       259.1      167.9
  Eliminations and transfers                (239.2)     (183.1)     (92.9)
                                             ------     ------      -----

                                          $1,048.5      $931.3     $862.4
                                           ========     ======     ======
Income (loss) before income taxes:
     United States                          $149.0      $173.1     $165.4
     Other                                     9.5        29.4      (10.0)
     Eliminations and adjustments             (9.0)      (32.7)       0.5
                                             ------     ------    -------

                                            $149.5      $169.8     $155.9
                                            ======      ======     ======
Assets:
     United States                          $997.9    $1,063.3     $996.1
     Other                                   219.2       213.1      132.7
     Eliminations and adjustments           (213.2)     (219.0)     (25.2)
                                             -----      ------      -----
                                          $1,003.9    $1,057.4   $1,103.6
                                          ========    ========   ========

Sales between geographic areas are made at transfer prices that, in general, approximate prices to unaffiliated third parties.

Remittances to the United States are subject to various regulations of the respective governments as well as to fluctuations in exchange rates. United States export sales to unaffiliated customers were approximately $72.4 million, $69.0 million, and $101.4 million for 1996, 1995, and 1994, respectively.


              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements

NOTE 12 - FINANCIAL INSTRUMENTS

In the normal course of business, operations of the Company are exposed to continuing fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing, and operating. The Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of documented corporate risk-management policies.

The notional amounts of derivatives summarized in the following paragraphs do not represent amounts exchanged by the parties. They indicate the extent of the Company's involvement in such agreements but do not represent its exposure to market risk through the use of derivatives.

Foreign Exchange Risk Management: A portion of the Company's cash flows is derived from transactions denominated in foreign currencies (principally European currencies and the Japanese
Yen). The United States dollar value of transactions denominated in foreign currencies fluctuates as a result of a strengthening or weakening United States dollar. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward and option contracts with major international financial institutions. These forward and option contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases, and intercompany loans, for periods consistent with commitments. Realized and unrealized gains and losses on these contracts that qualify as hedges are deferred and recognized in the same period as the transactions occur. The Company's foreign exchange contracts do not subject it to material risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged. The Company had contracts to exchange foreign currencies in the following notional amounts:

                                             1996      1995
                                             ----      ----
       Forward exchange contracts           $111.9    $ 80.7
       Purchased foreign currency options   $217.7    $113.5


Fair values exceeded the carrying amounts of these instruments at December 31, 1996 by approximately $2.0 million. The estimated fair values of derivative financial instruments used to hedge the Company's risks will fluctuate over time. The fair value of forward exchange contracts is estimated by obtaining quoted market prices. The fair value of foreign currency option contracts is estimated using option pricing models used widely in financial markets. The increase in the notional amounts of purchased foreign currency options primarily relates to increased foreign exchange exposure particularly in Germany and Japan and the Company's expanded commitment to its risk reduction strategy.

Interest Rate Risk Management: The Company enters into interest rate swaps to lower funding costs or reduce exposures to interest rate fluctuations. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. There were no interest rate swaps outstanding at December 31, 1996. The notional amount of interest rate swaps outstanding at December 31, 1995, was $150.0 million, and these swaps had an unrealized loss of $9.5 million. These swaps were terminated during 1996 without loss.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign currency exchange contracts, interest rate swaps, and trade receivables. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the


              GUIDANT CORPORATION and Subsidiaries

           Notes to Consolidated Financial Statements

NOTE 12 - FINANCIAL INSTRUMENTS - (Continued)

relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Hospitals and other healthcare providers account for a substantial portion of the trade receivables; collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes credit risk exposure to such contracts is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Investments: Investments in marketable equity securities are accounted for in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires that all investments in debt and equity securities that have readily determinable fair values be classified and accounted for in one of three categories: held-to-maturity, trading, or available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and recorded, net of tax, as a separate component of shareholders' equity. All other noncurrent investments, primarily interest bearing deposits, are classified as held-to-maturity. Held-to-maturity investments are stated at amortized cost and included in long-term investments. The Company owns no investments that are considered trading securities.

At December 31, 1996, available-for-sale investments, which included only marketable equity securities, had a cost of $3.5 million and a fair value of $19.1 million. The gross unrealized gain associated with available-for-sale securities of $15.6 million, net of tax of $6.2 million, was included as a separate component of shareholders' equity. At December 31, 1995, the carrying value of the available-for-sale securities was $3.5 million and this approximated their fair value. There were no sales of available-for-sale securities in 1996 or 1995. The Company determines fair values primarily based on quoted market values.

The carrying value of held-to-maturity investments, which include bank certificates of deposit held in Puerto Rico, were $22.2 million and $16.4 million at December 31, 1996 and 1995, respectively. The carrying values of these investments approximate their fair values.


NOTE 13 - CONTINGENCIES

The Company is a party to various legal actions which have occurred in the normal course of business. In May 1995, Intermedics, Inc., a division of Sulzermedica USA, Inc., filed suit against Guidant alleging patent infringement related to certain Guidant defibrillator and pacemaker models. Intermedics is seeking injunctive and monetary relief of an unspecified amount.

The Company has also been named as a defendant, along with Schneider (USA), Inc., and Schneider (Europe), AG, wholly owned subsidiaries of Pfizer, Inc., in an action brought in 1995 by Boston Scientific Corporation and its subsidiary, SCIMED Life Systems, Inc. The lawsuit alleges violation of federal and state antitrust laws, as well as state unfair competition and abuse of process laws. Boston Scientific and SCIMED allege that the violations are based on the misuse of the United States patent laws as a result of agreements concerning certain rapid exchange catheter patents. The lawsuit seeks injunctive relief, unspecified monetary damages, and a declaration that certain patents are unenforceable.



              GUIDANT CORPORATION and Subsidiaries

            Notes to Consolidated Financial Statements

NOTE 13 - CONTINGENCIES - (Continued)

On May 3, 1996, Pacesetter, Inc., filed suit against the Company in the United States District Court for the District of Delaware. The lawsuit was subsequently transferred to the United States District Court for Minnesota. The complaint, as subsequently amended, alleges infringement of six of the patents related to the Company's VIGOR pacemaker/programmer and the VENTAK MINI and seeks injunctive relief, unspecified monetary damages, and an award of attorneys' fees.

On August 23, 1996, following the filing with the French
Ministry of Labor and Social Affairs of a small number of reported incidents concerning the use in France of the 15mm ACS
RX MULTI-LINK Coronary Stent System, the Company, in cooperation with the French Ministry, voluntarily suspended sales of this product and recalled units in France.

The Company is a party to certain other legal actions arising in the ordinary course of its business. While it is not possible to predict or determine the outcome of the legal actions brought against it, the Company believes the costs associated with all of these actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations in any one accounting period.

Further, product liability claims may be asserted in the future relative to events currently unknown to management. Management believes that the Company's risk-management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

Note 14 -  SELECTED QUARTERLY INFORMATION (Unaudited)
The following table summarizes the Company's operating results by quarter:

                                                        1996                              1995
                                        ----------------------------------- ----------------------------------------
                                        Fourth    Third     Second    First     Fourth    Third     Second     First
                                        ------    -----     ------    -----     ------    -----     ------     -----
Net sales:
  Cardiac rhythm management             $151.9    $144.7    $144.2    $133.8    $123.6    $119.3    $105.6    $103.9
  Vascular intervention                  104.9     104.7     109.1     106.9     114.5     108.4     111.0     114.0
  Minimally invasive systems              14.0      10.7      12.2      11.4      10.2       6.4       7.5       6.9
                                         -----     -----     -----     -----     -----     -----     -----     -----
     Total net sales                     270.8     260.1     265.5     252.1     248.3     234.1     224.1     224.8
Cost of sales                             68.4      69.1     100.0(1)   77.0      70.9      68.1      73.6      70.8
                                         -----     -----     -----     -----     -----     -----     -----     -----
     Gross profit                        202.4     191.0     165.5     175.1     177.4     166.0     150.5     154.0
Research and development                  41.9      37.6      37.0      36.0      34.7      32.2      34.4      33.4
Sales, marketing, and administrative      87.6      78.7      82.4      77.3      80.0      72.5      69.7      69.6
                                         -----     -----     -----     -----     -----     -----     -----     -----
  Income from operations                  72.9      74.7      46.1      61.8      62.7      61.3      46.4      51.0
Other  expenses, net                       5.0       6.8      12.6      14.7      11.8      14.0      10.5      15.3
Impairment charge                          --        --       66.9       --        --        --        --        --
                                         -----     -----     -----     -----     -----     -----     -----     -----
Income (loss) before income taxes         67.9      67.9     (33.4)     47.1      50.9      47.3      35.9      35.7
Income taxes                              25.6      26.7      12.8      18.6      20.1      19.3      14.7      14.6
                                         -----     -----     -----     -----     -----     -----     -----     -----
  Net income (loss)                      $42.3     $41.2    $(46.2)    $28.5     $30.8     $28.0     $21.2     $21.1
                                         -----     -----     -----     -----     -----     -----     -----     -----
Earnings (loss) per share                $0.59     $0.57    $(0.64)    $0.40     $0.43     $0.39     $0.30     $0.29
Cash dividends declared                 $0.025     0.025    $0.025    $0.025     0.025    $0.025       --       --
Common stock prices:
  High                                  $57.25    $56.25    $61.38    $54.63    $42.63    $29.25    $24.50     $19.88
  Low                                   $40.00    $47.00    $46.50    $39.50    $27.50    $22.63    $18.25     $15.50



(1) Includes the impact of $28.8 million in obsolescence charges in second quarter resulting from the accelerated regulatory approval and customer acceptance of new generation CRM products and programmers. See Note 3.




                 Report of Independent Auditors


Board of Directors and Shareholders
Guidant Corporation and Subsidiaries


We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



s/Ernst & Young LLP

Indianapolis, Indiana
February 4, 1997