Form 10-K, Exhibit 13
period 1997-12-31
GUIDANT CORP
filed 1998-03-17
CIK 929987

Exhibit 13.1
                          Annual Report to Shareholders
                      for the Year Ended December 31, 1997
                      (portions incorporated by reference)

Guidant Corporation and Subsidiaries
Selected Consolidated Financial Data
(Dollars in millions, except per-share and other data)

Year Ended December 31,                   1997           1996            1995         1994         1993

Operations:
Net sales:
     Cardiac rhythm management            $669.6         $574.6         $452.4       $378.6         $336.5
     Vascular intervention                 591.4          425.6          447.9        464.5          451.6
     Cardiac & vascular surgery             67.2           49.5           31.0         19.3            6.6
                                           -----          -----          -----        -----           ----
Total net sales                          1,328.2        1,049.7          931.3        862.4          794.7
Cost of products sold                      320.8          315.9(1)       283.4        270.9          236.2
                                         -------        -------          -----        -----          -----
     Gross profit                        1,007.4          733.8(1)       647.9        591.5          558.5
Research and development                   208.3          164.6          142.8        138.3          132.6
Purchased research and development(2)       57.4            --             --           --             --
Sales, marketing, and administrative       439.7          328.4          292.8        269.8          255.8
Other - special(3)                          22.6            --             --           --            81.5
                                            ----          -----          ----         -----           ----

Income from operations                     279.4          240.8(1)       212.3        183.4           88.6
Other expenses, net                         30.6(4)       104.8(5)        50.8         35.4            5.7
Net income                                $145.3(6)      $ 52.3(7)      $ 92.8       $ 84.2         $ 46.5
Earnings per share                        $  0.99(6)     $  0.36(7)     $  0.64
Earnings per share - assuming dilution    $  0.97(6)     $  0.35(7)     $  0.63
Pro forma net income(8)                                                              $ 68.3
Pro forma earnings per share(8)                                                      $  0.47
Cash dividends declared per share         $  0.05        $  0.05        $  0.025        --
Weighted average shares outstanding        147.15         146.73         145.75       145.50(8)

-----------------------------------------------------------------------------------------------------------
December 31,                                1997            1996          1995          1994         1993

Financial Position:
Working capital                           $ 83.8(9)      $127.6         $119.7       $134.1         $153.8
Current ratio                              1.2:1(9)       1.4:1          1.4:1        1.4:1          1.7:1
Capital expenditures, net                   76.8           63.6           64.9         51.8           43.7
Total assets                             1,225.0        1,024.9        1,069.1      1,122.5        1,300.4
Borrowings                                 292.2          363.5          455.0        473.0            --
Borrowings as a percentage
  of total capitalization                   33.4%          43.8%          53.6%        62.6%           --
Shareholders' equity                       581.8          466.9          394.4        282.6(10)    1,059.6
Book value per share                      $  3.95        $  3.18        $  2.71      $  1.94

Other Data:
Net sales per employee                   $239,500        $207,300       $183,000     $162,300      $153,000
Income from operations
  per employee                             64,800(12)      53,200(11)     41,700       34,500        32,800
Effective income tax rate(13)              35.3%           38.4%(11)      40.5%        40.9%         39.8%
Full-time employee equivalents              6,017           5,076          5,053        5,127         5,502
Common shareholders of record               3,873           3,185          3,139         106


(1) Includes the impact of special obsolescence charges of $28.8 million reported in the second quarter of 1996. Excluding the effect of these charges, cost of products sold was $287.1 million, gross profit was $762.6 million, and income from operations was $269.6 million.
(2) In conjunction with the asset acquisition of NeoCardia, LLC., the initial purchase price of $57.4 million, which represented the appraised value of in-process research and development, was charged to expense.
(3) Represents merger-related costs of $11.1 million in connection with the acquisition of EVT and a special contribution to the Guidant Foundation, Inc., of $11.5 million in 1997, and restructuring charges in 1993.
(4) Includes a one-time gain of $23.2 million on the sale of the Company's equity investment in Gynecare, Inc., and a corporate legal reserve of $11.5 million recorded in the fourth quarter of 1997.
(5) Includes the impact of impairment charges on atherectomy-related goodwill and other intangible assets of $66.9 million. Without the effect of these special charges, other expenses were $37.9 million for the year ended December 31, 1996.
(6) In addition to the special items mentioned in (3) and (4) above, reported net income includes a cumulative effect of a change in accounting principle of ($4.7 million), net of tax, recorded by the Company pursuant to its adoption of EITF consensus on Issue 97-13. See Note 3 to Consolidated Financial Statements. Excluding the effect of these special items, net income was $197.4 million, earnings per share was $1.34, and earnings per share-assuming dilution was $1.32 for the year ended December 31, 1997.
(7) Excluding the effect of the aforementioned special obsolescence and impairment charges, net income, earnings per share, and earnings per share assuming dilution were $136.4 million, $0.93, and $0.92, respectively, for the year ended December 31, 1996.
(8) Pursuant to the formation of Guidant, its Initial Public Offering (IPO), and resultant transfer of assets from Eli Lilly and Company (Lilly), the Company reported 1994 earnings on a pro forma basis, which give effect to the following transactions as if they occurred on January 1, 1994:
     (i) borrowings under certain credit agreements, (ii) dividends to Lilly, and (iii) receipt of IPO proceeds.
(9) The decline in working capital and current ratio primarily resulted from the classification of $212.2 million of the Company's commercial paper and bank borrowings as a current liability.
(10) The decline in shareholders' equity from December 31, 1993, to December 31, 1994, was primarily attributable to dividends to Lilly. See (8) above.
(11) Excludes impact of the aforementioned special obsolescence and impairment charges recorded in the second quarter of 1996.
(12) Excludes impact of the aforementioned purchased research and development charge, merger-related costs, and special contribution to the Guidant Foundation, Inc., in 1997.
(13) The effective income tax rate excludes the impact of EVT's nondeductible losses.

This schedule gives retroactive effect to the Company's acquisition of EndoVascular Technologies, Inc., (EVT) which was completed in the fourth quarter of 1997. In addition, per-share data and weighted average shares outstanding have been adjusted for all years to reflect the two-for-one stock split in 1997.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Guidant Corporation (Guidant or the Company), an Indiana corporation, is a multinational company that designs, develops, manufactures, and markets a broad range of innovative, high-quality therapeutic devices for use in: (i) cardiac rhythm management (CRM), (ii) vascular intervention (VI), and (iii) cardiac and vascular surgery (CVS). In CRM, the Company is a worldwide leader in automatic implantable cardioverter defribrillator (AICD) systems. The Company also designs, manufactures, and markets a full line of implantable pacemaker systems used in the treatement of slow or irregular arrhythmias. In VI, the Company is a worldwide leader in minimally invasive procedures used for opening blocked coronary arteries. In addition, the Company develops, manufactures, and markets products focusing on laparoscopic market opportunities in cardiovascular, vascular, and general surgeries. During the fourth quarter of 1997, the Company's Minimally Invasive Systems group was renamed the Cardiac and Vascular Surgery Group to reflect management's strategic redirection of this business. This previously announced strategy has resulted in a number of new products, including the VASOVIEW system for endoscopic vessel harvesting and the acquisition of EndoVascular Technologies, Inc., a leader in minimally invasive approaches to repair abdominal aortic aneurysms (AAA).

Cardiovascular disease is the leading cause of death in the United States. Guidant's business strategy is to design, develop, manufacture, and market innovative, high-quality therapeutic products principally for use in treating cardiovascular and vascular diseases and performing minimally invasive surgical procedures, which result in improved quality of patient care and reduced treatment costs. In implementing this strategy, the Company focuses on the following three areas, which it believes are critical to its future success: (i) global product innovation, (ii) economic partnerships with customers worldwide, and (iii) organizational excellence.

The Company was formed after Eli Lilly and Company (Lilly) transferred its ownership interests in several businesses in its Medical Devices and Diagnostics Division to Guidant. The Company consummated an initial public offering (IPO) of its common stock in December 1994. Lilly, whose beneficial ownership was reduced to approximately 80% after the IPO, disposed of its remaining ownership interest in September 1995 by means of a tax-free split-off, an exchange offer pursuant to which Lilly shareholders were given the opportunity to exchange their Lilly common stock for Guidant's common stock. The consummation of this exchange offer resulted in Lilly distributing all of its Guidant common stock to Lilly shareholders.


Mergers and Acquisitions

In May 1997, Guidant acquired the assets of NeoCardia, LLC., a privately held development-stage company for an initial price of $57.4 million. Under the acquisition agreement, the Company could pay a total amount of as much as $77.0 million in cash, plus subsequent additional bonus and royalty payments contingent upon achieving certain product development and sales goals. NeoCardia, which currently does not have any products available for commercial sale, is pioneering the use of radiation therapy for the treatment of restenosis. The Company has financed the acquisition with its existing credit lines. The results of NeoCardia's operations have been included in Guidant's consolidated results of operations from the date of acquisition.

On December 19, 1997, the Company completed its merger with EndoVascular Technologies, Inc., (EVT) in a tax-free stock-for-stock transaction. EVT, based in Menlo Park, California, is a leader in the development of methods and devices for minimally invasive repair of diseased or damaged vascular structures, particularly AAA. EVT has developed an endovascular grafting system to provide catheter-based delivery and implantation of a specialized sutureless prosthesis to repair life-threatening AAAs without major surgery. The Company believes that EVT's endovascular procedures for AAA repair offers significant advantages over conventional AAA surgery. EVT's products, the Tube, Bifurcated, and Aortoiliac ANCURE systems, are currently undergoing clinical trials in the United States. This business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.3154 shares of Guidant common stock for each share of EVT common stock. Approximately 2.7 million shares of Guidant common stock were issued in connection with the EVT merger. The consolidated financial statements give retroactive effect to this business combination.


Operating Results -- 1997

The Company had worldwide net sales of $1,328.2 million for the year ended December 31, 1997, reflecting an increase of $278.5 million or 27% over 1996. Growth in unit volume of 39% increased net sales, while net sales price declines and fluctuations in foreign currency exchange rates decreased net sales 8% and 4%, respectively. The effect of changes in product mix are included in the net sales price decline.

Net sales of VI products for the year ended December 31, 1997, were $591.4 million, an increase of $165.8 million or 39.0% from 1996. This growth in VI sales occurred in the fourth quarter of 1997 and was primarily due to the enthusiastic market-acceptance of the ACS RX MULTI-LINK Coronary Stent System, which was released in the United Sates in October 1997. Net sales of VI products for the three months ended December 31, 1997, increased $188.8 million or 180% from the same period in 1996. Net sales of the ACS RX MULTI-LINK Coronary Stent System were in excess of $200 million in the fourth quarter of 1997. The ACS RX MULTI-LINK Coronary Stent System, available in Europe since late 1995, is marketed on a rapid exchange platform and has been approved for use in de novo (first time) and restenotic arteries. As competitors continue to enter the coronary stent market, there can be no assurances that sales of the ACS RX MULTI-LINK Coronary Stent System will continue at the fourth quarter's rate. The Company also experienced significant sales growth in rapid exchange coronary dilatation catheters, primarily due to the ACS RX ROCKET, released in the United States in November 1997 and in international markets in June 1997; the ACS RX COMET VP, released in the United States in February 1997; the ACS RX COMET, released in international markets in June 1996 and in the United States in November 1996; and international sales of the ACS RX MULTI-LINK Coronary Stent System. The ACS RX ROCKET Coronary Dilatation Catheter is an innovative rapid exchange catheter that enables physicians to treat multiple lesions during angioplasty, perform pre-stent placements, or use in conjunction with other interventional technologies. Sales growth during the year was partially offset by unit volume declines in perfusion and over-the-wire coronary dilatation and atherectomy catheters, and by lower net average selling prices of most coronary dilatation catheters and guide wires in the United States and Europe. These lower net average selling prices include the impact of

The following tables are summaries of the Company's net sales and major costs and expenses, excluding the impact of special charges:

Year Ended December 31,                              1997          1996              1995
                                                     ----          ----              ----
                                                           (Dollars in millions)
  Net sales:
     Cardiac rhythm management                       $669.6        $574.6           $452.4
     Vascular intervention                            591.4         425.6            447.9
     Cardiac & vascular surgery                        67.2          49.5             31.0
                                                    -------       -------            -----
        Total net sales                             1,328.2       1,049.7            931.3

  Cost of products sold                               320.8         287.1(1)         283.4
                                                    -------        ------            -----
     Gross profit                                   1,007.4         762.6(1)         647.9

  Research and development                            208.3(2)      164.6            142.8
  Sales, marketing, and administrative                439.7(3)(4)   328.4            292.8
                                                     ------         -----            -----
                                                      648.0         493.0            435.6
                                                     ------         -----            -----
  Income from operations excluding special charges   $359.4(5)     $269.6(1)(5)     $212.3
                                                     ======        ======           ======


As a Percent of Net Sales                              1997          1996             1995
                                                       ----          ----             ----
  Net sales:
     Cardiac rhythm management                         50.4%         54.7%            48.6%
     Vascular intervention                             44.5          40.6             48.1
     Cardiac & vascular surgery                         5.1           4.7              3.3
                                                      -----         -----            -----
  Total net sales                                     100.0%        100.0%           100.0%

  Cost of products sold                                24.2          27.4(1)          30.4
                                                       ----          ----             ----
     Gross profit                                      75.8          72.6(1)          69.6

  Research and development                             15.7(2)       15.7             15.3
  Sales, marketing, and administrative                 33.0(3)(4)    31.2             31.5
                                                       ----          ----             ----
                                                       48.7          46.9             46.8
                                                       ----          ----             ----
  Income from operations excluding special charges     27.1%(5)      25.7% (1)(5)     22.8%
                                                       ====          ====             ====

---------------------------------------------------------------------------------------

(1) Excludes the impact of $28.8 million in special noncash obsolescence charges in the second quarter of 1996 resulting from the accelerated regulatory approval for market release and customer acceptance of new-generation CRM products and programmers. Reported cost of products sold and gross profit for 1996 were $315.9 million and $733.8 million, respectively.

(2) Excludes a purchased research and development charge of $57.4 million which represented the appraised value of in-process research and development recorded in conjunction with the asset acquisition of NeoCardia, LLC., in the second quarter of 1997.

(3)  Does not include a special contribution to the Guidant
     Foundation, Inc., of $11.5  million.

(4) Does not include $11.1 million transaction and integration costs related to the Company's merger with EVT.

(5) Including the aforementioned special charges, reported income from operations was $279.4 million and 21.0% of net sales in 1997 and $240.8 million and 22.9% of net sales in 1996.


product mix changes due to sales growth of rapid exchange catheters which have a lower average selling price than perfusion catheters. The Company believes that, in addition to this shift in product mix, net average selling prices for coronary dilatation catheters in the market may continue to decline.

Net sales of CRM products for 1997 were $669.6 million, an increase of $95.0 million or 16.5% over 1996. CRM net sales for the fourth quarter of 1997 of $183.3 million increased $31.4 million or 20.7% from the same period in 1996. The Company again experienced record sales during the quarter in automatic implantable cardioverter defibrillator (AICD) systems. Sales growth was led by the VENTAK AV, market released in the United States in July 1997 and in Europe in November 1996; strong worldwide sales of the VENTAK MINI II advanced, tiered-therapy AICD, released in the United States in July 1996; and, to a lesser degree, the VENTAK AV II DR which was recently market released in Europe. The VENTAK AV II DR is the world's first implantable defibrillator system to incorporate dual-chamber adaptive-rate pacing capability. The VENTAK AV product family's exclusive Atrial View feature allows it to distinguish ventricular rhythms that are life threatening from less dangerous atrial arrhythmias. The Company's adaptive-rate pacemaker products also contributed to sales growth during the year, particularly in the United States, where sales of pacemaker systems during 1997 increased 12% from 1996.

Management believes that sales growth in AICD systems is partially driven by studies which demonstrate the relative superiority of implantable defibrillators to drug therapy. In December 1996, the New England Journal of Medicine published the findings of the Multicenter Automatic Defibrillator Implantation Trial (MADIT). This study, the first large, randomized clinical trial comparing AICDs with conventional antiarrhythmic drug therapy, was terminated early because of the significant improvement in survival rates of patients with AICDs.
Currently, the Company is the only AICD manufacturer to have United States Food and Drug Administration (FDA) approval to expand its product labeling to cover patients identified by MADIT. In addition, the National Institutes of Health halted the Antiarrhythmic vs. Implantable Defibrillators (AVID) study in April 1997, also citing significantly increased patient survival with implantable defibrillators over conventional drug therapy.

Net sales of CVS products for the year ended December 31, 1997, were $67.2 million, an increase of

$17.7 million or 35.8% over 1996. CVS sales for the fourth quarter of 1997 increased 28.8% to $18.8 million compared to the same period in 1996. Sales growth occurred in both United States and international markets and was primarily driven by the ORIGIN TACKER endoscopic fixation device; custom configurations which incorporate this device along with other CVS products; and, to some degree, the VASOVIEW Balloon Dissection system, market released in September 1996. The VASOVIEW system provides physicians with a novel, less invasive technique for the endoscopic harvesting of the sapheneous vein.

Also contributing to sales growth in CVS were sales of EVT's endovascular grafting systems, the Tube, Bifurcated, and Aortoiliac ANCURE systems for endovascular repair of AAA. Such sales increased to $3.3 million in 1997, from $1.2 million in 1996. All three of these products are in clinical trials in the United States and, as a result, revenue is only recognized upon the successful implantation of an EndoGraft prosthesis. The Aortoiliac ANCURE system utilizes an endovascular prosthesis that is a hybrid between the Company's Tube and Bifurcated systems.

The Company experienced sales growth both in the United States and international markets during 1997. The Company's United States net sales increased 40.5% to $902.9 million, while international net sales grew 4.5% to $425.3 million for the year ended December 31, 1997, as compared to 1996. United States net sales growth was primarily due to sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK AV, VENTAK MINI II, ACS RX ROCKET, ACS RX COMET, and ORIGIN TACKER and related custom configurations. International net sales growth was primarily driven by the ACS RX MULTI-LINK Coronary Stent System, VENTAK MINI II, VENTAK AV II DR, and VENTAK AV. Sales of the ACS RX COMET in Europe and Japan, and ACS RX ROCKET in Europe also contributed to the international sales growth. An unfavorable foreign currency exchange rate impact, caused by the strengthening United States dollar, reduced net sales by approximately $41.0 million for the year ended December 31, 1997, compared to 1996. This negative impact on gross profit was partially offset by gains from foreign exchange derivative contracts, which were recorded in cost of products sold.

Cost of products sold increased 1.6% to $320.8 million for the year ended December 31, 1997, and represented 24.2% of net sales versus 30.1% during 1996. Cost of products sold without the effect of special noncash obsolescence charges of $28.8 million would have been $287.1 million or 27.4% of net sales in 1996. During the fourth quarter of 1997, the Company recorded obsolescence charges of approximately $9.4 million on its older-generation CRM programmer-recorder-monitors, primarily due to customer acceptance of the newer-generation Model 2901 Programmer-Recorder-Monitor. This charge was offset by: (i) gains in 1997 of $17.8 million realized on the foreign exchange hedges referred to above, (ii) cost savings realized from significantly increased manufacturing volume during the year,
(iii) continued improvement in productivity and manufacturing efficiencies in all businesses, and (iv) a refinement in the Company's method of accounting for unrealized profit in inventory at its international affiliate locations of approximately $6.2 million. Management believes cost of products sold as a percentage of net sales in 1998 will be in the 24%-26% range.

The acquisition of NeoCardia was accounted for under the purchase method. As a result, the Company recorded a pre-tax charge of $57.4 million relating to the appraised value of the in-process research and development. Substantially all of the possible aforementioned additional acquisition cost, when determined, will also be treated as purchased research and development expense.

The Company continued its commitment to achieving long-term growth and serving its global customers by investing significant resources in research and development. Research and development expenses of $208.3 million for the year ended December 31, 1997, excluding the aforementioned purchased research and development charge, increased $43.7 million or 26.5% from 1996 and, as a percentage of net sales, was 15.7% in both 1997 and 1996. Increased research and development spending resulted primarily from: (i) new product development costs related to future generations of AICDs, pacemakers, and programmers; (ii) increased performance-based compensation; (iii) development of stent technology for other parts of the vascular anatomy, such as carotid arteries; (iv) development of radiation therapy devices for coronary restenosis; (v) clinical evaluation of implantable device systems for the treatment of congestive heart failure; (vi) expedited PMA preparation activities and increased clinical trial costs related to the Company's endovascular grafting systems; and (vii) other cardiovascular product development in CVS. Management believes research and development as a percentage of net sales in 1998 will continue to be in the 15%-16% range.

Sales, marketing, and administrative expenses, exclusive of special charges, of $439.7 million increased $111.3 million or 33.9% for the year ended December 31, 1997, in comparison to 1996. This increase was due to: (i) variable selling expenses, such as commissions and bonuses, associated with the growth in sales; (ii) increased legal costs associated with various litigation; (iii) increased investment in the United States field-sales force; (iv) expenses incurred in preparation for the October 1997 launch of the ACS RX MULTI-LINK Coronary Stent System in the United States; (v) implementation of EVT European operations and increased personnel costs associated with the ramp up of business activities at EVT; and (vi) a charge of $4.0 million associated with the termination of a third-party distributor.

During the fourth quarter of 1997, the Company recorded $11.1 million of special charges related to its merger with EVT.
These charges include $4.2 million in transaction costs and $6.9 million of estimated costs, such as distributor buyouts and unwinding various contractual commitments, to be incurred in the integration of the operations of EVT with Guidant.

Also during the fourth quarter, the Company recorded a gain of $23.2 million in connection with the sale of the Company's equity interest in Gynecare, Inc., which was acquired by Johnson & Johnson in a tax-free stock-for-stock merger. The Company held a 30% interest in Gynecare, an enterprise engaged in the development of minimally invasive medical devices for the treatment of uterine disorders. This gain was recorded in other income. The Company recorded a special charge representing the contribution of $11.5 million of the common stock received from the Gynecare transaction to the Guidant Foundation, Inc., the Company's primary vehicle for community, educational, and other charitable giving.

Income from operations for the years ended December 31, 1997 and 1996, were $279.4 million and $240.8 million, respectively. Excluding the impact of the aforementioned purchased research and development charge, the special contribution to the Guidant Foundation, Inc., merger-related special charges in 1997, and special obsolescence charges in 1996, income from operations would have been $359.4 million or 27.1% of net sales and $269.6 million or 25.7% of net sales for 1997 and 1996, respectively. This growth in adjusted income from operations of 33.3%, was due to net sales growth combined with lower manufacturing costs, partially offset by increased research and development, and increased sales, marketing, and administrative spending.

The Company had net other expenses of $30.6 million and $104.8 million for the years ended December 31, 1997 and 1996, respectively. Partially offsetting the aforementioned gain on its investment in Gynecare, the Company recorded charges of $11.5 million during the fourth quarter related to various litigation activities. Without the effect of the securities gain and litigation charges recorded in the fourth quarter, net other expenses would have been $42.3 million for the year ended December 31, 1997. Included in net other expenses for the year ended December 31, 1996, are noncash impairment charges of $66.9 million taken by the Company against its atherectomy-related goodwill and other intangible assets. Without the effect of this special charge, net other expenses would have been $37.9 million in 1996. This increase in adjusted net other expenses in 1997 was primarily due to increased net royalties on coronary stents, rapid exchange coronary dilatation catheters, and AICDs; and charges associated with the disposal of certain manufacturing equipment, partially offset by reduced amortization expenses resulting from lower intangible assets following the aforementioned impairment charges and lower interest expense.

The Company reduced its effective income tax rate in 1997 to 39.7% from 61.5% in 1996. Without considering the effect of the special charges and the acquisition of EVT in 1997 and 1996, the effective income tax rates for the years ended December 31, 1997 and 1996, were 35.3% and 38.4%, respectively. This decline in the adjusted effective income tax rate was primarily due to: (i) increased income tax benefits in certain international locations, (ii) increased research and development income tax credits, (iii) reduced state income taxes, and (iv) the reduced impact of nondeductible expenses. Management believes the Company's effective income tax rate will remain at or near the current level throughout the next year.

In November 1997, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) issued their consensus on
Issue 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines
Business Process Reengineering and Information Technology Transformation. In implementing its strategy of global product innovation, creating economic partnerships with customers, and organizational excellence, the Company has invested significant resources in business process reengineering since its IPO and
subsequent split-off from Lilly.   ETIF Issue 97-13 requires
companies to expense as incurred third-party consulting costs associated with business process reengineering that are part of a broader systems implementation project. This change in accounting principle resulted in a pretax cumulative effect charge of $7.3 million ($4.7 million after tax; $0.03 per share).

For the years ended December 31, 1997 and 1996, the Company reported net income of $145.3 million and $52.3 million, respectively. Excluding the aforementioned special charges and other items in both 1997 and 1996, net income would have been $197.4 million and $136.4 million in 1997 and 1996, respectively. This growth in adjusted net income of 45% was due to growth in income from operations, along with slower growth in net other expenses and a lower effective income tax rate.

The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution if stock options were exercised and converted into common stock.

Reported basic earnings per share for 1997 and 1996 were $0.99 and $0.36, respectively. Excluding the aforementioned special charges and other items in both years, basic earnings per share were $1.34 in 1997 and $0.93 in 1996. Reported diluted earnings per share for 1997 and 1996 were $0.97 and $0.35, respectively. Excluding the aforementioned special charges and other items in both years, diluted earnings per share were $1.32 in 1997 and $0.92 in 1996, representing an increase of 43%.


Operating Results -- 1996

The Company had worldwide net sales of $1,049.7 million for the year ended December 31, 1996, reflecting an increase of $118.4 million or 13% over 1995. Growth in unit volume of 13% and net sales price increases of 2% were offset by a 2% unfavorable impact of foreign currency exchange rates.

Net sales of VI products for 1996 were $425.6 million, a decrease of $22.3 million or 5.0% from 1995. The Company experienced sales growth in angioplasty systems, primarily due to: (i) the ACS RX MULTI-LINK Coronary Stent System, launched in Europe and other international markets in April 1996 and November 1995, respectively; (ii) increased sales of over-the-wire catheters, such as the ACS CONCORDE and the high pressure ACS ENDURA, which were released to the United States market in March 1996, and the ACS Tx2000, released to international markets in June 1996 and to the United States market in November 1996; (iii) the ACS RX COMET, also released to international markets in June 1996 and to the United States market in November 1996; and (iv) growth in guide wires. This sales growth was offset by sales declines in perfusion, rapid exchange, and atherectomy catheters, and lower net average selling prices of most dilatation catheters in the United States and Europe.
These lower net average selling prices of dilatation catheters include the impact of product mix changes due to the sales growth in over-the-wire catheters discussed above. Atherectomy sales declines were primarily due to increasing usage of coronary stents.

Net sales of CRM products for 1996 were $574.6 million, an increase of $122.2 million or 27.0% over 1995. This growth was led by strong worldwide sales of the VENTAK MINI II, released in the United States in July 1996; the VENTAK MINI HC, released in the United States in May 1996; the VENTAK MINI released in the United States in January 1996; and the VENTAK AV, released in Europe in November 1996. The technologically advanced VENTAK MINI II, incorporates the Company's exclusive TRIAD defibrillation energy delivery system, which is designed to simplify the device implant procedure and reduce the energy needed for defibrillation. The Company's adaptive-rate pacemaker products also contributed to sales growth during the period, led by the VIGOR DR and VIGOR SR, which were released to the United States market in June 1995.

Net sales of CVS products for 1996 were $49.5 million, an increase of $18.5 million or 59.7% over 1995. CVS sales growth was experienced both in the United States and international markets as the Company continued to expand the marketing of its innovative laparoscopic technologies. Sales growth was driven by the ORIGIN TACKER endoscopic fixation device; custom procedural kits which incorporate this device along with other CVS products; and, to some degree, the VASOVIEW Balloon Dissection system, market released in May 1996.

In 1996, the Company began recognizing revenue on sales of its ANCURE systems used in clinical trials. Sales of approximately
$1.2 million, were almost entirely made up of the Tube and Bifurcated ANCURE systems.

The Company experienced sales growth both in the United States and international markets during 1996. Net sales in the United States increased 6.6% to $642.8 million, and international net sales increased 24.0% to $406.9 million from 1996 as compared to 1995. United States net sales growth was primarily due to CRM sales of the VENTAK MINI II, VENTAK MINI, VENTAK MINI HC, VIGOR DR, and VIGOR SR. International net sales growth was primarily driven by European sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK MINI II, VENTAK MINI HC, VENTAK AV, and the VIGOR family of pacemakers. The commencement of new distribution arrangements in Japan, Italy, and the Benelux countries and sales of guide wires and the ACS RX COMET in Europe, and of the ACS Tx2000 in Japan, also contributed to the international sales growth.

Cost of products sold increased 11.5% to $315.9 million in 1996. The Company took noncash obsolescence charges of $28.8 million on certain CRM products and programmers due to accelerated United States regulatory approval for market release and customer acceptance of new CRM products, particularly the VENTAK MINI, VENTAK MINI HC, and VENTAK MINI II families of AICD devices. A portion of the CRM inventory included in the special obsolescence charges taken in the second quarter of 1996 was sold later in 1996 and 1997 as a result of unanticipated demand. Cost of products sold without the effect of the special obsolescence charges in 1996 would have been 27.4% of net sales compared to 30.4% in 1995. This reduction in cost of products sold as a percentage of net sales was primarily due to: (i) enhanced manufacturing efficiencies in CRM and VI, (ii) reduced manufacturing costs of newer generation CRM and VI products, and
(iii) increased manufacturing volume.

Research and development expenses, which increased $21.8 million or 15.3% in 1996 compared to 1995, represented 15.7% and 15.3% of net sales in 1996 and 1995, respectively. Increased research and development spending during these periods primarily resulted from new product development costs related to: (i) the United States clinical evaluation of the ACS RX MULTI-LINK Coronary Stent Systems, (ii) increased personnel, materials, and clinical costs primarily related to expanded clinical trials of the Company's endovascular grafting systems and the expansion of EVT's facilities, (iii) the development of the VENTAK AV AICD system, which had its first implants in September 1996 and its European market release in November 1996, (iv) the clinical evaluation of implantable device systems for the treatment of congestive heart failure, and (v) the development of future generations of pacemaker products.

Sales, marketing, and administrative expenses grew 12.2% in 1996 compared to 1995. Variable selling expenses, such as commissions and bonuses, associated with the United States market releases of VENTAK MINI II, VENTAK MINI, VENTAK MINI HC, ACS Tx2000, ACS RX COMET, ACS CONCORDE, and ACS ENDURA were among the primary reasons for this increased spending during 1996. The commencement of new distribution arrangements in Japan, Italy, and the Benelux countries; the creation of a sales and marketing organization at EVT; and, to a lesser degree, the transition to direct sales operations in Australia and in the Czech Republic also contributed to the increase in sales and marketing expenses. Increased compensation accruals due to the Company's performance-based compensation programs contributed to the increase in general and administrative expenses during the year.

Income from operations for 1996 of $240.8 million represented a 13.4% increase from 1995 and was negatively affected by the special obsolescence charges on CRM inventory and programmers discussed above. Income from operations, without considering these special charges in 1996, would have increased $57.3 million or 27.0% over 1995. This increase was primarily due to net sales growth in 1996 combined with reduced manufacturing costs, enhanced manufacturing efficiency, and controlled growth in sales, marketing, and administrative spending.

In 1996, the Company had net other expenses of $104.8 million as compared to $50.8 million in 1995. Included in net other expenses are noncash impairment charges of $66.9 million taken by the Company against its atherectomy-related goodwill and other intangible assets in 1996. This impairment loss primarily resulted from declining sales and profitability of the Company's atherectomy business. The goodwill and other intangible assets were recorded as part of the purchase of Devices for Vascular Intervention, Inc., in 1989, prior to the formation of Guidant. Without these noncash impairment charges, net other expenses were $37.9 million in 1996. This decrease of $12.9 million or 25.4% was primarily due to the following: (i) lower net interest expenses due to the decline in outstanding borrowings and lower interest rates during 1996 and an increase in the average cash balance at EVT, (ii) increased net royalty income due to royalties received on certain vascular intervention technology patents, and (iii) reduced amortization expense resulting from lower intangible balances after the impairment charges.

The nondeductible impact of the impairment charges resulted in a significant increase in the Company's effective income tax rate to 61.5% in 1996. The Company's effective income tax rate, without considering the effect of the impairment charges discussed above and the acquisition of EVT, was 38.4% for 1996 compared to 40.5% in 1995. The lower effective income tax rate resulted primarily from increased tax benefits from the Company's operations in Puerto Rico and the reduced impact of nondeductible goodwill amortization.

Net income for 1996 was $52.3 million compared to $92.8 million in 1995. Earnings per share of $0.36 for 1996 decreased approximately 44% in comparison to 1995 earnings per share of $0.64. Without the noncash special obsolescence and impairment charges (totaling $84.1 million after tax) recorded in the second quarter of 1996, net income would have been $136.4 million and earnings per share would have been $0.93 for 1996. This adjusted net income and earnings per share growth from 1995 was primarily due to operating income growth, decreased net other expenses, and the reduced effective income tax rate.


Liquidity and Financial Condition

The Company continued to strengthen its financial condition in 1997 and generated cash flows which were more than sufficient to fund operations. Cash and cash equivalents increased to $17.7 million at December 31, 1997, from $4.1 million a year earlier, while total borrowings declined approximately $70 million and shareholders' equity increased 25%. For the year ended December 31, 1997, net cash provided by operating activities was $200.4 million compared to $149.2 million in 1996, largely driven by higher net income. Working capital was $83.8 million at December 31, 1997, a $43.8 million decrease from the prior year-end level. The current ratio at December 31, 1997 was 1.2:1 compared to 1.4:1 at December 31, 1996. The declines in working capital and the current ratio were primarily due to increased employee compensation liabilities and various other reserves recorded by the Company in the fourth quarter, and classification of the majority of the Company's borrowings as a current liability, offset by an increase in trade receivables resulting primarily from the fourth quarter sales growth of the ACS RX MULTI-LINK Coronary Stent System. The Company believes its cash from operations is sufficient to fund essentially all future working capital needs and discretionary spending requirements.

Net cash used for investing activities totaled $84.4 million for the year ended December 31, 1997, compared to $72.1 million for in 1996. The most significant use of cash for investing activities related to net additions of property and equipment of $76.8 million in 1997 compared to $63.6 million in 1996.

Net cash used for financing activities totaled $101.9 million in 1997 compared to $78.3 million in 1996. The increase in cash used for financing activities was due to increased purchases of the Company's common stock pursuant to its systematic share repurchase program, and the inclusion in 1996 of proceeds from the IPO of EVT. The share repurchase program is intended to partially offset dilution resulting from the issuance of stock under the Company's stock and other employee benefit plans.

The Company's capital structure consists of equity and interest-bearing debt. At December 31, 1997, the Company had outstanding borrowings of $292.2 million through the issuance of commercial paper and bank borrowings at a weighted-average interest rate of 6.69%. The commercial paper borrowings are supported by a credit facility which permits borrowings up to $600.0 million through January 8, 2001. This credit facility, under which there are currently no outstanding borrowings, carries a variable market rate of interest. Borrowings as a percent of total capitalization were 33.4% at December 31, 1997, compared with 43.8% at December 31, 1996. The weighted-average interest rate on debt outstanding at year end was impacted by short-term market factors near the end of December. The portion of outstanding borrowings impacted by these factors had maturities of 5 days or less. The Company expects that a minimum of approximately $80 million of borrowings will remain outstanding through the next twelve months and, accordingly, has classified this portion of borrowings as long-term at December 31, 1997.

The Company expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated cash needs, including capital expenditures which are expected to be approximately $85.0 million in 1998.

During the third quarter of 1997, the Company's Board of Directors declared a two-for-one stock split which was effected in the form of a 100% stock dividend. The stock split resulted in the issuance of approximately 74.1 million additional common shares.

The Company has recognized net deferred tax assets aggregating $82.4 million at December 31, 1997, and $61.9 million at December 31, 1996. The assets relate principally to the establishment of inventory and product-related loss reserves, and, in 1997, purchased research and development costs. In view of the consistent profitability of its past operations, the Company believes that all these assets will be recovered and that no significant additional valuation allowances are necessary.

Due to the global nature of its operations, the Company conducts its business in various foreign currencies (primarily the currencies of Western Europe and the Japanese yen) and, as a result, is subject to the exposures that arise from foreign exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and export intercompany purchases of inventory, as well as from the translation of results of operations from outside the United States. These exposures subject the Company's results of operations primarily to the adverse impact of a strengthening United States dollar. The Company is also exposed to interest rate changes.

The Company's risk-management objectives are to reduce earnings volatility and protect the Company's cash flows from the impact of fluctuating foreign currencies and interest rates. In the normal course of business, the Company follows established policies and procedures in its management of these exposures. Simple derivative instruments, including foreign currency forward contracts and purchased options, and interest rate swap agreements, are used as hedges to meet these objectives. The primary feature of Guidant's risk-management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions which arise in the ordinary course of business to allow management to focus on core business issues and challenges. All hedging activities are entered into for purposes "other than trading" as defined by SFAS No. 119. The contracts are initiated within the guidelines of documented corporate risk-management policies. The Company does not enter into foreign currency or interest rate transactions for speculative purposes. The Company's risk-management activities were successful in reducing the net impact of currency fluctuations to an immaterial level despite adverse market conditions.

The fair value of all foreign currency derivative contracts outstanding at December 31, 1997, was $3.1 million. An analysis has been prepared to estimate the sensitivity of the fair value of all derivative foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at December 31, 1997. Premiums paid for purchased options are included in the fair value. The results of the estimation, which may vary from actual results, are as follows:

                                         Fair Value
                                       of Derivatives
                                       --------------
      10% adverse rate movement           $(17.4)
      At year end rates                      3.1
      10% favorable rate movement           30.4

Any gains and losses of fair value on derivative contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table. An analysis of the impact on the Company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on expected 1998 earnings.


Regulatory and Other Matters

Government and private sector programs limiting healthcare costs, including coverage policies, price regulation, competitive pricing, and various types of managed-care arrangements, exist in the United States and in several countries where the Company does business, and further restrictions are possible. These policies and programs require healthcare providers to put increased emphasis on the delivery of more cost-effective medical therapies. Although management believes the Company is well positioned to respond to this worldwide trend toward cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and ongoing changes in the marketplace preclude the Company from predicting the impact these initiatives and changes may have on future operating results.

The Company's products are subject to extensive regulation by the FDA and, in some jurisdictions, by state and foreign governmental authorities. The Company must obtain specific clearance from the FDA before it can market products in the United States. While the FDA Modernization Act of 1997, when fully implemented, is expected to inject more predictability into the product review process, streamline post-market surveillance, and promote the global harmonization of regulatory procedures, the process of obtaining such clearances can be onerous and costly, and there can be no assurance that all clearances sought by the Company will be granted on a timely basis, if at all.

In recent years, many hospitals and other customers of medical device manufacturers have consolidated into large purchasing groups to enhance purchasing power and become more cost-effective in the delivery of healthcare. To offer a broader range of products to large purchasers, the medical device industry also has been consolidating rapidly. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. While this enhanced purchasing power may further increase the pressure on product pricing, management is unable to estimate the potential future impact at this time.

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

The Company operates in an industry susceptible to significant product liability claims. Such claims may be asserted against the Company in the future related to events not known at the present time. Management believes that its risk-management practices, including insurance coverage, are adequate to protect the Company against any material product liability losses. The Company, along with other medical device companies, is concerned that, because of inequities in United States tort law, suppliers of raw materials and component parts essential to the manufacture of Company products have indicated a desire to withdraw from or not sell to the market. Management cannot estimate the possible future impact at this time.

From time to time, the Company is subject to claims of, and legal actions alleging, infringement by the Company of patent rights of others. While it is not possible to predict or determine the outcome of the legal actions brought against it, or to provide an estimate of the losses, if any, that may arise, the Company believes the costs associated with such actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations.

Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is assessing the internal readiness of its computer systems and the compatability of its products sold to customers for handling the year 2000. In addition, the Company is assessing the readiness of third-parties (e.g., customers and suppliers) which interact with the Company's systems.
The Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner. Costs associated with the year 2000 assessment and correction of problems noted are expensed as incurred. Based on management's current assessment, it does not believe that the cost of such actions will have a material effect on the Company's results of operations or financial condition, in part because for most of its business processes, the Company recently implemented an enterprise-wide system that is year 2000 functional.

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

GUIDANT CORPORATION and Subsidiaries
Consolidated Statements of Income
(In millions, except per-share data)


Year Ended December 31,                              1997         1996            1995
                                                   --------------------------------------

Net sales                                         $1,328.2      $1,049.7         $931.3

Cost of products sold                                320.8         315.9          283.4
                                                     -----          -----         -----
   Gross profit                                    1,007.4        733.8           647.9

Research and development                             208.3         164.6          142.8
Purchased research and development                    57.4          --             --
Sales, marketing, and administrative                 439.7         328.4          292.8
Merger-related costs                                  11.1          --             --
Foundation contribution                               11.5          --             --
                                                      -----       -----          ------
   Income from operations                            279.4         240.8          212.3

Other income(expenses):
   Interest, net                                     (19.5)        (23.0)         (29.4)
   Royalties, net                                      2.3          10.0            6.8
   Amortization                                      (15.5)        (20.8)         (23.1)
   Other, net                                          2.1          (4.1)          (5.1)
   Impairment charges                                   --         (66.9)          --
                                                      -----       -----          ------
                                                     (30.6)       (104.8)         (50.8)
                                                      -----       -----          ------

Income before income taxes and cumulative effect
  of change in accounting principle                  248.8         136.0          161.5

Income taxes                                          98.8          83.7           68.7
                                                      -----       -----          ------

Income before cumulative effect of change
  in accounting principle                            150.0          52.3           92.8

Cumulative effect of change in accounting
  principle, net of income taxes                      (4.7)          --             --
                                                    ------         -----          -----
   Net income                                       $145.3         $52.3          $92.8
                                                    ======         =====          =====

Earnings per share:

Income before cumulative effect of change in
  accounting principle                                 $1.02        $0.36          $0.64
Cumulative effect of change in accounting principle    (0.03)        --             --
                                                       -----        -----         ------
   Earnings per share                                  $0.99        $0.36          $0.64
                                                       =====        =====         =====

Earnings per share - assuming dilution:

Income before cumulative effect of change in
  accounting principle                                 $1.00        $0.35          $0.63
Cumulative effect of change in accounting principle    (0.03)         --            --
                                                       -----        -----         ------

   Earnings per share - assuming dilution              $0.97        $0.35          $0.63
                                                       =====        =====          =====
See notes to consolidated financial statements.

GUIDANT CORPORATION and Subsidiaries
Consolidated Balance Sheets
(Dollars in millions)



December 31,                                       1997            1996
                                                   -----------------------
          Assets

Current Assets

Cash and cash equivalents                          $17.7          $ 4.1

Short-term investments                              13.3           15.3

Accounts receivable, net of allowances
   of $9.2 (1997) and $7.4 (1996)                  371.7          212.9

Other receivables                                   10.9           17.8

Inventories                                        120.8          102.8

Deferred income taxes                               65.7           62.1

Prepaid expenses                                    25.0           22.9
                                                   -----          -----


   Total Current Assets                            625.1          437.9



Other Assets

Goodwill and other intangible assets,
   net of allowances of $106.5 (1997)
   and $90.9 (1996)                                188.5          206.4

Deferred income taxes                               16.7            --

Investments                                         46.2           41.3

Sundry                                              22.4           16.4
                                                   -----           -----

                                                   273.8          264.1

Property and equipment, net                        326.1          322.9
                                                   -----          -----

                                                $1,225.0       $1,024.9
                                                 =======        =======


     Liabilities and Shareholders' Equity

Current Liabilities

Accounts payable                                  $ 51.7         $ 22.6

Employee compensation                              109.9           77.5

Other liabilities                                  126.9           77.6

Income taxes payable                                40.6            2.6

Current portion of long-term debt                  212.2          130.0
                                                   -----          -----
   Total Current Liabilities                       541.3          310.3


Noncurrent Liabilities

Long-term debt                                      80.0          233.5

Other                                               21.9           14.2
                                                   -----          -----

                                                   101.9          247.7

Commitments and contingencies                        --             --

Shareholders' Equity

Common stock, no par value;
   Authorized shares: 250,000,000
   Issued shares:   1997 - 150,924,000
                    1996 - 150,857,500             192.5          192.5

Additional paid-in capital                         211.1          206.7

Retained earnings                                  262.5          124.5

Deferred cost, ESOP                                (45.8)         (51.2)

Treasury stock, at cost:
   Shares:    1997 - 178,021
              1996 -  66,763                       (10.8)          (3.3)

Unrealized gain on investments, net                  4.2            9.4


Cumulative translation adjustments                 (31.9)         (11.7)
                                                   -----          -----
                                                   581.8          466.9
                                                   -----           -----
                                                $1,225.0       $1,024.9
                                                 =======         =======

See notes to consolidated financial statements.

GUIDANT CORPORATION and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Dollars in millions, except share data)


                                        Preferred Stock          Common Stock
                                   Issued Shares    Amount      Issued Shares   Amount
                                   -------------    -------     -------------    -----
December 31, 1994                     1,614,300      $  -        143,957,400   $ 192.5

Net income
Issuance of common stock under
 stock option plan                                                    61,000
Cash dividends ($0.025 per share)
Capital contributions from
 Lilly, net
Repurchase of common stock                                             (900)
Shares issued to ESOP                                              4,494,000
ESOP transactions
Currency translation adjustments
                                   -------------    -------     -------------    -----
December 31, 1995                     1,614,300         -        148,511,500     192.5


Net income
Conversion of preferred stock
 to common stock                     (1,614,300)                   1,614,300
Issuance of common stock                                             669,700
Cash dividends ($0.05 per share)
Repurchase of common stock
ESOP transactions
Unrealized gain on investments,
 net of taxes
Currency translation adjustments
Other                                                                 62,000
                                   -------------    -------     -------------    -----
December 31, 1996                       --             --        150,857,500     192.5


Net income
Issuance of common stock under
 employee stock plans                                                 66,500
Cash dividends ($0.05 per share)
Repurchase of common stock
ESOP transactions
Unrealized loss on investments,
 net of taxes
Tax benefit realized upon
 exercise of stock options
Currency translation adjustments
                                   -------------    -------     -------------   ------
December 31, 1997                       --           $ --         150,924,000   $192.5
                                   =============    =======     =============   ======

See notes to consolidated financial statements.



GUIDANT CORPORATION and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Dollars in millions, except share data)



                                   Additional       Retained
                                    Paid-In         Earnings      Deferred Cost, ESOP
                                    Capital         (Deficit)     Shares       Amount
                                   -------------    ---------    --------------------
December 31, 1994                   $  98.4        $  (9.8)

Net income                                            92.8
Issuance of common stock under
 stock option plan                      0.3
Cash dividends ($0.025 per share)                     (3.6)
Capital contributions from
 Lilly, net                            21.5
Repurchase of common stock
Shares issued to ESOP                  60.0                       (4,494,000)   $(60.0)
ESOP transactions                       0.8                          202,000       2.7
Currency translation adjustments
                                   -------------    --------    -------------   ------
December 31, 1995                     181.0           79.4        (4,292,000)    (57.3)

Net income                                            52.3
Conversion of preferred stock
 to common stock
Issuance of common stock               21.9
Cash dividends ($0.05 per share)                      (7.2)
Repurchase of common stock
ESOP transactions                       5.7                          458,000       6.1
Unrealized gain on investments,
 net of taxes
Currency translation adjustments
Other                                  (1.9)
                                   -------------    --------    -------------   -----
December 31, 1996                     206.7          124.5        (3,834,000)   (51.2)


Net income                                           145.3
Issuance of common stock under
 employee stock plans                  (8.0)
Cash dividends ($0.05 per share)                      (7.3)
Repurchase of common stock
ESOP transactions                      10.4                          399,000      5.4
Unrealized loss on investments,
 net of taxes
Tax benefit realized upon
 exercise of stock options              2.0
Currency translation adjustments
                                   -------------   --------     -------------  -------
December 31, 1997                   $ 211.1        $ 262.5        (3,435,000)  $(45.8)
                                   =============   ========     =============  =======

See notes to consolidated financial statements.



GUIDANT CORPORATION and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Dollars in millions, except share data)

                                                  Unrealized       Cumulative
                                    Treasury     Gain (Loss) on    Translation
                                     Stock        Investments      Adjustments     Total
                                   -----------   --------------   -------------    ------
December 31, 1994                                                     $  1.5      $ 282.6

Net income                                                                           92.8
Issuance of common stock under                                                        0.3
 stock option plan
Cash dividends
 ($0.025 per share)                                                                  (3.6)
Capital contributions from
 Lilly, net                                                                           21.5
Repurchase of common stock                                                             -
Shares issued to ESOP                                                                  -
ESOP transactions                                                                     3.5
Currency translation adjustments                                        (2.7)        (2.7)
                                   -----------   --------------   -------------    -------
December 31, 1995                                                       (1.2)       394.4

Net income                                                                           52.3
Conversion of preferred stock
 to common stock                                                                       -
Issuance of common stock                                                             21.9
Cash dividends ($0.05 per share)                                                     (7.2)
Repurchase of common stock         $  (4.0)                                          (4.0)
ESOP transactions                                                                    11.8
Unrealized gain on investments,
 net of taxes                                      $  9.4                             9.4
Currency translation adjustments                                      (10.5)        (10.5)
Other                                  0.7                                           (1.2)
                                   -----------   --------------   ------------     -------
December 31, 1996                     (3.3)           9.4             (11.7)        466.9

Net income                                                                          145.3
Issuance of common stock under
 employee stock plans                 23.2                                           15.2
Cash dividends ($0.05 per share)                                                     (7.3)
Repurchase of common stock           (30.7)                                         (30.7)
ESOP transactions                                                                    15.8
Unrealized loss on investments,
 net of taxes                                          (5.2)                         (5.2)
Tax benefit realized upon
 exercise of stock options                                                            2.0
Currency translation adjustments                                        (20.2)      (20.2)
                                   -----------   --------------   ------------     -------
December 31, 1997                  $ (10.8)          $  4.2          $  (31.9)    $ 581.8
                                   ===========   ==============  =============     =======

See notes to consolidated financial statements.

GUIDANT CORPORATION and Subsidiaries
Consolidated Statements of Cash Flows
(In millions)



Year Ended December 31,                                  1997       1996      1995
                                                         -----------------------------
Cash Provided by Operating Activities:

  Net income                                            $145.3     $52.3     $92.8

  Adjustments to Reconcile Net Income to Cash
     Provided by Operating Activities:

     Depreciation                                         50.5      45.1      44.9
     Amortization of goodwill and other
      intangible assets                                   15.5      20.8      23.1
     Provision for inventory
      and other losses                                    24.0      41.4      17.7
     Impairment charges                                    --       66.9       --
     Cumulative effect of change in
       accounting principle, before tax                    7.3        --       --
     Other noncash expenses, net                          11.7       7.1      10.8
                                                          ----      ----      ----
                                                         254.3     233.6     189.3

  Changes in Operating Assets and Liabilities:
     Receivables, increase                              (168.0)    (36.7)    (32.1)
     Inventories, increase                               (38.2)    (13.0)    (22.1)
     Prepaid expenses, increase                           (3.3)     (7.6)     (0.4)
     Accounts payable and accrued
      liabilities, increase (decrease)                    73.9     (10.7)     26.9
     Income taxes payable,
      increase (decrease)                                 37.5     (19.3)      9.3
     Other liabilities,
      increase (decrease)                                 44.2       2.9     (66.0)
     Payables to affiliated
      companies, decrease                                   --        --     (39.5)
                                                          ----      -----    ------

Net Cash Provided by Operating Activities                200.4     149.2      65.4


Investing Activities:
     Purchases of available-for-sale
      securities                                          (8.7)    (32.0)    (25.3)
     Sale/maturity of
      available-for-sale securities                       22.9      24.6      32.7
     Purchases of
      held-to-maturity investments                        (8.9)     (5.6)     (4.6)
     Additions of property and
      equipment, net                                     (76.8)    (63.6)    (64.9)
     (Additions of) deductions from
       other assets, net                                 (12.9)      4.5      (8.3)
     Acquisitions                                          --         --     (10.8)
                                                          ----      -----    ------
Net Cash Used for Investing Activities                   (84.4)    (72.1)    (81.2)

Financing Activities:
     Decrease in borrowings, net                         (69.5)    (89.6)    (78.0)
     Reduction in long-term borrowings                     --        --      (18.0)
     Capital contribution from Lilly                       --        --       11.0
     Dividends                                            (7.3)     (7.2)     (3.6)
     Proceeds from sale of
      common stock, net                                    --       21.6       --
     Purchase of common stock and other
       capital transactions                              (25.1)     (3.1)      0.3
                                                          ----      -----    ------

Net Cash Used for Financing Activities                  (101.9)    (78.3)    (88.3)

Effect of Exchange Rate Changes on Cash                   (0.5)     (0.3)     (5.4)
                                                          ----      -----    ------

Net Increase (Decrease) in Cash
   and Cash Equivalents                                   13.6      (1.5)   (109.5)

Cash and Cash Equivalents
 at Beginning of Year                                      4.1       5.6     115.1
                                                          ----      -----    -----
Cash and Cash Equivalents
 at End of Year                                          $17.7      $4.1      $5.6
                                                         =====      =====     ====

See notes to consolidated financial statements.

GUIDANT CORPORATION and Subsidiaries
Notes to Consolidated Financial Statements
(Dollars in millions, except per-share data)

Note 1 - General Information

Operations: Guidant Corporation (Guidant or the Company) designs, develops, manufactures, and markets a broad range of innovative, high-quality therapeutic medical devices for use in:
(i) cardiac rhythm management (CRM), (ii) vascular intervention
(VI), and (iii) cardiac and vascular surgery (CVS). In CRM, Guidant is a worldwide leader in automatic implantable cardioverter defibrillator systems. Guidant also designs, manufactures, and markets a full line of implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. In VI, Guidant is a worldwide leader in minimally invasive procedures used for opening blocked coronary arteries. In addition, Guidant develops, manufactures, and markets products for use in minimally invasive cardiac, vascular, and general surgery. Guidant is a global company with principal operations in the United States, Western Europe, and Japan. The Company generally markets its products through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets.

Organization: The Company was formed after Eli Lilly and Company (Lilly) transferred its ownership interests in several businesses in its Medical Devices and Diagnostics Division to Guidant. The Company consummated an initial public offering
(IPO) of its common stock in December 1994. Lilly, whose beneficial ownership was reduced to approximately 80% after the IPO, disposed of its remaining ownership interest in September 1995 by means of a tax-free split-off. The split-off resulted in Lilly distributing all of its Guidant common stock to Lilly shareholders.


Note 2 - Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Guidant Corporation and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation. In addition, the consolidated financial statements give retroactive effect to the Company's acquisition of EndoVascular Technologies, Inc., (EVT) on December 19, 1997 (see Note 4), which was accounted for using the pooling of interests method.

Revenue Recognition: Revenue from the sale of products is primarily recognized at the time product is shipped to customers. The Company maintains consigned inventory at customer locations for certain products. For these products, revenue is recognized at the time the Company is notified that the device has been used.

Research and Development: Research and development costs are charged to expense as incurred.

Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into United States dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as other income (expenses). Adjustments arising from the translation of most net assets located outside the United States (gains and losses) are accumulated as a component of shareholders' equity.

Risk Management Contracts: In the normal course of business, the Company employs a variety of derivative financial instruments, including foreign currency forward and option contracts, to manage its exposure to fluctuations in foreign currency exchange and interest rates. The Company designates and assigns the financial instruments as hedges for specific assets, liabilities, or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments. The Company classifies its derivative financial instruments as held or issued for purposes other than trading. Prepaid option premiums are recorded in other assets. Gains and losses on hedges of existing assets and liabilities are included in other income (expenses). Gains and losses from hedges of firm commitments and anticipated transactions are classified in the income statement consistent with the accounting treatment of the items being hedged.

Cash and Cash Equivalents: All highly liquid investments, generally with original maturities of three months or less, are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Investments: Investments in marketable equity securities are accounted for in accordance with Statement of Financial
Accounting Standards (SFAS) No. 115, Accounting for Certain
Investments in Debt and Equity Securities, which requires that all investments in debt and equity securities that have readily determinable fair values be classified and accounted for in one of three categories: available-for-sale, held-to-maturity, or trading.

Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Inventories at December 31 consisted of the following:

                                        1997         1996
                                        ----         ----
    Finished products                  $52.6        $48.4
    Work in process                     35.0         28.8
    Raw materials and supplies          33.2         25.6
                                       -----        -----
                                      $120.8       $102.8
                                      ======       ======

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods up to 26 years remain. Management periodically reviews the carrying amount of goodwill and other intangible assets to assess their continued recoverability in accordance with Accounting Principles Board Opinion (APB) No. 17, Intangible Assets. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Long-Lived Assets: SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, requires that long-lived assets be reviewed for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. SFAS No. 121, adopted by the Company in 1996, requires that certain long-lived assets, which meet prescribed impairment tests, be written down to their fair values.

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

                                         1997      1996
                                         ----      ----
             Land                       $26.5    $ 26.6
             Buildings                  197.1     193.3
             Equipment                  313.9     278.4
             Construction in progress    31.2      36.1
                                        -----     -----
                                        568.7     534.4
             Less allowances
              for depreciation          242.6     211.5
                                        -----     -----

                                       $326.1    $322.9
                                       ======    ======

Income Taxes: All income tax amounts reflect the use of the liability method, as prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting purposes.

Prior to the split-off, certain of the Company's operations were historically included in the consolidated income tax returns filed by Lilly. The Company also entered into a tax-sharing agreement with Lilly in November 1994 for the period of time during which Guidant was to be included in Lilly's consolidated tax returns. Income tax expense for 1995 has been computed assuming the Company filed separate income tax returns worldwide. Through the split-off date, differences between income taxes payable and amounts reported in the consolidated financial statements have been reflected as a reduction of additional paid-in capital.

Earnings Per Share: In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, Earnings per Share. SFAS No. 128 requires companies to present two earnings per share (EPS) amounts. It replaces the presentation of primary and fully diluted EPS with basic and diluted EPS. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding during the year. Diluted earnings per share represents net income divided by the total of the weighted average common shares outstanding plus potential dilutive instruments such as stock options. The effect of stock options on diluted earnings per share is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period.

Stock Split: In August 1997, the Company's Board of Directors declared a two-for-one stock split to be effected in the form of a 100% stock dividend payable to shareholders of record at the close of business September 2, 1997. Distribution of the additional shares resulting from the stock split occurred on September 16, 1997. The stock split resulted in the issuance of approximately 74.1 million additional shares. Treasury shares held by the Company were not split. All references in the accompanying consolidated financial statements to common shares and per-share amounts for the current and prior periods have been restated to reflect the stock split.

Use of Estimates: Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications: Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.


Note 3 - New Accounting Pronouncements

In November 1997, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation. EITF 97-13 requires companies to expense as incurred third-party consulting costs associated with business process reengineering activities that are part of a broader systems implementation project. This change in accounting principle resulted in a pretax cumulative effect adjustment (charge) of $7.3 million ($4.7 million after tax; $0.03 per share). Prior to the fourth quarter of 1997, these costs were capitalized and depreciated over periods of up to eight years.

In June 1997, SFAS No. 130, Reporting Comprehensive Income, was issued. The statement must be adopted by the Company in the first quarter of 1998. Under this statement, the Company will report in its financial statements, in addition to net income, comprehensive income and its components including, as applicable, foreign currency items and unrealized gains and losses in certain investments in debt and equity securities. Upon adoption, certain reclassifications will be necessary to previously reported amounts to achieve the required presentation of comprehensive income. Implementation of this disclosure standard will not affect financial position or results of operations. In addition, management has not yet determined the manner in which comprehensive income will be displayed.

In June 1997, SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, was issued. This statement, which must be adopted by the Company for the year ending December 31, 1998, establishes standards for reporting information about operating segments in annual and interim financial statements. Operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. It also requires related disclosures about products, geographic areas, and major customers. Implementation of this disclosure standard will not affect the Company's financial position or results of operations. Management has not yet determined the manner in which segment information will be displayed.



Note 4 - Mergers and Acquisitions

In May 1997, Guidant acquired the assets of NeoCardia, LLC., a privately held development-stage company for an initial price of $57.4 million. Under the acquisition agreement, the Company could pay a total amount of as much as $77.0 million in cash, plus subsequent additional bonus and royalty payments contingent upon achieving certain product development and sales goals.

NeoCardia, which currently does not have any products available for commercial sale, is pioneering the use of radiation therapy for the treatment of restenosis. This acquisition was financed by issuing additional commercial paper. The Company intends to use this acquisition to develop a full line of products for radiation therapy and has recently commenced clinical studies in this area. The results of NeoCardia's operations have been included in the Company's consolidated results of operations from the date of acquisition.

This acquisition was accounted for by the purchase method. In conjunction with the acquisition, the Company recorded a pre-tax charge of $57.4 million related to the appraised value of in-process research and development that must be expensed under generally accepted accounting principles. Substantially all of the possible additional acquisition cost, when determined, will also be treated as purchased research and development. The operating results from this acquisition did not have a material pro forma impact on the Company's operations.

On December 19, 1997, the Company completed its acquisition of EndoVascular Technologies, Inc., (EVT) in a tax-free stock-for-stock transaction. EVT, based in Menlo Park, California, is a leader in the development of methods and devices for minimally invasive repair of abdominal aortic aneurysms (AAA). EVT has developed a minimally invasive catheter-based delivery system to implant a specialized sutureless prosthesis to repair life-threatening AAAs without major surgery. EVT's products are currently undergoing clinical trials in the United States.

This business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.3154 shares of Guidant common stock for each share of EVT common stock. Approximately 2.7 million shares of Guidant common stock were issued in connection with the EVT merger. The consolidated financial statements give retroactive effect to this business combination. In addition, EVT's outstanding stock options were converted into options to acquire 0.4 million shares of Guidant common stock.

Separate and combined net sales and net income (loss) of Guidant and EVT for 1997, 1996, and 1995 are as follows:


                                        Net sales    Net income (loss)
Year ended December 31, 1997:
     Guidant                            $ 1,324.9          $ 176.2
     EVT                                      3.3            (30.9)
                                         --------            ------
       Combined                         $ 1,328.2          $ 145.3
                                         ========           ======

Year ended December 31, 1996:
     Guidant (as previously reported)   $ 1,048.5          $  65.8
     EVT                                      1.2            (13.5)
                                         --------           ------
       Combined                         $ 1,049.7          $  52.3
                                         ========           ======
Year ended December 31, 1995:
     Guidant (as previously reported)   $   931.3          $ 101.1
     EVT                                      --              (8.3)
                                           ------           ------
       Combined                         $   931.3          $  92.8
                                            =====           ======

In 1997, the Company recorded costs of $11.1 million in connection with the acquisition of EVT. These special charges include $4.2 million in transaction costs, and $6.9 million of estimated costs to be incurred in integrating the operating business of EVT with Guidant and its subsidiaries. Estimated costs include those typical in a merging of operations and relate to, among other things, rationalization of facilities, distributor buyouts, and unwinding various contractual commitments. Adjustments impacting net income and shareholders' equity resulting from conforming the accounting practices of Guidant and EVT were not material. There were no material intercompany transactions.

In August 1995, the Company completed the acquisition of its German distributor, Danimed GmbH und Co. KG., (Danimed) by purchasing the remaining 20% ownership interest. In connection with this transaction, Lilly made a net capital contribution to Guidant of $11.0 million. The total purchase price of approximately $24.0 million was determined based upon the operating results of Danimed during the two-year period ended August 31, 1995. This acquisition was accounted for by the purchase method and related goodwill is being amortized using the straight-line method over seven years.


Note 5 - Special Charges

The Company recorded a charge of $11.5 million during the fourth quarter of 1997, related to various litigation activities. This charge was recorded in other expenses.

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

The second charge was a $28.8 million noncash charge to cost of products sold resulting from the obsolescence of older-generation cardiac rhythm management products and programmers. The charge resulted from accelerated regulatory approval for market release and customer acceptance of new-generation CRM products.


Note 6 - Stock Plans

Stock Plans: In October 1994 and May 1996, the Board of Directors and shareholders adopted stock plans (Stock Plans) pursuant to which the Company periodically grants nonqualified stock options and restricted stock grants to outside members of its Board of Directors and may grant incentive stock options, nonqualified stock options, performance awards, and restricted stock grants to employees, including executive officers, and consultants of the Company. The Stock Plans allow grants of up to 14,500,000 shares of the Company's common stock.

Stock options are granted at 100% of the fair market value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors vest and become fully exercisable after one year from the date of grant. The majority of other stock options granted by the Company vest and become fully exercisable after three years from the date of grant or vest in increments over three years.

At December 31, 1997, there were approximately 2.5 million additional shares available for grant under the Stock Plans.

The Company follows the provisions of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock options. These rules require compensation expense for stock options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its stock options granted.

In 1995, the Company adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages, but does not require, companies to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. The alternative fair value accounting provided for under SFAS No. 123 requires the use of stock option valuation models. In management's opinion, existing stock option valuation models, developed for estimating the fair value of transferable traded options with no vesting restrictions, do not necessarily provide a reliable measure of fair value. Therefore, as permitted by SFAS No. 123, the Company continues to apply the existing accounting rules under APB No. 25 and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair value method in measuring compensation cost for stock options granted subsequent to December 31, 1994, had been applied.

Stock option activity is summarized below:
                                       Weighted Average              Weighted Average            Weighted Average
                               1997      Exercise Price     1996     Exercise Price     1995      Exercise Price
                               ----     ---------------     ----     --------------     ----      --------------
Outstanding at January 1     7,068,858      $16.55        4,404,355       $12.54      1,943,029      $   7.12
Granted                      4,220,574       56.24        2,980,415        22.15      2,778,275         15.84
Exercised                    (313,233)       14.24         (45,366)         7.73      (60,934)           5.33
Canceled                     (115,581)       21.59        (270,546)        13.38      (256,015)          8.73
                             ---------                   ---------                    ---------
Outstanding at December 31   10,860,618     $32.01       7,068,858       $16.55      4,404,355       $  12.54
Exercisable at December  31   3,863,741     $14.19         947,935       $14.76        84,798        $   3.71


Exercise prices for stock options outstanding as of December 31, 1997, ranged from $3.20 to $63.44. The weighted-average remaining contractual life of stock options outstanding at December 31, 1997, is approximately 9 years.

The per-share weighted-average fair value of stock options granted in 1997, 1996, and 1995 was $25.30, $16.69, and $12.52,
respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

                               1997      1996      1995
                               ----      ----      ----
     Risk-free interest rate   6.0%      6.5%       5.9%
     Dividend yield            0.1%      0.2%       0.3%
     Volatility factor        33.2%     32.7%      33.0%
     Option                   7 years   7 years    7 years

The pro forma impact on income assumes a forfeiture rate of approximately 10%. Had compensation expense for stock options granted in 1997, 1996, and 1995 been recorded based on the fair market value at the grant date, the Company's net income and earnings per share would have been reduced by $18.2 million and $0.12, respectively, in 1997, $7.9 million and $0.05, respectively, in 1996, and $1.2 million and $0.01, respectively in 1995.

The pro forma effects are not representative of the effects on reported net income for future years, as most of the stock option grants vest in cumulative increments over a period of three years.

Prior to 1997, performance award shares were granted to officers and certain other management and employees of the Company.
These shares were dependent upon, among other things, achievement of certain performance objectives. The cost of performance award shares was $10.4 million in 1996 and $7.9 million in 1995.

Shareholder Rights Plan: A shareholder rights plan exists which would entitle all shareholders to a preferred stock purchase right, entitling them to purchase from the Company one two-hundredths of a share of Series A Preferred Stock at an exercise price of $21.75. The Company may redeem the rights for $0.005 per right up to and including the tenth business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company's general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring Company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the Company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on October 17, 2004, unless redeemed earlier by the Company.


Note 7 - Earnings Per Share

The following table sets forth the computation of earnings per share:

                                           1997        1996       1995
                                           ----        ----       ----
Income before cumulative effect of
 change in accounting principle           $150.0      $52.3      $92.8

Cumulative effect of change in
 accounting principle                       (4.7)       --         --
                                            ----       ----       ----

  Net income                              $145.3      $52.3      $92.8
                                          ======      =====      =====

Weighted-average common shares
 outstanding                               147.15     146.73     145.75

Effect of employee stock options             2.74       1.40       0.88
                                           ------     ------     ------

Weighted-average common shares
 outstanding and assumed conversions       149.89     148.13     146.63
                                           ------     ------     ------

Earnings per share:

Income before cumulative effect of
   change in accounting principle           $1.02      $0.36      $0.64

Cumulative effect of change in
  accounting principle                      (0.03)      --          --
                                             ----      ----        ----

    Earnings per share                      $0.99      $0.36      $0.64
                                            =====      ======     =====

Earnings per share - assuming dilution:

Income before cumulative effect of
    change in accounting principle          $1.00      $0.35      $0.63

Cumulative effect of change in
  accounting principle                      (0.03)       --         --
                                             ----       ----       ----

Earnings per share - assuming dilution      $0.97      $0.35      $0.63
                                            =====      =====      =====


Note 8 - Borrowings

At December 31, 1997, the Company had outstanding commercial paper borrowings of $219.4 million and bank borrowings of $72.8 million at a weighted-average interest rate of 6.69%. The
Company expects that a minimum of approximately $80.0 million of borrowings will remain outstanding throughout 1998, and, accordingly, has classified this portion as long-term at December 31, 1997. The weighted-average interest rate on borrowings outstanding during 1997 was 5.98%.

At December 31, 1996, the Company had outstanding commercial paper borrowings of $238.8 million and bank borrowings of $124.7 million at a weighted-average interest rate of 5.34%. At December 31, 1996, the Company expected that a minimum of approximately $233.5 million of borrowings would remain outstanding throughout 1997, and, accordingly, classified this portion as long-term at December
31, 1996. The weighted-average interest rate on borrowings outstanding during 1996 was 5.89%. The Company's commercial paper borrowings are supported by a credit facility with certain banks, which permits borrowings of up to $600.0 million through January 8, 2001. There are currently no outstanding borrowings under the credit facility. This credit facility carries a variable market rate of interest. Restrictive covenants in the borrowing agreements include limitations on additional borrowings, consolidations, mergers, and certain sales of assets and maintenance of certain financial performance measures. At December 31, 1997, unused committed lines of credit were $600.0 million. Compensating balances and commitment fees are not material in either year. Interest expense, which is included in other expenses and approximates cash payments of interest on borrowings, was $21.5 million, $26.4 million, and $33.1 million in 1997, 1996, and 1995, respectively.


Note 9 - Transactions with Affiliated Companies

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

The consolidated financial statements reflect certain direct expenses relating to the Guidant business planning group, international marketing support, and research and development that were incurred by Lilly on behalf of Guidant. These expenses, which were classified as sales, marketing, and administrative expenses, were $4.8 million in 1995.

Lilly also charged costs and expenses, related primarily to personnel and benefits, royalties, and insurance, incurred by Lilly on behalf of the Company. In 1995, these expenses were $25.4 million.


Note 10 - Leases

The Company leases various manufacturing and office facilities, and certain equipment under operating leases. Future minimum lease commitments are as follows:

                         1998         $13.3
                         1999          10.9
                         2000           8.9
                         2001           5.6
                         2002           5.0
                         Thereafter     7.1
                                       ----
                                      $50.8
                                      =====

Rent expenses for all leases, including contingent rentals, which were not material, amounted to approximately $13.5 million, $11.0 million, and $7.4 million for 1997, 1996, and 1995, respectively.


Note 11 - Income Taxes

Following is the composition of income tax expense(credit):

                                         1997     1996     1995
                                         ----     ----     ----
Current:
  Federal                               $93.9    $75.4    $47.8
  State                                  17.6     11.7      6.2
  Foreign                                 4.6      4.8     12.7
                                         ----     ----     ----

  Total currently payable               116.1     91.9     66.7
Deferred:
  Federal                               (15.0)    (7.1)     0.3
  State                                  (3.2)    (1.6)     3.2
  Foreign                                 0.9      0.5     (1.5)
                                         ----     ----     ----
 Total deferred tax (benefit) expense   (17.3)    (8.2)     2.0
                                         ----     ----     ----

Income tax expense                      $98.8    $83.7    $68.7
                                         ====     ====     ====

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

                                                 1997           1996
                                                 ----           ----
Deferred tax assets:
  Inventory and product-related reserves        $37.1          $43.6
  Net operating loss and credit carryforwards    29.3           23.1
  Accrued liabilities                            36.4           25.0
  Purchased research and development             16.1            --
  Acquisition of intangible assets               16.1           15.0
                                                 ----           ----

                                                135.0          106.7
   Valuation allowances                         (33.4)         (23.1)
                                                 ----           ----

      Total deferred tax assets                 101.6           83.6

Deferred tax liabilities:
  Property and equipment                        (11.4)         (11.6)
  Long-term equity investments                   (2.9)          (6.1)
  Other                                          (4.9)          (4.0)
                                                 ----           ----
      Total deferred tax liabilities            (19.2)         (21.7)
                                                 ----           ----

Deferred tax assets, net                        $82.4          $61.9
                                                =====          =====

Income taxes paid were $80.7 million, $103.1 million, and $56.2 million in 1997, 1996, and 1995, respectively. In 1997, income tax benefits attributable to employee stock option transactions of approximately $2.0 million, were allocated to shareholders' equity.

Following is a reconciliation of the effective income tax rate:

                                                   1997    1996     1995
                                                   ----    ----     ----

United States federal statutory income tax rate    35.0%   35.0%   35.0%

Increase (decrease) in tax rate resulting from:

  State income taxes, net of federal tax benefit     3.2     3.5     3.6
  Benefit from operations in Puerto Rico            (1.2)   (2.7)   (1.0)
  Effect of international operations                (0.3)    1.7     1.8
  Research credit                                   (1.1)    --       --
  Effect of impairment charges                        --    17.6      --
  Nondeductible expenses,
     primarily goodwill amortization                 2.1     2.7     3.1
  Nondeductible EVT losses                           4.4     5.5     2.0
  Other, net                                        (2.4)   (1.8)   (2.0)
                                                    ----    -----   -----

Effective income tax rate                           39.7%   61.5%   42.5%
                                                    ====    ====    ====


No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($54.5 million at December 31, 1997) because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 1997, approximately $70.6 million of federal and foreign tax losses were available for carryforward. These carryforwards are subject to valuation allowances and certain restrictions, and generally expire within a period of one to fifteen years.


Note 12 - Employee Benefit Plans

Employee Savings and Stock Ownership Plan: In 1995, Guidant created a defined contribution savings plan that covers its eligible United States employees. The plan includes both an employee savings component and an employee stock ownership component. The purpose of the plan is generally to provide additional financial security to employees during retirement.

Participants in the plan may elect to contribute, on a before-tax basis, a certain percent of their annual salary. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes Guidant common stock in a fixed percentage of employees' annual base pay to the plan regardless of whether the employee contributes to the plan.

The Company established an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the savings plan. This internally leveraged ESOP acquired approximately 4.5 million shares of newly issued Guidant common stock at a cost of approximately $60.0 million ($13.35 per share) in September 1995. Common shares held by the ESOP are allocated to Guidant employees on a periodic basis until these shares are exhausted (approximately ten years, assuming the year-end price per share of Guidant common stock of $62.25 remains constant). At December 31, 1997, the ESOP held approximately 1.1 million allocated shares and 3.4 million unallocated shares. The cost of shares transferred to the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings per share. Compensation expense under these plans was $14.1 million, $13.9 million, and $5.8 million for 1997, 1996, and 1995, respectively.

Retirement Plan: Prior to 1995, the Company sponsored noncontributory defined benefit retirement plans which covered the majority of United States employees. On September 25, 1995, the Company froze benefits under its defined benefit retirement plans. Concurrently, the Guidant Retirement Plan (Plan) was created and assumed the accumulated benefit obligation associated with the frozen plans. As a result of these actions, the Company recognized a $2.7 million pretax curtailment gain in 1995. Certain employees who met eligibility requirements at September 25, 1995, continue to accrue benefits for projected future salary increases under the Plan.

The Company's funding policy for the plan is consistent with United States employee benefit and tax-funding regulations.
Plan assets, which are maintained in a trust, consist primarily of equity and fixed income instruments.

The Company recognized a net pension credit of $1.0 million related to the Plan for the years ended December 31, 1997 and 1996. Net pension expense related to the Plan was $2.8 million for the year ended December 31, 1995.

The funded status and amounts recognized in the consolidated balance sheets for the Plan at December 31 were as follows:

                                                    1997       1996
                                                    ----       ----
Plan assets at fair value                          $52.8      $45.6

Actuarial present value of benefit obligations:
   Vested benefits                                 (36.7)     (34.1)
   Nonvested benefits                               (2.4)      (1.9)
                                                    -----       -----
Accumulated benefit obligation                     (39.1)     (36.0)
Effect of projected future salary increases         (9.7)      (6.8)
                                                    -----      -----
Projected benefit obligation                       (48.8)     (42.8)
                                                    -----      -----
Plan assets in excess of projected
 benefit obligation                                  4.0        2.8
Unrecognized loss, net                               0.5        0.4
Unrecognized prior service cost, net                 1.9        2.2
                                                    -----      -----
Prepaid pension cost                               $ 6.4       $5.4
                                                    =====      =====

The assumptions used to develop net periodic pension expense and the actuarial present value of projected benefit obligations for the past three years are shown below in percentage terms:


Discount rate (weighted average)                     7.5
Rate of increase in future compensation levels     4.5-8.0
Expected long-term rate of return on plan assets    10.5

Certain employees outside the United States participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the above information. However, expenses attributable to the employees at these locations are included in the results of operations and totaled $2.2 million, $1.9 million, and $1.5 million in 1997, 1996, and 1995, respectively.


Note 13 - Geographic Information

The Company operates in one industry segment the development, manufacture, and marketing of devices for minimally invasive medical procedures. Net sales, income before taxes, and assets by major geographic area are summarized below.


                                                1997      1996       1995
Net sales:                                      ----      ----       ----
  United States:
     Unaffiliated customers                    $987.7    $715.3     $672.2
     Transfers to other geographic areas        225.1     239.2      183.1
                                               ------     -----      -----
                                              1,212.8     954.5      855.3

  Unaffiliated customers outside
   the United States                            340.5     334.4      259.1
  Eliminations and transfers                   (225.1)   (239.2)    (183.1)
                                                -----     -----      -----
                                             $1,328.2  $1,049.7     $931.3
                                             ========  ========     ======
Income before income taxes:
     United States                             $211.1    $135.5     $164.8
     Other                                       16.6       9.5       29.4
     Eliminations and adjustments                21.1      (9.0)     (32.7)
                                               ------     -----      -----
                                               $248.8    $136.0     $161.5
                                              ========  ========    ======
Assets:
      United States                          $1,231.9  $1,018.9   $1,075.0
      Other                                     201.9     219.2      213.1
      Eliminations and adjustments             (208.8)   (213.2)    (219.0)
                                              -------   -------    -------
                                             $1,225.0  $1,024.9   $1,069.1
                                             ========  ========   ========

Sales between geographic areas are made at transfer prices that, in general, approximate prices to third-party distributors.

Remittances to the United States are subject to various regulations of the respective governments as well as to fluctuations in exchange rates. United States export sales to unaffiliated customers were approximately $84.8 million, $72.5 million, and $69.0 million for 1997, 1996, and 1995, respectively.


Note 14 - Financial Instruments

In the normal course of business, operations of the Company are exposed to continuing fluctuations in currency values and short-term interest rates. These fluctuations can vary the costs of financing, investing, and operating. The Company's objective is to reduce earnings volatility associated with these fluctuations to allow management to focus on core business issues. Accordingly, the Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of documented corporate risk-management policies. The Company does not enter into any derivative transactions for speculative purposes.

The notional amounts of derivatives summarized in the following paragraphs indicate the extent of the Company's involvement in such agreements but do not represent its exposure to market risk through the use of derivatives.

Foreign Exchange Risk Management: A portion of the Company's cash flows is derived from transactions denominated in foreign currencies (principally the currencies of Western Europe and the Japanese yen). The United States dollar value of transactions denominated in foreign currencies fluctuates as the United States dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward and option contracts with major international financial institutions. These forward and option contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases, for periods consistent with commitments. These contracts also hedge firm commitments, primarily intercompany loans, payables, and receivables. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by changes in the value of the underlying exposures being hedged. The Company's foreign exchange contracts do not subject it to material risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged. The Company had contracts to exchange foreign currencies in the following notional amounts:

                                             1997        1996
                                             ----        ----
     Forward exchange contracts             $133.9      $111.9
     Purchased foreign currency options     $202.9      $217.7

Fair values exceeded the carrying amounts of these instruments at December 31, 1997, by approximately $3.1 million. The estimated fair values of derivative financial instruments used to hedge the Company's risks will fluctuate over time. The fair value of forward exchange and option contracts are calculated using pricing models used widely in financial markets.

Interest Rate Risk Management: The Company may enter into interest rate swaps or caps to lower funding costs or reduce exposures to interest rate fluctuations. There were no interest rate swaps outstanding during 1997. Under its interest rate caps, the Company agrees with other parties to exchange, at specified intervals, the difference between an agreed fixed-rate and floating-rate interest rate calculated by reference to an agreed notional amount. Amounts become payable to the Company only if the floating rate exceeds the fixed rate.

The notional amount of interest rate cap transactions outstanding at December 31, 1997, was $100.0 million. The fair value of interest rate cap transactions outstanding at December 31, 1997, was not significant. The impact of interest rate risk-management activities on income for all periods presented was not material.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign currency exchange contracts, interest rate swaps, and trade receivables. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Hospitals and other healthcare providers account for a substantial portion of the trade receivables; collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes credit risk exposure to such contracts is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Investments: The gross unrealized gains associated with available-for-sale securities of $7.6 million and $15.6 million, were included, net of tax, as a separate component of shareholders' equity in 1997 and 1996, respectively. There were no sales of available-for-sale securities in 1997 or 1996. The Company determines fair values primarily based on quoted market values.

The carrying value of held-to-maturity investments, which include bank certificates of deposit and repurchase agreements held in Puerto Rico, were $31.0 million and $22.2 million at December 31, 1997 and 1996, respectively. The carrying values of these investments approximate their fair values.

In the fourth quarter of 1997, the Company recognized a gain of $23.2 million on the sale of its investment in Gynecare, Inc., which was acquired in a tax-free stock-for-stock exchange. The Company owned approximately 30% of the common stock of Gynecare and accounted for this investment under the equity method prior to the acquisition. The securities received by the Company in this exchange are classified in current assets as available-for-sale in accordance with SFAS No. 115. The gain was recorded in other income and expenses. A special contribution of $11.5 million of these securities was made to the Guidant Foundation, Inc., and is recognized as expense in operations. The Company owns no investments that are considered trading securities.


A summary of the Company's available-for-sale securities at December 31 follows:

                                           1997                  1996
                                                Fair                  Fair
                                        Cost    Value        Cost     Value
                                        ----    -----        ----     -----
Short term:
 Marketable equity securities           $11.6    $12.1        --        --
  United States government securities     --       --       $ 3.2     $ 3.2
 Corporate debt and other                 1.2      1.2       12.1      12.1
                                         ----     ----      -----      ----
 Total                                  $12.8    $13.3      $15.3     $15.3
                                         ====     ====      =====      ====

Long term:
 Marketable equity securities           $ 3.5    $10.6      $ 3.5     $19.1
                                         ====    =====      =====     =====


Note 15 - Contingencies

The Company is a party to various legal actions which have occurred in the normal course of business. In May 1995, Intermedics, Inc., a division of Sulzermedica USA, Inc., filed suit against the Company alleging patent infringement related to certain of the Company's defibrillator and pacemaker models. Intermedics is seeking injunctive and monetary relief of an unspecified amount.

On May 3, 1996, Pacesetter, Inc., filed suit against the Company. The complaint, as subsequently amended, alleges infringement of certain Pacesetter patents and seeks injunctive relief, unspecified damages and an award of attorneys' fees. Also in May 1996, Angeion Corporation filed suit against the Company. The complaint, as subsequently amended, alleges infringement of certain Angeion defibrillator patents and seeks injunctive relief, unspecified monetary damages, and an award of attorney fees.

On June 6, 1997, C.R. Bard, Inc., (Bard) filed suit against the
Company alleging that certain unspecified dilatation catheters infringe two patents owned by Bard. Bard is seeking monetary and injunctive relief.

On October 3, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson filed suit against the Company alleging that the sale of the ACS RX MULTI-LINK Coronary Stent infringes certain patents licensed to Cordis. In addition, on October 8, 1997, Cordis filed a motion for a preliminary injunction in this lawsuit seeking to prevent the Company from selling the ACS RX MULTI-LINK Coronary Stent other than in certain limited circumstances and subject to certain conditions. On October 21, 1997, Cordis amended its complaint to include Arterial Vascular Engineering, Inc., Boston Scientific Corporation, and SciMed Life Systems, Inc., as additional defendants. A hearing on the motion for a preliminary injunction was held during the week of February 9, 1998. In the lawsuit, Cordis is seeking injunctive relief and unspecified monetary damages.

On November 5, 1997, Medtronic, Inc., filed suit against the Company alleging that the ACS RX MULTI-LINK Coronary Stent infringes a patent owned by Medtronic. In the lawsuit, Medtronic is seeking injunctive relief, monetary damages, and attorney fees.

On December 2, 1997, Cordis filed suit against the Company alleging that the ACS RX ROCKET Coronary Dilatation Catheter infringes a patent owned by Cordis. In the lawsuit, Cordis is seeking injunctive relief, monetary damages, and attorney fees.

The Company is a party to certain other legal actions arising in the ordinary course of its business. While it is not possible to predict or determine the outcomes of the legal actions brought against it, or to provide an estimate of the losses, if any, that may arise, the Company believes the costs associated with all of these actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations.

Further, product liability claims may be asserted in the future relative to events currently unknown to management. Management believes that the Company's risk-management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.


Note 16 -  Selected Quarterly Information (Unaudited)
The following table summarizes the Company's operating results by quarter:

                                                              1997
                                            ------------------------------------------
                                            Fourth      Third     Second      First
                                            ------      -----     ------      ------
Net sales:
     Cardiac rhythm management              $183.3     $172.9     $164.4     $149.0
     Vascular intervention                   293.7       95.8      101.1      100.8
     Cardiac & vascular surgery               18.8       15.5       16.3       16.6
                                            ------     ------     ------     ------
       Total net sales                       495.8      284.2      281.8      266.4
Cost of products sold                        110.7       70.3       73.0       66.8
                                            ------      ------    ------     ------
        Gross profit                         385.1      213.9      208.8      199.6
Research and development                      66.1       50.2       46.0       46.0
Purchased research and development             --         --        57.4        --
Sales, marketing, and administrative         170.6       93.3       90.4       85.4
Merger-related costs                          11.1         --         --        --
Foundation contribution                       11.5         --         --        --
                                            ------      ------     ------     -----
     Income from operations                  125.8       70.4       15.0       68.2
Other expenses, net                           14.0        6.3        5.5        4.8
Impairment charges                              --         --         --        --
                                            ------      ------     ------     ------
Income (loss) before income taxes
 and cumulative effect of change
 in accounting principle                     111.8       64.1        9.5       63.4
Income taxes                                  45.0       23.8        5.2       24.8
                                            ------      -----      -----       ----
Income before cumulative effect of
 change in accounting principle               66.8       40.3        4.3       38.6
Cumulative effect of change in
 accounting principle, net                    (4.7)        --         --        --
                                             ------     ------     ------      ------

   Net income (loss)                         $62.1      $40.3       $4.3      $38.6
                                             =====      ======      ======    ======

Earnings (loss) per share                     $0.42      $0.27      $0.03      $0.26
Weighted average common shares
  outstanding                                147.24     147.25     147.19     146.92
Earnings (loss) per share - assuming
 dilution                                     $0.41      $0.27     $ 0.03      $0.26

Weighted average common shares
    outstanding - assuming dilution          150.63     150.01     149.58     149.00
Cash dividends declared                       $0.0125    $0.0125    $0.0125    $0.0125
Common stock prices:
       High                                  $69.50     $56.56     $44.00     $36.13
       Low                                   $48.63     $42.00     $29.25     $26.81



                                                              1996
                                            ----------------------------------------
                                            Fourth      Third     Second     First
                                            ------      -----     ------     ------
Net sales:
     Cardiac rhythm management              $151.9     $144.7     $144.2     $133.8
     Vascular intervention                   104.9      104.7      109.1      106.9
     Cardiac & vascular surgery               14.6       11.0       12.4       11.5
                                            ------     ------     ------     ------
       Total net sales                       271.4      260.4      265.7      252.2
Cost of products sold                         69.0       69.5      100.3       77.1
                                            ------     ------     ------      -----
        Gross profit                         202.4      190.9      165.4      175.1
Research and development                      45.5       40.8       39.8       38.5
Purchased research and development              --         --         --        --
Sales, marketing, and administrative          88.4       79.2       83.1       77.7
Merger-related costs                            --        --         --         --
Foundation contribution                         --        --         --         --
                                              ------     -----      ------    ------
     Income from operations                   68.5       70.9       42.5       58.9
Other expenses, net                            4.7        6.5       12.2       14.5
Impairment charges                             --         --         66.9       --
                                             ------     ------     ------      -----

Income (loss) before income taxes
 and cumulative effect of change
 in accounting principle                      63.8       64.4      (36.6)      44.4
Income taxes                                  25.6       26.7       12.8       18.6
                                             ------     ------     ------     ------
Income before cumulative effect of
 change in accounting principle                --          --         --        --
Cumulative effect of change in
 accounting principle, net                     --          --         --        --
                                             ------     ------     ------     ------
     Net income (loss)                       $38.2      $37.7     $(49.4)     $25.8
                                             ======     ======    =======     =====

Earnings (loss) per share                     $0.26      $0.26     $(0.34)     $0.18
Weighted average common shares
  outstanding                                146.91     146.84     146.76     146.40
Earnings (loss) per share - assuming
 dilution                                     $0.26      $0.25     $(0.34)     $0.17
Weighted average common shares
 outstanding - assuming dilution             148.50     148.19     146.76     147.56
Cash dividends declared                       $0.0125    $0.0125    $0.0125   $0.0125
Common stock prices:
     High                                    $28.63     $28.13     $30.69     $27.32
     Low                                     $20.00     $23.50     $23.25     $19.75


                                       38


                   Report of Independent Auditors


Board of Directors and Shareholders
Guidant Corporation and Subsidiaries


We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 1997 and
1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended
December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 1997 and
1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 3 to the financial statements, the Company changed its method of accounting in 1997 for business process reengineering costs.



s/Ernst & Young LLP

Indianapolis, Indiana
February 3, 1998

                                 39



