Form 10-K405, Exhibit 13
period 1998-12-31
GUIDANT CORP
filed 1999-03-24
CIK 929987

                     Guidant Corporation and Subsidiaries

                                 Exhibit 13.1

                         Annual Report to Shareholders
                     for the Year Ended December 31, 1998
                     (portions incorporated by reference)

Guidant Corporation and Subsidiaries
Selected Consolidated Financial Data
(Dollars in millions, except per-share and other data)


Year Ended December 31,                              1998              1997            1996           1995             1994
------------------------------------------------------------------------------------------------------------------------------
Operations:
Net sales:
        Vascular intervention .................   $  1,002.2       $    591.4      $    425.6      $    447.9       $    464.5
        Cardiac rhythm management .............        824.6            669.6           574.6           452.4            378.6
        Cardiac & vascular surgery ............         70.2             67.2            49.5            31.0             19.3
                                                  ----------       ----------      ----------      ----------       ----------
                       Total net sales ........      1,897.0          1,328.2         1,049.7           931.3            862.4
Cost of products sold .........................        422.0            320.8           315.9(1)        283.4            270.9
                                                  ----------       ----------      ----------      ----------       ----------
               Gross profit ...................      1,475.0          1,007.4           733.8(1)        647.9            591.5
Research and development ......................        276.0            208.3           164.6           142.8            138.3
Purchased research and development ............        118.7(2)          57.4(3)          --              --               --
Sales, marketing, and administrative ..........        558.6            439.7           328.4           292.8            269.8
Other - special(4) ............................          --              22.6             --              --               --
                                                  ----------       ----------      ----------      ----------       ----------
Income from operations ........................        521.7(2)         279.4(4)        240.8(1)        212.3            183.4
Other expenses, net ...........................        394.1(5)          30.6(6)        104.8(7)         50.8             35.4
Net income (loss) .............................   ($     2.2)(8)   $    145.3(9)   $     52.3(10)  $     92.8       $     84.2
Earnings (loss) per share .....................   ($    0.01)      $     0.49      $     0.18      $     0.32
Earnings (loss) per share - assuming dilution .   ($    0.01)(8)   $     0.48(9)   $     0.18(10)  $     0.32
Pro forma net income(11) ......................                                                                     $     68.3
Pro forma earnings per share(11) ..............                                                                     $     0.23
Cash dividends declared per share(12) .........   $    0.025       $    0.025      $    0.025      $   0.0125              --
Weighted - average shares outstanding - diluted       294.59           299.78          296.26          293.26           291.00(11)
EBITDA(14)(15) ................................        643.7            402.6           320.6           258.9            220.0


December 31,                                      1998      1997       1996       1995       1994
------------------------------------------------------------------------------------------------------------------------------

Financial Position:
Working capital ...............................   $    176.3       $     83.8(13)  $    127.6      $    119.7       $    134.1
Current ratio .................................        1.3:1            1.2:1(13)       1.4:1           1.4:1            1.4:1
Capital expenditures, net .....................        116.0             76.8            63.6            64.9             51.8
Total assets ..................................      1,569.5          1,225.0         1,024.9         1,069.1          1,122.5
Borrowings ....................................        444.5            292.2           363.5           455.0            473.0
Borrowings as a percentage of total
 capitalization                                         44.5%            33.4%           43.8%           53.6%            62.6%
Shareholders' equity ..........................        553.9            581.8           466.9           394.4            282.6
Book value per share ..........................   $     1.88       $     1.94      $     1.58      $     1.34       $     0.97

Other Data:
Net sales per employee ........................   $  280,500       $  239,500      $  207,300      $  183,000       $  162,300
Income from operations per employee(14) .......       94,700           64,800          53,200          41,700           34,500
Effective income tax rate(14) .................         35.3%            35.3%           38.4%           40.5%            40.9%
Full-time employee equivalents(16)  ...........        7,507            6,017           5,076           5,053            5,127
Common shareholders of record .................        4,761            3,873           3,185           3,139              106


(1) Includes the impact of special obsolescence charges of $28.8 million. Excluding the effect of these charges, cost of products sold was $287.1 million, gross profit was $762.6 million, and income from operations was $269.6 million.

(2) In conjunction with the asset acquisitions of InControl, Inc., and NeoCardia, LLC., (Neocardia) in 1997, the appraised value of in-process research and development was charged to expense. Excluding the effect of these charges, income from operations was $640.4 million.

(3) In conjunction with the acquisition of NeoCardia, the initial purchase price of $57.4 million represented a portion of the appraised value of in-process research and development.

(4) Represents merger-related costs of $11.1 million in connection with the acquisition of EndoVascular Technologies, Inc., (EVT) and a special contribution to the Guidant Foundation, Inc., of $11.5 million. Excluding the impact of these charges and the aforementioned purchased research and development, income from operations was $359.4 million.

(5) Includes a $200 million charge recorded in the third quarter of 1998 relative to the settlement of intellectual property litigation with Sulzer Medica, a $60 million charge recorded upon the Company's agreement with C.R. Bard, Inc., that settled two patent infringement lawsuits, a $9.2 million charge related to damages awarded to General Surgical Innovations, Inc., and a $40 million non-cash impairment charge on general surgery related goodwill.

(6) Includes a one-time gain of $23.2 million on the sale of the Company's equity investment in Gynecare, Inc., and a corporate legal reserve of $11.5 million.

(7) Includes the impact of impairment charges on atherectomy-related goodwill and other intangible assets of $66.9 million.

(8) Excluding the impact of the special charges referred to in (2) and (5), net income was $359.4 million and earnings per share-assuming dilution was $1.19. (The adjusted earnings per share-assuming dilution calculation uses 302.27 shares outstanding.)

(9) In addition to the special items mentioned in (3), (4), and (6) above, reported net income includes a cumulative effect of a change in accounting principle of $4.7 million, net of tax. Excluding the effect of these special items, net income was $197.4 million and earnings per share-assuming dilution was $0.66.

(10) Excluding the effect of the aforementioned special obsolescence and impairment charges, net income and earnings per share - assuming dilution were $136.4 million and $0.46, respectively.

(11) Pursuant to the formation of Guidant, the Company reported 1994 earnings on a pro forma basis, which gives effect to the following transactions as if they occurred on January 1, 1994: (i) borrowings under certain credit agreements, (ii) dividends to Lilly, and (iii) receipt of IPO proceeds.

(12) In December 1998, the Company announced it will be eliminating future quarterly dividends.

(13) This decline primarily resulted from the classification of $212.2 million of the Company's commercial paper and bank borrowings as a current liability.

(14)    Excludes the impact of the aforementioned special charges.

(15) Represents earnings before interest, income taxes, depreciation, and amortization.

(16) Includes contractors and temporary personnel, and the full-time equivalent amount of part-time employees.

Per-share data and weighted average shares outstanding have been adjusted for all years to reflect the two-for-one stock split effective in January 1999.

                      GUIDANT CORPORATION and Subsidiaries
                        Consolidated Statements of Income
                      (In millions, except per-share data)

                                                                    Year Ended December 31,
                                                                 1998        1997         1996
                                                             -----------------------------------
Net sales ................................................   $ 1,897.0    $ 1,328.2    $ 1,049.7

Cost of products sold ....................................       422.0        320.8        315.9
                                                             ---------    ---------    ---------

    Gross profit .........................................     1,475.0      1,007.4        733.8

Research and development .................................       276.0        208.3        164.6
Purchased research and development .......................       118.7         57.4         --
Sales, marketing, and administrative .....................       558.6        439.7        328.4
Merger-related costs .....................................        --           11.1         --
Foundation contribution ..................................        --           11.5         --
                                                             ---------    ---------    ---------

    Income from operations ...............................       521.7        279.4        240.8

Other income (expenses):
    Interest, net ........................................       (15.3)       (19.5)       (23.0)
    Royalties, net .......................................       (44.6)         2.3         10.0
    Amortization .........................................       (19.1)       (15.5)       (20.8)
    Other, net ...........................................        (5.9)         2.1         (4.1)
    Litigation charges ...................................      (269.2)        --           --
    Impairment charge ....................................       (40.0)        --          (66.9)
                                                             ---------    ---------    ---------
                                                                (394.1)       (30.6)      (104.8)
                                                             ---------    ---------    ---------

Income before income taxes and cumulative effect of
    change in accounting principle .......................       127.6        248.8        136.0

Income taxes .............................................       129.8         98.8         83.7
                                                             ---------    ---------    ---------

Income (loss) before cumulative effect of change in
    accounting principle .................................        (2.2)       150.0         52.3

Cumulative effect of change in accounting principle,
    net of income taxes ..................................        --           (4.7)        --
                                                             ---------    ---------    ---------

    Net income (loss) ....................................   ($    2.2)   $   145.3    $    52.3
                                                             =========    =========    =========

Earnings (loss) per share:

Income (loss) before cumulative effect of change in
    accounting principle .................................   ($   0.01)   $    0.51    $    0.18
Cumulative effect of change in accounting principle, net .        --          (0.02)        --
                                                             ---------    ---------    ---------

    Earnings (loss) per share ............................   ($   0.01)   $    0.49    $    0.18
                                                             =========    =========    =========

Earnings (loss) per share - assuming dilution:

Income (loss) before cumulative effect of change in
    accounting principle .................................   ($   0.01)   $    0.50    $    0.18
Cumulative effect of change in accounting principle, net .        --          (0.02)        --
                                                             ---------    ---------    ---------

    Earnings (loss) per share - assuming dilution ........   ($   0.01)   $    0.48    $    0.18
                                                             =========    =========    =========

See notes to consolidated financial statements

                      GUIDANT CORPORATION and Subsidiaries
                           Consolidated Balance Sheets
                              (Dollars in millions)

                                                 December 31,
                                               1998        1997
                                             -------------------
                          Assets

Current Assets

Cash and cash equivalents ................   $   15.6   $   17.7

Short-term investments ...................       --         13.3

Accounts receivable, net of allowances
      of $19.5(1998) and $9.2(1997) ......      435.4      371.7

Other receivables ........................        8.3       10.9

Inventories ..............................      193.4      120.8

Deferred income taxes ....................       83.3       65.7

Prepaid expenses .........................       27.5       25.0
                                             --------   --------


      Total Current Assets ...............      763.5      625.1




Other Assets

Goodwill, net of allowances
    of $78.9 (1998) and $95.1 (1997) .....      202.6      182.0

Other intangible assets, net of allowances
    of $16.6 (1998) and $11.4 (1997) .....       44.3        6.5

Deferred income taxes ....................       73.8       16.7

Investments ..............................       62.5       46.2

Sundry ...................................       33.6       22.4
                                             --------   --------

                                                416.8      273.8

Property and equipment, net ..............      389.2      326.1
                                             --------   --------


                                             $1,569.5   $1,225.0
                                             ========   ========

                      GUIDANT CORPORATION and Subsidiaries
                           Consolidated Balance Sheets
                              (Dollars in millions)


                                                 December 31,
                                              1998           1997
                                            -----------------------


      Liabilities and Shareholders' Equity


Current Liabilities

Accounts payable .....................      $   65.3       $   51.7

Employee compensation ................         129.5          109.9

Other liabilities ....................         137.9          126.9

Income taxes payable .................          --             40.6

Current portion of long-term debt ....          54.5          212.2

Payable to Sulzer Medica .............         200.0           --
                                            --------       --------

      Total Current Liabilities ......         587.2          541.3


Noncurrent Liabilities

Long-term debt .......................         390.0           80.0

Other ................................          38.4           21.9
                                            --------       --------

                                               428.4          101.9

Commitments and contingencies ........          --             --


Shareholders' Equity

Common stock, no par value;
      Authorized shares:  500,000,000 (1998)
                          250,000,000 (1997)
      Issued shares:      301,848,000          192.5          192.5

Additional paid-in capital ...........         197.0          211.1

Retained earnings ....................         253.0          262.5

Deferred cost, ESOP ..................         (41.3)         (45.8)

Treasury stock, at cost:
      Shares: 1998 - 671,618 .........
              1997 - 356,042 .........         (27.0)         (10.8)

Accumulated other comprehensive income         (20.3)         (27.7)
                                            --------       --------

                                               553.9          581.8
                                            --------       --------

                                            $1,569.5       $1,225.0
                                            ========       ========

See notes to consolidated financial statements.

                     GUIDANT CORPORATION and Subsidiaries
                Consolidated Statements of Shareholder's Equity
                   (Dollars in millions, except share data)


                                                                             Additional
                                                     Common Stock             Paid-In       Retained       Deferred Cost, ESOP
                                              Issued Shares      Amount       Capital       Earnings       Shares        Amount
                                              -------------      ------       -------       --------       ------        ------
December 31, 1995                               297,023,000     $ 192.5       $ 181.0        $  79.4     (8,584,000)    ($  57.3)

Comprehensive income:                                                                           52.3
   Net income
   Other comprehensive income, net of tax:
      Unrealized gain on investments
      Currency translation adjustments

   Other comprehensive income

Comprehensive income

Conversion of preferred to common stock           3,228,600 (1)
Issuance of common stock                          1,339,400                      21.9           (7.2)
Cash dividends ($0.025 per share)
Repurchase of common stock
ESOP transactions                                                                 5.7                       916,000          6.1
Other                                               124,000                      (1.9)
                                                 ----------     -------       -------       --------     ----------     --------
December 31, 1996                               301,715,000       192.5         206.7          124.5     (7,668,000)       (51.2)

Comprehensive income:
  Net income                                                                                   145.3
   Other comprehensive income, net of tax:
      Unrealized loss on investments
      Currency translation adjustments

   Other comprehensive income

Comprehensive income

Issuance of common stock under stock plans          133,000                      (8.0)
Cash dividends ($0.025 per share)                                                               (7.3)
Repurchase of common stock
ESOP transactions                                                                10.4                       798,000          5.4
Tax benefits from employee stock options                                          2.0
                                                -----------     -------       -------       --------     ----------     --------
December 31, 1997                               301,848,000       192.5         211.1          262.5     (6,870,000)       (45.8)

Comprehensive income:
  Net income (loss)                                                                             (2.2)
   Other comprehensive income, net of tax:
      Unrealized loss on investments
      Currency translation adjustments

   Other comprehensive income

Comprehensive income

Issuance of common stock under stock plans                                      (45.8)
Cash dividends ($0.025 per share)                                                               (7.3)
Repurchase of common stock
ESOP transactions                                                                20.3                       676,000          4.5
Tax benefits from employee stock options                                         11.4
                                                -----------     -------       -------       --------     ----------     --------
December 31, 1998                               301,848,000     $ 192.5        $197.0         $253.0     (6,194,000)      ($41.3)
                                                ===========     =======        ======       ========     ==========     ========

                            [WIDE TABLE CONTINUED]

                                                              Accumulated
                                                                 Other
                                                Treasury      Comprehensive
                                                  Stock          Income          Total
                                                --------      -------------      -----
December 31, 1995                               $     --        ($    1.2)      $394.4

Comprehensive Income:
   Net income                                                                     52.3
   Other comprehensive income, net of tax:
      Unrealized loss on investments                                  9.4
      Currency translation adjustments                              (10.5)
                                                                                ------
   Other comprehensive income                                                     (1.1)
                                                                                ------
Comprehensive income                                                              51.2
                                                                                ------
Conversion of preferred to common stock                                             --
Issuance of common stock                                                          21.9
Cash dividends ($0.025 per share)                                                 (7.2)
Repurchase of common stock                                           (4.0)        (4.0)
ESOP transactions                                                                 11.8
Other                                                0.7                          (1.2)
                                                  ------           ------       ------
December 31, 1996                                   (3.3)            (2.3)       466.9

Comprehensive Income:
  Net income                                                                     145.3
   Other comprehensive income, net of tax:
      Unrealized loss on investments                                 (5.2)
      Currency translation adjustments                              (20.2)
                                                                    -----
   Other comprehensive income                                                    (25.4)
                                                                                ------
Comprehensive income                                                             119.4
                                                                                ------
Issuance of common stock under stock plans          23.2                          15.2
Cash dividends ($0.025 per share)                                                 (7.3)
Repurchase of common stock                         (30.7)                        (30.7)
ESOP transactions                                                                 15.8
Tax benefits from employee stock options                                           2.0
                                                  ------           ------       ------

December 31, 1997                                  (10.8)           (27.7)       581.8

Comprehensive Income:
  Net income (loss)                                                               (2.2)
   Other comprehensive income, net of tax:
      Unrealized loss on investments                                 (0.5)
      Currency translation adjustments                                7.9
                                                                    -----
   Other comprehensive income                                                      7.4
                                                                                ------
Comprehensive income                                                               5.2
                                                                                ------
Issuance of common stock under stock plans          61.4                          15.6
Cash dividends ($0.025 per share)                                                 (7.3)
Repurchase of common stock                         (77.6)                        (77.6)
ESOP transactions                                                                 24.8
Tax benefits from employee stock options                                          11.4
                                                  ------           ------       ------

December 31, 1998                                 ($27.0)          ($20.3)      $553.9
                                                  ======           ======       ======

(1) Results from the conversion of preferred stock of EVT at the time of its initial public offering

                      GUIDANT CORPORATION and Subsidiaries
                      Consolidated Statements of Cash Flows
                                  (In millions)

                                                                           Year ended December 31,
                                                                          1998     1997      1996
                                                                        --------------------------
Cash Provided by Operating Activities:

   Net income (loss) ................................................   ($ 2.2)   $145.3    $ 52.3

   Adjustments to Reconcile Net Income (Loss) to Cash
      Provided by Operating Activities:

      Depreciation ..................................................     53.8      50.5      45.1
      Amortization of goodwill and other intangible assets ..........     19.1      15.5      20.8
      Provision for inventory and other losses ......................     23.3      24.0      41.4
      Impairment charges ............................................     40.0      --        66.9
      Purchased research and development expense ....................    118.7      57.4      --
      Cumulative effect of change in accounting principle, before tax     --         7.3      --
      Change in deferred income taxes ...............................    (73.6)    (13.3)     (8.2)
      Other noncash expenses, net ...................................     45.8       9.0      15.3
                                                                        ------    ------    ------
                                                                         224.9     295.7     233.6

  Changes in Operating Assets and Liabilities:
      Receivables, increase .........................................    (64.2)   (168.0)    (36.7)
      Inventories, increase .........................................    (92.2)    (38.2)    (13.0)
      Prepaid expenses, increase ....................................     (1.5)     (3.3)     (7.6)
      Accounts payable and accrued liabilities, increase (decrease) .     25.9      73.9     (10.7)
      Income taxes payable, (decrease) increase .....................    (29.8)     37.5     (19.3)
      Other liabilities, increase ...................................     18.6      44.2       2.9
      Payable to Sulzer Medica ......................................    200.0      --        --
                                                                        ------    ------    ------

Net Cash Provided by Operating Activities ...........................    281.7     241.8     149.2

Investing Activities:
      Purchases of available-for-sale securities ....................     (1.2)     (8.7)    (32.0)
      Sale/maturity of available-for-sale securities ................     12.8      22.9      24.6
      Purchases of held-to-maturity investments .....................     (5.3)     (8.9)     (5.6)
      Additions of property and equipment, net ......................   (116.0)    (76.8)    (63.6)
      (Additions of) deductions from other assets, net ..............    (68.6)    (12.9)      4.5
      Acquisitions, net of cash acquired ............................   (180.7)    (41.4)     --
                                                                        ------    ------    ------
Net Cash Used for Investing Activities ..............................   (359.0)   (125.8)    (72.1)

Financing Activities:
      Increase (decrease) in borrowings, net ........................    147.5     (69.5)    (89.6)
      Dividends .....................................................     (7.4)     (7.3)     (7.2)
      Proceeds from sale of common stock, net .......................     --        --        21.6
      Purchase of common stock and other capital transactions .......    (65.1)    (25.1)     (3.1)
                                                                        ------    ------    ------
Net Cash Provided by (Used for) Financing Activities ................     75.0    (101.9)    (78.3)

Effect of Exchange Rate Changes on Cash .............................      0.2      (0.5)     (0.3)
                                                                        ------    ------    ------

Net (Decrease) Increase in Cash and Cash Equivalents ................     (2.1)     13.6      (1.5)

Cash and Cash Equivalents at Beginning of Year ......................     17.7       4.1       5.6
                                                                        ------    ------    ------

Cash and Cash Equivalents at End of Year ............................   $ 15.6    $ 17.7    $  4.1
                                                                        ======    ======    ======

See notes to consolidated financial statements.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements
                  (Dollars in millions, except per-share data)

Note 1 - Business and Nature of Operations

Guidant Corporation (Guidant or the Company) operates in one reportable segment: the development, manufacture, and marketing of a broad range of innovative, high-quality therapeutic medical devices for the treatment of cardiovascular and vascular diseases. Guidant is a leader in automatic implantable cardioverter defibrillator systems, which are used to detect and treat abnormally fast heart rhythms (tachycardia). The Company designs, manufactures, and markets a full line of implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia). The Company is also a leader in minimally invasive procedures used for opening blocked coronary arteries using coronary stents, coronary balloon dilatation catheters, and related accessories. In addition, Guidant develops, manufactures, and markets products for use in minimally invasive cardiac and vascular surgeries. Guidant is a global company with principal operations in the United States, Western Europe, and Japan. The Company markets its products in over 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets.

Note 2 - Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Guidant and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Revenue Recognition: Revenue from the sale of products is primarily recognized at the time product is shipped to customers. The Company maintains consigned inventory at customer locations for certain products. For these products, revenue is recognized at the time the Company is notified that the device has been used. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

Research and Development: Research and development costs are charged to expense as incurred. Purchased research and development is recognized in purchase business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into United States dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as other income (expenses). Adjustments arising from the translation of net assets located outside the United States (gains and losses) are accumulated as a component of other comprehensive income.

Risk Management Contracts: In the normal course of business, the Company employs a variety of derivative financial instruments, including foreign currency forward and option contracts, to manage its exposure to fluctuations in foreign currency exchange and interest rates. The Company designates and assigns the financial instruments as hedges for specific assets, liabilities, or anticipated transactions. When hedged assets or liabilities are sold or extinguished or the anticipated transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instruments. The Company classifies its derivative financial instruments as held or issued for purposes other than trading. Prepaid option premiums are recorded in the balance sheet as other assets. Gains and losses on hedges of existing assets and liabilities are included in other income (expenses). Gains and losses from hedges of firm commitments and anticipated transactions are classified in the income statement consistent with the accounting treatment of the items being hedged. Cash flows from financial instrument hedges are classified in the statements of cash flows in the same category as the assets, liabilities, or anticipated transactions being hedged.

Cash and Cash Equivalents: All highly liquid investments, generally with original maturities of three months or less, are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies - (Continued)

Investments: Investments in marketable securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires that certain investments in debt and equity securities be categorized as either available-for-sale, held-to-maturity, or trading. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of comprehensive income. Held-to-maturity securities are stated at amortized cost. All other equity securities are accounted for under the cost method. The Company has no trading securities.

Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Inventories at December 31 consisted of the following:

                                                     1998       1997
                                                     ----       ----

       Finished products.......................     $89.9      $52.6
       Work in process.........................      51.9       35.0
       Raw materials and supplies..............      51.6       33.2
                                                     ----       ----

                                                   $193.4     $120.8
                                                   ======     ======

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods up to 25 years remain. Management periodically reviews the carrying amount of goodwill and other intangible assets to assess their continued recoverability. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Long-Lived Assets: SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires that long-lived assets be reviewed for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. SFAS No. 121 requires that certain long-lived assets, which meet prescribed impairment tests, be written down to their fair values.

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

                                                     1998           1997
                                                     ----           ----

              Land.............................      $26.5         $26.5
              Buildings........................      211.4         197.1
              Equipment........................      364.5         313.9
              Construction in progress.........       49.1          31.2
                                                      ----          ----
                                                     651.5         568.7
              Less allowances
               for depreciation................      262.3         242.6
                                                     -----         -----

                                                    $389.2        $326.1
                                                    ======        ======

Income Taxes: All income tax amounts reflect the use of the liability method, as prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.




                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 2 - Significant Accounting Policies - (Continued)

Earnings Per Share: SFAS No. 128, Earnings per Share, requires companies to present two earnings per share (EPS) amounts. Basic EPS is computed by dividing net income by the weighted average common shares outstanding during the year. Diluted EPS represents net income divided by the total of the weighted average common shares outstanding plus potential dilutive instruments such as stock options. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. The diluted EPS calculation excludes the effect of stock options when their exercise price exceeds the average market price during the period.

Stock Split: In December 1998, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend payable to shareholders of record at the close of business January 13, 1999. Distribution of the additional shares resulting from the stock split occurred on January 27, 1999. The stock split resulted in the issuance of approximately 150.9 million additional shares.

In August 1997, the Company's Board of Directors declared a two-for-one stock split effected in the form of a 100% stock dividend payable to shareholders of record at the close of business September 2, 1997. Distribution of the additional shares resulting from the stock split occurred on September 16, 1997. This stock split resulted in the issuance of approximately 74.1 million additional shares.

All references in the consolidated financial statements to common shares and per-share amounts have been restated for all periods presented to reflect these stock splits.

Stock-Based Compensation: The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company continues to account for stock-based compensation under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations.

Use of Estimates: Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Reclassifications: Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

Note 3 - New Accounting Pronouncements

Effective January 1, 1998, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This SOP requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll-related costs, and interest. Prior to adoption of SOP 98-1, the Company generally expensed these costs as incurred. The effect of this change in accounting principle on consolidated earnings during 1998 was immaterial.

In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities, which provides new guidance on the accounting and financial reporting of start-up and organization costs. The Company is required to adopt this new pronouncement effective January 1, 1999, and, as a result, will report a cumulative effect of a change in accounting principle in the first quarter of 1999. The adoption of this standard will not have a material impact on the Company's results of operations or financial position.

As of January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. This Statement establishes new rules for the reporting and display of comprehensive income and its components. The Company has reported, in addition to net income, the components of other comprehensive income including unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments, in its consolidated statements of shareholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. The adoption of this disclosure standard had no impact on the Company's net income or financial position.



                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 3 - New Accounting Pronouncements - (Continued)

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. This pronouncement superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, and establishes new standards for reporting information about operating segments and related disclosures about products, geographic areas, and major customers in annual and interim financial statements. The adoption of SFAS No. 131 does not affect results of operations or financial position. See note 12.

In December 1997, SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued and was adopted by the Company effective December 31, 1998. Implementation of this disclosure standard did not affect the Company's financial position or results of operations.

In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued, which establishes accounting and reporting standards for derivative financial instruments and hedging activities. This pronouncement, which is required to be adopted in fiscal years beginning after June 15, 1999, will require, among other things, the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Derivatives not qualifying as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. Management has not yet determined what the effect of SFAS No. 133 will be on the Company or when the statement will be adopted.

Note 4 - Mergers and Acquisitions

On September 15, 1998, Guidant completed its cash tender offer for all of the outstanding common shares of InControl, Inc., (InControl) at a total cost of $137.5 million. InControl was a pioneer in the development of device technology for the treatment of atrial arrhythmias. The acquisition has been accounted for under the purchase method and resulted in a pre-tax charge of $90 million related to the appraised value of in-process research and development. This charge reflects the unproven status of the technology. The Company must complete research and testing related to this innovative technology and eventually obtain approval from the FDA to market any resulting product. Goodwill of approximately $70 million recorded in this acquisition will be amortized using the straight-line method over 15 years. The results of InControl's operations have been included in the Company's consolidated results of operations from the date of acquisition. The InControl acquisition did not have a material pro forma impact on the Company's operations. This acquisition was financed through the issuance of commercial paper.

In May 1997, Guidant acquired the assets of NeoCardia, LLC., (NeoCardia) a privately held development-stage company for an initial price of $57.4 million. NeoCardia has pioneered the use of radiation therapy for the treatment of restenosis. On April 27, 1998, the conditions which required the payment of additional consideration for NeoCardia were met, and the Company paid $28.7 million which represents additional purchase price. This acquisition was accounted for by the purchase method. Radiation technology is still in the testing stage and FDA approval for U.S. market release has not been obtained. In conjunction with this acquisition, the Company recorded pre-tax charges of $28.7 million and $57.4 million in 1998 and 1997, respectively. These amounts represent the appraised value of in-process research and development that must be expensed under generally accepted accounting principles. The results of NeoCardia's operations have been included in the Company's consolidated results of operations from the date of acquisition.

On December 19, 1997, the Company completed its acquisition of EndoVascular Technologies, Inc., (EVT) in a tax-free stock-for-stock transaction. EVT, based in Menlo Park, California, is a leader in the development of methods and devices for minimally invasive repair of abdominal aortic aneurysms (AAA). EVT has developed a minimally invasive catheter-based delivery system to implant a specialized sutureless prosthesis to repair life-threatening AAAs without major surgery. EVT's products are currently commercially available in Europe and other international markets.


                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 4 - Mergers and Acquisitions - (Continued)

This business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.6309 shares of Guidant common stock for each share of EVT common stock. Approximately 5.4 million shares of Guidant common stock were issued in connection with the EVT merger. The consolidated financial statements give retroactive effect to this business combination. In addition, EVT's outstanding stock options were converted into options to acquire
0.8 million shares of Guidant common stock. In 1997, the Company recorded costs of $11.1 million in connection with the acquisition of EVT which includes transaction and integration costs.

Note 5 - Special Charges and Intellectual Property Agreement

On February 8, 1999, a jury found that Origin MedSystems, Inc., (Origin), a wholly owned subsidiary of Guidant, had infringed a patent of General Surgical Innovations, Inc. (GSI). The jury found that Origin should pay $12.9 million in damages to GSI. While the Company may appeal the decision once a judgment is entered and post-trial matters have been resolved, an additional accrual of $9.2 million was recorded in the fourth quarter of 1998 to provide for this potential loss. See Note 14 for additional details.

As a result of this decision, and due to management's strategic redirection of this business away from general surgery to cardiovascular applications announced in 1997, Guidant also reassessed the recoverability of Guidant's general surgery assets using a discounted cashflow analysis performed in accordance with SFAS No. 121. Guidant's revised analysis indicated that a reduced level of future cash flows was likely and that a non-cash impairment write-down of $40 million was necessary.

In conjunction with the announced signing of a definitive agreement in September 1998, to acquire the electrophysiology business of Sulzer Medica, Ltd., including its principal operating unit, Intermedics, Inc., the Company recorded a charge of $200 million in the third quarter of 1998. This charge represents the amount required to settle the Company's intellectual property litigation with Intermedics, and was payable regardless of the ultimate consummation of the acquisition. See Note 15 for additional information on this acquisition.

In April 1998, the Company entered into an agreement with C.R. Bard, Inc., that settled two patent infringement lawsuits and granted Guidant paid-up licenses to certain patents. As a result of this agreement, Guidant recorded a pre-tax charge of $60 million to settle its patent litigation. An additional $40 million was capitalized in other intangible assets and will be amortized over the remaining useful life of the patents.

The Company recorded a charge of $11.5 million during the fourth quarter of 1997, related to various litigation activities. This charge was recorded in other expenses.

The Company recorded two separate noncash charges totaling $95.7 million during 1996. The first was an impairment charge against the Company's atherectomy-related goodwill and other intangible assets of $66.9 million. This charge was based on a discounted cash flow analysis performed in accordance with SFAS No. 121, and primarily resulted from declining sales and profitability of the Company's atherectomy business. The goodwill and other intangible assets were originally recorded as part of the purchase of Devices for Vascular Intervention, Inc., prior to the formation of Guidant.

The second charge was a $28.8 million noncash charge to cost of products sold resulting from the obsolescence of older-generation cardiac rhythm management products and programmers. The charge resulted from accelerated regulatory approval for market release and customer acceptance of new-generation cardiac rhythm management products.

Note 6 - Stock Plans

Stock Plans: The Company periodically grants nonqualified stock options and restricted stock grants to outside members of its Board of Directors and may grant incentive stock options, nonqualified stock options, performance awards, and restricted stock grants to employees, including executive officers, and consultants of the Company.




                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 6 - Stock Plans - (Continued)

Stock options are granted at 100% of the fair market value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors vest and become fully exercisable after one year from the date of grant. The majority of other stock options granted by the Company vest and become fully exercisable after three to five years from the date of grant or vest in increments over three to five years.

At December 31, 1998, there were approximately 43.7 million additional shares available for grant under the Company's stock plans.


Stock option activity is summarized below:

                                        1998                        1997                        1996
                            --------------------------- ---------------------------  --------------------------
                                       Weighted-Average             Weighted-Average           Weighted-Average
                              Options  Exercise Price     Options    Exercise Price   Options   Exercise Price
                              -------  --------------     -------    --------------   -------   --------------
Outstanding at January 1    21,721,236     $16.01       14,137,714      $ 8.28       8,808,710      $6.27
Granted                      7,870,850      34.28        8,441,147       28.12       5,960,829      11.08
Exercised                   (1,511,532)      8.14         (626,465)       7.12         (90,732)      3.87
Cancelled                     (313,946)     25.00         (231,160)      10.80        (541,093)      6.69
                            ----------                  ----------                   ---------
Outstanding at December 31  27,766,608     $21.49       21,721,236      $16.01      14,137,714      $8.28
Exercisable at December 31  11,416,074     $10.74        7,727,483      $ 7.10       1,895,870      $7.38


                               Options Outstanding
                               -------------------
                                                                          Options Exercisable
                                   Weighted-Average                       -------------------
       Range of                        Remaining     Weighted-Average             Weighted-Average
    Exercise Prices   Outstanding  Contractual Life   Exercise Price  Exercisable  Exercise Price
    ---------------   -----------  ----------------  --------------   -----------  --------------
    $ 3.63 - $10.00    6,378,138          6.6            $6.39            6,378,138       $6.39
    $10.00 - $15.50    5,743,468          7.8            11.20            3,620,958       10.92
    $15.50 - $30.00    2,058,700          8.8            22.85              142,980       22.77
    $30.00 - $35.00   13,512,702          9.2            32.70            1,273,998       30.64
    $35.00 - $38.72       73,600          9.5           $37.85               --          $  --
                      ----------                                         ----------
                      27,766,608                                         11,416,074

The per-share weighted-average fair value of stock options granted in 1998, 1997, and 1996 was $15.42, $12.65, and $8.35, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                      1998           1997            1996
                                      ----           ----            ----

        Risk-free interest rate        5.6%          6.0%            6.5%
        Dividend yield                 0.1%          0.1%            0.2%
        Volatility factor             31.1%         33.2%           32.7%
        Option life                 7 years       7 years        7 years

The pro forma impact on income assumes a forfeiture rate of approximately 10%. Had compensation expense for stock options granted in 1998, 1997, and 1996 been recorded based on the fair market value at the grant date, the Company's net loss and loss per share would have increased by $52.1 million and $0.18, respectively, in 1998. The Company's net income and earnings per share would have been reduced by $18.2 million and $0.06, respectively, in 1997; and $7.9 million and $0.03, respectively, in 1996.

These pro forma amounts may not be representative of the effects on reported net income for future years, as options are amortized to expense over the vesting period, and additional options may be granted in future years. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, the pro forma effects for 1997 and 1996 are not representative of the effects on reported net income for future years, as most of the stock option grants vest in cumulative increments over a period of three years.

Prior to 1997, performance award shares were granted to officers and certain other management and employees of the Company. These shares were dependent upon, among other things, achievement of certain performance objectives. The cost of performance award shares was $10.4 million in 1996.



                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 6 - Stock Plans - (Continued)

Shareholder Rights Plan: A shareholder rights plan exists which would entitle all shareholders to a preferred stock purchase right, entitling them to purchase from the Company one four-hundredths of a share of Series A Preferred Stock at an exercise price of $10.88. The Company may redeem the rights for $0.0025 per right up to and including the tenth business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company's general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring Company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the Company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on October 17, 2004, unless redeemed earlier by the Company.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 7 - Earnings (Loss) Per Share

The following table sets forth the computation of earnings (loss) per share:

                                                   1998       1997       1996
                                                 -------    -------    -------

Income (loss) before cumulative effect of
  accounting change ..........................   ($  2.2)   $ 150.0    $  52.3

Cumulative effect of accounting change, net ..      --         (4.7)      --
                                                 -------    -------    -------

  Net income (loss) ..........................   ($  2.2)   $ 145.3    $  52.3
                                                 =======    =======    =======

Weighted-average common shares outstanding ...    294.59     294.30     293.46

Effect of employee stock options .............      --         5.48       2.80
                                                 -------    -------    -------

Weighted-average common shares outstanding
  and assumed conversions ....................    294.59     299.78     296.26
                                                 =======    =======    =======

Earnings (loss) per share:

Income (loss) before cumulative effect of
  accounting change ..........................   ($ 0.01)   $  0.51    $  0.18

Cumulative effect of accounting change, net ..      --        (0.02)      --
                                                 -------    -------    -------

  Earnings (loss) per share ..................   ($ 0.01)   $  0.49    $  0.18
                                                 =======    =======    =======

Earnings (loss) per share - assuming dilution:

Income (loss) before cumulative effect of
  accounting change ..........................   ($ 0.01)   $  0.50    $  0.18

Cumulative effect of accounting change, net ..      --        (0.02)      --
                                                 -------    -------    -------

Earnings (loss) per share - assuming dilution    ($ 0.01)   $  0.48    $  0.18
                                                 =======    =======    =======

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 8 - Borrowings

At December 31, 1998, the Company had outstanding commercial paper borrowings of $230.5 million and bank borrowings of $214.0 million at a weighted-average interest rate of 5.39%. The Company expects that a minimum of $390 million of its short-term borrowings will remain outstanding throughout 1999, and, accordingly, has classified this portion as long-term at December 31, 1998. The weighted-average interest rate on borrowings outstanding during 1998 was 6.03%.

At December 31, 1997, the Company had outstanding commercial paper borrowings of $219.4 million and bank borrowings of $72.8 million at a weighted-average interest rate of 6.69%. At December 31, 1997, the Company expected that a minimum of approximately $80.0 million of its commercial paper borrowings would remain outstanding throughout 1998, and, accordingly, classified this portion as long-term at December 31, 1997. The weighted-average interest rate on borrowings outstanding during 1997 was 5.98%.

The Company's commercial paper borrowings are supported by two credit facilities with certain banks. This includes a $400 million facility that permits borrowings through August 2003 and a $200 million facility that permits borrowings through August 1999. There are currently no outstanding borrowings under these credit facilities. These credit facilities carry a variable market rate of interest. Restrictive covenants in the borrowing agreements include limitations on additional borrowings, consolidations, mergers, and certain sales of assets and maintenance of certain financial performance measures. Compensating balances and commitment fees are not material in either year. Interest expense, which is included in other expenses and approximates cash payments of interest on borrowings, was $17.6 million, $21.5 million, and $26.4 million in 1998, 1997, and 1996, respectively.

Note 9 - Leases

The Company leases various manufacturing and office facilities, and certain equipment under operating leases. Future minimum lease commitments are as follows:

                   1999                $23.4
                   2000                 14.9
                   2001                 11.6
                   2002                  9.6
                   2003                  9.4
                   Thereafter           13.4
                                       -----
                                       $82.3
                                       =====

Rent expense for all leases, including contingent rentals, which were not material, amounted to approximately $24.6 million, $13.5 million, and $11.0 million for 1998, 1997, and 1996, respectively.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 10 - Income Taxes

Following is a summary of income before income taxes of U.S. and international operations:

                                  1998       1997         1996
                                ------------------------------
         United States          $103.2     $232.2       $126.5
         International            24.4       16.6          9.5
                                ------------------------------

                                $127.6     $248.8       $136.0
                                ======     ======       ======

Following is the composition of income tax expense:
                                               1998         1997         1996
                                               ----         ----         ----
Current:
    Federal..............................    $164.5        $93.9        $75.4
    State................................      26.4         17.6         11.7
    Foreign..............................       9.9          4.6          4.8
                                             ------        -----        -----
        Total currently payable..........     200.8        116.1         91.9
Deferred:
    Federal..............................     (64.7)       (15.0)        (7.1)
    State................................      (3.7)        (3.2)        (1.6)
    Foreign..............................      (2.6)         0.9          0.5
                                             ------        -----        -----
        Total deferred tax benefit.......     (71.0)       (17.3)        (8.2)
                                             ------        -----        -----

Income tax expense.......................    $129.8        $98.8        $83.7
                                             ======        =====        =====

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

                                                         1998        1997
                                                       ------       -----
Deferred tax assets:
    Inventory and product-related reserves........      $46.1       $37.1
    Net operating loss and credit carryforwards...       25.8        29.3
    Accrued liabilities...........................       50.4        36.4
    Acquisition of intangible assets..............       76.3        32.2
                                                       ------       -----
                                                        198.6       135.0
    Valuation allowances..........................      (26.8)      (33.4)
                                                       ------       -----

        Total deferred tax assets.................      171.8       101.6

Deferred tax liabilities:
    Property and equipment........................      (12.4)      (11.4)
    Long-term equity investments..................       (2.3)       (2.9)
    Other.........................................         --        (4.9)
                                                       ------       -----

        Total deferred tax liabilities............      (14.7)      (19.2)
                                                       ------       -----

Deferred tax assets, net..........................     $157.1       $82.4
                                                       ======       =====

Income taxes paid were $233.7 million, $71.5 million, and $103.1 million in 1998, 1997, and 1996, respectively.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 10 - Income Taxes - (Continued)

Following is a reconciliation of the effective income tax rate:

                                                                    1998      1997      1996
                                                                   -----     -----     -----
United States federal statutory income tax rate ................    35.0%     35.0%     35.0%

Increase (decrease) in tax rate resulting from:
   State income taxes, net of federal tax benefit ..............    10.1       3.2       3.5
   Benefit from operations in Puerto Rico ......................    (1.7)     (1.2)     (2.7)
   Effect of international operations ..........................     1.9      (0.3)      1.7
   Research credit .............................................    (4.9)     (1.1)     --
   Benefit from foreign sales corporation ......................    (7.0)     (2.4)     (4.4)
   Effect of impairment charges ................................    11.0      --        17.6
   Litigation settlement and nondeductible goodwill amortization    59.5       2.1       2.7
   Nondeductible EVT losses ....................................    --         4.4       5.5
   Other, net ..................................................    (2.2)     --         2.6
                                                                   -----     -----     -----

Effective income tax rate ......................................   101.7%     39.7%     61.5%
                                                                   =====     =====     =====

No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($76.3 million at December 31, 1998) because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 1998, approximately $75 million of federal and foreign tax losses were available for carryforward. These carryforwards are subject to valuation allowances and certain restrictions, and generally expire within a period of one to fifteen years.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans

Employee Savings and Stock Ownership Plan: Guidant has created a defined contribution savings plan that covers its eligible United States employees. The plan includes both an employee savings component and an employee stock ownership component. The purpose of the plan is generally to provide additional financial security to employees during retirement.

Participants in the plan may elect to contribute, on a before-tax basis, a certain percent of their annual salary. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes Guidant common stock in a fixed percentage of employees' annual base pay to the plan regardless of whether the employee contributes to the plan.

The Company established an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the savings plan. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60.0 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated to Guidant employees on a periodic basis until these shares are exhausted (approximately thirteen years, assuming the year-end price per share of Guidant common stock of $55.00 remains constant). At December 31, 1998, the ESOP held approximately 2.8 million shares allocated to employee accounts and 6.2 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings (loss) per share. Compensation expense under these plans was $25.0 million, $14.1 million, and $13.9 million for 1998, 1997, and 1996, respectively.

Retirement Plan: The Company sponsors the Guidant Retirement Plan (Plan) which is a frozen noncontributory defined benefit plan. Only certain employees who met eligibility requirements at the date the Plan was frozen continue to accrue benefits for projected future salary increases under the Plan.

The Company's funding policy for the Plan is consistent with United States employee benefit and tax-funding regulations. Plan assets, which are maintained in a trust, consist primarily of equity and fixed income instruments.

The Company recognized a net pension credit of approximately $1.0 million related to the Plan for the years ended 1998, 1997, and 1996. The data for this Plan is presented in accordance with SFAS No. 132, which the Company retroactively adopted for all periods presented.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 11 - Employee Benefit Plans - (Continued)

                                                     Pension Benefits
                                                     1998        1997
                                                    -----       -----

Accumulated benefit obligation                      $48.9       $39.1

Change in projected benefit obligation:
Benefit obligation at beginning of year              48.8        42.9
Service Cost                                          0.2         0.1
Interest Cost                                         3.6         3.2
Plan amendments                                       1.4        --
Actuarial losses                                     11.6         3.0
Benefits paid                                        (0.5)       (0.4)
                                                    -----       -----
Benefit obligation at end of year                    65.1        48.8

Change in plan assets:
Fair value of plan assets at beginning of year       52.8        45.6
Actual return on plan assets                          5.1         7.6
Benefits paid                                        (0.4)       (0.4)
                                                    -----       -----
Fair value of plan assets at end of year             57.5        52.8

Funded status of the plan                            (7.6)        4.0
Unrecognized net actuarial loss                      11.9         0.5
Unrecognized prior service cost                       3.1         1.9
                                                    -----       -----
Prepaid pension cost                                $ 7.4       $ 6.4
                                                    =====       =====

                        Weighted - average assumptions:

                                                           1998         1997
                                                           ----         ----

Discount rate (weighted average).......................     7.0          7.5
Rate of increase in future compensation levels.........   4.5-8.0      4.5-8.0
Expected long-term rate of return on plan assets.......    10.5         10.5

The majority of the actuarial losses incurred in 1998 relate to the change in the weighted-average discount rate.

Certain employees outside the United States participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the above information. However, expenses attributable to the employees at these locations are included in the results of operations and totaled $2.6 million, $2.2 million, and $1.9 million in 1998, 1997, and 1996, respectively.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 12 - Segment Information

The Company manages its business on the basis of one reportable segment: the development, manufacture, and marketing of therapeutic medical devices for the treatment of cardiovascular and vascular diseases. Guidant's chief operating decision makers use consolidated results to make operating and strategic decisions. Furthermore, the manufacturing processes, customers, as well as the regulatory environment in which Guidant operates are the same. See Note 1 for a brief description of the Company's business. This data is presented for all periods in accordance with SFAS No. 131 which the Company adopted in 1998.

Geographic Information

                                             Year Ended December 31,
                                        1998          1997          1996
                                        ----          ----          ----

Net Sales(1):

United States                       $1,389.7        $902.9        $642.8
International                          507.3         425.3         406.9
                                    --------      --------      --------

                                    $1,897.0      $1,328.2      $1,049.7
                                    ========      ========      ========

(1) Revenues are attributed to countries based on location of the customer.

                                             December 31,
                                         1998          1997
                                         ----          ----

Long-lived assets:

United States                          $678.4        $549.6
International                            53.8          33.6
                                         ----          ----

                                       $732.2        $583.2
                                       ======        ======

                                             Year Ended December 31,
                                        1998          1997          1996
                                        ----          ----          ----
Classes of Similar Products:

Vascular intervention               $1,002.2        $591.4        $425.6
Cardiac rhythm management              824.6         669.6         574.6
Cardiac & vascular surgery              70.2          67.2          49.5
                                    --------      --------      --------

                                    $1,897.0      $1,328.2      $1,049.7
                                    ========      ========      ========


No single customer represents over 10% of the Company's consolidated sales.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 13 - Financial Instruments

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

                                                          1998        1997
                                                          ----        ----
               Forward exchange contracts                $161.1      $133.9
               Purchased foreign currency options        $232.0      $202.9

Carrying amounts exceeded the fair values of these instruments at December 31, 1998, by approximately $0.4 million. Fair value exceeded the carrying amount of these instruments by approximately $3.1 million at December 31, 1997. The estimated fair values of derivative financial instruments used to hedge the Company's risks will fluctuate over time. The fair values of forward exchange and option contracts are calculated using pricing models used widely in financial markets.

Interest Rate Risk Management: The Company may enter into interest rate swaps or caps to lower funding costs or reduce exposures to interest rate fluctuations. There were no interest rate swaps or caps outstanding during 1998. The impact of interest rate risk-management activities on income for all periods presented was not material.

There were no interest rate caps outstanding at December 31, 1998. The notional amount of interest rate cap transactions outstanding at December 31, 1997, was $100 million. The fair value of interest rate cap transactions outstanding at December 31, 1997, was not significant.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign currency exchange contracts, interest rate swaps, and trade receivables. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 13 - Financial Instruments - (Continued)

relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Hospitals and other health-care providers account for a substantial portion of the trade receivables; collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes credit risk exposure to such contracts is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Investments: A summary of the Company's available-for-sale securities at December 31 follows:

                                             1998                 1997
                                                 Fair                  Fair
                                        Cost     Value       Cost      Value
                                        -------------------------------------

Short term:
  Marketable equity securities          $ --      $ --       $11.6      $12.1
  Corporate debt and other                --        --         1.2        1.2
                                        ----     -----        ----      -----
      Total                             $ --      $ --       $12.8      $13.3
                                        ====      ====       =====      =====

Long term:
  Marketable equity securities          $4.7     $10.7        $3.5      $10.6
                                        ====     =====        ====      =====

The gross unrealized gains associated with available-for-sale securities of $6.0 million, $7.6 million, and $15.6 million, net of taxes of $2.3 million, $3.4 million and $6.2 million, were included as a separate component of accumulated other comprehensive income in 1998, 1997, and 1996, respectively. Sales of available-for-sale securities in 1998 were $14.1 million with an associated gain of $1.3 million. There were no sales of available-for-sale securities in 1997 and 1996. The Company determines fair values primarily based on quoted market values.

The carrying value of held-to-maturity investments, which include bank certificates of deposit and repurchase agreements held in Puerto Rico, were $36.3 million and $31.0 million at December 31, 1998 and 1997, respectively. The carrying values of these investments approximate their fair values. The Company owns no investments that are considered trading securities.

In the fourth quarter of 1997, the Company recognized a gain of $23.2 million on its investment in Gynecare, Inc., as a result of its acquisition by Johnson & Johnson, in a tax-free stock-for-stock exchange. The Company owned approximately 30% of the common stock of Gynecare and accounted for this investment under the equity method prior to the acquisition. The gain was included in other income and expenses. A special contribution, $11.5 million of this gain, was made to the Guidant Foundation, Inc., and was recognized in operating expenses in 1997.

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 14 - Contingencies

The Company is a party to various legal actions which have arisen in the normal course of business. In the third quarter, the Company settled its patent litigation with Intermedics, Inc., a division of Sulzer Medica, USA, Inc. Refer to Notes 5 and 15.

In a lawsuit originally filed on May 31, 1994, in the Northern District of California, SciMed Life Systems, Inc., (SciMed) a subsidiary of Boston Scientific Corporation, (BSC) alleges that the ACS RX ELIPSE Coronary Dilatation Catheter infringes certain patents owned by SciMed. Subsequently, the complaint was amended to further allege infringement by the ACS RX MULTI-LINK Coronary Stent System. In the lawsuit, SciMed is seeking injunctive relief and monetary damages.

On May 3, 1996, Pacesetter, Inc., filed suit against Cardiac Pacemakers, Inc.,
(CPI), a wholly owned subsidiary of the Company, in the District Court for Minnesota. The complaint, as subsequently amended, alleges infringement of certain Pacesetter patents by certain CPI pacemaker models and programmers for pacemakers and defibrillators. The lawsuit seeks injunctive relief, unspecified monetary damages, and an award of attorneys' fees. On December 16, 1998, following a trial on the merits, the jury of the District of Minnesota returned a verdict finding no liability by CPI on two of the three patents asserted by Pacesetter, and infringement by software in CPI programmers for certain pacemakers and defibrillators of the third patent. The jury awarded Pacesetter damages in the amount of $9.7 million, which the Company has accrued. The court is currently considering Pacesetter's request for an injunction and the Company's request that Pacesetter's patent be declared unenforceable.

In May 1996, Angeion Corporation filed a suit against CPI in the District Court for Minnesota. The complaint, as subsequently amended, alleges infringement of certain Angeion defibrillator patents by CPI's MINI I and MINI II defibrillator models. The lawsuit seeks injunctive relief, unspecified monetary damages, and an award of attorneys' fees.

On June 4, 1996, General Surgical Innovations, Inc., (GSI) filed suit against Origin MedSystems, Inc., (Origin) in the Northern District of California alleging that Origin's VASOVIEW Balloon Dissection System and Preperitoneal Distention Balloon Systems infringe a patent owned by GSI. GSI's motion for summary judgement of infringement was granted on October 29, 1998, and a trial was held on the validity of the GSI patent. On February 9, 1999, the jury determined the patent to be valid and awarded GSI approximately $12.9 million in damages. Although the Company may appeal the decision, an additional $9.2 million was accrued in the fourth quarter of 1998 to provide for this potential loss. The jury also held certain claims of the patent to have been willfully infringed which, if held exceptional by the court, could result in up to a trebling of the damage award and entitle GSI to its attorney fees. GSI is also seeking injunctive relief. A hearing relating to the injunction was held on March 2, 1999. Once a judgment is entered and post-trial matters have been resolved, Origin may appeal.

On September 24, 1997, GSI filed suit against Origin in the Northern District of California alleging that Origin's VASOVIEW Balloon Dissection System infringes a patent owned by GSI. GSI is seeking injunctive relief and monetary damages.

On October 3, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson and Johnson, filed suit against the Company and Advanced Cardiovascular Systems, Inc., (ACS) the Company's wholly owned subsidiary, in the District Court of Delaware, alleging that the sale of the ACS MULTI-LINK Coronary Stent infringes certain patents licensed to Cordis. In addition, on October 8, 1997, Cordis filed a motion for a preliminary injunction in this lawsuit seeking to prevent the Company from selling the ACS MULTI-LINK Coronary Stent other than in certain limited circumstances and subject to certain conditions. On October 22, 1997, Cordis amended its complaint to include Arterial Vascular Engineering, Inc.
(AVE) and BSC as co-defendants. A hearing on the motion for a preliminary injunction was held in February 1998 and in July 1998, Cordis' motion for a preliminary injunction was denied by the court. On October 27, 1998, one of the patents asserted against the Company

                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements

Note 14 - Contingencies - (Continued)

and ACS emerged from reexamination filed by Cordis. In the lawsuit, Cordis is seeking injunctive relief and monetary damages.

On November 6, 1997, Medtronic, Inc., filed suit against ACS in the District Court for Minnesota, alleging that the ACS MULTI-LINK Coronary Stent infringes a patent owned by Medtronic. In the lawsuit, Medtronic is seeking injunctive relief and monetary damages.

On December 2, 1997, Cordis filed suit against Guidant and ACS in the District Court of Delaware, alleging that the ACS RX ROCKET Coronary Dilatation Catheter infringes patents owned by Cordis. Cordis has also filed a motion for a preliminary injunction, which was heard by the court on April 9, 1998. A decision has not yet been rendered. In the lawsuit, Cordis is seeking injunctive relief, monetary damages, and attorney fees. A separate lawsuit was also filed against the Company in December 1997 in the Netherlands alleging infringement of the European equivalents of these patents. In this separate lawsuit, Cordis is seeking injunctive relief and monetary damages.

On February 18, 1998, AVE filed suit against ACS in the District Court of Delaware alleging that the sale of the ACS MULTI-LINK Coronary Stent infringes certain patents licensed to AVE. The lawsuit also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, AVE is seeking injunctive relief, monetary damages, and to invalidate certain ACS stent patents.

An arbitration was held between SciMed and the Company in May 1998, to determine whether the ACS RX COMET, ACS RX COMET VP, ACS RX ROCKET Coronary Dilatation Catheters, and ACS RX MULTI-LINK HP Coronary Stent System were reasonable modifications under the 1991 ACS/SciMed Settlement Agreement, and therefore immune from suit by patents owned by SciMed. On August 17, 1998, the Arbitration Panel by a 2-1 majority held in a Draft Determination that these products were not reasonable modifications. The Company requested reconsideration of the Draft Determination and on December 4, 1998, the Arbitration Panel by a 2-1 majority held in a Final Determination that the ACS RX COMET, ACS RX COMET VP, and ACS RX ROCKET Coronary Dilatation Catheters were reasonable modifications under the Settlement Agreement, and were immune from suit. The ACS RX MULTI-LINK HP Coronary Stent System was held not to be a reasonable modification.

On December 29, 1998, SciMed filed suit against the Company in the Hague, the Netherlands, alleging infringement of a European Patent owned by SciMed by the ACS RX ELIPSE Coronary Dilatation Catheter and the ACS RX MULTI-LINK, ACS RX MULTI-LINK HP, and ACS RX DUET Coronary Stent Systems. SciMed is seeking injunctive relief and monetary damages.

On January 13, 1999, SciMed filed suit against the Company, ACS, and Guidant Sales Corporation in the Northern District of California alleging that ACS's RX MULTI-LINK, RX MULTI-LINK HP, and MULTI-LINK RX DUET Coronary Stent Systems infringe certain SciMed patents. In the lawsuit, SciMed is seeking injunctive relief and monetary damages.

On June 4, 1998, Cordis filed suit against the Company and ACS in the District Court for the Eastern District of Virginia, alleging that the sale of the ACS MULTI-LINK Coronary Stent infringes two patents owned by Cordis. On August 7, 1998, the court granted the Company's motion to transfer the case to the Northern District of California. Cordis is seeking injunctive relief and monetary damages.

On February 1, 1999, Deborah Charms filed suit against the Company and CPI in the United States District Court for the Western District of Texas alleging that unspecified defibrillation products of CPI infringe a patent owned by Charms. In the lawsuit, Charms is seeking injunctive relief and unspecified monetary damages.

The Company believes that it has substantial and meritorious defenses against the above infringement claims and intends to vigorously contest them. The Company has filed suit and has lawsuits and other legal actions currently outstanding against most of the companies discussed above. While it is not possible to predict or determine the outcomes



                      GUIDANT CORPORATION and Subsidiaries
                   Notes to Consolidated Financial Statements


Note 14 - Contingencies - (Continued)

of the legal actions brought against it, or to provide an estimate of any additional losses, if any, that may arise, the Company believes the costs associated with all of these actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period.

Further, product liability claims may be asserted in the future relative to events currently unknown to management. Management believes that the Company's risk-management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

Note 15 - Subsequent Event (Unaudited)

On February 1, 1999, the Company completed its acquisition of the electrophysiology business of Sulzer Medica, Ltd., which includes Intermedics, Inc., a leader in the manufacture and distribution of bradycardia pacemakers, for an aggregate cost of approximately $810 million. This includes $200 million required to settle the Company's intellectual property litigation with Intermedics, payable regardless of the consummation of the acquisition. The acquisition was initially financed with commercial paper. Approximately $350 million of seven year 6.15% notes were subsequently issued on February 11, 1999, to replace a portion of the commercial paper.

This transaction has been accounted for by the purchase method. An additional charge of $49 million will be recorded in the first quarter of 1999 related to the ascribed value of the Intermedics in-process technology. Goodwill recorded in this acquisition, estimated to be in excess of $400 million, will be amortized to earnings over 20 years.

NOTE 16 - SELECTED QUARTERLY INFORMATION (UNAUDITED)
The following table summarizes the Company's operating results by quarter:


                                                           1998                                         1997
                                       ------------------------------------------    ------------------------------------------
                                       Fourth      Third       Second      First     Fourth      Third        Second     First
                                       -------     -------     -------    -------    -------     -------      -------   -------
Net sales:
   Vascular intervention..........     $ 262.8     $ 216.0     $ 256.4    $ 267.0    $ 293.7     $  95.8      $ 101.1   $ 100.8
   Cardiac rhythm management......       210.7       213.4       215.1      185.4      183.3       172.9        164.4     149.0
   Cardiac & vascular surgery.....        20.0        16.0        16.3       17.9       18.8        15.5         16.3      16.6
                                       -------     -------     -------    -------    -------     -------      -------   -------
         Total net sales..........       493.5       445.4       487.8      470.3      495.8       284.2        281.8     266.4
Cost of products sold.............       108.9        95.7       110.0      107.4      110.7        70.3         73.0      66.8
                                       -------     -------     -------    -------    -------     -------      -------   -------
         Gross profit.............       384.6       349.7       377.8      362.9      385.1       213.9        208.8     199.6
Research and development..........        78.2        70.0        65.8       62.0       66.1        50.2         46.0      46.0
Purchased research and
   development....................          --        90.0        28.7         --        --           --         57.4        --
Sales, marketing, and
   administrative.................       147.2       135.2       141.1      135.1      170.6        93.3         90.4      85.4
Merger-related costs..............          --          --          --         --       11.1          --           --        --
Foundation contribution...........          --          --          --         --       11.5          --           --        --
                                       -------     -------     -------    -------    -------     -------      -------   -------
   Income from operations.........       159.2        54.5       142.2      165.8      125.8        70.4         15.0      68.2
Other expenses, net...............        74.3       219.0        20.5       80.3       14.0         6.3          5.5       4.8
                                       -------     -------     -------    -------    -------     -------      -------   -------
Income (loss) before income taxes
   and cumulative effect of
   accounting change..............        84.9      (164.5)      121.7       85.5      111.8        64.1          9.5      63.4
Income taxes......................        44.1        12.5        43.0       30.2       45.0        23.8          5.2      24.8
                                       -------     -------     -------    -------    -------     -------      -------   -------
Income (loss) before
   cumulative effect of
   accounting change, net.........        40.8      (177.0)       78.7       55.3       66.8        40.3          4.3      38.6
Cumulative effect of accounting
   change, net....................          --          --          --         --       (4.7)         --           --        --
                                       -------     -------     -------    -------    -------     -------      -------   -------
   Net income (loss)..............     $  40.8    ($ 177.0)    $  78.7    $  55.3    $  62.1     $  40.3      $   4.3   $  38.6
                                       =======     =======     =======    =======    =======     =======      =======   =======
Earnings (loss) per share.........     $  0.14    ($  0.60)    $  0.27    $  0.19    $  0.21     $  0.14      $  0.01   $  0.13
Weighted average common shares
   outstanding....................      294.59      294.66      294.60     294.52     294.48      294.50       294.38    293.84
Earnings (loss) per share--
   assuming dilution..............     $  0.13    ($  0.60)    $  0.26    $  0.18    $  0.21     $  0.13      $  0.01   $  0.13
Weighted average common shares
   outstanding--assuming dilution       302.96      294.66      301.90     301.88     301.26      300.02       299.16    298.00
Common stock prices:
   High...........................     $ 55.97     $ 45.03     $ 38.66    $ 39.69    $ 34.75     $ 28.28      $ 22.00   $ 18.07

   Low............................     $ 31.75     $ 29.75     $ 30.00    $ 25.50    $ 24.32     $ 21.00      $ 14.63   $ 13.41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Guidant Corporation (Guidant or the Company), is a global company that designs, develops, manufactures, and markets a broad range of innovative, high-quality therapeutic devices for use in: (i) cardiac rhythm management (CRM), (ii) vascular intervention (VI), and (iii) cardiac and vascular surgery (CVS). Guidant is a worldwide leader in automatic implantable cardioverter defibrillator (AICD) systems, used to detect and treat abnormally fast heart rhythms (tachycardia). The Company designs, manufactures, and markets a full line of implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia). The Company is also a worldwide leader in minimally invasive devices used for opening blocked coronary arteries, such as coronary stents and coronary balloon dilatation catheters. In addition, the Company develops, manufactures, and markets devices principally for use in minimally invasive cardiac and vascular surgeries.

Cardiovascular disease continues to be the leading cause of death in the United States. Guidant's business strategy is to design, develop, manufacture, and market innovative, high-quality therapeutic products principally for use in treating cardiovascular and vascular diseases which result in improved quality of patient care and reduced treatment costs. In implementing this strategy, the Company focuses on the following three areas, which it believes are critical to its future success: (i) global product innovation, (ii) economic partnerships with customers worldwide, and (iii) organizational excellence.


MERGERS AND ACQUISITIONS

On February 1, 1999, the Company completed its acquisition of the electrophysiology business of Sulzer Medica, Ltd., which includes Intermedics, Inc.(Intermedics), a leader in the manufacture and distribution of bradycardia pacemakers, for an aggregate cost of approximately $810 million. This amount includes $200 million required to settle the Company's intellectual property litigation with Intermedics, payable regardless of the consummation of the acquisition.

On September 15, 1998, Guidant completed its cash tender offer for all of the outstanding common shares of InControl, Inc., (InControl) at a total cost of $137.5 million. InControl was a pioneer in the development of device technology for the treatment of atrial arrhythmias. The results of InControl's operations have been included in the Company's consolidated results of operations from the date of acquisition.

In May 1997, Guidant acquired the assets of NeoCardia, LLC., (NeoCardia) a privately held development-stage company for $86.1 million paid in 1997 and 1998. NeoCardia has pioneered the use of radiation therapy for the treatment of restenosis.

In December 1997, the Company completed its merger with EndoVascular Technologies, Inc., (EVT) in a tax-free stock-for-stock transaction. EVT, based in Menlo Park, California, is a leader in the development of methods and devices for minimally invasive repair of abdominal aortic aneurysms (AAA). EVT has developed a minimally invasive catheter-based delivery system to implant a specialized sutureless prosthesis to repair life-threatening AAAs without major surgery. The Company believes that EVT's endovascular procedures for AAA repair offers significant advantages over conventional AAA surgery. This business combination was accounted for under the pooling of interests method.

The following tables are summaries of the Company's net sales and major costs and expenses, excluding the impact of special charges:


                                                      Year Ended December 31,
                                                 --------------------------------
                                                   1998        1997        1996
                                                 --------    --------    --------
                                                       (Dollars in millions)
Net sales:
  Vascular intervention.....................     $1,002.2    $  591.4    $  425.6
  Cardiac rhythm management.................        824.6       669.6       574.6
  Cardiac & vascular surgery................         70.2        67.2        49.5
                                                 --------    --------    --------

    Total net sales.........................      1,897.0     1,328.2     1,049.7

Cost of products sold.......................        422.0       320.8       287.1(1)
                                                    -----       -----    --------
    Gross profit............................      1,475.0     1,007.4       762.6(1)

Research and development(2).................        276.0       208.3       164.6
Sales, marketing, and administrative........        558.6       439.7(3)    328.4
                                                    -----       -----    --------
                                                    834.6       648.0       493.0
                                                    -----       -----    --------
Income from operations excluding
  special charges...........................     $  640.4(4) $  359.4(4) $  269.6(1)(4)
                                                 ========    ========    ========


                                                     As a Percent of Net Sales
                                                 ------------------------------
                                                   1998        1997        1996
                                                 -------     -------     ------
Net sales:
  Vascular intervention......................       52.8%       44.5%      40.6%
  Cardiac rhythm management..................       43.5        50.4       54.7
  Cardiac & vascular surgery.................        3.7         5.1        4.7
                                                 -------     -------     ------

    Total net sales..........................      100.0%      100.0%     100.0%

  Cost of products sold......................       22.2        24.2       27.4(1)
                                                 -------     -------     ------
    Gross profit.............................       77.8        75.8       72.6(1)

  Research and development(2)................       14.6        15.7       15.7
  Sales, marketing, and administrative.......       29.4        33.1(3)    31.2
                                                 -------     -------     ------
                                                    44.0        48.8       46.9
  Income from operations excluding
    special charges..........................       33.8%(4)    27.0%(4)   25.7%(1)(4)
                                                 =======     =======     ======

----------
(1) Excludes the impact of $28.8 million in special non-cash obsolescence charges in the second quarter of 1996 resulting from the accelerated regulatory approval for market release and customer acceptance of new-generation CRM products and programmers. Reported cost of products sold and gross profit for 1996 were $315.9 million and $733.8 million, respectively.

(2) Excludes purchased research and development charges of $118.7 million in 1998 and $57.4 million in 1997, which represents the appraised value of in-process research and development recorded in conjunction with the acquisitions of InControl, Inc., and NeoCardia, LLC.

(3) Does not include a special contribution to the Guidant Foundation, Inc., of $11.5 million or $11.1 million of transaction and integration costs related to the Company's merger with EVT.

(4) Including the aforementioned special charges, reported income from operations was $521.7 million and 27.5 % of net sales in 1998, $279.4 million and 21.0% of net sales in 1997, and $240.8 million and 22.9% of net sales in 1996.

OPERATING RESULTS -- 1998

The Company had worldwide net sales of $1,897.0 million for the year ended December 31, 1998, reflecting an increase of $568.8 million or 43% over 1997. Significant growth in unit volume of 46% was partially offset by net sales price declines and unfavorable fluctuations in foreign currency exchange rates of 2% and 1%, respectively. The effect of changes in product mix are included in the net sales price decline.

Net sales of VI products reached $1,002.2 million, growth of $410.8 million or 69.5% for the year ended December 31, 1998, as compared to 1997. This sales growth was primarily due to the enthusiastic customer acceptance of the ACS RX MULTI-LINK Coronary Stent System released in the United States in October 1997 and the ACS MULTI-LINK DUET Coronary Stent System, released to the U.S. market in November 1998. The MULTI-LINK DUET System, the Company's newest generation coronary stent is available on high performance over-the-wire and rapid exchange
(RX) delivery systems. The DUET was designed specifically to deliver, deploy, and post-dilate the stent with lower delivery profiles, enhanced radiopacity, increased radial strength, and flexibility. Worldwide coronary stent sales during 1998 were $680.3 million, compared to $262.5 million in 1997. Coronary stent sales experienced growth in all major markets. Sales of coronary stent systems in the United States were $531.7 million in 1998 and $187.2 million in 1997.

International sales of coronary stents also contributed to the Company's 1998 sales growth, due primarily to the launch of the ACS MULTI-LINK RX DUET Coronary Stent System in Europe in March 1998 and the February 1998 receipt of approval from Japan's Ministry of Health and Welfare for reimbursement of the ACS RX MULTI-LINK Coronary Stent System. Sales of coronary stents in international markets almost doubled to $148.6 million in 1998, compared to $75.3 million in 1997.

Total angioplasty sales in 1998, which include coronary balloon dilatation catheters, were essentially level in comparison to 1997. Angioplasty sales in Europe, which increased 17.8%, due in part to the success of the ACS RX GEMINI dilatation catheter, were offset by reduced angioplasty sales in Japan.

Unlike 1997, when the Company's coronary stent was available in the U.S. market for the fourth quarter only, 1998's results represent a full year of coronary stent sales in the United States. During 1998, the Company experienced pricing pressure on VI products, such as balloon dilatation catheters and, to a lesser extent, coronary stents, although price declines in the U.S. coronary stent market between the third and fourth quarters of 1998 were insignificant. The Company believes that pricing pressures on non-stent VI products may continue.

Sales of CRM products of $824.6 million during 1998 increased $155.0 million or 23.1% from 1997. AICD systems led the sales growth with the VENTAK AV II DR, market released in the United States in March 1998; strong sales of the VENTAK MINI III, released to the U.S. market in February 1998; the VENTAK AV III DR, released in the United States in September 1998; and, to a lesser extent given its December U.S. release, the VENTAK MINI IV. The VENTAK AV III DR, 20% smaller than its predecessor product, is a rate responsive dual-chamber pacemaker/AICD. The VENTAK MINI IV is a full-featured defibrillation device with single-chamber bradycardia pacing therapy, and is over 20% smaller than its predecessor, the VENTAK MINI III. Due to increased competition, sales growth in AICD systems in 1999 may be less than historical rates.

The Company's pacemaker products experienced substantial sales growth during 1998, particularly in the United States and Europe where sales of these products increased 30.2% and 13.5%, respectively, over 1997 levels. This sales growth was driven by the U.S. market release and enthusiastic customer acceptance of the DISCOVERY and MERIDIAN devices in May 1998 and the European market release of these devices in March 1998. The new pacemaker families include advanced diagnostics and single-and dual-chamber models featuring adaptive-rate pacing designed to match pacing rates to the patient's activity level. Worldwide pacemaker sales growth during 1998 was 21.8%.

Net sales of CVS products in 1998 were $70.2 million, which represents 4.5% growth over 1997. Sales growth occurred in the United States and was driven primarily by the VASOVIEW Balloon Dissection System. Total VASOVIEW sales during 1998 were less than $10 million. (See Notes 5 and 14 to the Consolidated Financial Statements for a discussion of legal matters and charges related to this device.)

Based on the reasons mentioned above, the Company believes its net sales growth rate in 1999 will be less than the 43% growth experienced in 1998.

The Company experienced sales growth both in the United States and international markets in 1998. Net sales in the United States increased 53.9% to $1,389.7 million, while international net sales increased 19.3% to $507.3 million for 1998 as compared to 1997. U.S. net sales growth was primarily due to sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK AV II DR, VENTAK MINI III, DISCOVERY, MERIDIAN and, to a lesser extent given their late 1998 U.S. market releases, ACS MULTI-LINK DUET Coronary Stent System, and VENTAK AV III DR. International net sales growth was primarily driven by the ACS MULTI-LINK RX DUET in Europe, ACS RX MULTI-LINK in Japan, VENTAK MINI III, VENTAK AV II DR, and ACS RX GEMINI. An unfavorable foreign currency exchange rate impact, due to the strength of the U.S. dollar, reduced net sales during the year by $14.0 million compared to 1997. This negative exchange rate impact on gross profit was partially offset by gains from foreign exchange derivative contracts, which were recorded in cost of products sold.

Cost of products sold was $422.0 million for the year ended December 31, 1998, and represented 22.2% of net sales versus 24.2% for 1997. This continued reduction in cost of products sold as a percentage of net sales was due primarily to increased manufacturing volume and favorable mix impact in product sales, along with continued progress in manufacturing efficiencies. Management believes that cost of products sold as a percentage of net sales in 1999 will be 23-25% due to Guidant's acquisition and integration of Intermedics.

The Company continued its commitment to achieving long-term growth by investing significant resources in research and development. Research and development spending as a percentage of net sales was 14.6% and 15.7% in 1998 and 1997, respectively. Research and development expenses of $276.0 million increased $67.7 million or 32.5% during 1998 compared to 1997. Increased research and development spending during the year resulted primarily from: (i) new product development costs related to future generations of AICDs, pacemakers, and coronary stents; (ii) development of radiation therapy devices for coronary restenosis; (iii) development of stent technology for other parts of the vascular anatomy, such as carotid arteries; (iv) increased performance-based compensation; (v) increased personnel costs related to the Company's acquisition of InControl and work related to the treatment of atrial arrhythmias; (vi) clinical evaluation of implantable device systems for treatment of congestive heart failure; and (vii) continued development of endovascular grafting systems for the minimally invasive repair of AAA. The Company intends to maintain its commitment to bring new technologies to the market and provide cost-effective therapies to people who suffer from cardiovascular diseases. As a result, the Company believes research and development spending will be 14%-16% of net sales in 1999.

As a result of the completed acquisition of InControl, the Company recorded a $90 million pre-tax charge related to the appraised value of in-process research and development ($58.2 million after tax) in September 1998. The appraisal was completed using guidelines recently announced by the Securities and Exchange Commission. As a result of contingent consideration paid for NeoCardia in April 1998, the Company recorded a pre-tax charge of $28.7 million which was treated as purchased research and development expense consistent with the treatment of the original acquisition cost of NeoCardia in the second quarter of 1997.

InControl was a leader in the development of implantable devices for the treatment of atrial fibrillation (AF), a common heart rhythm disorder, which is estimated to affect over 3 million people in the U.S. and Europe. AF is the irregular or uncontrolled and quivering contraction of the upper chambers of the heart, caused by chaotic conduction of the heart's electrical signals. Although not immediately life threatening, AF significantly increases the risk of stroke. AF is not well managed with currently available therapies. Therefore, sales of implantable atrial therapies could be substantial given the potential patient population. There are however, competing technologies which address AF, including antiarrhythmic drugs, surgical procedures, and catheter-based treatments. InControl was in the process of developing a multi-programmable device designed to detect episodes of recurrent atrial fibrillation and deliver defibrillation therapy to the atria. Also, InControl was developing an implantable atrial defibrillator that provides dual-chamber bradycardia pacing and atrial tachyarrhythmia therapy for the conversion of AF and atrial flutter to normal sinus rhythm. At the acquisition date, the technological feasibility of InControl devices had not been established and the in-process technology had no alternative future uses. Guidant is currently using InControl technology, in combination with its existing technology, to develop more advanced implantable devices for the treatment of atrial fibrillation. The Company expects to begin clinical testing in 2000 on the resulting new product. A Pre-market Approval
(PMA) with the FDA is expected to be filed in 2001. The FDA approval process is lengthy and unpredictable and there can be no assurance when such approval will be received, if at all. The FDA approval process as well as the competing therapies, cause uncertainty about this product's ability to reach commercial viability. Guidant anticipates that this product will begin generating revenues in 2001, subject to the uncertainties referred to above. It is estimated that this project will cost approximately $30 million over the next three years to achieve commercial viability.

Purchased research and development of $86.1 million has been recognized in 1997 and 1998, in conjunction with the Company's acquisition of NeoCardia, based on the results of a valuation of the in-process technology acquired. Guidant is now involved in the research and development of intravascular radiotherapy devices for the treatment of restenosis based upon the technology acquired from NeoCardia. Restenosis is the re-narrowing of the vascular lumen following the deployment of a coronary stent or a balloon angioplasty procedure. There were no products available for commercial sale at the time of acquisition, nor did Guidant have any at December 31, 1998, as the technology continues to be in a clinical development stage. Guidant's product is the GALILEO Intravascular Radiotherapy System, (GALILEO) which supplies controlled beta radiation to inhibit cell proliferation and resulting restenosis within a coronary vessel. Several other companies have programs to develop competing products also using radiation therapy. At the time of acquisition in May 1997, technological feasibility had not been established and the in-process technology had no alternative future uses. NeoCardia had completed three animal studies and was preparing for human testing during the second half of 1997. It is estimated that Guidant will have spent in excess of $35 million from 1997 to 1999 to bring this technology to market. The second phase of clinical trials is underway in the United States, with an anticipated PMA filing in 2000, as originally planned. The filing for CE Mark in Europe is anticipated in late 1999. U.S. sales are expected to begin sometime in 2001 if FDA approval for market release is obtained. The uncertainty of the FDA certification process and the emergence of competitors in intravascular radiotherapy raise uncertainty about GALILEO's ability to reach commercial viability. As a result of the above factors, substantially all of the purchase price for NeoCardia's assets was assigned to in-process research and development.

Sales, marketing, and administrative expenses in 1998 grew $118.9 million or 27.0%, a rate less than sales, compared to 1997. This increase was due to: (i) costs related to the implementation of direct operations in certain international markets, such as Japan; (ii) increased investment in the U.S. field-sales force; (iii) increased legal costs associated with various litigation; (iv) variable selling expenses, such as commissions and bonuses, associated with the extraordinary growth in sales during the year; (v) additional spending at CVS associated with the ramp up of business activities related to products for the treatment of AAA; (vi) increased allowances for uncollectible accounts; and (vii) promotional expenses related to the release of new products. Controlled growth in spending resulted in sales, marketing, and administrative expenses declining as a percent of sales to 29.4% for 1998, versus 33.1% for 1997.

Income from operations in 1998, was $521.7 million. Excluding the impact of the aforementioned purchased research and development charges, income from operations was $640.4 million in 1998 or 33.8% of sales. Excluding special items, 1997 income from operations would have been $359.4 million or 27.0% of sales. This growth in adjusted income from operations of 78.2% resulted from sales growth in 1998 combined with manufacturing cost efficiencies and controlled growth in operating expenses.

The Company recorded a provision for a judgment rendered against Origin MedSystems, Inc., its wholly owned subsidiary, on February 9, 1999, related to infringement of a patent owned by General Surgical Innovations, Inc. Although the Company may appeal the decision, an additional $9.2 million was accrued in the fourth quarter 1998 to provide for this potential loss.

As a result of this decision, and due to management's strategic redirection of this business away from general surgery to cardiovascular applications announced in 1997, Guidant also reassessed the recoverability of Guidant's general surgery assets using impairment guidelines specified by SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

Guidant's analysis determined that a non-cash impairment write-down of $40 million was necessary

Concurrent with the announced signing of a definitive agreement with Sulzer Medica to purchase its electrophysiology business in the third quarter of 1998, a one-time charge of $200 million was recorded. This charge represents the amount required to settle the Company's intellectual property litigation with Intermedics, and was payable regardless of the consummation of the acquisition. The acquisition was completed on February 1, 1999.

On April 4, 1998, the Company entered into an agreement with C.R. Bard, Inc.,
(Bard) that settled two patent infringement lawsuits and grants the Company paid-up licenses to certain patents. As a result, the Company recorded a non-recurring, pre-tax charge of $60 million ($38.8 million after tax) against 1998 first quarter earnings in other expenses. An additional $40 million was capitalized and will be amortized over the remaining estimated useful lives of the patents.

The Company had net other expenses of $394.1 million, including the aforementioned $269.2 million intellectual property litigation and the $40 million impairment charges, compared to $30.6 million in the prior year. Net other expenses for 1998, without the aforementioned charges, were $84.9 million. Excluding special charges, net other expenses would have been $42.3 million in 1997. The increase in adjusted other expenses in 1998 was due primarily to decreased royalty income on certain vascular intervention technology patents and increased royalty expenses driven by sales growth of coronary stent systems, rapid exchange coronary dilatation catheters, and AICDs.

As a result of significant non-deductible special charges in 1998, the Company's effective tax rate was 101.7% compared to 39.7% in 1997. Without considering the effect of special charges in both years and the impact of EVT's non-deductible tax losses in 1997, the effective income tax rate in 1998 and 1997 was 35.3%. The Company believes its effective income tax rate in 1999 will increase 1.5 to
2.0 percentage points over the 1998 adjusted rate due to the nondeductible nature of the goodwill amortization resulting from the Company's acquisition of Intermedics.

Earnings before interest, taxes, depreciation, and amortization (EBITDA), exclusive of special charges, was $643.7 million in 1998 compared to $402.6 million in 1997. This 60% improvement in 1998 EBITDA was primarily due to a substantial growth in net sales combined with lower manufacturing costs as a percentage of net sales and controlled growth in operating expenses.

Guidant had a net loss for 1998 of ($2.2) million and a loss per share of ($0.01). Excluding the aforementioned special charges in 1998 and 1997, net income would have been $359.4 million and $197.4 million, respectively. Growth in operating income was the driver behind this 82% growth in adjusted net income. Earnings per share-assuming dilution, exclusive of the above charges, were $1.19 for 1998, and $0.66 in 1997.

OPERATING RESULTS -- 1997

The Company had worldwide net sales of $1,328.2 million for the year ended December 31, 1997, reflecting an increase of $278.5 million or 27% over 1996. Growth in unit volume of 39% increased net sales, while net sales price declines and fluctuations in foreign currency exchange rates decreased net sales 8% and 4%, respectively. The effect of changes in product mix are included in the net sales price decrease.

Net sales of VI products for the year ended December 31, 1997, were $591.4 million, an increase of $165.8 million or 39.0% from 1996. This growth in VI sales occurred in the fourth quarter of 1997 and was primarily due to the enthusiastic market-acceptance of the ACS RX MULTI-LINK Coronary Stent System, which was released in the United States in October 1997. Net sales of the ACS RX MULTI-LINK Coronary Stent System were in excess of $200 million in the fourth quarter of 1997. The Company also experienced significant sales growth in rapid exchange coronary dilatation catheters, primarily due to the ACS RX ROCKET, released in the United States in November 1997 and in international markets in June 1997; the ACS RX COMET VP, released in the United States in February 1997; the ACS RX COMET, released in international markets in June 1996 and in the United States in November 1996; and international sales of the ACS RX MULTI-LINK Coronary Stent System. The ACS RX ROCKET Coronary Dilatation Catheter is an innovative rapid exchange catheter that enables physicians to treat multiple lesions during angioplasty, pre-stent placement, or in conjunction with other interventional technologies. Sales growth during the year was partially offset by unit volume declines in perfusion and over-the-wire coronary dilatation catheters, and atherectomy catheters; and lower net average selling prices of most coronary dilatation catheters and guide wires in the United States and Europe. These lower net average selling prices include the impact of product mix changes due to sales growth of rapid exchange catheters which have a lower average selling price than perfusion catheters.

Net sales of CRM products for 1997 were $669.6 million, an increase of $95.0 million or 16.5% over 1996. Sales growth was led by the VENTAK AV, market released in the United States in July 1997 and in Europe in November 1996; strong worldwide sales of the VENTAK MINI II advanced, tiered-therapy AICD, released in the United States in July 1996; and, to a lesser degree, the VENTAK AV II DR which was market released in Europe in late 1997. The VENTAK AV II DR is the world's first implantable defibrillator system to incorporate dual-chamber adaptive-rate pacing capability. The VENTAK AV product family's exclusive Atrial View feature allows it to distinguish ventricular rhythms that are life threatening from less dangerous atrial arrhythmias. The Company's adaptive-rate pacemaker products also contributed to sales growth during the year, particularly in the United States, where sales of pacemaker systems during 1997 increased 12% from 1996.

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

The Company experienced sales growth both in the United States and international markets during 1997. The Company's United States net sales increased 40.5% to $902.9 million, while international net sales grew 4.5% to $425.3 million for the year ended December 31, 1997, as compared to 1996. United States net sales growth was primarily due to sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK AV, VENTAK MINI II, ACS RX ROCKET, ACS RX COMET, and ORIGIN TACKER and related custom configurations. International net sales growth was primarily driven by the ACS RX MULTI-LINK Coronary Stent System, VENTAK MINI II, VENTAK AV II DR, and VENTAK AV. Sales of the ACS RX COMET in Europe and Japan, and ACS RX ROCKET in Europe also contributed to the international sales growth. An unfavorable foreign currency exchange rate impact reduced net sales by approximately $41.0 million in 1997, compared to 1996. This negative impact on gross profit was partially offset by gains from foreign exchange derivative contracts, which were recorded in cost of products sold.

Cost of products sold increased 1.6% to $320.8 million in 1997, and represented 24.2% of net sales versus 30.1% during 1996. Cost of products sold without the effect of special noncash obsolescence charges of $28.8 million would have been $287.1 million or 27.4% of net sales in 1996. During 1997, the Company recorded obsolescence charges of approximately $9.4 million on its older-generation programmer-recorder-monitors. This charge was offset by: (i) gains in 1997 of $17.8 million realized on the foreign exchange hedges referred to above, (ii) cost savings realized from significantly increased manufacturing volume during the year, (iii) continued improvement in productivity and manufacturing efficiencies in all businesses, and (iv) a change in the Company's method of accounting for unrealized profit in inventory at its international affiliate locations of approximately $6.2 million.

The acquisition of NeoCardia was accounted for under the purchase method. As a result, the Company recorded a pre-tax charge of $57.4 million relating to the appraised value of the in-process research and development.

The Company continued to invest significant resources in research and development in 1997. Spending on research and development was 15.7% of net sales in both 1997 and 1996. Research and development expenses of $208.3 million in 1997, excluding the aforementioned purchased research and development charge, increased $43.7 million or 26.5% from 1996. This increase in research and development spending resulted primarily from: (i) new product development costs related to future generations of AICDs, pacemakers, and programmers; (ii) increased performance-based compensation; (iii) development of stent technology for other parts of the vascular anatomy, such as carotid arteries; (iv) development of radiation therapy devices for coronary restenosis; (v) clinical evaluation of implantable device systems for the treatment of congestive heart failure; (vi) expedited PMA preparation activities and increased clinical trial costs related to the Company's endovascular grafting system; and (vii) other cardiovascular product development in CVS.

Sales, marketing, and administrative expenses, exclusive of special charges of $439.7 million, increased $111.3 million or 33.9% in 1997, in comparison to the prior year. This increase was due to: (i) variable selling expenses, such as commissions and bonuses, associated with the growth in sales; (ii) increased legal costs associated with various litigation; (iii) increased investment in the United States field-sales force; (iv) expenses incurred in preparation for the October 1997 launch of the ACS RX MULTI-LINK Coronary Stent System in the United States; (v) implementation of European operations and increased personnel costs associated with the ramp up of business activities at EVT; and (vi) a charge of $4.0 million associated with the termination of a third-party distributor.

During the fourth quarter of 1997, the Company recorded $11.1 million of special charges related to its merger with EVT. These charges include $4.2 million in transaction costs and $6.9 million of estimated costs, such as distributor buyouts and unwinding various contractual commitments, to be incurred in the integration of the operations of EVT with Guidant.

Also, during the fourth quarter, the Company recorded a gain of $23.2 million in connection with the acquisition of Gynecare, Inc., by Johnson & Johnson in a tax-free stock-for-stock merger. The Company held a 30% interest in Gynecare, an enterprise engaged in the development of minimally invasive medical devices for the treatment of uterine disorders. This gain was recorded in other income. The Company went on to make a special contribution of $11.5 million of the common stock received from the Gynecare transaction to the Guidant Foundation, Inc., the Company's primary vehicle for community, educational, and charitable giving.

Income from operations for the years ended December 31, 1997 and 1996, were $279.4 million and $240.8 million, respectively. Excluding the impact of the aforementioned purchased research and development charge, the special contribution to the Guidant Foundation, merger-related special charges in 1997, and special obsolescence charges in 1996, income from operations would have been $359.4 million or 27.0% of net sales and $269.6 million or 25.7% of net sales for 1997 and 1996, respectively. This increase in adjusted income from operations of 33.3%, was due to net sales growth combined with lower manufacturing costs, partially offset by increased research and development, and sales, marketing, and administrative spending.

The Company had net other expenses of $30.6 million and $104.8 million in 1997 and 1996, respectively. Partially offsetting the aforementioned gain on its investment in Gynecare, the Company recorded charges of $11.5 million during the fourth quarter related to various litigation activities. Without the effect of the securities gain and litigation charges recorded in the fourth quarter, net other expenses would have been $42.3 million in 1997. Included in net other expenses in 1996, are noncash impairment charges of $66.9 million taken by the Company against its atherectomy-related goodwill and other intangible assets. Without the effect of this special charge, net other expenses would have been $37.9 million in 1996. This increase in adjusted net other expenses was primarily due to increased net royalties on certain vascular intervention technology patents and AICD royalty agreements; and charges associated with the disposal of certain equipment, partially offset by reduced amortization expenses resulting from the lower intangible assets following the aforementioned impairment charges and lower interest expense.

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

EBITDA, excluding special items was $402.6 million in 1997 compared to $320.6 million in 1996. This improvement in EBITDA of 26% in 1997 was primarily driven by sales growth and lower manufacturing costs as a percentage of net sales, partially offset by increased sales, marketing, and administrative spending.

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

Reported diluted earnings per share for 1997 and 1996 were $0.48 and $0.18, respectively. Excluding the aforementioned special charges and other items in both years, diluted earnings per share were $0.66 in 1997 and $0.46 in 1996, representing an increase of 43%.

LIQUIDITY AND FINANCIAL CONDITION

The Company continued to strengthen its financial condition in 1998 and generated cash flows which were more than sufficient to fund operations. Cash and cash equivalents decreased to $15.6 million at December 31, 1998, from $17.7 million at December 31, 1997; cash provided by operating activities was $281.7 million in 1998, compared to $241.8 million for 1997. This increase was due to growth in net income exclusive of the $200 million intellectual property settlement with Sulzer Medica, which remained payable and outstanding at December 31, 1998. This payable was subsequently settled upon closing of the Company's acquisition of Intermedics.

Working capital of $176.3 million at December 31, 1998, increased by $92.5 million from the prior year-end level. This increase was primarily due to an increase in inventories resulting from preparations for certain new product launches, an increase in accounts receivable due to the increased level of net sales, and by a decrease in income taxes payable. The current ratio at December 31, 1998, was 1.3:1 compared to 1.2:1 at December 31, 1997. The Company believes its cash from operations is sufficient to fund essentially all future working capital needs and discretionary operating spending requirements.

Net cash used for investing activities totaled $359.0 million for 1998, compared to $125.8 million for 1997. Uses of cash for investing activities in 1998 included $40 million of intangibles acquired as part of the Company's settlement agreement with Bard and the acquisition of InControl for $137.5 million. Net additions of property and equipment of $116.0 million for 1998, compared to $76.8 million for 1997, were also a significant use of cash for investing activities during both periods. This increase in property and equipment additions is due in part to the Company's recently announced investment in a manufacturing facility in Ireland.

Net cash provided by financing activities totaled $75.0 million for 1998. Cash provided by operating activities was used to pay down debt through much of 1998, however, this pay down in borrowings was more than offset by the additional commercial paper issued for the aforementioned payments to Bard as well as the acquisition of InControl. In 1997 financing activities decreased cash by $101.9 million.

At December 31, 1998, the Company had outstanding borrowings of $444.5 million through the issuance of commercial paper and bank borrowings at a weighted-average interest rate of 5.39%. The commercial paper borrowings are supported by two credit facilities aggregating $600 million. This includes a $400 million facility that permits borrowings through August 2003 and a $200 million facility that permits borrowings through August 1999. The Company expects that approximately $390 million of borrowings will remain outstanding during 1999, and as a result, this amount has been classified as long-term at December 31, 1998.

The purchase of Sulzer Medica's electrophysiology business for $810 million on February 1, 1999, resulted in a considerable increase in the Company's borrowings. The acquisition was initially financed with commercial paper. Approximately $350 million of seven year 6.15% notes were subsequently issued on February 11, 1999, to replace a portion of the commercial paper.

The Company expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated operating cash needs including planned capital expenditures. Capital expenditures are expected to be approximately $190 million in 1999. The expected increase in capital spending over 1998 is primarily due to investment in the Company's new manufacturing facility in Ireland and expansion of U.S. administrative and manufacturing facilities. In addition, Guidant has assumed liabilities for the discharge of certain activities and obligations related to the Intermedics acquisition. Liabilities assumed include severance, distribution, and miscellaneous cancellation fees. The estimated total liabilities assumed related to the Intermedics acquisition are in excess of $90 million, most of which will be paid in 1999. The Company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The outstanding commercial paper is supported by the committed credit facilities referred to above. At the time of the purchase of Sulzer Medica's electrophysiology business, the $200 million facility was increased to $800 million

The Company has recognized net deferred tax assets aggregating $157.1 million at December 31, 1998, and $82.4 million at December 31, 1997. The assets relate principally to the establishment of inventory and product related loss reserves and purchased research and development. In view of the consistent profitability of its past operations, the Company believes that all these assets will be substantially recovered and that no significant additional valuation allowances are necessary.

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

The Company's risk-management objectives are to reduce earnings volatility and protect the Company's cash flows from the impact of fluctuating foreign currencies and interest rates. In the normal course of business, the Company follows established policies and procedures in its management of these exposures. Simple derivative instruments, including foreign currency forward contracts and purchased options, and interest rate swap agreements, are used as hedges to meet these objectives. The primary feature of Guidant's risk-management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business thereby allowing management to focus on core business issues and challenges. All hedging activities are entered into for purposes "other than trading" as defined by SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. The contracts are initiated within the guidelines of documented corporate risk-management policies. The Company does not enter into foreign currency or interest rate transactions for speculative purposes. The Company's risk-management activities were successful in reducing the net impact of currency fluctuations to an immaterial level despite volatile market conditions.

The fair value of all foreign currency derivative contracts outstanding at December 31, 1998, was ($0.4) million. An analysis has been prepared to estimate the sensitivity of the fair value of all derivative foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at December 31, 1998. Premiums paid for purchased options are included in the fair value. The results of the estimation, which may vary from actual results, are as follows:

                                                        Fair Value
                                                      of Derivatives
                                                     -----------------
                                                     1998      1997
                                                     -----     -----
      10% adverse rate movement                     ($22.9)   ($17.4)
      At year end rates                               (0.4)      3.1
      10% favorable rate movement                     30.5      30.4

Any gains and losses of fair value on derivative contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table. An analysis of the impact on the Company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on expected 1999 earnings.

REGULATORY AND OTHER MATTERS

Government and private sector programs limiting healthcare costs, including coverage and payment policies, pricing regulations, competitive pricing, and various types of managed-care arrangements, exist in the United States and in several countries where the Company does business, and additional restrictions are possible. These policies and programs require healthcare providers to put significant emphasis on the delivery of more cost-effective medical therapies. Although management believes the Company is well positioned to respond to this worldwide trend toward cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and further changes in the marketplace preclude the Company from predicting the impact these initiatives and changes may have on future operating results.

The Company's products are subject to extensive regulation by the FDA and, in some jurisdictions, by state and foreign governmental authorities. The Company must obtain specific clearance from the FDA before it can market products in the United States. While policies implementing the FDA Modernization Act are expected to inject more predictability into the product review process, streamline post-market controls, and promote the global harmonization of regulatory procedures, the process of obtaining such clearances will continue to be onerous and costly, and there can be no assurance that all clearances sought by the Company will be granted on a timely basis, if at all.

In recent years, many hospitals and other customers of medical device manufacturers have formed large purchasing groups to enhance purchasing power and become more cost-effective in the delivery of healthcare. To offer a broader range of products to these purchasers, the medical device industry also has been consolidating rapidly. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. While this enhanced purchasing power may further increase the pressure on product pricing, management is unable to estimate the potential future impact at this time.

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

The Company operates in an industry susceptible to significant product liability claims. Such claims may be asserted against the Company in the future related to events not known at the present time. Management believes that its risk-management practices, including insurance coverage, are adequate to protect the Company against any material product liability losses. Enactment of the Biomaterials Access Assurance Act of 1998, by addressing inequities in United States tort law, is expected to help ensure a continued supply of raw materials and component parts essential to the manufacture of Company products. Management cannot estimate the impact of this law on supplier arrangements at this time.

From time to time, the Company is subject to claims of, and legal actions alleging, infringement by the Company of patent rights of others. (See Note 14 to the Consolidated Financial Statements.) While it is not possible to predict or determine the outcomes of legal actions brought against it, or to provide an estimate of any additional losses, if any, that may arise, the Company believes the costs associated with all of these actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period.

YEAR 2000

Guidant is taking reasonable steps necessary to confirm that its business systems, software, and equipment that consider and process date-related information will continue to function properly after December 31, 1999. In doing so, Guidant is paying particular attention to assuring compliance with all regulatory guidelines regarding Year 2000 issues. Guidant's implantable devices do not contain real-time clocks. As a result, these devices present no Year 2000 issues. The Company's other products have been assessed and found to be Year 2000 ready with the exception of a few minor adjustments. These minor adjustments are limited to programmers and relate to date limitations that present no adverse health impact to the patient.

Guidant, as a corporation formed in 1994, has many relatively new systems, including an enterprise-wide operational support system, which has already been certified Year 2000 ready. As such, Management's focus has been on assessing and readying manufacturing equipment, facilities infrastructure, other computer systems, and business partners. This assessment is complete for all business critical systems and, based upon this assessment, necessary actions are being taken to remediate equipment and systems and develop contingency arrangements. Guidant believes it will complete any necessary remediation of business critical equipment, other computer systems, and infrastructure by mid-year 1999, with remediation of all systems and equipment, regardless of level of business criticality, being completed by October of 1999. This timeframe will allow internal auditing and testing, as well as any further remediation, if necessary, of these systems to take place in the second half of 1999. Efforts to confirm the readiness of our various business partners, while ongoing, will continue up to, and through, January 1, 2000.

The implantable devices acquired from InControl and Intermedics do not contain real-time clocks. These devices also present no Year 2000 issues. The Company is currently evaluating the steps necessary to assure that assets acquired as part of the InControl, acquisition will not be adversely affected by the Year 2000 problem. The Company has performed an assessment as to the Year 2000 readiness of Intermedics. The assessment did not reveal any major deficiencies. Guidant believes, therefore, that the integration of this enterprise will not adversely impact Guidant's Year 2000 project schedule.

The Company is devoting the necessary resources to resolve all significant issues in a timely manner. The costs associated with the Year 2000 assessment and remediation of problems noted are expensed as incurred or capitalized if the expenditures relate to hardware or software that will benefit future periods. Based upon current assessments, Management believes that the cost of such actions will not have a material effect on Guidant's operating results or financial condition. The Company currently expects its total out-of-pocket costs related to addressing its Year 2000 issues will be approximately $20 million, $5.2 million of which has been incurred to date. Approximately $6 million of this total represents capital expenditures, which will be capitalized and depreciated over the assets' estimated useful lives.

The Year 2000 issue is expected to affect the systems of various entities with which the Company interacts, including suppliers. However, the Company cannot reasonably estimate the potential impact on its financial condition and operations if critical third parties do not become Year 2000-ready on a timely basis. The Company is working through various trade associations as well as communicating directly with its significant suppliers and customers to determine their Year 2000 readiness. In addition, the Company has begun contingency planning to handle disruptions in electrical supply, telecommunications, and distribution services. There can be no guarantee that these efforts will prevent a material adverse effect on the Company's financial condition or operations due to the failure of third parties to become Year 2000-ready.

EURO CONVERSION

Effective January 1, 1999, the European Economic and Monetary Union created a single Eurocurrency (the euro) for its member countries. A transition period is in effect from January 1, 1999 through December 31, 2001, during which time transactions will be executed in both the euro and the member country currencies. Effective January 1, 2002, euro bank notes will be introduced and, on July 1, 2002, the euro will be the sole legal tender of the European Economic and Monetary Union countries.

In general, the adoption of a single currency for the participating countries is expected to result in greater transparency of pricing, making Europe a more competitive environment for businesses. In addition, conversion to the euro is expected to affect many financial systems and business applications.

Guidant has established a Euro Steering Committee to evaluate and address issues associated with the euro conversion. At the time Guidant switches to using the euro as a functional currency, information system modifications will be required. It is not anticipated, at this time, that the euro will have a material impact on the competitive environment in which Guidant operates or a significant impact on Guidant's fundamental risk management philosophy. Any costs incurred associated with the adoption of the euro will be expensed as incurred, and are not anticipated to be material to Guidant's results of operations, financial condition, or liquidity.

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

                              REPORT OF MANAGEMENT


The consolidated financial statements and related notes have been prepared by the management of Guidant Corporation and Subsidiaries, which is responsible for their integrity and objectivity. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include amounts based on judgments and estimates by management. Management is also responsible for the accuracy of the related data in the annual report and its consistency with the financial statements.

Management maintains internal accounting control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and properly recorded, and accounting records are adequate for preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. These systems are periodically reviewed and modified in response to changed conditions. An internal audit staff regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

In addition to the system of internal accounting controls, management maintains corporate policy guidelines that help monitor proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The guidelines are reviewed on a periodic basis with members of management worldwide.

The consolidated financial statements have been audited by the Company's independent auditors, Ernst & Young LLP. Their responsibility is to examine these statements in accordance with generally accepted auditing standards and to express their opinion with respect to the fairness of presentation of the statements.

The members of the Audit Committee of the Board of Directors, all of whom are independent, non-employee directors, recommend independent auditors for appointment and receive and review the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors, and the independent auditors to discuss audit activities, internal controls, and financial reporting matters. The internal auditors and the independent auditors have full and free access to the Audit Committee.

James M. Cornelius
Chairman of the Board of Directors


Ronald W. Dollens
President and Chief Executive Officer


Keith E. Brauer
Vice President, Finance and Chief Financial Officer

                           REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Guidant Corporation and Subsidiaries



We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




Indianapolis, Indiana
January 28, 1999, except for Notes 5 and 14 as to which the date is February 11, 1999