Form 10-K, Exhibit 13
period 1999-12-31
GUIDANT CORP
filed 2000-03-20
CIK 929987

                     Guidant Corporation and Subsidiaries

                                 Exhibit 13.1

                         Annual Report to Shareholders
                     for the Year Ended December 31, 1999
                     (portions incorporated by reference)

SELECTED CONSOLIDATED FINANCIAL DATA        Guidant Corporation and Subsidiaries
                                  (In millions, except per-share and other data)

------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                 1999/(1)/     1998/(1)/     1997/(2)/     1996/(3)/         1995
------------------------------------------------------------------------------------------------------------------------
Operations:
Net sales                                                $2,352.3      $1,913.1      $1,337.6      $1,049.8     $  931.3
Cost of products sold                                       578.1         429.2         326.8         316.7        283.4
------------------------------------------------------------------------------------------------------------------------
   Gross profit                                           1,774.2       1,483.9       1,010.8         733.1        647.9
Research and development                                    323.0         287.5         219.1         176.1        143.3
Purchased research and development                           49.0         118.7          57.4             -            -
Sales, marketing, and administrative                        702.4         580.3         458.3         335.4        293.3
Other--special                                               42.1           0.7          22.6             -            -
------------------------------------------------------------------------------------------------------------------------
Operating income/(4)/                                       657.7         496.7         253.4         221.6        211.3
Other expenses, net                                         129.7         391.7          27.0         101.7         50.8
Net income (loss)                                        $  341.2      $  (24.8)     $  122.9      $   36.2     $   91.8
Earnings (loss) per share                                $   1.14      $  (0.08)     $   0.41      $   0.12     $   0.31
Diluted earnings (loss) per share                        $   1.10      $  (0.08)     $   0.40      $   0.12     $   0.31
Weighted-average shares outstanding--diluted               310.89        299.64        304.81        299.82       294.37
Cash dividends declared per share                               -      $  0.025      $  0.025      $  0.025     $ 0.0125
------------------------------------------------------------------------------------------------------------------------

December 31,                                                 1999          1998          1997          1996         1995
------------------------------------------------------------------------------------------------------------------------
Financial Position:
Working capital                                          $  177.6      $  202.0      $  138.7      $  182.1     $  122.8
Current ratio                                               1.2:1         1.3:1         1.3:1         1.6:1        1.4:1
Capital expenditures, net                                   175.1         117.6          79.0          66.3         65.0
Total assets                                              2,250.2       1,619.3       1,294.3       1,108.6      1,072.5
Borrowings                                                  887.7         444.5         293.7         363.9        455.0
Borrowings as a percentage of total capitalization           50.6%         42.8%         31.4%         40.0%        53.4%
Shareholders' equity                                        867.3         593.9         642.0         546.2        397.6
Book value per share                                     $   2.79      $   1.98      $   2.11      $   1.82     $   1.35

Other Data:
Effective income tax rate/(5)/                               35.4%         36.8%         40.6%         44.2%        42.8%
Full-time employee equivalents                              9,157         7,654         6,143         5,147        5,061
Common shareholders of record                               6,151         4,761         3,873         3,185        3,139
EBITDA/(6)/                                              $  811.9      $  621.2      $  377.6      $  301.7     $  257.9
------------------------------------------------------------------------------------------------------------------------

This schedule gives retroactive effect to the Company's acquisition of CardioThoracic Systems, Inc., (CTS) which was completed in the fourth quarter of 1999.

/(1)/ See Financial Highlights for a description of the special charges in 1999 and 1998.

/(2)/ Other-special represents merger-related costs of $11.1 million in connection with the acquisition of EndoVascular Technologies, Inc., (EVT) and a special contribution to the Guidant Foundation, Inc., of $11.5 million. Net other expenses include a one-time gain of $23.2 million on the sale of an equity investment and a corporate legal reserve of $11.5 million. The tax impact of these special charges and the purchased research and development charge of $57.4 million was $20.9 million. Reported net income also includes a cumulative effect of a change in accounting principle of $4.7 million, net of tax.

/(3)/ Cost of products sold includes special obsolescence charges of $28.8 million. Net other expenses include impairment charges on atherectomy-related goodwill and other intangible assets of $66.9 million. The tax impact of these special charges was $11.6 million.

/(4)/ For purposes of analysis and discussion herein, Guidant employs a concept of operating income, which is defined as pre-tax income before other expenses.

/(5)/ Excludes all special charges.

/(6)/ Represents earnings before interest, income taxes, depreciation, and amortization and excludes all special charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF     Guidant Corporation and Subsidiaries
RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------
Guidant Corporation (Guidant or the Company) is a global company that designs, develops, manufactures, and markets a broad range of innovative, high-quality therapeutic medical devices for the treatment of cardiovascular and vascular diseases. Guidant is a leader in the medical device industry and offers: i) coronary stents, coronary balloon dilatation catheters, and related accessories;
ii) automatic implantable cardioverter defibrillator (AICD) systems, which are used to detect and treat abnormally fast heart rhythms (tachycardia); iii) a full line of implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) products for use in minimally invasive vascular surgeries, including the treatment of abdominal aortic aneurysms (AAA); and v) products for use in minimally invasive cardiac surgeries, including products to perform cardiac artery bypass grafting (CABG) on a beating heart. Guidant is a global company with principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets.

Cardiovascular disease continues to be the leading cause of death in the United States. Guidant's business strategy is to design therapeutic products which improve the quality of patient care and reduce treatment costs. In implementing this strategy, the Company focuses on the following three areas, which it believes are critical to its future success: (i) global product innovation, (ii) economic partnerships with customers worldwide, and (iii) organizational excellence.

Mergers and Acquisitions
On February 1, 1999, the Company completed its acquisition of the electrophysiology business of Sulzer Medica, Ltd., which includes Intermedics, Inc. (Intermedics), a leader in the manufacture and distribution of bradycardia pacemakers. The acquisition of Intermedics was accounted for using the purchase method of accounting. The consolidated financial statements include Intermedics' operating results from the date of acquisition.

On November 15, 1999, the Company completed its merger with CardioThoracic Systems, Inc., (CTS) in a tax-free stock-for-stock transaction. CTS has developed a broad range of products to advance the field of less invasive cardiac surgery and has pioneered the CABG procedure performed on a beating heart. This business combination was accounted for under the pooling of interests method. The consolidated financial statements give retroactive effect to this business combination.

Operating Results--1999
The Company had worldwide net sales of $2,352.3 million for the year ended December 31, 1999, reflecting an increase of $439.2 million or 23% over 1998. Growth in unit volume of 29% was partially offset by net sales price declines of 6%, including changes in worldwide product mix. The impact of foreign currency exchange rate fluctuations was not significant for the year ended December 31, 1999, as compared to 1998. Sales growth was driven by coronary stents and pacemakers, offset somewhat by a decline in AICDs and the sale of the general surgery product line. The sale of the general surgery product line reduced Guidant's sales growth by two and a half percentage points for the year ended December 31, 1999. Angioplasty and CTS products also contributed to sales growth in 1999. In addition, Guidant received FDA approval to market the ANCURE System for the minimally invasive treatment of AAA and released the CONTAK CD and CONTAK TR for the treatment of heart failure in Europe. Although these products did not have a significant impact on 1999 revenues, they are important additions to the Guidant family of products.

Stent revenues grew due to the continued enthusiastic customer acceptance of the ACS MULTI-LINK DUET Coronary Stent System in the U.S., the ACS MULTI-LINK in Japan, and, to a lesser extent, the ACS MULTI-LINK TRISTAR. The ACS MULTI-LINK TRISTAR was selectively released in various European countries during the third quarter of 1999 and was fully launched in Europe during September 1999. The ACS MULTI-LINK RX TRISTAR and the ACS MULTI-LINK OTW TRISTAR Coronary Stent Systems were approved for release in the U.S. on December 22, 1999. The ACS MULTI-LINK TRISTAR is Guidant's next-generation stent, featuring delivery system improvements designed to increase accuracy of stent placement and reduce the potential for vessel injury, which is believed to contribute to acute complications.

Coronary stent sales experienced growth in all major markets. Worldwide sales of these products during 1999 were $881.4 million compared to $681.0 million during 1998. Sales of coronary stents in the United States during 1999 were $646.8 million compared to $531.7 million during 1998. International sales of these products during 1999 were $234.6 million compared to $149.3 million during 1998.

Angioplasty sales increased 4.0% during the year to $325.1 million, driven in large part to growth internationally. These sales include coronary balloon dilatation catheters and products, including guiding catheters and guide wires, used to support angioplasty interventions.

The following tables are summaries of the Company's net sales and major costs and expenses, excluding the impact of special items, as described below. For purposes of analysis and discussion herein, the Company employs a concept of operating income, which is defined as pre-tax income before special items, and excludes the items under the category, "other income (expenses)", and accounting changes, as set forth on the consolidated statements of income.

                                                               (Dollars in millions)
------------------------------------------------------------------------------------
Year Ended December 31,                    1999                1998             1997
------------------------------------------------------------------------------------
Net sales                              $2,352.3            $1,913.1         $1,337.6
Cost of products sold                     551.9               429.2            326.8
------------------------------------------------------------------------------------
  Gross profit                          1,800.4             1,483.9          1,010.8
Research and development                  321.3               287.5            219.1
Sales, marketing, and administrative      699.2               580.3            458.3
------------------------------------------------------------------------------------
                                        1,020.5               867.8            677.4
------------------------------------------------------------------------------------
Operating income                       $  779.9/(1)/       $  616.1/(2)/    $  333.4/(3)/
------------------------------------------------------------------------------------

As a Percent of Net Sales                  1999                1998             1997
------------------------------------------------------------------------------------
Net sales                                 100.0%              100.0%           100.0%
Cost of products sold                      23.5                22.4             24.4
------------------------------------------------------------------------------------
  Gross profit                             76.5                77.6             75.6
Research and development                   13.6                15.0             16.4
Sales, marketing, and administrative       29.7                30.4             34.3
------------------------------------------------------------------------------------
                                           43.3                45.4             50.7
------------------------------------------------------------------------------------
Operating income                           33.2%/(1)/          32.2%/(2)/       24.9%/(3)/
------------------------------------------------------------------------------------

/(1)/ Excludes a contribution to the Guidant Foundation of $20.2 million, a purchased research and development charge of $49.0 million, the impact of stay-pay and the purchase accounting write-up of acquired Intermedics inventory for a total of $31.1 million, and merger-related costs of $21.9 million incurred in connection with the acquisition of CTS. Therefore, the cost of products sold, gross profit, research and development, and sales, marketing, and administrative lines displayed above do not agree to the reported consolidated statement of income.

/(2)/ Excludes a purchased research and development charge of $118.7 million and a restructuring charge of $0.7 million in connection with the closure of a German subsidiary of CTS.

/(3)/ Excludes a purchased research and development charge of $57.4 million, a contribution to the Guidant Foundation of $11.5 million, and merger-related costs of $11.1 million in connection with the acquisition of EVT.

The Company experienced pricing pressure on coronary balloon dilatation catheters and coronary stents during 1999 compared to 1998. The average sales price decline on a Guidant stent from 1998 to 1999 was 7% in the United States. The Company believes that pricing pressure on such products could continue.

Pacemaker product sales were $492.4 million in 1999, compared to $259.4 million in 1998. United States and international sales of these products increased
79.2% and 110.3%, respectively, in 1999 compared to 1998. This sales growth was driven by the acquisition of Intermedics, the continuing popularity of the DISCOVERY and MERIDIAN pacing devices launched in the U.S. and Europe in the first half of 1998, and the PULSAR and PULSAR MAX Dual-Sensor Pacemaker Systems launched in the U.S. in June 1999. The PULSAR MAX system provides a sophisticated blended sensor adaptive-rate therapy designed to match the pacing rate provided by the pacemaker to individual patient needs. On January 12, 2000, Guidant released the next generation in pacemaker devices, the PULSAR MAX II and the DISCOVERY II, in Europe. The PULSAR MAX II and DISCOVERY II devices provide a combination of features to manage abnormal heart rates in the heart's upper chambers. Pacemaker sales growth in 2000 will be less than the sales growth in 1999 because eleven months of Intermedics sales are included in 1999.

AICD systems sales declined 2.5% for 1999 as compared to 1998 due to the introduction of competitive dual chamber devices in the U.S. market. AICD systems sales were $549.5 million for the year ended December 31, 1999. Guidant announced the first six implants of the VENTAK PRIZM Defibrillator System on December 2, 1999. The VENTAK PRIZM is Guidant's next-generation defibrillator and is a full-featured 39 cc defibrillator with a unique patient-friendly pacemaker shape. Guidant received FDA approval to market this device in the U.S. in January 2000. Management believes that studies like the Multicenter Unsustained Tachycardia Trial

(MUSTT) will accelerate the worldwide defibrillator market growth. The results of the MUSTT trial were presented in May 1999. This trial showed a 74% reduction in sudden cardiac death for certain patients with coronary heart disease who received an implantable cardioverter defibrillator compared to patients treated with conventional antiarrhythmic drugs.

CTS' 1999 revenues totaled $28.3 million compared to $16.1 million in 1998. CTS' products include the CTS OPCAB and CTS MIDCAB access platform and stabilizer systems for the CABG procedure on a beating heart. CTS also recently introduced the VOYAGER Aortic IntraClusion Device for less invasive valve and arrested-heart CABG procedures.

Guidant received FDA approval to market the ANCURE System for the minimally invasive treatment of AAA in the U.S. in late September 1999. AAA is an enlargement of the aorta resulting from a weakening of the vessel wall. The ANCURE, which offers an alternative to open surgery for repair of certain AAA, has precisely positioned hooks and a one-piece polyester body that allows the implant to adapt to changes that occur over time within the aorta, while maintaining the implant's original position. Commercial shipments and implants began in early October 1999. Guidant has trained and equipped 200 cardiac centers and 400 physicians for this procedure to date. Additional training will continue.

Guidant released its family of products designed specifically for the treatment of patients with heart failure, the CONTAK CD and CONTAK TR, in Europe in November 1999. Heart failure is a medical condition in which the heart is unable to pump enough blood to meet the metabolic needs of the body. It affects well over 5 million people in the United States and an estimated 6.5 million in Europe. Research in this area has shown that device systems like the CONTAK offer the potential to relieve symptoms and positively impact the lives of heart failure patients who at this time have few therapeutic alternatives. The Company anticipates applying for FDA approval of this product in 2001.

The Company experienced sales growth both in the United States and international markets during 1999. For the year ended December 31, 1999, U.S. net sales increased 17.6% to $1,651.2 million and international net sales increased 37.7% to $701.1 million, as compared to 1998. U.S. net sales growth was primarily due to the incremental sales from the Intermedics acquisition, ACS MULTI-LINK DUET Coronary Stent System, and sales of pacemaker systems such as DISCOVERY, MERIDIAN, and the PULSAR MAX. International net sales growth was primarily driven by incremental sales resulting from the Intermedics acquisition; the ACS MULTI-LINK TRISTAR introduced in Europe during the second half of 1999; the ACS MULTI-LINK RX DUET in Europe; the ACS RX MULTI-LINK in Japan; and the ACS RX GEMINI coronary dilatation catheter primarily in European markets.

For the year ended December 31, 1999, cost of products sold includes the impact of purchase accounting adjustments related to the write-up of acquired Intermedics inventory and the impact of stay-pay for Intermedics manufacturing personnel during the shut-down of the acquired facilities. The impact of these two items was $26.2 million during 1999. Cost of products sold, as adjusted to exclude these two items, represented 23.5% of net sales for the year ended December 31, 1999, compared to 22.4% in 1998. The impact of the sale of Intermedics products, which have lower gross margins, start up costs for new products, and costs associated with Guidant's new Ireland manufacturing facility impacted cost of products sold in 1999. Adjusted cost of products sold in 1999 also includes the reversal of $6.5 million of warranty expense previously recognized during 1999, and the reversal of $7.7 million of warranty expense recognized in a prior year. The reversal of warranty expense was recognized in the fourth quarter of 1999 and was prompted by a review of the warranty estimation methodology used by Intermedics. Management believes that the use of this enhanced methodology, which places more emphasis on recent experience, may result in lower warranty expense in the future. As a result of this change in accounting estimate, cost of products sold as a percentage of sales decreased by 0.6%. This benefit was partially offset by $7.2 million in costs recorded in the fourth quarter of 1999 related to new product start-up, as well as facility ramp-down expenses associated with the Intermedics and general surgery manufacturing facilities.

The Company continued its commitment to achieving long-term growth by investing significant resources in research and development. Excluding the Intermedics stay-pay in 1999, research and development spending as a percent of net sales was 13.6% and 15.0% for the years ended December 31, 1999 and 1998, respectively. Adjusted research and development expenses of $321.3 million increased $33.8 million or 11.8% during 1999 compared to 1998. These spending increases resulted primarily from: (i) new product development costs related to future generations of AICDs, pacemakers, coronary stents, and dilatation catheters; (ii) development of radiotherapy devices for coronary and peripheral restenosis; (iii) development of stent technology for other parts of the vascular anatomy such as peripheral and carotid arteries; (iv) development of treatments for atrial arrhythmias; (v) clinical evaluation of implantable device systems for treatment of heart failure; and (vi) research related to local drug delivery efforts. The Company intends to maintain its commitment to bring new technologies to the market and provide cost-effective therapies to treat cardiovascular and vascular diseases.

On February 1, 1999, the Company completed the acquisition of Intermedics, a leading designer, manufacturer, and marketer of cardiac rhythm management products. Intermedics products include bradycardia pacemakers, leads, and programmers. The cash paid for the Intermedics acquisition of $772 million has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition and a settlement of litigation. Intangible assets acquired will be amortized over their estimated useful lives, ranging from ten to twenty years. Guidant announced in the first quarter of 1999 the intent to close substantially all of the Intermedics facilities. That plan is progressing on schedule and substantially all of the costs to complete that process will be expended by the end of the first quarter of 2000.

In connection with the acquisition of Intermedics, the Company recorded a $49 million pre-tax charge related to the appraised value of in-process research and development in the first quarter of 1999. The in-process technology acquired in the Intermedics acquisition consisted of bradycardia pacing and related lead research and development projects which will be integrated into existing Guidant products. These technologies relate to increased longevity, expanded diagnostics, lower profile, and improved radiopacity. Management anticipates that products from these technologies could be on the market in late 2000 and could cost up to $40 million to complete. At the acquisition date, the technological feasibility of these products had not been established, and they had no alternative uses. A 20% discount rate was used in calculating the net present value of cash flows.

Adjusted sales, marketing, and administrative expenses, which exclude the impact of stay-pay for certain Intermedics employees, increased $118.9 million or 20.5% for the year ended December 31, 1999, compared to 1998. These expenses increased at a rate less than sales growth. This increase in spending was due to: (i) incremental expenses associated with the inclusion of Intermedics results; (ii) costs related to the implementation of direct operations in certain international markets; (iii) increased investment in the United States sales organization; and (iv) increased legal costs associated with various litigation.

During the fourth quarter of 1999, the Company recorded $21.9 million of special charges related to its merger with CTS. These charges include $8.1 million in transaction costs and $13.8 million of business integration costs associated with, among other things, the unwinding of various contractual commitments and termination of certain employees. The majority of these items will be paid out by the end of the second quarter of 2000.

During the third quarter of 1999, Guidant recognized a $20.2 million expense related to a contribution of an equity investment to the Guidant Foundation. During 1999 Guidant recognized non-cash gains of $16.6 million on this investment.

Operating income, as previously defined, was $779.9 million in 1999 and $616.1 million in 1998. Growth of 26.6% in operating income was driven by net sales growth of 23.0% and controlled growth in adjusted operating expenses.

Net other expenses for 1999 were $143.3 million, excluding the non-cash gains on an equity investment and the loss on the sale of the general surgery product line. Net other expenses, excluding special items, were $82.5 million for the year ended December 31, 1998. The increase of $60.8 million in other expenses, excluding special items, is due to increased interest and amortization expense related to the Intermedics acquisition.

Without considering the effect of the special charges in 1999 and 1998, the effective income tax rates for the years ended December 31, 1999 and 1998, were 35.4% and 36.8%. This improvement in the as adjusted tax rate reflects the benefit of increased investments in research and development and overseas manufacturing facilities offset in part by an increase in the non-deductible goodwill amortization expense related to the acquisition of Intermedics. Management believes these investments should result in a lower effective tax rate in 2000. Reported income taxes in the third quarter of 1999 include adjustments related to a change in the Internal Revenue Code, which will enable the Company to accelerate the utilization of acquired net operating loss carryforwards. Guidant's reported effective tax rate was 34.8% in 1999.

Earnings before interest, taxes, depreciation, and amortization (EBITDA), exclusive of special items in both years, was $811.9 million in 1999 and $621.2 million in 1998. The 30.7% improvement in EBITDA is primarily driven by operating income growth.

Net income and earnings per share, assuming dilution, would have been $411.0 million and $1.32, respectively, without the special charges in 1999. Reported net income in 1999 also includes the net impact of $3.3 million for the cumulative effect of a change in accounting principle, net of income taxes, recorded in the first quarter of 1999. Net income and earnings per share for the year ended December 31, 1998, excluding the impact of the special charges, would have been $337.5 million and $1.10 per share, assuming dilution. Reported net income (loss) for the years ended December 31, 1999 and 1998, was $341.2 million and ($24.8) million, respectively.

Prior Year Acquisition Update on In-Process Research and Development Charges

Guidant consummated the acquisition of InControl, Inc., (InControl) a company developing the use of devices to treat atrial fibrillation, in September 1998. As a result of this acquisition, Guidant recorded an in-process research and development pre-tax charge of $90 million in 1998. A project is in the design phase as of December 31, 1999, to use InControl technology, in combination with existing Guidant technology, to develop more advanced implantable devices for the treatment of atrial fibrillation. The Company expects to begin clinical testing in 2000 on the resulting new product. It is estimated that this project will cost approximately $30 million from 1998 through completion to achieve commercial viability. Guidant expects to file for FDA approval for this product in late 2000 or early 2001.

Guidant acquired NeoCardia, LLC., (NeoCardia) a company developing intravascular radiotherapy devices for the treatment of restenosis, in 1997. Related pre-tax, in-process research and development charges recognized in 1998 and 1997 totaled $86.1 million. Management believes that a total of $55 million will be spent from 1997 through 2000 to bring this technology to market. Clinical trials are underway in the United States and a filing with the FDA is expected in late 2000.

Operating Results--1998
The Company had worldwide net sales of $1,913.1 million for the year ended December 31, 1998, reflecting an increase of $575.5 million or 43% over 1997. Significant growth in unit volume of 46% was partially offset by net sales price declines and unfavorable fluctuations in foreign currency exchange rates of 2% and 1%, respectively. The effect of changes in product mix are included in the net sales price decline. Sales growth was driven by stents, AICD systems, and pacemakers.

Stent sales growth was primarily due to the enthusiastic customer acceptance of the ACS RX MULTI-LINK Coronary Stent System released in the United States in October 1997 and the ACS MULTI-LINK DUET Coronary Stent System, released to the U.S. market in November 1998. Worldwide coronary stent sales during 1998 were $681.0 million, compared to $262.5 million in 1997. Coronary stent sales experienced growth in all major markets. Sales of coronary stent systems in the United States were $531.7 million in 1998 and $187.2 million in 1997.

International sales of coronary stents also contributed to the Company's 1998 sales growth, due primarily to the launch of the ACS MULTI-LINK RX DUET Coronary Stent System in Europe in March 1998 and the February 1998 receipt of approval from Japan's Ministry of Health and Welfare for reimbursement of the ACS RX MULTI-LINK Coronary Stent System. Sales of coronary stents in international markets almost doubled to $149.3 million in 1998, compared to $75.3 million in 1997.

Total angioplasty sales of $312.6 million in 1998, which include coronary balloon dilatation catheters, were essentially level in comparison to 1997. Angioplasty sales in Europe, which increased 17.8%, due in part to the success of the ACS RX GEMINI dilatation catheter, were offset by reduced angioplasty sales in Japan.

AICD systems sales of $563.7 million grew 23.4% over 1997. AICD systems sales growth was led by the VENTAK AV II DR, market released in the United States in March 1998; strong sales of the VENTAK MINI III, released to the U.S. market in February 1998; the VENTAK AV III DR, released in the United States in September 1998; and, to a lesser extent given its December U.S. release, the VENTAK MINI IV.

The Company's pacemaker sales were $259.4 million and experienced substantial sales growth during 1998, particularly in the United States and Europe where sales of these products increased 30.2% and 13.5%, respectively, over 1997 levels. This sales growth was driven by the U.S. market release and enthusiastic customer acceptance of the DISCOVERY and MERIDIAN devices in May 1998 and the European market release of these devices in March 1998. Worldwide pacemaker sales growth during 1998 was 21.8%.

The Company experienced sales growth both in the United States and international markets in 1998. Net sales in the United States increased 54.2% to $1,403.8 million, while international net sales increased 19.3% to $509.3 million for 1998 as compared to 1997. U.S. net sales growth was primarily due to sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK AV II DR, VENTAK MINI III, DISCOVERY, MERIDIAN, and, to a lesser extent given their late 1998 U.S. market releases, ACS MULTI-LINK DUET Coronary Stent System and VENTAK AV III DR. International net sales growth was primarily driven by the ACS MULTI-LINK RX DUET in Europe, ACS RX MULTI-LINK in Japan, VENTAK MINI III, VENTAK AV II DR, and ACS RX GEMINI. An unfavorable foreign currency exchange rate impact, due to the strength of the U.S. dollar, reduced net sales during the year by $14.0 million compared to 1997. This negative exchange rate impact on gross profit was partially offset by gains from foreign exchange derivative contracts, which were recorded in cost of products sold.

Cost of products sold was $429.2 million for the year ended December 31, 1998, and represented 22.4% of net sales versus 24.4% for 1997. This reduction in cost of products sold as a percentage of net sales was due primarily to increased manufacturing volume and favorable mix impact in product sales, along with continued progress in manufacturing efficiencies.

The Company continued its commitment to achieving long-term growth by investing significant resources in research and development. Research and development spending as a percentage of net sales was 15.0% and 16.4% in 1998 and 1997, respectively. Research and development expenses of $287.5 million increased $68.4 million or 31.2% during 1998 compared to 1997. Increased research and development spending during the year resulted primarily from: (i) new product development costs related to future generations of AICDs, pacemakers, and coronary stents; (ii) development of radiotherapy devices for coronary restenosis; (iii) development of stent technology for other parts of the vascular anatomy, such as carotid arteries; (iv) increased performance-based compensation; (v) increased personnel costs related to the Company's acquisition of InControl and work related to the treatment of atrial arrhythmias; (vi) clinical evaluation of implantable device systems for treatment of heart failure; and (vii) continued development of endovascular grafting systems for the minimally invasive repair of AAA.

As a result of the completed acquisition of InControl, the Company recorded a $90 million pre-tax charge related to the appraised value of in-process research and development in September 1998. The appraisal was completed using guidelines established by the Securities and Exchange Commission. In addition, as a result of contingent consideration paid for NeoCardia in April 1998, the Company recorded a pre-tax charge of $28.7 million which was treated as purchased research and development expense consistent with the treatment of the original acquisition cost of NeoCardia in the second quarter of 1997.

Sales, marketing, and administrative expenses in 1998 grew $122.0 million or 26.6%, a rate less than the growth of sales, compared to 1997. This increase was due to: (i) costs related to the implementation of direct operations in certain international markets, such as Japan; (ii) increased investment in the U.S. sales organization; (iii) increased legal costs associated with various litigation; (iv) variable selling expenses, such as commissions and bonuses, associated with the extraordinary growth in sales during the year; (v) additional spending associated with the ramp up of business activities related to products for the treatment of AAA; (vi) increased allowances for uncollectible accounts; and (vii) promotional expenses related to the release of new products. Controlled growth in spending resulted in sales, marketing, and administrative expenses declining as a percent of sales to 30.4% for 1998 versus 34.3% for 1997.

Operating income in 1998 was $616.1 million compared to $333.4 million in 1997. This growth in operating income of 84.8% resulted from sales growth in 1998 combined with manufacturing cost efficiencies, and controlled growth in operating expenses.

The Company recorded a provision for a judgment rendered against Origin MedSystems, Inc., its wholly owned subsidiary, on February 9, 1999, related to infringement of a patent owned by General Surgical Innovations, Inc. While the Company has appealed the jury's decision, an additional $9.2 million was accrued in the fourth quarter of 1998 to provide for this potential loss.

As a result of this decision, and due to management's strategic redirection of this business away from general surgery to cardiovascular applications announced in 1996, Guidant also assessed the recoverability of its general surgery assets using impairment guidelines specified by SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Guidant's analysis determined that a non-cash impairment write-down of $40 million was necessary.

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

On April 4, 1998, the Company entered into an agreement with C.R. Bard, Inc.,
(Bard) that settled two patent infringement lawsuits and granted the Company paid-up licenses to certain patents. As a result, the Company recorded a non-recurring, pre-tax charge of $60 million against 1998 first quarter earnings in other expenses. An additional $40 million was capitalized and will be amortized over the remaining estimated useful lives of the patents.

The Company had net other expenses of $391.7 million, including the aforementioned $269.2 million intellectual property litigation and the $40 million impairment charges, compared to $27.0 million in the prior year. Net other expenses for 1998, without the aforementioned charges, were $82.5 million. Excluding special items, net other expenses would have been $38.7 million in 1997. The increase in adjusted other expenses in 1998 was due primarily to decreased royalty income on certain vascular intervention technology patents and increased royalty expenses driven by sales growth of coronary stent systems, rapid exchange coronary dilatation catheters, and AICDs.

As a result of significant non-deductible special charges in 1998, the Company's effective tax rate was 123.6% compared to 43.6% in 1997. Without considering the effect of special charges in both years, the effective income tax rate in 1998 and 1997 was 36.8% and 40.6%, respectively.

EBITDA, exclusive of special charges, was $621.2 million in 1998 compared to $377.6 million in 1997. This 65% improvement in 1998 EBITDA was primarily due to a substantial growth in net sales combined with lower manufacturing costs as a percentage of net sales and controlled growth in operating expenses.

Guidant had a net loss for 1998 of ($24.8) million and a loss per share of ($0.08). Excluding the aforementioned special charges in 1998 and 1997, net income would have been $337.5 million and $175.0 million, respectively. Growth in operating income was the driver behind this 93% growth in adjusted net income. Earnings per share, assuming dilution, exclusive of the above charges, were $1.10 for 1998, and $0.57 in 1997.

Liquidity and Financial Condition
The Company continued to strengthen its financial condition in 1999 and generated cash flows which were more than sufficient to fund operations. Cash and cash equivalents increased to $27.8 million at December 31, 1999, from $17.3 million at December 31, 1998. Cash provided by operating activities increased $106.4 million from 1998 due to growth in net income. Working capital of $177.6 million at December 31, 1999, decreased by $24.4 million from the prior year-end level. The current ratio at December 31, 1999 and 1998, was 1.2:1 and 1.3:1, respectively. The Company believes its cash from operations is sufficient to fund essentially all future working capital needs and discretionary operating spending requirements.

Net cash used for investing activities totaled $713.0 million for 1999, compared to $343.1 million for 1998. The acquisition of Intermedics, net of cash acquired and the net cash impact of the disposal of the general surgery product line, was a $538.9 million use of cash in 1999. The payment of the Intermedics settlement of $200 million is included in operating activities, as it related to the settlement of litigation. Cash used for investing activities in 1998 included $40 million of intangibles acquired from Bard and the acquisition of InControl for $137.5 million. Net additions of property and equipment of $175.1 million for 1999, compared to $117.6 million for 1998, were also a significant use of cash for investing activities. This increase in property and equipment additions is due in part to the Company's investment in a manufacturing facility in Ireland and expansion of U.S. manufacturing and administrative facilities.

Net cash provided by financing activities totaled $366.2 million for 1999. Cash provided by operating activities was used to pay down debt through much of 1999; however, this reduction in borrowings was more than offset by borrowings needed to finance the acquisition of Intermedics. In 1998, financing activities increased cash by $85.3 million.

At December 31, 1999, the Company had outstanding borrowings of $887.7 million through the issuance of commercial paper, bank borrowings, and long-term notes due in 2006. Bank borrowings represent short-term, uncommitted credit facilities with various commercial banks. The commercial paper borrowings are supported by two long-term credit facilities aggregating $850 million. There are currently no outstanding borrowings under these facilities. The long-term notes have a 6.15% interest rate and the commercial paper and bank borrowings are at a weighted-average interest rate of 6.51% at December 31, 1999.

The purchase of Sulzer Medica's electrophysiology business for $772 million on February 1, 1999, resulted in a considerable increase in the Company's borrowings. The acquisition was initially financed with commercial paper. $350 million of seven year, 6.15% notes were subsequently issued on February 11, 1999, to replace a portion of the commercial paper.

The Company expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated operating cash needs, including planned capital expenditures. Capital expenditures in 2000 are expected to be approximately at the same level as 1999. The expected capital spending in 2000 is related to expansion of U.S. administrative and manufacturing facilities. The Company believes that cash provided by operating activities, coupled with amounts available through existing commercial paper programs, should be adequate to fund maturities of short-term borrowings. The outstanding commercial paper is supported by the committed credit facilities referred to above.

The Company has a systematic stock repurchase program that it uses to offset dilution resulting from issuance of stock under employee stock option and award plans. During 1999, approximately 2.7 million shares were repurchased at an average price of $56.50. During 1998, approximately 2.1 million shares were repurchased at an average price of $37.24.

The Company has recognized net deferred tax assets aggregating $190.3 million at December 31, 1999, and $157.1 million at December 31, 1998. The assets relate principally to the establishment of inventory and product related loss reserves, acquired net operating loss carryforwards, and purchased research and development. In view of the consistent profitability of its past operations, the Company believes that all these assets will be substantially recovered and that no significant additional valuation allowances are necessary.

Market Risk Disclosures
Due to the global nature of its operations, the Company conducts its business in various foreign currencies (primarily the currencies of Western Europe and Japan) and, as a result, is subject to the exposures that arise from foreign exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and export intercompany purchases of inventory, as well as from the translation of results of operations from outside the United States. These exposures subject the Company's results of operations primarily to the adverse impact of a strengthening United States dollar. The Company is also exposed to interest rate changes.

The Company's risk-management objectives are to reduce earnings volatility and protect the Company's cash flows from the impact of fluctuating foreign currencies and interest rates. In the normal course of business, the Company follows established policies and procedures in its management of these exposures. Simple derivative instruments, such as foreign currency forward contracts and purchased options, are used as hedges to meet these objectives. The primary feature of Guidant's risk-management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business, thereby allowing management to focus on core business issues and challenges. All hedging activities are entered into for purposes "other than trading" as defined by SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. The contracts are initiated within the guidelines of documented corporate risk-management policies. The Company does not enter into foreign currency or interest rate transactions for speculative purposes. The Company's risk-management activities were successful in reducing the net impact of currency fluctuations to an immaterial level despite volatile market conditions.

The fair value of all foreign currency derivative contracts outstanding at December 31, 1999, was $1.5 million. An analysis has been prepared to estimate the sensitivity of the fair value of all derivative foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at December 31, 1999. Premiums paid for purchased options are included in the fair value. The results of the estimation, which may vary from actual results, are as follows:

-------------------------------------------------------------------------------
                                                           Fair Value
                                                         of Derivatives
-------------------------------------------------------------------------------
                                                      1999            1998
-------------------------------------------------------------------------------
10% adverse rate movement                           $(13.8)         $(22.9)
At year-end rates                                      1.5            (0.4)
10% favorable rate movement                           27.7            30.5
-------------------------------------------------------------------------------

Any gains and losses of fair value on derivative contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table. An analysis of the impact on the Company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on expected 2000 earnings.

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

Euro Conversion
Effective January 1, 1999, the European Economic and Monetary Union created a single Eurocurrency (the euro) for its member countries. A transition period is in effect that began January 1, 1999, and goes through December 31, 2001, during which time transactions will be executed in both the euro and the member country currencies. Effective January 1, 2002, euro bank notes will be introduced and, on July 1, 2002, the euro will be the sole legal tender of the European Economic and Monetary Union countries.

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

Year 2000
Guidant successfully completed its Year 2000 readiness project that has been underway since early 1997. The January 1, 2000, rollover went smoothly, as expected. The Company received no reports of Year 2000 problems related to Guidant's implantable products. Guidant, Intermedics, and InControl labeled pacemaker and defibrillator pulse generators and lead systems (all models) are not affected by any date change. Minor manual adjustments were required and successfully applied to some older models of the stand-alone implantable device control units (programmers). These adjustments related to minor date limitations that presented no adverse health impact to patients.

The Company's facilities and operational systems were successfully made Year 2000 ready and are functioning effectively. As of December 1999, Guidant has incurred approximately $12.5 million to ensure Year 2000 readiness. Approximately $4 million of that total was for capital expenditures and will be depreciated over the assets' estimated useful lives. Guidant expects that no further material expenditures will be required in 2000 to address Year 2000 concerns.

Cautionary Factors
Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties which may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors which may affect the Company's operations are discussed in the previous section of this document labeled "Regulatory and Other" and Exhibit 99.1 and Item 1 of the Company's most recent report on Form 10-K filed with the Securities and Exchange Commission. However, since it is not possible to foresee or identify all such factors, investors should not consider any list of such factors to be an exhaustive statement of all risks or uncertainties.

CONSOLIDATED STATEMENTS OF INCOME           Guidant Corporation and Subsidiaries

                                            (In millions, except per-share data)
--------------------------------------------------------------------------------

Year Ended December 31,                                                            1999           1998           1997
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $2,352.3       $1,913.1       $1,337.6
Cost of products sold                                                             578.1          429.2          326.8
---------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                  1,774.2        1,483.9        1,010.8
Research and development                                                          323.0          287.5          219.1
Purchased research and development                                                 49.0          118.7           57.4
Sales, marketing, and administrative                                              702.4          580.3          458.3
Merger-related costs                                                               21.9            0.7           11.1
Foundation contribution                                                            20.2              -           11.5
---------------------------------------------------------------------------------------------------------------------
                                                                                1,116.5          987.2          757.4
---------------------------------------------------------------------------------------------------------------------
Other Income (expenses):
  Interest, net                                                                   (55.6)         (12.8)         (15.8)
  Royalties, net                                                                  (40.1)         (44.6)           2.3
  Amortization                                                                    (41.5)         (19.1)         (15.5)
  Other, net                                                                        7.5           (6.0)          13.5
  Litigation charges                                                                  -         (269.2)         (11.5)
  Impairment charge                                                                   -          (40.0)             -
---------------------------------------------------------------------------------------------------------------------
                                                                                 (129.7)        (391.7)         (27.0)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of change in
  accounting principle                                                            528.0          105.0          226.4
Income taxes                                                                      183.5          129.8           98.8
---------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect of change in
  accounting principle                                                            344.5          (24.8)         127.6
Cumulative effect of change in accounting principle, net                           (3.3)             -           (4.7)
---------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                            $  341.2       $  (24.8)      $  122.9
=====================================================================================================================
Earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle       $   1.15       $  (0.08)      $   0.43
Cumulative effect of change in accounting principle, net                          (0.01)             -          (0.02)
---------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share                                                    $   1.14       $  (0.08)      $   0.41
=====================================================================================================================
Earnings (loss) per share -- assuming dilution:
Income (loss) before cumulative effect of change in accounting principle       $   1.11       $  (0.08)      $   0.42
Cumulative effect of change in accounting principle, net                          (0.01)             -          (0.02)
---------------------------------------------------------------------------------------------------------------------
  Earnings (loss) per share -- assuming dilution                               $   1.10       $  (0.08)      $   0.40
=====================================================================================================================

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS                 Guidant Corporation and Subsidiaries
                                                           (Dollars in millions)

-----------------------------------------------------------------------------------------------------------------------
December 31,                                                                                         1999        1998
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                                                        $   27.8    $   17.3
Short-term investments                                                                                  -        27.5
Accounts receivable, net of allowances of $15.5 (1999) and $19.9 (1998)                             476.2       438.3
Other receivables                                                                                    16.5         9.0
Inventories                                                                                         242.7       194.3
Deferred income taxes                                                                               120.2        83.3
Prepaid expenses                                                                                     32.7        27.9
---------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                             916.1       797.6

Other Assets
Goodwill, net of allowances of $105.6 (1999) and $78.9 (1998)                                       467.7       202.6
Other intangible assets, net of allowances of $31.0 (1999) and $16.6 (1998)                         199.7        44.3
Deferred income taxes                                                                                70.1        73.8
Investments                                                                                          46.8        73.6
Sundry                                                                                               35.3        34.8
---------------------------------------------------------------------------------------------------------------------
                                                                                                    819.6       429.1
Property and equipment, net                                                                         514.5       392.6
---------------------------------------------------------------------------------------------------------------------
                                                                                                 $2,250.2    $1,619.3
=====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable                                                                                 $   68.7    $   67.2
Employee compensation                                                                               108.6       131.2
Other liabilities                                                                                   179.2       142.7
Income taxes payable                                                                                 22.0           -
Current portion of long-term debt                                                                   360.0        54.5
Payable to Sulzer Medica                                                                                -       200.0
---------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                                        738.5       595.6
Noncurrent Liabilities
Long-term debt                                                                                      527.7       390.0
Other                                                                                               116.7        39.8
---------------------------------------------------------------------------------------------------------------------
                                                                                                    644.4       429.8

Commitments and contingencies

Shareholders' Equity
Common stock, no par value;
   Authorized shares:   1,000,000,000 (1999)
                          500,000,000 (1998)
   Issued shares:         307,456,000 (1999)
                          306,982,000 (1998)                                                        192.9       192.5
Additional paid-in capital                                                                          257.2       298.9
Retained earnings                                                                                   532.2       191.0
Deferred cost, ESOP                                                                                 (38.5)      (41.3)
Treasury stock, at cost:
   Shares:   616,968 (1999)
             671,618 (1998)                                                                         (32.8)      (27.0)
Accumulated other comprehensive income                                                              (43.7)      (20.2)
---------------------------------------------------------------------------------------------------------------------
                                                                                                    867.3       593.9
---------------------------------------------------------------------------------------------------------------------
                                                                                                 $2,250.2    $1,619.3
=====================================================================================================================

CONSOLIDATED STATEMENTS OF                  Guidant Corporation and Subsidiaries
SHAREHOLDERS' EQUITY                                       (Dollars in millions)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Accumulated
                                              Common Stock     Additional          Deferred Cost, ESOP              Other
                                          --------------------  Paid-In   Retained ------------------- Treasury Comprehensive
                                          Issued Shares Amount  Capital   Earnings   Shares    Amount   Stock      Income     Total
===================================================================================================================================
December 31, 1996                          306,450,000  $192.5   $303.1    $107.4  (7,668,000) ($51.2)   ($3.3)     ($2.3)   $546.2
Comprehensive income:
  Net income                                                                122.9                                             122.9
  Other comprehensive loss, net of tax:
    Unrealized loss on investments                                                                                   (5.2)
    Currency translation adjustments                                                                                (20.2)
                                                                                                                   ------
  Other comprehensive loss                                                                                                    (25.4)
                                                                                                                             ------
Comprehensive income                                                                                                           97.5
                                                                                                                             ------
Issuance of common stock under stock plans     331,000             (4.8)                                  23.2                 18.4
Cash dividends ($0.025 per share)                                            (7.2)                                             (7.2)
Repurchase of common stock                                                                               (30.7)               (30.7)
ESOP transactions                                                  10.4               798,000     5.4                          15.8
Tax benefits from employee stock options                            2.0                                                         2.0
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                          306,781,000   192.5    310.7     223.1  (6,870,000)  (45.8)   (10.8)     (27.7)    642.0
Comprehensive loss:
  Net loss                                                                  (24.8)                                            (24.8)
  Other comprehensive income, net of tax:
    Unrealized loss on investments                                                                                   (0.4)
    Currency translation adjustments                                                                                  7.9
                                                                                                                   ------
  Other comprehensive income                                                                                                    7.5
                                                                                                                             ------
Comprehensive loss                                                                                                            (17.3)
                                                                                                                             ------
Issuance of common stock under stock plans     201,000            (43.5)                                  61.4                 17.9
Cash dividends ($0.025 per share)                                            (7.3)                                             (7.3)
Repurchase of common stock                                                                               (77.6)               (77.6)
ESOP transactions                                                  20.3               676,000     4.5                          24.8
Tax benefits from employee stock options                           11.4                                                        11.4
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                          306,982,000   192.5    298.9     191.0  (6,194,000)  (41.3)   (27.0)     (20.2)    593.9
Comprehensive income:
  Net income                                                                341.2                                             341.2
  Other comprehensive loss, net of tax:
    Reclassification adjustment for
     gains included in net income
     of $6.0, net of $2.2 tax                                                                                        (3.8)
    Currency translation adjustments                                                                                (19.7)
                                                                                                                   ------
  Other comprehensive loss                                                                                                    (23.5)
                                                                                                                             ------
Comprehensive income                                                                                                          317.7
                                                                                                                             ------
Issuance of common stock under stock plans     474,000     0.4   (103.8)                                 147.1                 43.7
Repurchase of common stock                                                                              (152.9)              (152.9)
ESOP transactions                                                  20.3               433,000     2.8                          23.1
Tax benefits from employee stock options                           41.8                                                        41.8
-----------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                          307,456,000  $192.9   $257.2    $532.2  (5,761,000) ($38.5)  ($32.8)    ($43.7)   $867.3
===================================================================================================================================

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS       Guidant Corporation and Subsidiaries
                                                                   (In millions)

----------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                                  1999         1998        1997
----------------------------------------------------------------------------------------------------------------------
Cash Provided by Operating Activities:
  Net Income (loss)                                                                   $ 341.2      $ (24.8)     $122.9
  Adjustments to Reconcile Net Income (Loss) to Cash
  Provided by Operating Activities:
     Depreciation                                                                        78.2         55.7        51.6
     Amortization of goodwill and other Intangible assets                                41.5         19.1        15.5
     Provision for Inventory and other Losses                                            27.3         38.9        29.6
     Impairment charges                                                                     -         40.0           -
     Purchased research and development expense                                          49.0        118.7        57.4
     Cumulative effect of change in accounting principle, before tax                      5.3            -         7.3
     Change in deferred Income taxes                                                    (22.9)       (73.6)      (13.3)
     Other noncash expenses, net                                                         29.7         33.0         5.9
----------------------------------------------------------------------------------------------------------------------
                                                                                        549.3        207.0       276.9
  Changes in Operating Assets and Liabilities:
     Receivables, increase                                                              (32.2)       (65.9)     (169.4)
     Inventories, increase                                                              (18.1)       (92.5)      (38.6)
     Prepaid expenses, increase                                                         (13.0)        (0.9)       (3.8)
     Accounts payable and accrued liabilities, (decrease) increase                      (27.1)        27.4        77.5
     Income taxes payable, increase (decrease)                                          153.4        (41.2)       35.5
     Other liabilities, (decrease) increase                                             (53.4)        18.6        44.2
     Payable to Sulzer Medica                                                          (200.0)       200.0           -
----------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                               358.9        252.5       222.3

Investing Activities:
  Purchases of available-for-sale securities                                            (10.3)       (59.4)      (81.8)
  Sale/maturity of available-for-sale securities                                         55.0         88.6       113.1
  Purchases of held-to-maturity investments                                                 -         (5.3)       (8.9)
  Additions of property and equipment, net                                             (175.1)      (117.6)      (79.0)
  Additions of other assets, net                                                        (43.7)       (68.7)      (12.9)
  Acquisitions, net of cash acquired                                                   (538.9)      (180.7)      (41.4)
----------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                                 (713.0)      (343.1)     (110.9)

Financing Activities:
  Increase (decrease) In borrowings, net                                                440.4        145.9       (68.4)
  Dividends                                                                                 -         (7.4)       (7.3)
  Purchase of common stock and other capital transactions, net of tax                   (74.2)       (53.2)      (22.1)
----------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used for) Financing Activities                                    366.2         85.3       (97.8)
Effect of Exchange Rate Changes on Cash                                                  (1.6)         0.2        (0.5)
----------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                                     10.5         (5.1)       13.1
Cash and Cash Equivalents at Beginning of Year                                           17.3         22.4         9.3
----------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                              $  27.8      $  17.3       $22.4
----------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  Guidant Corporation and Subsidiaries
                                    (Dollars in millions, except per-share data)
--------------------------------------------------------------------------------
Note 1
Business and Nature of Operations

Guidant Corporation (Guidant or the Company) is a global company that designs, develops, manufactures, and markets a broad range of innovative, high-quality therapeutic medical devices for the treatment of cardiovascular and vascular diseases. Guidant is a leader in the medical device industry and offers: i) coronary stents, coronary balloon dilatation catheters, and related accessories;
ii) automatic implantable cardioverter defibrillator systems, which are used to detect and treat abnormally fast heart rhythms (tachycardia); iii) a full line of implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) products for use in minimally invasive vascular surgeries, including the treatment of abdominal aortic aneurysms; and v) products for use in minimally invasive cardiac surgeries, including products to perform cardiac artery bypass grafting on a beating heart. Guidant is a global company with principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets.

Note 2
Signicant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Guidant and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated. In addition, the consolidated financial statements give retroactive effect to the Company's acquisition of CardioThoracic Systems, Inc., (CTS) on November 15, 1999 (see
Note 4), which was accounted for using the pooling of interests method.

Revenue Recognition: Revenue from the sale of products is primarily recognized at the time product is shipped to customers. The Company maintains consigned inventory at customer locations for certain products. For these products, revenue is recognized once the product is used. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

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

Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into United States dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as other income (expenses). Adjustments arising from the translation of net assets located outside the United States (gains and losses) are shown as a component of accumulated other comprehensive income.

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

Investments: Investments in marketable securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires that certain investments in debt and equity securities be categorized as either available-for-sale, held-to-maturity, or trading. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income. Held-to-maturity securities are stated at amortized cost. All other equity securities are accounted for under the cost method. The Company has no trading securities.

Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

Inventories at December 31 consisted of the following:
--------------------------------------------------------------------------------
                                                          1999              1998
--------------------------------------------------------------------------------
Finished products                                       $135.1            $ 90.2
Work in process                                           39.9              52.0
Raw materials and supplies                                67.7              52.1
--------------------------------------------------------------------------------
                                                        $242.7            $194.3
--------------------------------------------------------------------------------

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods up to 24 years remain.

Long-Lived Assets: SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires that long-lived assets be reviewed for possible impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. SFAS No. 121 requires that certain long-lived assets, which meet prescribed impairment tests, be written down to their fair values. Management periodically reviews the carrying amount of goodwill and other intangible assets to assess their continued recoverability in accordance with SFAS No. 121. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company's policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

Property and Equipment: Property and equipment are stated at historical cost. Additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method at rates which are intended to depreciate the cost of these various assets over their estimated useful lives. At December 31, property and equipment consisted of the following:
--------------------------------------------------------------------------------
                                                          1999              1998
--------------------------------------------------------------------------------
Land                                                    $ 29.7            $ 26.5
Buildings                                                256.9             212.8
Equipment                                                463.6             369.8
Construction in progress                                  96.2              49.1
--------------------------------------------------------------------------------
                                                         846.4             658.2
Less allowances for depreciation                         331.9             265.6
--------------------------------------------------------------------------------
                                                        $514.5            $392.6
--------------------------------------------------------------------------------

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

All references in the consolidated financial statements to common shares and per-share amounts reflect this stock split.

Stock-Based Compensation: The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

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

Note 3
New Accounting Pronouncements

Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities, which requires that all start-up costs, as defined by the SOP, be expensed as incurred. This change in accounting principle resulted in a pretax cumulative effect adjustment of $5.3 million ($3.3 million after tax; $0.01 per share). Prior to January 1, 1999, these costs were capitalized and depreciated over periods of up to five years.

In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued, which establishes accounting and reporting standards for derivative financial instruments and hedging activities. This pronouncement has been delayed by the FASB and is now required to be adopted in fiscal years beginning after June 15, 2000. SFAS No. 133 will require, among other things, the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Derivatives not qualifying as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in other comprehensive income. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management has not yet determined what the effect of SFAS No. 133 will be on the Company or when the statement will be adopted.

Note 4
Mergers, Acquisitions, and Disposal

On February 1, 1999, the Company completed its acquisition of the electrophysiology business of Sulzer Medica, Ltd., which includes Intermedics, Inc. (Intermedics), a leader in the manufacture and distribution of bradycardia pacemakers, for $772 million in cash, net of post closing adjustments. The final cost and allocation are subject to final closing balance sheet adjustments and will adjust the amount of goodwill recorded in connection with this transaction. The acquisition was accounted for using the purchase method. The consolidated financial statements include the Intermedics operating results from the date of acquisition.

The aggregate amount paid includes $200 million required to settle the Company's intellectual property litigation with Intermedics, which was payable regardless of the consummation of the acquisition. This litigation settlement charge was recorded in 1998. The remaining purchase price has been allocated on a preliminary basis to the assets acquired and liabilities assumed, based on their estimated fair values at the date of acquisition.

Intangible assets related to developed technology, the sales network, assembled work force, and the excess of cost over net assets acquired (goodwill) will be amortized over their estimated useful lives, ranging from ten to twenty years. The preliminary aggregate purchase price allocation is as follows:
--------------------------------------------------------------------------------
Litigation settlement                                                       $200
Developed technology                                                          28
Purchased research and development                                            49
Sales network and assembled workforce                                        101
Net tangible assets                                                          101
Excess of cost over net assets acquired                                      293
--------------------------------------------------------------------------------
                                                                            $772
--------------------------------------------------------------------------------

The Company recorded $77 million of liabilities relative to the announced closing of the acquired facilities and termination of various Intermedics contractual commitments. These liabilities recorded are included in net tangible assets and include the following:
--------------------------------------------------------------------------------
                                                Original Accrual      Balance at
                                                     February 1,    December 31,
                                                            1999            1999
--------------------------------------------------------------------------------
Workforce reductions                                         $40             $ 9
Other exit costs                                              37               9
--------------------------------------------------------------------------------
                                                             $77             $18
--------------------------------------------------------------------------------

The majority of these costs will be paid by the end of the first quarter of 2000.

The Company recorded a $49 million charge at the time of the acquisition related to the ascribed value of Intermedics' in-process technology. The valuation of this technology was based upon guidelines provided by the staff of the Securities and Exchange Commission and involved an analysis of those projects which had not reached technological feasibility and had no alternative future use. This charge reflects the unproven status of these technologies.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Intermedics as if the acquisition had occurred at the beginning of each period presented, with pro forma adjustments to give effect to amortization of intangibles, purchased research and development, and an increase in interest expense related to acquisition financing.

The pro forma amounts do not reflect any benefits from synergies and are not necessarily indicative of the results that would have occurred had the acquisition taken place at the beginning of the specified periods, or the expected results of future operations. The 1998 pro forma amounts exclude the impact of the $200 million litigation settlement.
--------------------------------------------------------------------------------
Year Ended December 31,                                     1999            1998
--------------------------------------------------------------------------------
Net sales                                               $2,368.4        $2,199.6
Net income                                                 325.2            75.7
Earnings per share--assuming dilution                   $   1.05        $   0.25
--------------------------------------------------------------------------------

On November 15, 1999, the Company completed its acquisition of CardioThoracic Systems, Inc., (CTS) in a tax-free stock-for-stock transaction. CTS has developed a broad range of products to advance the field of less invasive cardiac surgery and has pioneered the coronary artery bypass grafting (CABG) procedure performed on a beating heart, with the CTS OPCAB and CTS MIDCAB access platform and stabilizer systems. The system enables the CABG procedure to be completed without the use of cardiopulmonary bypass, potentially reducing post-operative hospital stay and surgical complications while preserving the high quality clinical outcomes associated with conventional CABG. CTS has also recently introduced products for less invasive valve surgery and arrested-heart CABG procedures.

The business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.3611 shares of Guidant common stock for each share of CTS common stock. Approximately 5.3 million shares of Guidant common stock were issued in connection with the CTS merger. In addition, CTS' outstanding stock options were converted into options to acquire approximately
0.8 million shares of Guidant common stock. The Company recorded costs of $21.9 million in connection with the acquisition of CTS, which includes approximately $8.1 million in transaction costs and integration costs of approximately $13.8 million. Estimated integration costs include those typical in a merging of operations and relate to, among other things, severance and unwinding various contractual commitments. Approximately $7.4 million of the liabilities remain at December 31, 1999, and are expected to be paid by the end of the second quarter of 2000. The consolidated financial statements give retroactive effect to this business combination.

Separate and combined net sales and net income (loss) of Guidant and CTS for 1999, 1998, and 1997 are as follows:
-------------------------------------------------------------------------------
                                                     Net Sales       Net Income
                                                                          (Loss)
-------------------------------------------------------------------------------
Year Ended December 31, 1999:
Guidant                                               $2,324.0           $345.4
CTS                                                       28.3             (4.2)
-------------------------------------------------------------------------------
  Combined                                            $2,352.3           $341.2
-------------------------------------------------------------------------------
Year Ended December 31, 1998:
Guidant                                               $1,897.0           $ (2.2)
CTS                                                       16.1            (22.6)
-------------------------------------------------------------------------------
  Combined                                            $1,913.1           $(24.8)
-------------------------------------------------------------------------------
Year Ended December 31, 1997:
Guidant                                               $1,328.2           $145.3
CTS                                                        9.4            (22.4)
-------------------------------------------------------------------------------
  Combined                                            $1,337.6           $122.9
-------------------------------------------------------------------------------

Management's strategic redirection away from general surgery to cardiovascular applications was announced in 1996. As a result of this decision, on July 7, 1999, the Company reached a definitive agreement to sell the assets related to its general surgery product line. The financial impact of the disposal is not material to the consolidated financial statements and is included in "other, net" in the income statement. The sale does not include any of the products for cardiac surgery applications, including the VASOVIEW UNIPORT and the VASOVIEW UNIPORT PLUS Systems, which are used for endoscopic saphenous vein harvesting. Under the terms of the agreement, the Company has retained the ability to apply certain of the technologies that are being transferred as part of the transaction to cardiac and vascular surgery products that are either currently in development or will be developed in the future.

On September 15, 1998, Guidant completed its cash tender offer for all of the outstanding common shares of InControl, Inc., (InControl) at a total cost of $137.5 million. InControl was a pioneer in the development of device technology for the treatment of atrial arrhythmias. The acquisition has been accounted for under the purchase method and resulted in a pre-tax charge of $90 million related to the appraised value of in-process research and development. This charge reflects the unproven status of the technology. The Company must complete research and testing related to this innovative technology and eventually obtain approval from the FDA to market any resulting product. Goodwill of approximately $70 million recorded in this acquisition is being amortized using the straight-line method over fifteen years. The results of InControl's operations have been included in the Company's consolidated results of operations from the date of acquisition. The InControl acquisition did not have a material pro forma impact on the Company's operations. This acquisition was financed through the issuance of commercial paper.

In May 1997, Guidant acquired the assets of NeoCardia, LLC., (NeoCardia), a privately held company, for an initial price of $57.4 million. On April 27, 1998, the conditions which required the payment of additional consideration for NeoCardia were met, and the Company paid $28.7 million, which represented additional purchase price. This acquisition was accounted for by the purchase method. In conjunction with this acquisition, the Company recorded pre-tax charges of $28.7 million and $57.4 million in 1998 and 1997, respectively. These amounts represented the appraised value of in-process research and development that must be expensed under generally accepted accounting principles. The results of NeoCardia's operations have been included in the Company's consolidated results of operations from the date of acquisition.

On December 19, 1997, the Company completed its acquisition of EndoVascular Technologies, Inc., (EVT) in a tax-free stock-for-stock transaction. This business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.6309 shares of Guidant common stock for each share of EVT common stock. Approximately 5.4 million shares of Guidant common stock were issued in connection with the EVT merger. In addition, EVT's outstanding stock options were converted into options to acquire 0.8 million shares of Guidant common stock. In 1997, the Company recorded costs of $11.1 million in connection with the acquisition of EVT, which includes transaction and integration costs.

Note 5

Special Charges and Intellectual Property Agreement

On February 8, 1999, a jury found that Origin MedSystems, Inc., a wholly owned subsidiary of Guidant, had infringed a patent of General Surgical Innovations, Inc., (GSI). The jury awarded $12.9 million in damages to GSI. While the Company has appealed the jury's decision, an additional accrual of $9.2 million was recorded in the fourth quarter of 1998 to provide for this potential loss.

As a result of this decision, and due to management's strategic redirection of this business away from general surgery to cardiovascular applications announced in 1996, Guidant also assessed the recoverability of Guidant's general surgery assets using an undiscounted cashflow analysis performed in accordance with SFAS No. 121. Guidant's revised analysis indicated that a reduced level of future cash flows was likely and a noncash impairment write-down of $40 million was recognized in the fourth quarter of 1998.

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

Note 6

Stock Plans

The Company may periodically grant nonqualified stock options and restricted stock grants to outside members of its Board of Directors and consultants and may grant incentive stock options, nonqualified stock options, and restricted stock grants to employees, including executive officers, of the Company.

Stock options are granted at 100% of the fair market value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors vest and become fully exercisable over periods of one to three years from the date of the grant. The majority of other stock options granted by the Company vest and become fully exercisable three to five years from the date of grant or vest in increments over three to five years.

At December 31, 1999, there were approximately 34.4 million additional shares available for grant under the Company's stock plans.

Stock option activity is summarized below:

------------------------------------------------------------------------------------------------------------------------------------
                                           1999                               1998                                1997
                             -------------------------------     -------------------------------     -------------------------------
                                            Weighted-Average                    Weighted-Average                    Weighted-Average
                                Options       Exercise Price        Options       Exercise Price        Options       Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at January 1     28,606,860               $21.27     22,576,728               $16.00     14,971,657               $ 8.50
Granted                       8,490,264                54.50      8,404,023                33.05      8,935,926                28.02
Exercised                    (2,944,768)               10.68     (1,676,645)                7.39       (808,280)                6.32
Cancelled                    (1,024,017)               37.65       (697,246)               25.13       (522,575)               21.92
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31   33,128,339               $30.32     28,606,860               $21.27     22,576,728               $16.00
Exercisable at December 31   13,655,647               $16.16     11,693,034               $10.81      7,976,774               $ 7.16
====================================================================================================================================

--------------------------------------------------------------------------------------------------------
                       Options Outstanding                                     Options Exercisable
---------------------------------------------------------------------    -------------------------------
                                 Weighted-Average
                                        Remaining           Weighted-                          Weighted-
Range of                              Contractual             Average                            Average
Exercise Prices       Outstanding     Life (Years)     Exercise Price     Exercisable     Exercise Price
--------------------------------------------------------------------------------------------------------
$ 3.63 - $10.00         4,387,771             5.6              $ 6.67       4,387,771             $ 6.67
$10.00 - $17.00         5,935,505             6.9              $11.89       5,350,809             $11.22
$17.00 - $30.00         1,820,700             7.6              $22.61         169,126             $23.08
$30.00 - $39.00        12,916,923             8.1              $32.72       3,396,820             $31.84
$39.00 - $69.00         8,067,440             9.1              $54.66         351,121             $55.08
--------------------------------------------------------------------------------------------------------
                       33,128,339                                          13,655,647
========================================================================================================

The per-share weighted-average fair value of stock options granted in 1999, 1998, and 1997 was $26.32, $14.69, and $12.29, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

--------------------------------------------------------------------------------
                                            1999            1998            1997
--------------------------------------------------------------------------------
Risk-free interest rate                     5.1%            5.6%            6.0%
Dividend yield                                --            0.1%            0.1%
Volatility factor                          36.3%           31.1%           33.2%
Option life                              7 years         7 years         7 years
--------------------------------------------------------------------------------

Had compensation expense for stock options granted in 1999, 1998, and 1997 been recorded based on the fair market value at the grant date, the Company's net income and earnings per share would have decreased by $75.9 million and $0.25, respectively, in 1999. Net loss and loss per share would have increased by $55.6 million and $0.19, respectively, in 1998. Net income and earnings per share would have decreased by $20.7 million and $0.06, respectively, in 1997. The pro forma impact on income assumes a forfeiture rate of approximately 10%.

These pro forma amounts may not be representative of the effects on reported net income for future years, as options are amortized to expense over the vesting period, and additional options may be granted in future years. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, the pro forma effects for 1997 are not representative of the effects on reported net income for future years, as most of the stock option grants vest in cumulative increments over a period of three years.

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

Note 7

Earnings (Loss) Per Share

The following table sets forth the computation of earnings (loss) per share:

-------------------------------------------------------------------------
                                            1999        1998         1997
-------------------------------------------------------------------------
Income (loss) before cumulative
  effect of accounting change             $344.5      $ (24.8)     $127.6
Cumulative effect of accounting
 change, net                                (3.3)          --        (4.7)
-------------------------------------------------------------------------
Net income (loss)                         $341.2      $ (24.8)     $122.9
=========================================================================
Weighted-average common
 shares outstanding                       300.51       299.64      299.18
Effect of employee stock options           10.38           --        5.63
-------------------------------------------------------------------------
Weighted-average common
 shares outstanding and
 assumed conversions                      310.89       299.64      304.81
=========================================================================
Earnings (loss) per share:
Income (loss) before cumulative
 effect of accounting change              $ 1.15      $ (0.08)    $  0.43
Cumulative effect of accounting
 change, net                               (0.01)          --       (0.02)
-------------------------------------------------------------------------
  Earnings (loss) per share               $ 1.14      $ (0.08)    $  0.41
=========================================================================
Earnings (loss) per share--
 assuming dilution:
Income (loss) before cumulative
 effect of accounting change              $ 1.11      $ (0.08)    $  0.42
Cumulative effect of accounting
 change, net                               (0.01)          --       (0.02)
-------------------------------------------------------------------------
Earnings (loss) per share--
  assuming dilution                       $ 1.10      $ (0.08)    $  0.40
=========================================================================

Note 8

Borrowings

As of December 31, the Company's outstanding borrowings consisted of:

---------------------------------------------------------------------
December 31,                                          1999       1998
---------------------------------------------------------------------
Commercial paper                                    $366.0     $230.5
Bank borrowings                                      175.1      214.0
Long-term notes                                      346.6         --
=====================================================================
                                                     887.7      444.5
Less current portion                                 360.0       54.5
---------------------------------------------------------------------
                                                    $527.7     $390.0
=====================================================================

The acquisition of Intermedics was initially financed with commercial paper. On February 11, 1999, the Company issued seven-year, 6.15% notes with a $350 million principal amount to replace a portion of the commercial paper. In order to support the additional commercial paper, the Company increased its credit facilities with certain banks. At December 31, 1999, the Company had a $400 million facility that permits borrowings through August 2003 and a $450 million facility that permits borrowings through August 2000 that would be due and payable one year from that date. There are currently no outstanding borrowings under these arrangements, which carry a variable market rate of interest. Restrictive covenants in the borrowing agreements include limitations on additional borrowings, consolidations, mergers, certain sales of assets, and maintenance of certain financial performance measures. Compensating balances and commitment fees are not material in either year.

Bank borrowings represent short-term borrowings with various commercial banks. Long-term debt is comprised of the long-term notes plus approximately $181 million in commercial paper and bank borrowings that the Company expects will remain outstanding throughout the next twelve months. At December 31, 1998, the Company expected approximately $390 million in borrowings would remain outstanding for at least twelve months, and classified that portion as long-term debt at that time. The weighted average interest rate on borrowings outstanding at December 31, 1999, was 6.37% compared to 5.39% at December 31, 1998.


Note 9

Leases

The Company leases various manufacturing and office facilities, and certain equipment under operating leases. Future minimum lease commitments are as follows:

--------------------------------------------------------------------------------
2000                                                                      $ 29.6
2001                                                                        25.0
2002                                                                        16.8
2003                                                                        15.7
2004                                                                        14.7
Thereafter                                                                  11.5
--------------------------------------------------------------------------------
                                                                          $113.3
================================================================================

Rent expense for all leases, including contingent rentals, which were not material, amounted to approximately $32.3 million, $25.1 million, and $14.0 million for 1999, 1998, and 1997, respectively.

Note 10
Income Taxes

Following is a summary of income before income taxes of U.S. and international operations:

-------------------------------------------------------------------------------
                                             1999           1998           1997
-------------------------------------------------------------------------------
United States                              $455.9         $ 82.1         $210.3
International                                72.1           22.9           16.1
-------------------------------------------------------------------------------
                                           $528.0         $105.0         $226.4
===============================================================================

Following is the composition of income tax expense:
-------------------------------------------------------------------------------
                                             1999           1998           1997
-------------------------------------------------------------------------------
Current:
  Federal                                  $162.1         $164.5         $ 93.9
  State                                      17.5           26.4           17.6
  Foreign                                    37.1            9.9            4.6
-------------------------------------------------------------------------------
    Total currently payable                 216.7          200.8          116.1
Deferred:
  Federal                                   (26.8)         (64.7)         (15.0)
  State                                      (0.8)          (3.7)          (3.2)
  Foreign                                    (5.6)          (2.6)           0.9
-------------------------------------------------------------------------------
    Total deferred tax benefit              (33.2)         (71.0)         (17.3)
-------------------------------------------------------------------------------
Income tax expense                         $183.5         $129.8         $ 98.8
===============================================================================

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:
-------------------------------------------------------------------------------
                                                            1999           1998
-------------------------------------------------------------------------------
Deferred tax assets:
  Inventory and product-related reserves                   $53.0          $46.1
  Net operating loss and credit carryforwards               38.3           44.3
  Accrued liabilities                                       63.0           50.4
  Acquisition of intangible assets                          71.3           76.3
  Other                                                      0.7            3.7
-------------------------------------------------------------------------------
                                                           226.3          220.8
  Valuation allowances                                     (12.4)         (49.0)
-------------------------------------------------------------------------------
    Total deferred tax assets                              213.9          171.8
Deferred tax liabilities:
  Property and equipment                                   (23.6)         (12.4)
  Long-term equity investments                                 -           (2.3)
-------------------------------------------------------------------------------
    Total deferred tax liabilities                         (23.6)         (14.7)
-------------------------------------------------------------------------------
Deferred tax assets, net                                  $190.3         $157.1
===============================================================================

Income taxes paid were $10.6 million, $233.7 million, and $71.5 million in 1999, 1998, and 1997, respectively.

Following is a reconciliation of the effective income tax rate:
-------------------------------------------------------------------------------
                                                1999           1998        1997
-------------------------------------------------------------------------------
United States federal statutory
  income tax rate                               35.0%          35.0%       35.0%
Increase (decrease) in tax rate
  resulting from:
  State income taxes, net of
    federal tax benefit                          3.2           10.1         3.2
  Effect of international operations             0.7            0.2        (1.5)
  Research credit                               (2.3)          (4.9)       (1.1)
  Benefit from foreign sales
    corporation                                 (2.0)          (7.0)       (2.4)
  Effect of impairment charges                    --           11.0          --
  Litigation settlement and
    nondeductible goodwill                       5.0           59.5         2.1
  Nondeductible net operating
    losses                                      (7.7)          21.9         8.3
  Other, net                                     2.9           (2.2)         --
-------------------------------------------------------------------------------
Effective income tax rate                       34.8%         123.6%       43.6%
===============================================================================

No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($130.9 million at December 31, 1999) because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 1999, approximately $94.7 million of federal and foreign tax losses were available for carryforward. These carryforwards are subject to valuation allowances and certain restrictions, and generally expire within a period of one to twenty years. During 1999, $40.2 million of federal tax loss valuation allowances were reduced following the publication of an Internal Revenue Code regulation which will accelerate the utilization of pre-acquisition federal net operating loss carryforwards from the acquisition of CardioThoracic Systems, Inc., in 1999 and EndoVascular Technologies, Inc., in 1997.


Note 11
Employee Benefit Plans

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

The Company established a Employee Stock Ownership Plan (ESOP) as a funding vehicle for the savings plan. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60.0 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated to Guidant employees on a periodic basis until these shares are exhausted (approximately eight years, assuming the year-end price per share of Guidant common stock of $47.00 remains constant). At December 31, 1999, the ESOP held approximately 3.2 million shares allocated to employee accounts and 5.8 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings (loss) per share. Compensation expense under these plans was $23.4 million, $25.0 million, and $14.1 million for 1999, 1998, and 1997, respectively.

Retirement Plan: The Company sponsors The Guidant Retirement Plan (Plan) which is a frozen noncontributory defined benefit plan. Only certain employees who met eligibility requirements at the date the Plan was frozen continue to accrue benefits for projected future salary increases under the Plan.

The Company's funding policy for the Plan is consistent with United States employee benefit and tax-funding regulations. Plan assets, which are maintained in a trust, consist primarily of equity and fixed income instruments. The Plan assets exceed the benefit obligation for this Plan.

The Company also sponsors the Guidant Excess Benefit Plan which is a non-qualified, unfunded plan for certain of its officers and key employees. The benefit obligation recognized in the financial statements for this plan was $4.3 million and $2.7 million at December 31, 1999, and 1998, respectively.

These plans had no income statement impact in 1999. The Company recognized a net pension credit of approximately $1.0 million related to these plans for the years ended 1998 and 1997.

Certain employees outside the United States participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the above information. Expenses attributable to the employees at these locations are included in the results of operations and totaled $4.1 million, $2.6 million, and $2.2 million in 1999, 1998, and 1997, respectively.


Note 12
Segment Information

The Company manages its business on the basis of one reportable segment: the development, manufacture, and marketing of therapeutic medical devices for the treatment of cardiovascular and vascular diseases. Guidant's chief operating decision makers use consolidated results to make operating and strategic decisions. See Note 1 for a brief description of the Company's business.

Geographic Information
-------------------------------------------------------------------------------
Year Ended December 31,                         1999           1998        1997
-------------------------------------------------------------------------------
Net Sales(1):
  United States                             $1,651.2       $1,403.8     $ 910.6
  International                                701.1          509.3       427.0
-------------------------------------------------------------------------------
                                            $2,352.3       $1,913.1    $1,337.6
-------------------------------------------------------------------------------
/1/ Revenues are attributed to countries based on location of the customer.

-------------------------------------------------------------------------------
December 31,                                                   1999        1998
-------------------------------------------------------------------------------
Long-lived assets:
  United States                                              $467.6      $354.1
  International                                                46.9        38.5
-------------------------------------------------------------------------------
                                                             $514.5      $392.6
===============================================================================

-------------------------------------------------------------------------------
Year Ended December 31,                         1999           1998        1997
-------------------------------------------------------------------------------
Classes of Similar Products:
  Vascular intervention                     $1,227.1       $1,002.2    $  591.4
  Cardiac rhythm management                  1,048.6          824.6       669.6
  Cardiac & vascular surgery                    76.6           86.3        76.6
-------------------------------------------------------------------------------
                                            $2,352.3       $1,913.1    $1,337.6
===============================================================================

No single customer represents over 10% of the Company's consolidated sales.








Note 13
Financial Instruments

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

Foreign Exchange Risk Management: A portion of the Company's cash flows is derived from transactions denominated in foreign currencies (principally the currencies of Western Europe and Japan). The United States dollar value of transactions denominated in foreign currencies fluctuates as the United States dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward and option contracts with major international financial institutions. These forward and option contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases, for periods consistent with commitments. These contracts also hedge firm commitments, primarily intercompany loans, payables, and receivables. The Company's foreign exchange contracts do not subject it to material risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

The Company had contracts to exchange foreign currencies in the following notional amounts:

--------------------------------------------------------------------------------
                                                            1999            1998
--------------------------------------------------------------------------------
Forward exchange contracts                                $ 92.5          $161.1
Purchased foreign currency options                        $250.8          $232.0
================================================================================

Fair values exceeded the carrying amounts of these instruments at December 31, 1999, by approximately $1.5 million. At December 31, 1998, carrying amounts exceeded the fair values of these instruments by approximately $0.4 million. The estimated fair values of derivative financial instruments used to hedge the Company's risks will fluctuate over time. The fair values of forward exchange and option contracts are calculated using pricing models used widely in financial markets.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign currency exchange contracts, and trade receivables. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Hospitals and other health-care providers account for a substantial portion of the trade receivables; collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes credit risk exposure to such contracts is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments: The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short-term maturities. The carrying amounts and estimated fair values of the Company's other significant financial instruments are as follows:

                                                1999                  1998
--------------------------------------------------------------------------------
                                                    Fair                  Fair
                                          Cost     Value        Cost     Value
--------------------------------------------------------------------------------
Assets:
     Available-for-sale securities       $  1.2    $  1.2       $43.2     $49.4
     Held-to-maturity securities           31.0      27.2        38.0      38.0
     Other Investments                     14.6      14.6        13.7      13.7
Liabilities:
     Long term notes                     $346.6    $329.0          --        --
================================================================================

The Company determines fair values primarily based on quoted market values. A reasonable estimate of fair value was made using available market and financial information for long-term investments which have no quoted market prices and are accounted for on a cost basis.

The gross unrealized gains associated with available-for-sale securities of $6.1 million and $7.6 million, net of taxes of $2.3 million and $3.4 million, were included as a separate component of accumulated other comprehensive income in 1998 and 1997, respectively. There were no gross unrealized gains associated with available-for-sale securities in 1999. Sales of available-for-sale securities were $25.9 million and $14.1 million with associated gains of $0 and $1.3 million in 1999 and 1998, respectively. There were no sales of available-for-sale securities in 1997.

During 1999, the Company recognized a gain of $16.6 million on an equity investment as a result of a tax-free stock-for-stock exchange and contributed this investment to the Guidant Foundation. The contribution of $20.2 million was recognized in expense in 1999. In 1997, the Company recognized a gain of $23.2 million on an equity investment as a result of a tax-free stock-for-stock exchange and contributed a portion of this investment to the Guidant Foundation. The contribution of $11.5 million was recognized in expense in 1997. The Guidant Foundation is a non-profit entity that funds charitable activities.

Note 14

Contingencies

The Company is a party to various legal actions which have arisen in the normal course of business. The following is a select listing of cases in which Guidant is a defendant which are required to be disclosed under generally accepted accounting principles. A listing of cases in which Guidant is a plaintiff is available in the Company's most recent report on Form 10-K filed with the Securities and Exchange Commission.

On October 3, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson and Johnson, filed suit against the Company and Advanced Cardiovascular Systems, Inc., (ACS) the Company's wholly owned subsidiary, in the District Court of Delaware, alleging that the sale of the ACS MULTI-LINK Coronary Stent infringes certain patents licensed to Cordis. On October 22, 1997, Cordis amended its complaint to include Arterial Vascular Engineering, Inc., (AVE) (n/k/a Medtronic
AVE) and Boston Scientific Corporation (BSC) as co-defendants. On October 27, 1998, one of the patents asserted against the Company and ACS emerged from reexamination filed by Cordis. On April 1, 1999, Cordis filed a motion to again amend its complaint to add allegations of infringement of the reexamined patent and a new patent that was issued on May 11, 1999, and to add the ACS MULTI-LINK DUET Coronary and MEGALINK Biliary Stents as well. The motion was granted by the court on May 13, 1999. In the lawsuit, Cordis is seeking injunctive relief and monetary damages. The trial is currently scheduled to begin in November 2000.

On November 6, 1997, Medtronic, Inc., filed suit against ACS in the District Court of Minnesota, alleging that the ACS RX MULTI-LINK Coronary Stent infringes a patent owned by Medtronic. Trial by jury commenced on October 18, 1999, and in late November 1999, the court granted ACS' and Guidant's motions for a directed verdict of non-infringement. A Final Judgment of non-infringement was entered on January 12, 2000. Medtronic has appealed. Medtronic filed a second complaint in a separate suit to add allegations of infringement of the same patent by the ACS MULTI-LINK RX DUET, the ACS MULTI-LINK OTW DUET, and SOLO Coronary Stents and MEGALINK Peripheral Stent. In this new complaint, as well as the complaint in the earlier action, Medtronic also seeks injunctive relief and monetary damages. In view of the appeal in the first lawsuit, the parties have agreed to a stay of all actions in the second lawsuit pending the outcome of the appeal.

On December 2, 1997, Cordis filed suit against ACS in the District Court of Delaware, alleging that the ACS RX ROCKET Coronary Dilatation Catheter infringes patents owned by Cordis. In the lawsuit, Cordis is seeking injunctive relief, monetary damages, and attorneys' fees. A separate lawsuit was also filed against the Company in December 1997 in The Netherlands alleging infringement of the European equivalents of these patents. In this separate lawsuit, Cordis is seeking injunctive relief and monetary damages.

On February 18, 1998, Medtronic AVE filed suit against ACS in the District Court of Delaware alleging that the sale of the ACS MULTI-LINK Coronary Stent infringes certain patents owned by Medtronic AVE. The lawsuit also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, Medtronic AVE is seeking injunctive relief, monetary damages, and to invalidate certain ACS stent patents.

On December 29, 1998, SciMed Life Systems, Inc., (SciMed) a subsidiary of BSC, filed suit against the Company in The Hague, The Netherlands, alleging infringement of a European patent owned by SciMed by the ACS RX ECLIPSE Coronary Dilatation Catheter, ACS RX MULTI-LINK, ACS RX MULTI-LINK HP, and ACS MULTI-LINK RX DUET Coronary Stent Systems. The court held a hearing on November 5, 1999. On February 16, 2000, the court asked the Dutch Patent Office for an advisory opinion on the validity of the patent. On January 13, 1999, SciMed also filed suit against the Company, ACS, and Guidant Sales Corporation (GSC) in the Northern District of California alleging that the same coronary stent systems infringe certain of SciMed's U.S. patents. On September 17, 1999, the California district court dismissed SciMed's claims against the ACS RX MULTI-LINK, without prejudice. In both suits, SciMed is seeking injunctive relief and monetary damages.

On March 31, 1999, Pacesetter, Inc., filed suit against GSC and Cardiac Pacemakers, Inc., a wholly owned subsidiary of the Company, in the Central District of California, alleging that rate responsive pacemakers or defibrillators having rate responsive pacing (including, by name, the VIGOR SR and VIGOR DR pacemakers) infringe two patents owned by Pacesetter. In the lawsuit, Pacesetter is seeking injunctive relief and monetary damages.

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

Note 15
Selected Quarterly Information (Unaudited)

The following table summarizes the Company's operating results by quarter:

------------------------------------------------------------------------------------------------------------------------------------
                                                                   1999                                      1998
                                                 -----------------------------------------------------------------------------------
                                                 Fourth/(1)/  Third     Second    First      Fourth    Third      Second    First
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                        $576.1       $569.0    $610.8    $596.4     $498.4    $449.8     $491.6    $473.3
Cost of products sold                             125.6        143.7     160.1     148.7      110.9      97.6      111.7     109.0
------------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                 450.5        425.3     450.7     447.7      387.5     352.2      379.9     364.3
Research and development                           79.8         76.5      81.7      85.0       81.7      72.7       68.4      64.7
Purchased research and development                   --           --        --      49.0         --      90.0       28.7        --
Sales, marketing, and administrative              181.3        169.7     174.8     176.6      152.6     140.5      147.0     140.2
Merger-related costs                               21.9           --        --        --        0.7        --         --        --
Foundation contribution                              --         20.2        --        --         --        --         --        --
------------------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                     283.0        266.4     256.5     310.6      235.0     303.2      244.1     204.9
Other expenses, net                                30.8         33.0      44.0      21.9       73.8     218.4       19.9      79.6
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and
     cumulative effect of accounting change       136.7        125.9     150.2     115.2       78.7    (169.4)     115.9      79.8
Income taxes                                       41.2         20.1      58.6      63.6       44.1      12.5       43.0      30.2
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative effect
     of accounting change, net                     95.5        105.8      91.6      51.6       34.6    (181.9)      72.9      49.6
Cumulative effect of accounting change, net          --           --        --      (3.3)        --        --         --        --
------------------------------------------------------------------------------------------------------------------------------------
     Net income (loss)                           $ 95.5       $105.8    $ 91.6    $ 48.3     $ 34.6   ($181.9)    $ 72.9    $ 49.6
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per share                        $ 0.32       $ 0.35    $ 0.30    $ 0.16     $ 0.12    ($0.61)    $ 0.24    $ 0.17
Weighted average common shares outstanding       300.70       300.54    300.48    300.31     299.71    299.72     299.62    299.49
Earnings (loss) per share -- assuming dilution   $ 0.31       $ 0.34    $ 0.29    $ 0.15     $ 0.11    ($0.61)    $ 0.24    $ 0.16
Weighted average common shares outstanding--
     assuming dilution                           309.88       311.16    310.75    311.76     308.44    299.72     307.22    307.14
Common stock prices:
     High                                        $59.50       $63.13    $66.63    $69.88     $56.50    $45.03     $38.66    $39.69
     Low                                         $41.00       $46.00    $45.00    $48.88     $31.75    $29.75     $30.00    $25.50
------------------------------------------------------------------------------------------------------------------------------------

(1) Cost of products sold in the fourth quarter of 1999 includes a reversal of $6.5 million of reserves for warranty expense previously recognized during 1999, and $7.7 million recognized in a prior year. These adjustments were prompted by a review of the warranty estimation methodology used by Intermedics. This benefit was partially offset by $7.2 million in costs related to new product start-up costs as well as facility ramp-down expenses associated with the Intermedics and general surgery manufacturing facilities.

REPORT OF MANAGEMENT                        Guidant Corporation and Subsidiaries
--------------------------------------------------------------------------------

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


/s/ James M. Cornelius

James M. Cornelius
Chairman of the Board


/s/ Ronald W. Dollens

Ronald W. Dollens
President and Chief Executive Officer

/s/ Keith E. Brauer

Keith E. Brauer
Vice President, Finance and Chief Financial Officer




REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
Board of Directors and Shareholders
Guidant Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

Indianapolis, Indiana
January 27, 2000