Form 10-K, Exhibit 13
period 2000-12-31
GUIDANT CORP
filed 2001-03-27
CIK 929987

EXHIBIT 13.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

GUIDANT CORPORATION AND SUBSIDIARIES

A pioneer in emerging therapies for cardiovascular and vascular disease, Guidant Corporation (Guidant or the Company) is a global leader in the medical technology industry. The Company provides cost-effective, minimally-invasive products and services designed to improve clinical outcomes and prolong life with quality. Guidant offers: i) coronary and peripheral stent systems, balloon dilatation catheters, and related accessories used for opening blocked arteries; ii) implantable defibrillator systems, which are used to detect and treat abnormally fast heart rhythms (tachycardia); iii) implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) implantable cardiac resynchronization therapy for the treatment of heart failure; v) products for use in minimally invasive endovascular procedures, including the treatment of abdominal aortic aneurysms (AAA); vi) products to perform leading edge cardiac surgery procedures known as Off Pump Coronary Revascularization with Endoscopic Saphenous vein harvesting (OPCRES); and vii) intravascular radiotherapy systems for artery disease. Guidant has principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets.

      Cardiovascular disease continues to be the leading cause of death in the United States. Guidant’s product portfolio has made it a leader in the cardiovascular markets it serves. Guidant’s mission is to provide therapeutic medical solutions of distinctive value for customers, patients, and healthcare systems around the world. Guidant will accomplish this in a way that creates an environment in which employees are recognized and rewarded, while giving them an opportunity for professional growth and development. Guidant’s mission also is to enable employees to participate as shareholders and to provide all shareholders with sustainable growth and superior returns.

OPERATING RESULTS — 2000

The Company had worldwide net sales of $2,548.7 million for the year ended December 31, 2000, reflecting an increase of $196.4 million or 8.3% over 1999. Growth in unit volume of 14% increased net sales, while price declines and fluctuations in foreign currency exchange rates decreased net sales 4% and 2%, respectively. Unfavorable foreign currency exchange rates decreased net sales $45.7 million. Growth for the year ended December 31, 2000, was also impacted by the sale of the general surgery product line in July 1999. General surgery product sales were $27.6 million for the year ended December 31, 1999. Revenue growth for the year ended December 31, 2000, would have totaled 12% excluding the unfavorable exchange rate impact and 1999 revenues from general surgery. Sales growth was driven by implantable defibrillators, pacemakers, angioplasty systems and accessories, and emerging therapies including the ANCURE System for endovascular AAA repair and therapies that treat heart failure, peripheral vascular disease, and products for beating heart bypass and intravascular radiotherapy. Revenues for these emerging therapies totaled $178.5 million for the year ended December 31, 2000, representing 175% growth over the prior year. Revenues for emerging therapies totaled $58.0 million for the fourth quarter of 2000, representing 9% of net sales for that period. Guidant’s revenue growth for the year was offset somewhat by a decline in stent system revenues.

      Worldwide implantable defibrillator system sales of $666.6 million grew 20.0% for the year ended December 31, 2000, as compared to the year ended December 31, 1999. Growth in the U.S. was 23.6% for the same period. Sales growth was due to the implantable defibrillator market expansion driven by further acceptance of this therapy and expanded indications as well as Guidant’s continuing introduction of next generation products such as the VENTAK PRIZM family of implantable defibrillation systems in the U.S. during 2000. Guidant received approval to market the VENTAK PRIZM 2 dual-chamber implantable pacemaker/defibrillator in the third quarter of 2000 and launched this product worldwide in November 2000. This

The following tables are summaries of the Company’s net sales and major expenses. For purposes of analysis and discussion herein, the Company employs the concepts of operating expenses and operating income. Operating expenses are defined as research and development and sales, marketing, and administrative expenses, excluding special items, as described below. Operating income is defined as gross profitless operating expenses, excluding special items.

Year Ended December 31	2000	1999(1)	1998

(Dollars in Millions)

Net sales	$2,548.7	$2,352.3	$1,913.1

Cost of products sold	604.1	551.9	429.2

Gross profit	1,944.6	1,800.4	1,483.9

Research and development	353.2	321.3	287.5

Sales, marketing, and administrative	748.8	699.2	580.3

Operating expense	1,102.0	1,020.5	867.8

Operating income	$842.6	$779.9	$616.1

As a Percent of Net Sales	2000	1999(1)	1998

Net sales	100.0%	100.0%	100.0%

Cost of products sold	23.7	23.5	22.4

Gross profit	76.3	76.5	77.6

Research and development	13.8	13.6	15.0
Sales, marketing, and administrative	29.4	29.7	30.4

Operating expense	43.2	43.3	45.4

Operating income	33.1%	33.2%	32.2%

(1)	Excludes the impact of Intermedics transition pay and the purchase accounting valuation adjustments of acquired Intermedics inventory for a total of $31.1 million.

device has unmatched longevity of six years under typical conditions and is the world’s smallest, thinnest, dual-chamber pacemaker/defibrillator at 32cc in volume and 12mm thin. Guidant increased the number of sales personnel in the U.S. sales organization by nearly 20% over the prior year, primarily due to the addition of cardiac rhythm management product field personnel.

      Pacemaker product sales were $540.1 million for the year ended December 31, 2000, compared to $492.8 million for the year ended December 31, 1999. U.S. and international sales of these products increased 11.6% and 6.3%, respectively, for the year ended December 31, 2000, compared to the prior year. Sales for the year ended December 31, 1999, reflect the impact of the Intermedics acquisition for only eleven months, as that transaction was completed February 1, 1999, and was accounted for using the purchase method of accounting. Pacemaker sales growth was driven by the PULSAR MAX family of dual sensor pacemakers and the DISCOVERY™ II family of pacemakers. Guidant’s family of cardiac rhythm management technology choices leverages the capabilities of Guidant’s ZOOM™ Programming System, which was released in the third quarter of 2000. The ZOOM Programming System is used by physicians and clinicians to analyze data from Guidant’s implantable defibrillator and pacemaker systems. The ZOOM System is a more user-friendly programmer that provides a precise, fast, and easy interface with the implantable systems.

      Guidant is a pioneer in medical solutions for heart failure, a medical condition in which the heart is unable to pump enough blood to meet the metabolic needs of the body. It affects well over 5 million people in the U.S., an estimated 6.5 million in Europe, and 2.4 million in Japan. Guidant released its family of products designed specifically for the treatment of patients with heart failure, the CONTAK CD and CONTAK TR, in Europe in November 1999. The Company applied for FDA approval of the CONTAK CD in February 2001. Research in this area has shown that device systems like the CONTAK offer the potential to relieve symptoms and positively impact the lives of heart failure patients who at this time have few therapeutic alternatives. Worldwide sales of these products for the year ended 2000 were $28.8 million, compared to $6.4 million in the prior year, and were included in reported implantable defibrillator and pacemaker sales, as appropriate.

      Worldwide coronary stent system revenues were $819.9 million during 2000, compared to $881.4 million during 1999. Stent system unit volumes increased revenues 4% during 2000, while declines in average selling prices and foreign currency exchange rates decreased revenues by 10% and 1%, respectively. In twelve of the last thirteen quarters, Guidant has been the market share leader in stents in the U.S. Continuing unit growth was driven by the release of Guidant’s fourth coronary stent platform, the MULTI-LINK TETRA, in Europe in June 2000 and the U.S. release in October 2000. The TETRA incorporates Guidant’s VTS™ (Variable Thickness Strut) technology, which is designed to provide enhanced flexibility, deliverability, and surface area coverage while maintaining radial strength. Sales of coronary stent systems in the U.S. during 2000 were $593.6 million compared to $646.8 million in 1999. Stent system unit volume growth in the U.S. increased revenues by 1%, while average selling prices decreased revenues by 9%. Fourth quarter 2000 average selling prices for stent systems in the U.S. declined by 2.7% sequentially from the third quarter, which is in line with recent trends. The Company believes that recent pricing trends on such systems could continue. International sales of these products during 2000 were $226.3 million compared to $234.6 million in 1999. Stent system unit volumes increased international sales by 13%, primarily driven by Europe. Price declines and foreign exchange rates decreased international sales by 12% and 5%, respectively.

      Guidant launched the MULTI-LINK ULTRA™ Coronary Stent System in September 2000 in the U.S. The ULTRA is Guidant’s first coronary stent system specifically designed for the treatment of larger coronary arteries, those with diameters from 3.5 to 5.0 mm. Guidant’s MULTI-LINK PIXEL™ Coronary Stent System was launched in November 2000 in Europe. The PIXEL is designed to treat first-time blockages in small native coronary arteries and small diameter saphenous vein bypass grafts. In addition, Guidant filed for FDA approval to market the GALILEO Intravascular Radiotherapy System in December 2000. Approved in Europe in May 2000, the GALILEO System is designed to prevent the reoccurrence of blockages in coronary arteries and increase the breadth of tools available to clinicians to further address restenosis.

      Angioplasty system and accessory sales of $359.5 million increased 10.6% for the year ended December 31, 2000, as compared to the year ended December 31, 1999. This increase was driven by international growth, particularly in Japan. Market acceptance of the CROSSSAIL and OPENSAIL Coronary Dilatation Catheters, launched during 2000 in most geographies, contributed to the growth. The CROSSSAIL offers the smallest profile of any rapid exchange dilatation catheter currently available.

      Sales of Guidant’s ANCURE System and accessories were $62.7 million for the year ended December 31, 2000, compared to $5.7 million for the year ended December 31, 1999. Guidant’s ANCURE System received FDA approval in September 1999, providing a less invasive approach for treating AAA. AAA is an enlargement of the aorta resulting from a weakening of the vessel wall. If untreated, this enlargement can lead to aortic rupture, which in nearly 80 percent of cases, results in death. ANCURE is positioned and securely attached via an attachment system which incorporates hooks. ANCURE has a one-piece polyester body designed to allow the implant to adapt to changes in shape and length which occur over time. Three-year follow-up data on the ANCURE System shows that no ruptures were experienced in bifurcated grafts and use of the ANCURE System leads to a controlled or decreased aneurysm diameter over time in 96% of cases.

      Sales of cardiac surgery products were $56.2 million in the year ended December 31, 2000, as compared to $43.2 million for the year ended December 31, 1999, representing growth of 30.1%. Cardiac surgery sales include the VASOVIEW UNIPORT PLUS Endoscopic Vessel Harvesting System and the ACHIEVE™ Off-Pump Stabilization System, introduced during the third quarter of 2000. The ACHIEVE System combines proprietary technology which enables the physician to access the back portion of the heart with Guidant’s off-pump (beating heart) multi-vessel coronary artery bypass grafting system. This allows for bypass procedures without stopping the patient’s heart and eliminates the need for a patient to be placed on a heart-lung machine. Beating heart procedures potentially reduce post-operative hospital stay, cost, neuro-cognitive effects, and surgical complications, while preserving the clinical outcomes associated with conventional surgery.

      For the year ended December 31, 2000, cost of products sold represented 23.7% of net sales. Cost of products sold for the year ended December 31, 1999, excluding special items discussed earlier, represented 23.5% of net sales. The stable cost of products sold, as a percent of net sales, reflects improved productivity offset by sales price declines in coronary stent systems compared to the prior year.

      The Company continued to invest aggressively in research and development due to its commitment to bring a new level of lifesaving cardiac and vascular technology to patients. Research and development expense was $353.2 million for the year ended December 31, 2000, or 13.8% of net sales as compared to $321.3 million, excluding special items, in 1999 or 13.6% of net sales. Research and development spending in 2000 includes: (i) development of implantable resynchronization therapy for the treatment of heart failure; (ii) research related to drug-eluting stents for the prevention and treatment of artery disease; (iii) development of intravascular radiotherapy devices for artery disease; (iv) development of peripheral stents, balloons, guidewires, embolic protection devices, and other devices used to treat peripheral vascular disease, including carotid and neurovascular occlusions; and (v) development of treatments for atrial arrhythmias. The Company intends to continue its aggressive research and development spending to maintain its commitment to bring new technologies to patients and provide cost-effective therapies to treat cardiovascular and vascular diseases.

      Sales, marketing, and administrative expenses increased $49.6 million or 7.1% for the year ended December 31, 2000, compared to the same period in 1999, excluding transition pay in 1999. Growth in sales and marketing expenses was somewhat offset by declines in general and administrative expenses in 2000. Sales and marketing expense growth was primarily due to increased field and clinical personnel in the U.S., who support clinicians during implant procedures.

      Operating income for the year ended December 31, 2000, as previously defined, was $842.6 million compared to $779.9 million for the year ended December 31, 1999. Growth of 8.0% in operating income was driven by net sales growth of 8.3% and controlled growth in adjusted operating expenses, offset somewhat by slightly higher cost of products sold.

      “Other, net” expenses for the year ended December 31, 2000, were $16.5 million of income as compared to $7.5 million of income in 1999. Excluding a $16.6 million non-cash gain on an equity investment and the loss on the sale of the general surgery business in 1999, “other, net” expenses in 1999 were $6.1 million of expense. The change in adjusted “other, net” expenses of $22.6 million is due principally to income in 2000 from an up-front license access fee on an endovascular surgery product, gains from equity investments, and a gain from foreign exchange contracts.

      Adjusted income before taxes of $722.8 million for the year ended December 31, 2000, excludes $127.0 million related to the write-off of an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and will not exercise its option to acquire the rights to certain experimental heart therapies. Adjusted income before taxes for 2000 includes gains of $23.7 million from litigation settlements, including a $12.9 million benefit from a favorable legal ruling involving a cardiac surgery product for which the Company previously accrued damages. Adjusted income before taxes of $636.6 million for the year ended December 31, 1999, excludes a $20.2 million contribution to the Guidant Foundation in addition to the previously mentioned special items. Growth of adjusted income before tax was driven by sales growth, the impact of the favorable legal rulings, and lower other expenses.

      Excluding the effect of the special items in 2000 and 1999, the effective income tax rates for the years ended December 31, 2000 and 1999, were 32.0% and 35.4%, respectively. The improvement in the adjusted tax rate reflects Guidant’s increased investment in overseas manufacturing in lower tax jurisdictions. Management believes that this investment should result in a lower effective tax rate in 2001, approximately 28%, in addition to diversifying manufacturing risks in accordance with the Company’s risk management policies, and expediting product availability to international markets.

      Net income and earnings per share-diluted were $491.5 million and $1.58, respectively, excluding the special item in 2000. Net income and earnings per share-diluted for the year ended December 31, 1999, excluding the impact of the special items, were $411.0 million and $1.32 per share. This represents an increase in adjusted net income of $80.5 million or 19.6% and is a result of the growth in income before taxes and the decrease in the effective tax rate. Reported net income for the years ended December 31, 2000 and 1999, was $374.3 million and $341.2 million, respectively.

OPERATING RESULTS — 1999

The Company had worldwide net sales of $2,352.3 million for the year ended December 31, 1999, reflecting an increase of $439.2 million or 23.0% over 1998. Growth in unit volume of 29% was partially offset by net sales price declines of 6%, including changes in worldwide product mix. The impact of foreign currency exchange rate fluctuations was not significant for the year ended December 31, 1999, as compared to 1998. Sales growth was driven by coronary stent systems and pacemakers, offset somewhat by a decline in implantable defibrillators and the sale of the general surgery product line. The sale of the general surgery product line reduced Guidant’s sales growth by two and a half percentage points for the year ended December 31, 1999. Angioplasty systems and accessories and products for beating heart bypass surgery also contributed to sales growth in 1999. In addition, Guidant received FDA approval to market the ANCURE System for the minimally invasive treatment of AAA and released the CONTAK CD and CONTAK TR for the treatment of heart failure in Europe. Although these products did not have a significant impact on 1999 revenues, they are important additions to the Guidant family of products.

      Coronary stent system sales experienced growth in all major markets. Worldwide sales of these products during 1999 were $881.4 million compared to $681.0 million during 1998. Sales of coronary stent systems in the U.S. during 1999 were $646.8 million compared to $531.7 million during 1998. International sales of these products during 1999 were $234.6 million compared to $149.3 million during 1998. The Company experienced declines in average selling prices on coronary stent systems during 1999 compared to 1998. The average sales price decline on a Guidant stent system from 1998 to 1999 was 7% in the U.S.

      Coronary stent system revenues grew due to the continued enthusiastic customer acceptance of the MULTI-LINK DUET™ Coronary Stent System in the U.S., the MULTI-LINK™ in Japan, and the introduction of the MULTI-LINK TRISTAR in late 1999. The MULTI-LINK TRISTAR was fully launched in Europe in September 1999. The MULTI-LINK RX TRISTAR and the MULTI-LINK OTW TRISTAR Coronary Stent Systems were approved for release in the U.S. on December 22, 1999.

      Angioplasty system and accessory sales increased 4.0% during the year to $325.1 million, driven in large part to growth internationally. These sales include balloon dilatation catheters and products, including guiding catheters and guide wires, used to support angioplasty interventions.

      Pacemaker product sales were $492.8 million in 1999 compared to $259.4 million in 1998. U.S. and international sales of these products increased 79.2% and 110.3%, respectively, in 1999 compared to 1998. This sales growth was driven by the acquisition of Intermedics, the continuing popularity of the DISCOVERY™ and MERIDIAN™ pacing devices launched in the U.S. and Europe in the first half of 1998, and the PULSAR and PULSAR MAX Dual-Sensor Pacemaker Systems launched in the U.S. in June 1999.

      Implantable defibrillator systems sales declined 2.5% for 1999 as compared to 1998 due to the introduction of competitive dual chamber devices in the U.S. market.

Implantable defibrillator systems sales were $555.5 million for the year ended December 31, 1999.

      For the year ended December 31, 1999, cost of products sold includes the $26.2 million impact of purchase accounting valuation adjustments related to the acquired Intermedics inventory and the impact of transition pay for Intermedics manufacturing personnel during the shut-down of the acquired facilities. Cost of products sold, as adjusted to exclude these two items, represented 23.5% of net sales for the year ended December 31, 1999, compared to 22.4% in 1998. The impact of the sale of Intermedics products, which have lower gross margins, start up costs for new products, and costs associated with Guidant’s new Ireland manufacturing facility negatively impacted cost of products sold in 1999. Adjusted cost of products sold in 1999 also includes the reversal of $6.5 million of warranty expense previously recognized during 1999, and the reversal of $7.7 million of warranty expense recognized in a prior year. The reversal of warranty expense was recognized in the fourth quarter of 1999 and was prompted by a review of the warranty estimation methodology used by Intermedics. The use of this methodology, which places more emphasis on recent experience, resulted in lower warranty expense in 2000, and may continue in the future. As a result of this change in accounting estimate, cost of products sold as a percentage of sales decreased by 0.6%. This benefit was partially offset by $7.2 million in costs recorded in the fourth quarter of 1999 related to new product start-up as well as facility ramp-down expenses associated with the Intermedics and general surgery manufacturing facilities.

      The Company continued its commitment to achieving long-term growth by investing significant resources in research and development. Excluding the Intermedics transition pay in 1999, research and development spending as a percentage of net sales was 13.6% and 15.0% for the years ended December 31, 1999, and 1998, respectively. Adjusted research and development expenses of $321.3 million increased $33.8 million or 11.8% during 1999 compared to 1998. These spending increases resulted primarily from: (i) new product development costs related to future generations of implantable defibrillators, pacemakers, coronary stent systems, and dilatation catheters; (ii) development of intravascular radiotherapy devices for artery disease; (iii) development of stent technology for other parts of the vascular anatomy such as peripheral and carotid arteries; (iv) development of treatments for atrial arrhythmias; (v) clinical evaluation of implantable resynchronization therapy for the treatment of heart failure; and (vi) research related to drug-eluting stents for the prevention and treatment of artery disease.

      On February 1, 1999, the Company completed the acquisition of Intermedics, a manufacturer and distributor of bradycardia pacemakers. Cash paid for the Intermedics acquisition of $770 million was allocated to the assets acquired and liabilities assumed based on their fair values. Intangible assets acquired will be amortized over their estimated useful lives, ranging from ten to twenty years. In the first quarter of 1999, Guidant announced its intent to close substantially all of the Intermedics facilities. The majority of costs to complete that process were paid out by the end of the first quarter of 2000. In connection with the acquisition of Intermedics, the Company recorded a $49.0 million pre-tax charge related to the appraised value of in-process research and development.

      Adjusted sales, marketing, and administrative expenses, which exclude the impact of transition pay for certain Intermedics employees, increased $118.9 million or 20.5% for the year ended December 31, 1999, compared to 1998. These expenses increased at a rate less than sales growth. This increase in spending was due to: (i) incremental expenses associated with the inclusion of Intermedics spending; (ii) costs related to the implementation of direct operations in certain international markets; (iii) increased investment in the U.S. sales organization; and (iv) increased legal costs associated with various litigation.

      During the fourth quarter of 1999, the Company recorded $21.9 million of special charges related to its merger with CardioThoracic Systems, Inc. These charges include $8.1 million in transaction costs and $13.8 million of costs associated with, among other things, the integration of various contractual commitments and management rationalization. These items were paid out in 2000. Guidant also recognized a $20.2 million expense related to a contribution of an equity investment to the Guidant Foundation. Guidant recognized non-cash gains of $16.6 million on this investment.

      Operating income, as previously defined, was $779.9 million in 1999 and $616.1 million in 1998. Growth of 26.6% in operating income was driven by net sales growth of 23.0% and controlled growth in adjusted operating expenses.

      Net other expenses for 1999 were $143.3 million, which includes interest, royalties, amortization, and “other, net”, and excludes the non-cash gain on an equity investment and the loss on the sale of the general surgery product line. Net other expenses were $82.5 million for the year ended December 31, 1998. The increase of $60.8 million in other expenses excluding special items is due to increased interest and amortization expense related to the Intermedics acquisition.

      Adjusted income before taxes was $636.6 million for the year ended December 31, 1999. This represents a $103.0 million increase over adjusted income before taxes for 1998.

      Excluding the effect of the special items in 1999 and 1998, the effective income tax rates for the years ended December 31, 1999, and 1998, were 35.4% and 36.8%. This improvement in the adjusted tax rate reflects the benefit of increased investments in research and development and overseas manufacturing facilities offset in part by an increase in the non-deductible goodwill amortization expense related to the acquisition of Intermedics. Reported income taxes for the year ended December 31, 1999, include adjustments related to an Internal Revenue Code regulation which accelerated the utilization of pre-acquisition net operating loss carryovers from Guidant’s acquisitions of EndoVascular Technologies, Inc., in 1997 and CardioThoracic Systems, Inc., in 1999.

      Net income and earnings per share-diluted would have been $411.0 million and $1.32, respectively, without the special items in 1999. Reported net income in 1999 also includes the net impact of $3.3 million for the cumulative effect of a change in accounting principle, net of income taxes. Net income and earnings per share-diluted for the year ended December 31, 1998, excluding the impact of the special items, would have been $337.5 million and $1.10 per share. Reported net income (loss) for the years ended December 31, 1999 and 1998, was $341.2 million and ($24.8) million, respectively.

Update on In-Process Research and Development Charges

In connection with the acquisition of Intermedics in 1999, the Company recorded a $49.0 million pre-tax charge related to the appraised value of in-process research and development. This charge related to bradycardia pacing and related lead research and development projects that were to be integrated into existing Guidant projects. The most significant lead projects resulted in the market release of the FINELINE™ II and FINELINE II Sterox family of pacing leads. Guidant subsequently decided that the bradycardia pacing projects would not be integrated as anticipated, and will not be pursued in future generations of Guidant pacemaker products.

      Guidant consummated the acquisition of InControl, Inc., a company developing the use of devices to treat atrial fibrillation, in September 1998. As a result of this acquisition, Guidant recorded an in-process research and development pre-tax charge of $90.0 million in 1998. A project is in the design phase as of December 31, 2000, to use InControl technology, in combination with existing Guidant technology, to develop more advanced implantable devices for the treatment of atrial fibrillation. The Company expects to begin clinical testing in 2001 on the resulting new product. It is estimated that this project will cost approximately $30 million from 1998 through completion to achieve commercial viability. Guidant expects to file for FDA approval for this product in late 2001 or early 2002.

      Guidant acquired NeoCardia, LLC., a company developing intravascular radiotherapy devices for the treatment of restenosis, in 1997. Related pre-tax, in-process research and development charges recognized in 1998 and 1997 totaled $86.1 million. Management believes that a total of $65 million will be spent from 1997 through 2001 to bring this technology to market worldwide. On December 19, 2000, Guidant filed for approval from the FDA for its GALILEO Intravascular Radiotherapy System. The GALILEO System was introduced in Europe in May 2000.

LIQUIDITY AND FINANCIAL CONDITION

The Company generated cash flows, which were more than sufficient to fund operations during the year ended December 31, 2000. Cash and cash equivalents were $163.0 million at December 31, 2000, an increase of $135.2 million over December 31, 1999.

      Working capital of $453.1 million at December 31, 2000, increased $275.5 million from the prior year-end level. The current ratio at December 31, 2000, was 1.6:1 compared to 1.2:1 at December 31, 1999. The Company believes its cash from operations is sufficient to fund essentially all future working capital needs and discretionary operating spending requirements.

      Net cash used for investing activities totaled $292.4 million for the year ended December 31, 2000, compared to $713.0 million for 1999. The Company paid $127.0 million in 2000 related to an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics, which was subsequently written off. The acquisition of Intermedics and the disposal of the general surgery product line resulted in a $538.9 million net use of cash in 1999. The payment of the Intermedics litigation settlement of $200.0 million in the first quarter of 1999 is included in operating activities. Net additions of property and equipment of $159.9 million for the year ended December 31, 2000, and $175.1 million for 1999, were also significant uses of cash for investing activities during both periods.

      Net cash used for financing activities totaled $221.5 million for the year ended December 31, 2000. This reflects $145.5 million of net cash outlays under the Company’s systematic stock repurchase program used to offset dilution resulting from issuance of stock under employee stock option and award plans. This amount is net of proceeds received upon exercise. The Company ended its systematic share repurchase program in the third quarter of 2000. Given the growth in Guidant’s share price from the time of the initial public offering, the share repurchase program was a significant use of cash. Management anticipates that the availability of extra cash as a result of discontinuing the program will allow for the pay-down of debt and result in interest expense savings while financing the growth of the Company internally. The Company estimates the savings will offset the dilutive impact of the additional shares issued due to stock option exercises. The Company may repurchase shares of common stock from time to time, as authorized by the Board of Directors of Guidant. These additional shares may be repurchased at the discretion of Guidant’s management and may or may not be repurchased on a systematic basis.

      Net proceeds of $346.4 million were received from the issuance of seven year, 6.15% long-term notes in the first quarter of 1999. In addition, commercial paper was issued to finance the acquisition of Intermedics on February 1, 1999.

      At December 31, 2000, the Company had outstanding borrowings of $808.9 million at a weighted average interest rate of 6.96% through the issuance of commercial paper, bank borrowings, and long-term notes due in 2006. Bank borrowings represent short-term uncommitted credit facilities with various commercial banks. The commercial paper borrowings are supported by two credit facilities aggregating $950 million. There are currently no outstanding borrowings under these facilities. Current cash flow projections estimate $300 million of total debt will be paid down over the next twelve months and the Company has classified this amount as short-term debt at December 31, 2000.

      The Company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The Company also expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated operating cash needs, including planned capital expenditures. Capital expenditures are expected to be approximately $150 million in 2001, primarily due to continued investment in the Company’s manufacturing and research facilities.

      The Company has recognized net deferred tax assets aggregating $189.1 million at December 31, 2000, compared to $190.3 million at December 31, 1999. In view of the consistent profitability of its past operations, the Company believes that all of these assets will be substantially recovered and that no significant additional valuation allowances are necessary.

MARKET RISK DISCLOSURES

Due to Guidant’s commitment to global presence and customer support, the Company conducts its business in various foreign currencies (primarily the currencies of Western Europe and Japan) and, as a result, is subject to the exposures that arise from foreign exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and export intercompany purchases of inventory, as well as from the translation of results of operations from outside the U.S. These exposures subject the Company’s results of operations primarily to the adverse impact of a strengthening U.S. dollar. The Company is also exposed to interest rate changes.

      The Company’s risk management objectives are to reduce earnings volatility and protect the Company’s cash flows from the impact of fluctuating foreign currencies and interest rates. In the normal course of business, the Company follows established policies and procedures in its management of these exposures. Guidant adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” on October 1, 2000. As a result, the Company has discontinued its use of foreign exchange option contracts and is now utilizing foreign exchange forward contracts. The primary feature of Guidant’s risk management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business, thereby allowing management to focus on core business issues. The contracts are initiated within the guidelines of documented corporate risk management policies. The Company’s risk management activities were successful in reducing the net impact of currency fluctuations despite volatile market conditions in accordance with the Company’s risk management policy.

      The fair value of all foreign exchange contracts outstanding at December 31, 2000, was ($16.1) million. An analysis has been prepared to estimate the sensitivity of the fair value of all foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in exchange rates at December 31, 2000 and 1999. Unamortized premiums paid for purchased options are included in the fair value for 1999 amounts. The results of the estimation, which may vary from actual results, are as follows:

Fair Value of Foreign
Exchange Contracts	2000	1999

10% adverse rate movement	($74.6)	($8.1)

At year-end rates	(16.1)	7.2

10% favorable rate movement	34.0	33.4

Any gains and losses of fair value on foreign exchange contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table. An analysis of the impact on the Company’s interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on expected 2001 earnings.

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

      Guidant has established a Euro Steering Committee to evaluate and address issues associated with the Euro conversion. At the time Guidant switches to using the Euro as a functional currency for certain of its foreign subsidiaries, information system modifications will be required. It is not anticipated, at this time, that the Euro will have a material impact on the competitive environment in which Guidant operates or a significant impact on Guidant’s fundamental risk management philosophy. Any costs incurred associated with the adoption of the Euro will be expensed as incurred, and are not anticipated to be material to Guidant’s results of operations, financial condition, or liquidity.

REGULATORY AND OTHER MATTERS

Government and private sector programs designed to reduce healthcare costs, including coverage and payment policies, pricing regulations, competitive pricing, and various types of managed-care arrangements, exist in the U.S. and in several countries where the Company does business. These policies and programs require healthcare providers to put significant emphasis on the delivery of more cost-effective medical therapies. Although management believes the Company is well positioned to respond to this worldwide trend toward cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and further changes in the marketplace preclude the Company from predicting the impact on future operating results.

      The Company’s products are subject to extensive regulation in the U.S. by the FDA and certain state authorities and internationally by foreign governmental authorities. The Company must obtain specific clearance from the FDA before it can market products in the U.S. The process of obtaining such clearances can be onerous and costly, and there is no assurance that all clearances sought by the Company will be granted on a timely basis, if at all. In addition, the Company’s products involving radiation are also subject to regulation by various federal, state, and foreign nuclear regulatory agencies.

      In recent years, many hospitals and other customers of medical device manufacturers have formed large purchasing groups to enhance purchasing power and become more cost-effective in the delivery of healthcare. The medical device industry has also consolidated rapidly to offer a broader range of products to these purchasers. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. While this enhanced purchasing power may further increase the pressure on product pricing, management is unable to estimate the potential future impact at this time.

      The operations of the Company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, the Company believes that the ongoing impact of compliance with environmental protection laws and regulations will not have a material impact on the Company’s financial position or results of operations.

      The Company operates in an industry susceptible to significant product liability claims. Such claims may be asserted against the Company in the future related to events not known at the present time. Management believes that its risk management practices, including insurance coverage, are adequate to protect the Company against any material product liability losses.

      From time to time, the Company is subject to claims of, and legal actions alleging, infringement by the Company of patent rights of others. (See Note 13 to the Consolidated Financial Statements.) While it is not possible to predict or determine the outcomes of legal actions brought against it, or to provide an estimate of any additional losses, if any, that may arise, the Company believes the costs associated with all of these actions will not have a material adverse effect on its consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period.

CAUTIONARY FACTORS

      Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document, are subject to risks and uncertainties, which may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors which may affect the Company’s operations are discussed in the previous section of this document labeled “Regulatory and Other” and the Company’s most recent reports on Form 10-K and 10-Q filed with the Securities and Exchange Commission including Exhibit 99.1 thereto. However, since it is not possible to foresee or identify all such factors, investors should not consider any list of such factors to be an exhaustive statement of all risks or uncertainties.

CONSOLIDATED STATEMENTS OF INCOME
GUIDANT CORPORATION AND SUBSIDIARIES

Year Ended December 31	2000	1999	1998

(In millions, except per-share data)

Net sales	$2,548.7	$2,352.3	$1,913.1

Cost of products sold	604.1	578.1	429.2

Gross profit	1,944.6	1,774.2	1,483.9

Research and development	353.2	323.0	287.5

Purchased research and development	—	49.0	118.7

Sales, marketing, and administrative	748.8	702.4	580.3

Merger-related costs	—	21.9	0.7

Foundation contribution	10.8	20.2	—

Interest, net	54.7	55.6	12.8

Royalties, net	50.5	40.1	44.6

Amortization	44.0	41.5	19.1

Other, net	(16.5)	(7.5)	6.0

Litigation settlement, net	(23.7)	—	269.2

Impairment charge	—	—	40.0

Impulse Dynamics charge	127.0	—	—

Income before income taxes and cumulative effect of change in accounting principle	595.8	528.0	105.0

Income taxes	221.5	183.5	129.8

Income (loss) before cumulative effect of change in accounting principle	374.3	344.5	(24.8)

Cumulative effect of change in accounting principle, net	—	(3.3)	—

Net income (loss)	$374.3	$341.2	($24.8)

Earnings (loss) per share – basic

Income (loss) before cumulative effect of change in accounting principle	$1.24	$1.15	($0.08)

Cumulative effect of change in accounting principle, net	—	(0.01)	—

Earnings (loss) per share – basic	$1.24	$1.14	($0.08)

Earnings (loss) per share – diluted

Income (loss) before cumulative effect of change in accounting principle	$1.21	$1.11	($0.08)

Cumulative effect of change in accounting principle, net	—	(0.01)	—

Earnings (loss) per share – diluted	$1.21	$1.10	($0.08)

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
GUIDANT CORPORATION AND SUBSIDIARIES

December 31	2000	1999

(Dollars in millions, except share data)

ASSETS

Current Assets

Cash and cash equivalents	$163.0	$27.8

Short-term investments	5.6	—

Accounts receivable, net of allowances of $18.3 (2000) and $15.5 (1999)	587.8	476.2

Other receivables	23.4	16.5

Inventories	225.6	242.7

Deferred income taxes	137.1	120.2

Prepaid expenses	19.8	32.7

Total Current Assets	1,162.3	916.1

Other Assets

Goodwill, net of allowances of $132.8 (2000) and $105.6 (1999)	451.3	467.7

Other intangible assets, net of allowances of $47.7 (2000) and $31.0 (1999)	191.2	199.7

Deferred income taxes	52.0	70.1

Investments	38.7	46.8

Sundry	50.4	35.3

	783.6	819.6

Property and equipment, net	575.5	514.5

	$2,521.4	$2,250.2

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable	$59.2	$68.7

Employee compensation	126.8	108.6

Other liabilities	139.3	179.2

Income taxes payable	83.9	22.0

Short-term debt	300.0	360.0

Total Current Liabilities	709.2	738.5

Noncurrent Liabilities

Long-term debt	508.9	527.7

Other	119.8	116.7

	628.7	644.4

Commitments and contingencies	—	—

Shareholders’ Equity

Common stock, no par value:

Authorized shares: 1,000,000,000	214.9	192.9

Issued shares: 308,476,000 (2000) 307,456,000 (1999)

Additional paid-in capital	167.8	257.2

Retained earnings	906.5	532.2

Deferred cost, ESOP	(35.4)	(38.5)

Treasury stock, at cost:

Shares: 1999 – 616,968	—	(32.8)

Accumulated other comprehensive income	(70.3)	(43.7)

	1,183.5	867.3

	$2,521.4	$2,250.2

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
GUIDANT CORPORATION AND SUBSIDIARIES

	Common Stock		Additional
			Paid-In	Retained
(Dollars in millions, except share data)	Issued Shares	Amount	Capital	Earnings

December 31, 1997	306,781,000	$192.5	$310.7	$223.1

Comprehensive loss:

Net loss				(24.8)

Other comprehensive income, net of tax:

Unrealized loss on investments

Currency translation adjustments

Other comprehensive income

Comprehensive loss

Issuance of common stock under stock plans	201,000		(43.5)

Cash dividends ($0.025 per share)				(7.3)

Repurchase of common stock

ESOP transactions			20.3

Tax benefits from employee stock options			11.4

December 31, 1998	306,982,000	192.5	298.9	191.0

Comprehensive income:

Net income				341.2

Other comprehensive loss, net of tax:

Reclassification adjustment for gains included in net income of $6.0, net of $2.2 tax

Currency translation adjustments

Other comprehensive loss

Comprehensive income

Issuance of common stock under stock plans	474,000	0.4	(103.8)

Repurchase of common stock

ESOP transactions			20.3

Tax benefits from employee stock options			41.8

December 31, 1999	307,456,000	192.9	257.2	532.2

Comprehensive income:

Net income				374.3

Other comprehensive loss, net of tax:

Currency translation adjustments

Minimum pension liability

Unrealized loss on foreign exchange contracts

Other comprehensive loss

Comprehensive income

Issuance of common stock under stock plans	1,020,000	22.0	(193.8)

Repurchase of common stock

ESOP transactions			22.7

Tax benefits from employee stock options			81.7

December 31, 2000	308,476,000	$214.9	$167.8	$906.5

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Accumulated
	Deferred Cost, ESOP			Other
			Treasury	Comprehensive
(Dollars in millions, except share data)	Shares	Amount	Stock	Income/(Loss)	Total

December 31, 1997	(6,870,000)	($45.8)	($10.8)	($27.7)	$642.0

Comprehensive loss:

Net loss					(24.8)

Other comprehensive income, net of tax:

Unrealized loss on investments				(0.4)

Currency translation adjustments				7.9

Other comprehensive income					7.5

Comprehensive loss					(17.3)

Issuance of common stock under stock plans			61.4		17.9

Cash dividends ($0.025 per share)					(7.3)

Repurchase of common stock			(77.6)		(77.6)

ESOP transactions	676,000	4.5			24.8

Tax benefits from employee stock options					11.4

December 31, 1998	(6,194,000)	(41.3)	(27.0)	(20.2)	593.9

Comprehensive income:

Net income					341.2

Other comprehensive loss, net of tax:

Reclassification adjustment for gains included in net income of $6.0, net of $2.2 tax				(3.8)

Currency translation adjustments				(19.7)

Other comprehensive loss					(23.5)

Comprehensive income					317.7

Issuance of common stock under stock plans			147.1		43.7

Repurchase of common stock			(152.9)		(152.9)

ESOP transactions	433,000	2.8			23.1

Tax benefits from employee stock options					41.8

December 31, 1999	(5,761,000)	(38.5)	(32.8)	(43.7)	867.3

Comprehensive income:

Net income					374.3

Other comprehensive loss, net of tax:

Currency translation adjustments				(13.6)

Minimum pension liability				(3.2)

Unrealized loss on foreign exchange contracts				(9.8)

Other comprehensive loss					(26.6)

Comprehensive income					347.7

Issuance of common stock under stock plans			270.8		99.0

Repurchase of common stock			(238.0)		(238.0)

ESOP transactions	453,000	3.1			25.8

Tax benefits from employee stock options					81.7

December 31, 2000	(5,308,000)	($35.4)	$—	($70.3)	$1,183.5

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
GUIDANT CORPORATION AND SUBSIDIARIES

Year ended December 31	2000	1999	1998

(Dollars in millions)

Cash Provided by Operating Activities

Net income (loss)	$374.3	$341.2	($24.8)

Adjustments to Reconcile Net Income (Loss) to Cash

Provided by Operating Activities:

Depreciation	89.1	78.2	55.7

Amortization of goodwill and other intangible assets	44.0	41.5	19.1

Provision for inventory and other losses	46.4	36.0	38.9

Impairment charges	—	—	40.0

Purchased research and development expense	—	49.0	118.7

Impulse Dynamics charge	127.0	—	—

Other noncash expenses, net	34.5	12.1	(40.6)

	715.3	558.0	207.0

Changes in Operating Assets and Liabilities

Receivables, increase	(139.4)	(32.2)	(65.9)

Inventories, increase	(32.5)	(26.8)	(92.5)

Prepaid expenses, decrease (increase)	3.3	(13.0)	(0.9)

Accounts payable and accrued liabilities, increase (decrease)	10.7	(27.1)	27.4

Income taxes payable, increase (decrease)	144.4	195.2	(29.8)

Other liabilities, (decrease) increase	(54.4)	(53.4)	18.6

Payable to Sulzer Medica	—	(200.0)	200.0

Net Cash Provided by Operating Activities	647.4	400.7	263.9

Investing Activities:

Purchases of available-for-sale investments	(4.6)	(10.3)	(59.4)

Sale/maturity of investments	13.1	55.0	88.6

Purchases of held-to-maturity investments	—	—	(5.3)

Additions of property and equipment, net	(159.9)	(175.1)	(117.6)

Additions of other assets, net	(14.0)	(43.7)	(68.7)

Purchase of Impulse Dynamics option	(127.0)	—	—

Acquisitions, net of cash acquired	—	(538.9)	(180.7)

Net Cash Used for Investing Activities	(292.4)	(713.0)	(343.1)

Financing Activities:

(Decrease) increase in borrowings, net	(76.0)	440.4	145.9

Dividends	—	—	(7.4)

Purchase of common stock and other capital transactions	(145.5)	(116.0)	(64.6)

Net Cash (Used for) Provided by Financing Activities	(221.5)	324.4	73.9

Effect of Exchange Rate Changes on Cash	1.7	(1.6)	0.2

Net Increase (Decrease) in Cash and Cash Equivalents	135.2	10.5	(5.1)

Cash and Cash Equivalents at Beginning of Year	27.8	17.3	22.4

Cash and Cash Equivalents at End of Year	$163.0	$27.8	$17.3

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
GUIDANT CORPORATION AND SUBSIDIARIES (Dollars in millions, except per share data)

Note 1 – Business and Nature of Operations

A pioneer in emerging therapies for cardiovascular and vascular disease, Guidant Corporation (Guidant or the Company) is a global leader in the medical technology industry. The Company provides cost-effective, minimally-invasive products and services designed to improve clinical outcomes and prolong life with quality. Guidant offers: i) coronary and peripheral stent systems, balloon dilatation catheters, and related accessories used for opening blocked arteries; ii) implantable defibrillator systems, which are used to detect and treat abnormally fast heart rhythms (tachycardia); iii) implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) implantable cardiac resynchronization therapy for the treatment of heart failure; v) products for use in minimally invasive endovascular procedures, including the treatment of abdominal aortic aneurysms (AAA); vi) products to perform leading edge cardiac surgery procedures known as Off Pump Coronary Revascularization with Endoscopic Saphenous vein harvesting (OPCRES); and vii) intravascular radiotherapy systems for artery disease. Guidant has principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets.

Note 2 – Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of Guidant and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

      Revenue Recognition: Revenue from the sale of products is primarily recognized at the time product is shipped to customers. The Company allows customers to return defective or damaged products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. The Company maintains consigned inventory at customer locations for certain products. For these products, revenue is recognized when the product is used. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance. In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements, which summarizes the SEC staff’s views regarding the recognition and reporting of revenues in certain transactions. The adoption of SAB No. 101 in the fourth quarter of 2000 did not have a material impact on the Company’s results of operations or financial position.

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

      Foreign Currency Translation: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into United States dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as “other, net”. Adjustments arising from the translation of net assets located outside the United States (gains and losses) are shown as a component of accumulated other comprehensive income.

      Risk Management Contracts: In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. The Company adopted the new pronouncement effective October 1, 2000. This pronouncement establishes accounting and reporting standards for derivative financial instruments and hedging activities. SFAS No. 133 requires, among other things, the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

      The adoption of SFAS No. 133 did not have a material effect on the earnings and financial position of the Company. As a result of adopting SFAS No. 133, the Company has discontinued its use of foreign exchange option contracts and is now utilizing foreign exchange forward contracts with major international financial institutions.

      In the normal course of business, the Company employs foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates. Forward contracts for forecasted transactions are designated as cash flow hedges and recorded as assets or liabilities on the balance sheet at their fair value. Changes in the contract’s fair value are recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. The ineffective portion of a contract’s change in fair value is immediately recognized in earnings. These gains and losses are classified in the income statement consistent with the accounting treatment of the item being hedged. Forward contracts hedging specific foreign currency denominated assets or liabilities are recorded at their fair value with the related gains and losses included in “other, net” on the income statement. Results of these contracts offset in full or in part the natural gains and losses stemming from the normal mark to market of the underlying balance sheet exposure.

      Prior to the adoption of SFAS 133, as amended, on October 1, 2000, the Company also utilized foreign exchange option contracts to manage its exposure to fluctuations in foreign currency exchange. Prepaid option premiums were recorded on the balance sheet as other assets. All foreign exchange option contracts matured by December 31, 2000.

      Cash and Cash Equivalents: All highly liquid investments, generally with original maturities of three months or less, are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

      Investments: Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Held-to-maturity investments consist principally of government debt securities that management has the intent and ability to hold until maturity. These securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income. Realized gains are calculated based on the specific identification method and recorded in “other, net” on the income statement. All other equity securities are accounted for under the cost method.

      Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Inventories at December 31 consisted of the following:

	2000	1999

Finished products	$133.0	$135.1

Work in process	44.0	39.9

Raw materials and supplies	48.6	67.7

	$225.6	$242.7

      Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods of up to 23 years remain. Goodwill and other intangible assets consisted of the following (amounts net of accumulated amortization):

	2000	1999

Goodwill Intermedics, Inc.	$274.0	$281.4

Advanced Cardiovascular Systems, Inc.	106.7	111.2

InControl, Inc.	58.8	63.3

Other	11.8	11.8

	$451.3	$467.7

Other Intangibles
Intermedics, Inc.	$118.0	$127.0

Other licensed technologies/ distribution agreements	73.2	72.7

	$191.2	$199.7

      Long-Lived Assets: Management periodically reviews the carrying amount of goodwill and other intangible assets to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company’s policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

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

	2000	1999

Land	$32.1	$29.7

Buildings	297.2	256.9

Equipment	570.8	463.6

Construction in progress	79.1	96.2

	979.2	846.4

Less allowances for depreciation	403.7	331.9

	$575.5	$514.5

      Income Taxes: All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

      Earnings Per Share: EPS-basic is computed by dividing net income by the weighted average common shares outstanding during the year. EPS-diluted represents net income divided by the total of the weighted average common shares outstanding plus potential dilutive instruments such as stock options. The effect of stock options on EPS-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period.

      Stock-Based Compensation: The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

      Use of Estimates: Preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

      Reclassifications: Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

Note 3 – Acquisitions, Mergers, and Disposal

Intermedics, Inc.: On February 1, 1999, the Company completed its acquisition of the electrophysiology business of Sulzer Medica, Ltd., which includes Intermedics, Inc. (Intermedics), a manufacturer and distributor of bradycardia pacemakers, for $770 million in cash, net of post closing adjustments. The acquisition was accounted for using the purchase method. The consolidated financial statements include the Intermedics operating results from the date of acquisition. The aggregate amount paid includes $200 million required to settle the Company’s intellectual property litigation with Intermedics, which was payable regardless of the consummation of the acquisition. This litigation settlement charge was recorded in 1998.

      Intangible assets acquired related to developed technology, the customer sales and service network, the assembled work force, and the excess of cost over net assets acquired (goodwill) will be amortized over their estimated useful lives, ranging from ten to twenty years. The final purchase price allocation is as follows:

Litigation settlement	$200

Developed technology	28

Purchased research and development	49

Sales network and assembled workforce	101

Net tangible assets	89

Excess of cost over net assets acquired	303

$770

      The Company recorded $83 million of liabilities related to the announced closing of the acquired facilities and termination of various Intermedics contractual commitments. These liabilities recorded are included in net tangible assets and include the following:

		Balance	Balance
		at	at
	Original	Dec. 31,	Dec. 31,
	Accrual	1999	2000

Workforce reductions	$39	$9	$—

Other exit costs	44	9	4

	$83	$18	$4

      The Company recorded a $49.0 million charge at the time of the acquisition related to the ascribed value of Intermedics’ in-process technology. The valuation of this technology was based upon guidelines provided by the staff of the Securities and Exchange Commission and involved an analysis of those projects which had not reached technological feasibility and had no alternative future use. This charge reflected the unproven status of these technologies.

      CardioThoracic Systems, Inc.: On November 15, 1999, the Company completed its acquisition of CardioThoracic Systems, Inc. (CTS), in a tax-free stock-for-stock transaction. CTS has developed a broad range of products to advance the field of less invasive cardiac surgery and has pioneered the cardiac artery bypass grafting procedure performed on a beating heart.

      The business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.3611 shares of Guidant common stock for each share of CTS common stock. Approximately 5.3 million shares of Guidant common stock were issued in connection with the CTS merger. In addition, CTS’ outstanding stock options were converted into options to acquire approximately 0.8 million shares of Guidant common stock. The Company recorded costs of $21.9 million in connection with the acquisition of CTS, which includes approximately $8.1 million in transaction costs and integration costs of approximately $13.8 million. Estimated costs include those typical in a merging of operations and relate to, among other things, the integration of various contractual commitments and management rationalization. Approximately $7.4 million of the liabilities remained at December 31, 1999, and all costs have been expended as of December 31, 2000.

      General Surgery: Management’s strategic redirection away from general surgery to cardiovascular applications was announced in 1996. As a result of this decision, on July 7, 1999, the Company reached a definitive agreement to sell the assets related to its general surgery product line. The financial impact of the disposal is not material to the consolidated financial statements and is included in “other, net” in the income statement. The sale does not include any of the products for cardiac surgery applications, including products for endoscopic saphenous vein harvesting. Under the terms of the agreement, the Company retained the ability to apply certain of the technologies that were transferred as part of the transaction to cardiac and vascular surgery products that were either in development or will be developed in the future.

      InControl, Inc.: On September 15, 1998, Guidant completed its cash tender offer for all of the outstanding common shares of InControl, Inc. (InControl), at a total cost of $137.5 million. InControl was a pioneer in the development of device technology for the treatment of atrial arrhythmias. The acquisition was accounted for under the purchase method and resulted in a pre-tax charge of $90.0 million related to the appraised value of in-process research and development. This charge reflects the unproven status of the technology at the time of the acquisition. Goodwill of approximately $70 million recorded in this acquisition is being amortized using the straight-line method over fifteen years. The results of InControl’s operations have been included in the Company’s consolidated results of operations from the date of acquisition.

Note 4 – Special Items and Intellectual Property Agreement

      In April 2000, Guidant obtained an exclusive option from Impulse Dynamics to acquire emerging cardiovascular technology for the treatment of heart failure. Under the terms of the agreement, Guidant paid Impulse Dynamics $125.0 million for the exclusive right to evaluate experimental therapies for the treatment of heart failure currently under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and will not exercise its option to acquire these rights to certain experimental heart therapies. As a result, a charge of $127.0 million relating to the unexercised option and related expenses was recognized in the fourth quarter of 2000.

      On February 8, 1999, a jury found that Origin MedSystems, Inc., a wholly owned subsidiary of Guidant, had infringed a patent of General Surgical Innovations, Inc. (GSI). The jury awarded $12.9 million in damages to GSI. While the Company appealed the jury’s decision, an additional accrual of $9.2 million was recorded in the fourth quarter of 1998 to provide for this potential loss. In the third quarter of 2000 the Federal Circuit Court overturned the ruling and the Company reversed the $12.9 million accrual.

      As a result of the 1999 Court decision in the GSI litigation, and due to management’s strategic redirection of this business away from general surgery to cardiovascular applications announced in 1996, Guidant assessed the recoverability of Guidant’s general surgery assets using an undiscounted cash flow analysis performed in accordance with SFAS No. 121. Guidant’s revised analysis indicated that a reduced level of future cash flows was likely and a non-cash impairment write-down of $40.0 million was recognized in the fourth quarter of 1998.

      In April 1998, the Company entered into an agreement with C.R. Bard, Inc., that settled two patent infringement lawsuits and granted Guidant paid-up licenses to certain patents. As a result of this agreement, Guidant recorded a pre-tax charge of $60.0 million. An additional $40.0 million was capitalized in other intangible assets and is being amortized over the remaining useful life of the patents.

Note 5 – Stock Plans

Stock Plans: The Company may periodically grant nonqualified stock options and restricted stock grants to outside members of its Board of Directors and consultants and may grant incentive stock options, nonqualified stock options, and restricted stock grants to employees, including executive officers of the Company. Grants to employees are consistent with Guidant’s commitment to recognize and reward employees and enable them to participate as shareholders.

      Stock options are granted at 100% of the fair market value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors vest and become fully exercisable one year from the date of grant. The majority of other stock options granted by the Company vest and become fully exercisable three to five years from the date of grant or vest in increments over three to five years.

      At December 31, 2000, there were approximately 25.9 million additional shares available for grant under the Company’s stock plans.

      The per-share weighted-average fair value of stock options granted in 2000, 1999, and 1998 was $26.25, $26.32, and $14.69, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2000	1999	1998

Risk-free interest rate	6.7%	5.1%	5.6%

Dividend yield	—	—	0.1%

Volatility factor	35.5%	36.3%	31.1%

Option life	7 years	7 years	7 years

Stock option activity is summarized below:

	2000		1999

		Weighted-		Weighted-
		Average		Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at January 1	33,128,339	$30.32	28,606,860	$21.27

Granted	9,574,720	51.77	8,490,264	54.50

Exercised	(5,545,074)	16.28	(2,944,768)	10.68

Cancelled	(2,079,444)	43.35	(1,024,017)	37.65

Outstanding at December 31	35,078,541	$37.64	33,128,339	$30.32

Exercisable at December 31	16,207,080	$25.96	13,655,647	$16.16

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1998

		Weighted-
		Average
	Options	Exercise Price

Outstanding at January 1	22,576,728	$16.00

Granted	8,404,023	33.05

Exercised	(1,676,645)	7.39

Cancelled	(697,246)	25.13

Outstanding at December 31	28,606,860	$21.27

Exercisable at December 31	11,693,034	$10.81

Options Outstanding

		Weighted-
		Average	Weighted-
Range of		Remaining	Average
Exercise Prices	Outstanding	Life (Years)	Exercise Price

$3.63 – $10.00	2,908,208	4.5	$6.50

$10.01 – $17.00	3,333,321	5.8	$11.16

$17.01 – $30.00	1,228,472	6.5	$22.40

$30.01 – $39.00	11,239,006	7.1	$32.80

$39.01 – $71.00	16,369,534	8.6	$53.01

	35,078,541	7.4	$37.64

[Additional columns below]

[Continued from above table, first column(s) repeated]

Options Outstanding	Options Exercisable

		Weighted-
Range of		Average
Exercise Prices	Exercisable	Exercise Price

$3.63 – $10.00	2,906,628	$6.49

$10.01 – $17.00	3,273,818	$11.09

$17.01 – $30.00	1,139,600	$22.18

$30.01 – $39.00	6,372,307	$32.00

$39.01 – $71.00	2,514,727	$53.88

	16,207,080	$25.96

      Had compensation expense for stock options granted in 2000, 1999, and 1998 been recorded based on the fair market value at the grant date, the Company’s net income and earnings per share would have decreased by $93.0 million and $0.31, respectively, in 2000. Net income and income per share would have decreased by $75.9 million and $0.25, respectively, in 1999. Net loss and loss per share would have increased by $55.6 million and $0.19, respectively, in 1998. The pro forma impact on income assumes a forfeiture rate of approximately 10%. These pro forma amounts may not be representative of the effects on reported net income for future years.

      Shareholder Rights Plan: The Company has a shareholder rights plan that entitles all shareholders to a preferred stock purchase right. The purchase right entitles shareholders to purchase from the Company 1/400 of a share of Series A Preferred Stock at an exercise price of $10.88. The Company may redeem the rights for $0.0025 per right up to and including the tenth business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company’s general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring Company’s shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the Company’s general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company’s common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on October 17, 2004, unless redeemed earlier by the Company.

Note 6 – Earnings (Loss) Per Share

The following table sets forth the computation of earnings (loss) per share:

	2000	1999	1998

Income (loss) before cumulative effect of accounting change	$374.3	$344.5	$(24.8)

Cumulative effect of accounting change, net	—	(3.3)	—

Net income (loss)	$374.3	$341.2	$(24.8)

Weighted-average common shares outstanding	301.10	300.51	299.64

Effect of employee stock options	9.01	10.38	—

Weighted-average common shares outstanding and assumed conversions	310.11	310.89	299.64

Earnings (loss) per share — basic

Income (loss) before cumulative effect of accounting change	$1.24	$1.15	$(0.08)

Cumulative effect of accounting change, net	—	(0.01)	—

Earnings (loss) per share — basic	$1.24	$1.14	$(0.08)

Earnings (loss) per share — diluted

Income (loss) before cumulative effect of accounting change	$1.21	$1.11	$(0.08)

Cumulative effect of accounting change, net	—	(0.01)	—

Earnings (loss) per share —diluted	$1.21	$1.10	$(0.08)

Note 7 – Borrowings

As of December 31, the Company’s outstanding borrowings consisted of:

	2000	1999

Commercial paper	$246.7	$366.0

Bank borrowings	215.1	175.1

Long-term notes	347.1	346.6

	808.9	887.7

Less short-term portion	300.0	360.0

	$508.9	$527.7

      On February 11, 1999, the Company issued seven-year, 6.15% notes with a $350 million principal amount. At December 31, 2000, the Company had a $400 million facility that permits borrowings through August 2003 and a $550 million facility that permits borrowings through August 2001 that would be due and payable one year from that date. There are currently no outstanding borrowings under these arrangements, which carry a variable market rate of interest. Restrictive covenants in the borrowing agreements include limitations on additional borrowings, consolidations, mergers, certain sales of assets, and maintenance of certain financial performance measures. Compensating balances and commitment fees are not material in either year.

      Bank borrowings represent short-term borrowings with various commercial banks. Long-term debt is comprised of the long-term notes plus approximately $162 million in commercial paper and bank borrowings that the Company expects will remain outstanding throughout the next twelve months. At December 31, 1999, long-term debt was comprised of the long-term notes plus approximately $181 million in commercial paper and bank borrowings that the Company expected to remain outstanding for at least twelve months. The weighted average interest rate on borrowings outstanding at December 31, 2000, was 6.96% compared to 6.37% at December 31, 1999. Interest expense, which approximates cash payments of interest on borrowings, was $62.8 million, $60.8 million, and $17.6 million in 2000, 1999, and 1998, respectively.

Note 8 —Leases

The Company leases various manufacturing and office facilities and certain equipment under operating leases. Future minimum lease commitments are as follows:

2001	$29.9

2002	23.1

2003	18.7

2004	16.6

2005	13.5

Thereafter	4.6

$106.4

Rent expense for all leases, including contingent rentals, which were not material, amounted to approximately $34.8 million, $32.3 million, and $25.1 million for 2000, 1999, and 1998, respectively.

Note 9 – Income Taxes

Following is a summary of income before income taxes of U.S. and international operations:

	2000	1999	1998

United States	$369.7	$455.9	$82.1

International	226.1	72.1	22.9

	$595.8	$528.0	$105.0

Following is the composition of income tax expense:

	2000	1999	1998

Current:

Federal	$156.7	$162.1	$164.5

State	28.2	17.5	26.4

Foreign	35.4	37.1	9.9

Total currently payable	220.3	216.7	200.8

Deferred:

Federal	4.4	(26.8)	(64.7)

State	(1.5)	(0.8)	(3.7)

Foreign	(1.7)	(5.6)	(2.6)

Total deferred tax expense (benefit)	1.2	(33.2)	(71.0)

Income tax expense	$221.5	$183.5	$129.8

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

	2000	1999

Deferred tax assets:

Inventory and product-related reserves	$61.5	$53.0

Net operating loss, capital loss and credit carryforwards	75.6	38.3

Accrued liabilities	60.1	63.0

Acquisition of intangible assets	62.8	71.3

Other	—	0.7

	260.0	226.3

Valuation allowances	(46.4)	(12.4)

Total deferred tax assets	213.6	213.9

Deferred tax liabilities:

Property and equipment	(23.5)	(23.6)

Other	(1.0)	—

Total deferred tax liabilities	(24.5)	(23.6)

Deferred tax assets, net	$189.1	$190.3

Income taxes paid were $78.5 million, $10.6 million, and $233.7 million in 2000, 1999, and 1998, respectively.

Following is a reconciliation of the effective income tax rate:

	2000	1999	1998

United States federal statutory income tax rate	35.0%	35.0%	35.0%

Increase (decrease) in tax rate resulting from:

State income taxes, net of federal tax benefit	1.2	3.2	10.1

Effect of international operations	(5.4)	0.7	0.2

Research credit	(2.3)	(2.3)	(4.9)

Benefit from foreign sales corporation	(0.8)	(2.0)	(7.0)

Effect of impairment charges	—	—	11.0

Litigation settlement and nondeductible goodwill	1.8	5.0	59.5

Net operating losses and credit carryovers	(0.5)	(7.7)	21.9

Impulse Dynamics charge	6.2	—	—

Other, net	2.0	2.9	(2.2)

Effective income tax rate	37.2%	34.8%	123.6%

      No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($402.2 million at December 31, 2000) because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

      At December 31, 2000, approximately $70.9 million of federal and foreign tax losses were available for carryforward. Foreign loss carryforwards are subject to valuation allowances and certain restrictions, and generally expire within a period of three to fifteen years. At December 31, 2000, $100.6 million of capital losses were available for carryforward. This carryforward is subject to a valuation allowance and expires December 31, 2005. During 2000, $2.9 million of federal research and development credit valuation allowances were reduced following the publication of an Internal Revenue Code regulation which accelerates the utilization of pre-acquisition credit carryovers from the acquisition of CardioThoracic Systems, Inc., in 1999 and EndoVascular Technologies, Inc., in 1997.

Note 10 – Employee Benefit Plans

Employee Savings and Stock Ownership Plan: Guidant has created a defined contribution savings plan that covers its eligible United States employees. The plan includes both an employee savings component and an employee stock ownership component. The purpose of the plan is generally to provide additional financial security to employees during retirement.

      Participants in the plan may elect to contribute, on a before-tax basis, a certain percent of their annual salary. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes Guidant common stock in a fixed percentage of employees’ annual base pay to the plan regardless of whether the employee contributes to the plan.

      The Company established an Employee Stock Ownership Plan (ESOP) as a funding vehicle for the savings plan. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated to Guidant employees on a periodic basis until these shares are exhausted (approximately 2008, assuming the year-end price per share of Guidant common stock of $53.94 remains constant). At December 31, 2000, the ESOP held approximately 3.7 million shares allocated to employee accounts and 5.3 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders’ equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings (loss) per share. Compensation expense under these plans was $25.9 million, $23.4 million, and $25.0 million for 2000, 1999, and 1998, respectively.

      Retirement Plans: The Company sponsors The Guidant Retirement Plan (Plan) which is a frozen noncontributory defined benefit plan. Only certain employees who met eligibility requirements at the date the Plan was frozen continue to accrue benefits for projected future salary increases under the Plan.

      The Company’s funding policy for the Plan is consistent with United States employee benefit and tax-funding regulations. Plan assets, which are maintained in a trust, consist primarily of equity and fixed income instruments. The Plan assets exceed the benefit obligation for this Plan.

      The Company also sponsors the Guidant Excess Benefit Plan which is a non-qualified, unfunded plan for certain of its officers and key employees. The benefit obligation recognized in the financial statements for this plan was $5.8 million and $4.3 million at December 31, 2000 and 1999, respectively.

      The Company recognized a net pension credit of approximately $1.0 million related to these plans for the years ended 2000 and 1998. These plans had no income statement impact in 1999.

      Certain employees outside the United States participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the above information. Expenses attributable to the employees at these locations are included in the results of operations and totaled $4.4 million, $4.1 million, and $2.6 million in 2000, 1999, and 1998, respectively.

      In addition, U.S. and Puerto Rico employees of the Company are eligible to receive specified Company paid healthcare retirement benefits. This plan was established in 2000 and resulted in expense of $2.5 million.

Note 11 – Segment Information

The Company manages its business on the basis of one reportable segment: the development, manufacture, and marketing of therapeutic medical technologies for the treatment of cardiovascular and vascular diseases. Guidant’s chief operating decision makers use consolidated results to make operating and strategic decisions. See Note 1 for a brief description of the Company’s business.

Year Ended December 31	2000	1999	1998

Geographic Information

Net Sales(1):

United States	$1,814.0	$1,651.2	$1,403.8

International	734.7	701.1	509.3

	$2,548.7	$2,352.3	$1,913.1

Long-lived assets:

United States	$523.5	$467.6

International	52.0	46.9

	$575.5	$514.5

Classes of Similar Products:

Vascular intervention	$1,221.2	$1,227.1	$1,002.2

Cardiac rhythm management	1,206.7	1,048.6	824.6

Cardiac & vascular surgery	120.8	76.6	86.3

	$2,548.7	$2,352.3	$1,913.1

(1)	Revenues are attributed to countries based on location of the customer.

No single customer represents over 10% of the Company’s consolidated sales.

Note 12 – Financial Instruments

In the normal course of business, operations of the Company are exposed to continuing fluctuations in currency values and short-term interest rates. The Company’s objective is to reduce earnings volatility associated with these fluctuations to allow management to focus on core business issues. Accordingly, the Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company’s derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative purposes.

      Foreign Exchange Risk Management: A portion of the Company’s cash flows is derived from transactions denominated in foreign currencies (principally the currencies of Western Europe and Japan). The United States dollar value of transactions denominated in foreign currencies fluctuates as the United States dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward contracts with major international financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases. These contracts also hedge intercompany loans, payables, and receivables. The Company’s foreign exchange contracts do not subject it to material risk due to exchange rate movements, because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged.

      No components of the contracts are excluded in the measurement of hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the foreign exchange contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2000. The Company recognized a $4.1 million gain from foreign exchange contracts which ceased to qualify as cash flow hedges in 2000. The unrealized loss on foreign exchange contracts of $14.9 million, net of taxes of $5.1 million, was included as a separate component of accumulated other comprehensive income in 2000. The Company anticipates that all gains and losses in accumulated other comprehensive income related to foreign exchange contracts will be reclassified into earnings by December 2001. At December 31, 1999, the Company had contracts in the notional amounts of $250.8 million of purchased foreign currency option contracts and $92.5 million of forward exchange contracts.

      Concentrations of Credit Risk: Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign exchange contracts, and trade receivables. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution. Hospitals and other health-care providers account for a substantial portion of the trade receivables. Collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business.

      The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes credit risk exposure to such contracts is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

      Financial Instruments: The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short-term maturities. The cost and estimated fair values of the Company’s other significant financial instruments are as follows:

	2000		1999

		Fair		Fair
	Cost	Value	Cost	Value

Assets

Available-for-sale securities	$0.5	$0.2	$1.2	$1.2

Held-to-maturity securities	26.1	24.7	31.0	27.2

Other investments	18.0	18.0	14.6	14.6

Liabilities

Long-term notes	$347.1	$330.2	$346.6	$329.0

Foreign exchange contracts	$—	($16.1)	$5.7	$7.2

      The Company determines fair values primarily based on quoted market values. A reasonable estimate of fair value was made using available market and financial information for long-term investments which have no quoted market prices and are accounted for on a cost basis. The fair value of long-term debt was based on the current market rates for debt of similar maturity. The estimated fair values of foreign exchange contracts are calculated using pricing models used widely in financial markets and include all foreign exchange contracts regardless of hedge designation. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

      The gross unrealized losses associated with available-for-sale securities of $0.3 million, net of taxes of $0.1 million, were included as a separate component of accumulated other comprehensive income in 2000. There were no gross unrealized gains or losses associated with available-for-sale securities in 1999. Sales of available-for-sale securities were $8.5 million, $25.9 million, and $14.1 million with associated gains of $5.3, $0, and $1.3 million in 2000, 1999, and 1998, respectively.

      During 1999, the Company recognized a gain of $16.6 million on an equity investment as a result of a tax-free stock-for-stock exchange and contributed this investment to the Guidant Foundation. The contribution of $20.2 million was recognized in expense in 1999. The Guidant Foundation is a non-profit entity that funds charitable activities.

Note 13 – Contingencies

The Company is a party to various legal actions that have arisen in the normal course of business. The following is a listing of cases in which Guidant is a defendant which are required to be disclosed under generally accepted accounting principles. A listing of additional cases is available in the Company’s most recent report on Form 10-K filed with the Securities and Exchange Commission.

      On October 3, 1997, Cordis Corporation (Cordis), a wholly owned subsidiary of Johnson & Johnson, filed suit against the Company and Advanced Cardiovascular Systems, Inc. (ACS), the Company’s wholly owned subsidiary, alleging that the sale of the ACS Multi-Link Coronary Stent System infringes the Palmaz/Schatz patents owned by Cordis. In addition, on December 2, 1997, Cordis filed suit against ACS alleging that the ACS RX Rocket Coronary Dilatation Catheter infringes the Pinchuk patents owned by Cordis. On April 3, 2000, the parties agreed to dismiss all patent litigation between them and resolve remaining disputes in future arbitration proceedings. As part of the agreement, the parties received licenses to the other’s patents involved in the disputes. The arbitration proceedings will determine what, if any, payments need to be made. In the arbitration proceeding regarding the Palmaz/Schatz patents, Cordis is allowed to assert a limited number of claims from the following United States patents: 5,102,417; 4,733,762; and 5,902,332. The timing of the arbitration hearing will depend on the timing of the lawsuits filed by Cordis against Boston Scientific Corporation (BSC) and Medtronic AVE, Inc., on the Palmaz/Schatz patents. In the arbitration proceeding regarding the Pinchuk patents, Cordis is allowed to assert a limited number of claims from the following United States patents: 5,156,612; 5,304,197; 5,449,371; and 5,738,653. The arbitration process regarding the Pinchuk patents began in October 2000 and the arbitration hearing is expected to take place in the second half of 2001.

      On November 6, 1997, Medtronic, Inc. (Medtronic), filed suit against ACS in the District Court of Minnesota, alleging that the ACS RX Multi-Link Coronary Stent System infringes a patent owned by Medtronic. Trial by jury commenced on October 18, 1999, and in late November 1999, the court granted ACS’ and Guidant’s motions for a directed verdict of non-infringement. A Final Judgment of non-infringement was entered on January 12, 2000. Medtronic has appealed. A hearing on the appeal took place in January 2001. Medtronic filed a second complaint alleging the ACS Multi-Link OTW, the ACS Multi-Link RX Duet, the ACS Multi-Link OTW Duet and SoloTM Coronary Stent Systems and Megalink Peripheral Stent System infringed the same patent. In this new complaint, as well as the complaint in the earlier action, Medtronic is seeking injunctive relief and monetary damages. In view of the appeal in the first lawsuit, the parties have agreed to a stay of the second lawsuit pending the outcome of the appeal.

      On February 18, 1998, Arterial Vascular Engineering, Inc. (n/k/a Medtronic AVE, Inc.), filed suit against ACS in the District Court of Delaware alleging that the sale of the ACS Multi-Link Coronary Stent System infringes certain patents owned by Medtronic AVE. The suit is consolidated with a suit by ACS alleging infringement by Medtronic AVE of certain ACS stent patents. The Medtronic AVE complaint also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, Medtronic AVE is seeking injunctive relief, monetary damages, and to invalidate ACS stent patents asserted against Medtronic AVE. The Court has approved a joint motion to stay the litigation until September 2002.

      In a lawsuit originally filed against ACS on May 31, 1994, SciMed Life Systems, Inc. (SciMed), a subsidiary of BSC, alleged that the ACS RX EclipseTM Coronary Dilatation Catheter and the ACS RX Multilink Coronary Stent System infringe certain patents owned by SciMed. On June 15, 1999, the Court entered an order granting a motion for summary judgment of non-infringement in favor of ACS. SciMed appealed this decision. On May 17, 2000, the Company and BSC agreed on a settlement structure covering all patent litigation pending between the two companies. As part of the settlement, the parties have agreed that SciMed’s appeal will continue and there may be a payment required based on the outcome of the appeal. The payment, if any, will not be material. A hearing on SciMed’s appeal occurred on October 2, 2000.

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

      Further, additional claims may be asserted in the future relative to events currently unknown to management. Management believes that the Company’s risk management practices, including insurance coverage, are reasonably adequate to protect against potential product liability losses.

Note 14: Selected Quarterly Information (Unaudited)

The following table summarizes the Company’s operating results by quarter:

	2000

	Fourth	Third	Second	First

Net sales	$648.8	$600.8	$668.4	$630.7

Cost of products sold	151.8	149.2	162.3	140.8

Gross profit	497.0	451.6	506.1	489.9

Research and development	88.2	85.6	93.0	86.4

Purchased research and development	—	—	—	—

Sales, marketing, and administrative	197.9	173.4	191.9	185.6

Merger-related costs	—	—	—	—

Impulse Dynamics charge	127.0	—	—	—

Foundation contribution	—	—	—	10.8

Litigation settlement, net	—	(12.9)	—	(10.8)

Interest, net	11.9	14.0	15.4	13.4

Royalties, net	11.7	10.3	14.5	14.0

Amortization	10.8	10.3	11.4	11.5

Other, net	(8.1)	(7.1)	(1.6)	0.3

Income before income taxes and cumulative effect of accounting change	57.6	178.0	181.5	178.7

Income taxes	49.2	55.2	57.2	59.9

Income before cumulative effect of accounting change, net	8.4	122.8	124.3	118.8

Cumulative effect of accounting change, net	—	—	—	—

Net income	$8.4	$122.8	$124.3	$118.8

Earnings per share – basic	$0.03	$0.41	$0.41	$0.39

Weighted average common shares outstanding – basic	302.05	301.10	300.78	300.89

Earnings per share – diluted	$0.03	$0.40	$0.40	$0.38

Weighted average common shares outstanding – diluted	309.40	310.32	309.24	311.90

Common stock prices:

High	$70.88	$71.81	$66.63	$75.38

Low	$47.63	$45.56	$44.44	$44.00

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1999

	Fourth(1)	Third	Second	First

Net sales	$576.1	$569.0	$610.8	$596.4

Cost of products sold	125.6	143.7	160.1	148.7

Gross profit	450.5	425.3	450.7	447.7

Research and development	79.8	76.5	81.7	85.0

Purchased research and development	—	—	—	49.0

Sales, marketing, and administrative	181.3	169.7	174.8	176.6

Merger-related costs	21.9	—	—	—

Impulse Dynamics charge	—	—	—	—

Foundation contribution	—	20.2	—	—

Litigation settlement, net	—	—	—	—

Interest, net	13.9	14.6	15.0	12.1

Royalties, net	6.8	7.3	12.0	14.0

Amortization	11.2	10.9	10.7	8.7

Other, net	(1.1)	0.2	6.3	(12.9)

Income before income taxes and cumulative effect of accounting change	136.7	125.9	150.2	115.2

Income taxes	41.2	20.1	58.6	63.6

Income before cumulative effect of accounting change, net	95.5	105.8	91.6	51.6

Cumulative effect of accounting change, net	—	—	—	(3.3)

Net income	$95.5	$105.8	$91.6	$48.3

Earnings per share – basic	$0.32	$0.35	$0.30	$0.16

Weighted average common shares outstanding – basic	300.70	300.54	300.48	300.31

Earnings per share – diluted	$0.31	$0.34	$0.29	$0.15

Weighted average common shares outstanding – diluted	309.88	311.16	310.75	311.76

Common stock prices:

High	$59.50	$63.13	$66.63	$69.88

Low	$41.00	$46.00	$45.00	$48.88

(1)	Cost of products sold in the fourth quarter of 1999 includes a reversal of $6.5 million of reserves for warranty expense previously recognized during 1999, and $7.7 million recognized in a prior year. These adjustments were prompted by a review of the warranty estimation methodology used by Intermedics. This benefit was partially offset by $7.2 million in costs related to new product start-up costs as well as facility ramp-down expenses associated with the Intermedics and general surgery manufacturing facilities.

SELECTED CONSOLIDATED FINANCIAL DATA
GUIDANT CORPORATION AND SUBSIDIARIES

Year Ended December 31	2000(1)	1999(1)	1998(2)	1997(3)	1996(4)

(In millions, except per-share and other data)

Operations

Net sales	$2,548.7	$2,352.3	$1,913.1	$1,337.6	$1,049.8

Cost of products sold	604.1	578.1	429.2	326.8	316.7

Gross profit	1,944.6	1,774.2	1,483.9	1,010.8	733.1

Research and development	353.2	323.0	287.5	219.1	176.1

Purchased research and development	—	49.0	118.7	57.4	—

Sales, marketing, and administrative	748.8	702.4	580.3	458.3	335.4

Net income (loss)	$374.3	$341.2	($24.8)	$122.9	$36.2

Earnings (loss) per share — basic	$1.24	$1.14	($0.08)	$0.41	$0.12

Earnings (loss) per share — diluted	$1.21	$1.10	($0.08)	$0.40	$0.12

Weighted-average shares outstanding — diluted	310.11	310.89	299.64	304.81	299.82

Cash dividends declared per share	—	—	$0.025	$0.025	$0.025

December 31	2000	1999	1998	1997	1996

Financial Position

Working capital	$453.1	$177.6	$202.0	$138.7	$182.1

Current ratio	1.6:1	1.2:1	1.3:1	1.3:1	1.6:1

Capital expenditures, net	159.9	175.1	117.6	79.0	66.3

Total assets	2,521.4	2,250.2	1,619.3	1,294.3	1,108.6

Borrowings	808.9	887.7	444.5	293.7	363.9

Borrowings as a percentage of total capitalization	40.6%	50.6%	42.8%	31.4%	40.0%

Shareholders' equity	1,183.5	867.3	593.9	642.0	546.2

Book value per share	$3.82	$2.79	$1.98	$2.11	$1.82

Other Data

Effective income tax rate(5)	32.0%	35.4%	36.8%	40.6%	44.2%

Full-time employee equivalents	10,452	9,157	7,654	6,143	5,147

Common shareholders of record	5,797	6,151	4,761	3,873	3,185

(1)	See Financial Highlights for a description of the special items in 2000 and 1999.

(2)	Net income and EPS include: (i) purchased research and development charges of $118.7 million recorded in conjunction with the acquisitions of InControl, Inc. (InControl) and NeoCardia, LLC (NeoCardia), (ii) a $0.7 million restructuring charge in connection with the closure of a German subsidiary of CardioThoracic Systems, Inc., (iii) a $200 million charge related to the settlement of litigation with Sulzer Medica, Ltd., (iv) a $60 million charge that settled lawsuits with C.R. Bard, Inc., (v) a $9.2 million expense related to patent infringement damages, and (vi) a $40 million non-cash impairment charge on general surgery goodwill related to the patent infringement damages. The tax impact of all special items was $66.3 million.

(3)	Net income and EPS include: (i) merger-related costs of $11.1 million in connection with the acquisition of EndoVascular Technologies, Inc., (EVT) (ii) a special contribution to the Guidant Foundation, Inc., of $11.5 million, (iii) a one-time gain of $23.2 million on the sale of an equity investment, (iv) a corporate legal reserve of $11.5 million, and (v) a purchased research and development charge of $57.4 million related to NeoCardia. The tax impact of these special items was $20.9 million. Reported net income also includes the cumulative effect of a change in accounting principle of $4.7 million, net of tax.

(4)	Net income and EPS include: (i) special obsolescence charges of $28.8 million recorded in cost of products sold and (ii) impairment charges on atherectomy-related goodwill and other intangible assets of $66.9 million. The tax impact of these special items was $11.6 million.

(5)	Excludes all special items.

REPORT OF MANAGEMENT

The management of Guidant Corporation is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based on judgments and estimates by management.

      Management maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management’s authorization. The design, monitoring, and revision of the system of internal accounting controls involves, among other things, management’s judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the control system is supported by the selection, retention, and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility, and formalized procedures. The system of internal accounting controls is periodically reviewed and modified in response to changing conditions. An internal audit staff regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

      In addition to the system of internal accounting controls, management maintains corporate policy guidelines that help monitor proper overall business conduct, possible conflicts of interest, compliance with laws, and confidentiality of proprietary information. The guidelines are documented in the Guidant Code of Business Conduct and are reviewed on a periodic basis with members of management worldwide.

      The Audit Committee of the Board of Directors, consisting solely of outside directors, recommends independent auditors for appointment and receives and reviews the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors, and the independent auditors to discuss audit activities, internal controls, and financial reporting matters. The internal auditors and the independent auditors have full and free access to the Audit Committee.

Ronald W. Dollens	Keith E. Brauer

President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Guidant Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Indianapolis, Indiana
January 30, 2001