Form 10-K, Exhibit 13
period 2001-12-31
GUIDANT CORP
filed 2002-03-21
CIK 929987

EXHIBIT 13

Portions of the Company’s 2001 Annual Report

Financial Highlights
Guidant Corporation
In millions, except per share data

					Growth
		As Adjusted		As Adjusted	As Adjusted
Year Ended December 31	2001	2001(1)	2000	2000(2)%

Net sales	$2,707.6	$2,707.6	$2,548.7	$2,548.7	6.2%

Gross profit	2,045.3	2,045.3	1,944.6	1,944.6	5.2%
% of Net sales		75.5%		76.3%

Research and development	381.4	381.4	353.2	353.2	8.0%
% of Net sales		14.1%		13.8%

Net income	484.0	509.2	374.3	491.5	3.6%
% of Net sales		18.8%		19.3%

Earnings per share — diluted	$1.58	$1.66	$1.21	$1.58	4.9%

(1)	Adjusted net income and earnings per share — diluted (EPS) exclude the effects of a fourth quarter pre-tax purchased research and development charge of $15.0 million pertaining to the acquisition of embolic protection device technology from Metamorphic Surgical Devices, LLC and a first quarter special charge for pre-tax expenses totaling $25.0 million for a field action related to the first-generation VENTAK® PRIZM™ Implantable Defibrillator and the voluntary recall of the ANCURE® ENDOGRAFT® System. The tax impact of these items was $14.8 million.

(2)	Adjusted net income and EPS exclude a pre-tax special item of $127.0 million related to the write-off of an Impulse Dynamics unexercised option. The tax pact of this item was $9.8 million.

See note 4 in the notes to the consolidated financial statements for further description of these items.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to 7 million cardiac and vascular patients worldwide. The Company, driven by a strong entrepreneurial culture of 10,000 employees, develops, manufactures, and markets a broad array of products and services that enable less-invasive care for some of life’s most threatening medical conditions. Guidant offers: i) coronary and peripheral stent systems, balloon dilatation catheters, and related accessories used to open blocked arteries; ii) implantable defibrillator systems used to detect and treat abnormally fast heart rhythms (tachycardia); iii) implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) implantable cardiac resynchronization therapy used to treat heart failure; v) products for use in less-invasive endovascular procedures, including the treatment of abdominal aortic aneurysms (AAA); vi) products to perform leading edge cardiac surgery procedures such as Off-Pump Coronary Revascularization with EndoScopic vessel harvesting (OPCRES); and vii) intravascular radiotherapy systems for artery disease. Guidant has principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms “the Company” and “Guidant” mean Guidant Corporation and its consolidated subsidiaries.

The following tables are summaries of the Company’s net sales and major expenses. For purposes of analysis and discussion herein, the Company employs the concepts of operating expenses and operating income. Operating expenses are defined as research and development and sales, marketing, and administrative expenses, excluding special items, as described below. Operating income is defined as gross profit less operating expenses, excluding special items.

	Year Ended December 31
	Dollars in millions

	2001	2000	1999(1)

Net sales	$2,707.6	$2,548.7	$2,352.3
Cost of products sold	662.3	604.1	551.9

Gross profit	2,045.3	1,944.6	1,800.4

Research and development	381.4	353.2	321.3
Sales, marketing, and administrative	835.4	748.8	699.2

Operating expenses	1,216.8	1,102.0	1,020.5

Operating income	$828.5	$842.6	$779.9

	As a Percent of Net Sales

	2001	2000	1999(1)

Net sales	100.0%	100.0%	100.0%
Cost of products sold	24.5	23.7	23.5

Gross profit	75.5	76.3	76.5

Research and development	14.1	13.8	13.6
Sales, marketing, and administrative	30.8	29.4	29.7

Operating expenses	44.9	43.2	43.3

Operating income	30.6%	33.1%	33.2%

(1)	Excludes the impact of Intermedics, Inc. (Intermedics) transition pay and the purchase accounting valuation adjustments of acquired Intermedics inventory for a total of $31.1 million.

Operating Results — 2001

The Company experienced 6% sales growth and earnings per share-diluted growth of 31% (5% excluding special items) for the year ended December 31, 2001. Several other important developments in 2001 will play a role in the prospects for future growth for the Company. Guidant made important progress in drug eluting stent development through its collaboration with Cook Incorporated (Cook) on paclitaxel-coated stents to be developed and manufactured by Cook and distributed by the Company. While further development of the actinomycin-D program has been halted following preliminary results of the ACTION trial, the Company continues to be active in identifying other drug alternatives internally and through external partnerships. While anticipated U.S. Food and Drug Administration (FDA) approval of Guidant’s heart failure product, the CONTAK CD™ System, was not received in 2001, the Company has reached a detailed agreement with the FDA that defines the regulatory path to approval. In the meantime, the acceptance of heart failure therapy was demonstrated in European markets where these technologies are approved for sale. Aside from the heart failure opportunity, implantable defibrillator market growth should be augmented by data gathered in MADIT II, a landmark study funded by Guidant that demonstrated the reduction in all-cause death rate through the implantation of defibrillators in heart attack survivors with weakened hearts. In addition to a sustained, industry leading investment in research and development as a percentage of sales, Guidant expanded global distribution manpower by 18% or 300 personnel over the past year. While the voluntary recall of the Company’s ANCURE® ENDOGRAFT® System for the treatment of abdominal aortic aneurysms negatively impacted sales during the year, Guidant’s relaunch of this product in the third quarter proved successful.

The Company had worldwide net sales of $2,707.6 million for the year ended December 31, 2001, reflecting an increase of $158.9 million or 6% over 2000. Growth on a constant currency basis was 8% or an additional $47.9 million in sales. Growth in unit volume of 15% increased net sales, while price declines decreased net sales 7%. Guidant’s sales performance was balanced geographically showing growth from all of its global operations compared to 2000. U.S. sales grew 4% and even with a negative currency impact, growth was 14% in Europe, 7% in Japan, and 11% in the remaining international geographies. 2001 sales were $1,889.1 million in the U.S., $494.9 million in Europe, $218.4 million in Japan, and $105.2 million in the remaining geographies. On a constant currency basis, growth was 17% in Europe, 19% in Japan, and 21% in the remaining international geographies.

Worldwide coronary stent system revenues were $819.0 million during 2001 compared to $821.1 million during 2000 and include sales of coronary stent delivery systems to Cordis under a previously announced agreement. Stent system unit volumes increased revenues 10% during 2001, while declines in average selling prices and foreign currency exchange rates decreased revenues by 8% and 2%, respectively. Throughout 2001 and in 16 of the last 17 quarters, Guidant has been the U.S. market share leader in stent system sales. Sales of coronary stent systems in the U.S. were $584.5 million for the year ended December 31, 2001, compared to $594.8 million in the prior year. Fourth quarter 2001 average selling prices for coronary stent systems in the U.S. declined by 1.4% from the third quarter. Consistent with our experience over the past several quarters, the Company believes that pricing declines of 1-3% each quarter could continue on such systems in the future.

Continued coronary stent system unit growth was driven by the successful U.S. launch of the MULTI-LINK PENTA™ Coronary Stent System in June 2001. The MULTI-LINK PENTA, Guidant’s fifth and most advanced broad use coronary stent system, contains technological innovations designed to help physicians better access and treat blockages in coronary arteries. The MULTI-LINK PIXEL™ Coronary Stent System, designed to treat small diameter vessels, has been well received after its launch in Europe in the third quarter of 2001, and in the U.S. in the fourth quarter. In August 2001, Guidant announced initial implants of the MULTI-LINK VISION™ Coronary Stent System. The MULTI-LINK VISION incorporates a cobalt chromium alloy, enabling a lower profile and enhanced deliverability while maintaining radial strength and radiopacity (visibility during the implant procedure). The Company expects to file for FDA approval for the MULTI-LINK VISION in 2002.

In August 2001, Guidant and Cook entered into a series of development and distribution agreements involving Cook’s drug eluting stent program and Guidant’s stent and balloon dilatation technology. Guidant has agreed to be the worldwide exclusive distributor for a new paclitaxel-coated coronary stent, the ACHIEVE™ Drug Eluting Coronary Stent, developed and manufactured by Cook. The ACHIEVE System will utilize Cook’s drug coating technology along with a stent and a stent delivery system supplied by Guidant to Cook. In February 2002, the Company filed for CE Mark approval to market the ACHIEVE System in Europe. The DELIVER clinical trial is designed to evaluate the safety and efficacy of the ACHIEVE System for purposes of seeking regulatory approval in the U.S. Trial enrollment was completed in March 2002, and includes over 1,000 patients in approximately 70 centers nationwide.

Under a separate distribution agreement with Cook, Guidant will provide Cook with over-the-wire and rapid exchange stent delivery technologies for Cook to incorporate into its other coronary stent systems. The companies have also entered into intellectual property licensing agreements concerning Guidant’s stent technology and Cook’s endovascular graft technology for the treatment of abdominal aortic aneurysms. These agreements highlight the Company’s commitment to bring new cost-effective technologies and therapies to patients and healthcare systems.

In November 2001, Guidant announced FDA approval of the GALILEO™ Intravascular Radiotherapy System for the treatment of in-stent restenosis. The GALILEO System was approved in Europe in May 2000. In-stent restenosis is the recurrence of a blockage in a coronary artery that had been previously propped open with a coronary stent. This condition affects as many as 20 – 25% of patients treated with coronary stents each year. Radiation therapy is currently the only FDA approved method to treat in-stent restenosis. The GALILEO System has been shown to significantly reduce the rate of restenosis when treating in-stent restenosis. As additional data becomes available, the Company continues to evaluate other potential indications for intravascular radiotherapy. Guidant launched the GALILEO System in the U.S. in November 2001. The Company announced that it had submitted a pre-market approval (PMA) supplement to the FDA for its next-generation radiotherapy system, the GALILEO III Intravascular Radiotherapy System, in, December 2001.

Angioplasty system and accessory sales were $384.7 million for the year ended December 31, 2001, reflecting an increase of 7% over 2000. Worldwide sales growth of these products was 11% on a constant currency basis. U.S. sales for the year were $198.5 million, or 5% over the prior year. Growth was driven by the POWERSAIL™ and HIGHSAIL™ high-pressure Coronary Dilitation Catheters, approved by the FDA in March 2001. POWERSAIL is on the rapid exchange platform, while HIGHSAIL is an over-the-wire device.

Pacemaker product sales were $589.7 million in 2001, compared to $540.1 million in 2000, representing 9% growth worldwide, 11% on a constant currency basis. U.S. sales totaled $378.2 million, representing 11% growth over 2000. This can be attributed in part to a 14% increase in the U.S. sales organization, over 150 additions in the past twelve months. International sales growth was driven by the European market, which experienced 12% growth over the prior year, 15% in constant currency. The benefits of the blended sensor pacing and industry-leading electrogram storage contained in the PULSAR™ MAX II family of products continue to be well received in the market. In October 2001, Guidant announced the CE Mark approval of its next generation INSIGNIA™ Pacing System. The INSIGNIA family of pacemakers continues to offer proprietary blended sensor technology designed to measure patient workload through respiration and motion, providing rate response based on the patient’s activity. INSIGNIA also contains Guidant’s proprietary and well received Ventricular Rate Regulation technology to provide regular ventricular pacing in pacemaker patients that experience atrial arrhythmias. Patients with atrial arrhythmias often suffer from irregular ventricular rhythms. The INSIGNIA offers greater longevity, reduced size, and enhanced diagnostics, along with the atrial and ventricular features offered in the current PULSAR MAX II family.

Worldwide implantable defibrillator system sales of $718.6 million grew 8% in the year ended December 31, 2001, compared to the same period a year ago. Worldwide sales growth was due in part to continued acceptance of the VENTAK® PRIZM™ 2 family of implantable defibrillator systems that provides the greatest longevity available. International sales growth was 24% for the year, 29% on a constant currency basis, and was driven in part by the continued strong European adoption of cardiac resynchronization devices that include back-up defibrillation capability. In December 2001, Guidant announced the European market release of its VENTAK PRIZM AVT™ Implantable Cardioverter Defibrillator System with advanced atrial arrhythmia management. The VENTAK PRIZM AVT system includes a unique combination of features designed to manage abnormal heart rates in both the upper (atrial) and lower (ventricular) chambers of the heart. Atrial fibrillation currently affects about two and a half million Europeans and two million Americans. The release of VENTAK PRIZM AVT enables physicians to utilize the PRIZM family of implantable defibrillator systems to treat a wide range of cardiac arrhythmias.

U.S. sales of implantable defibrillator systems totaled $573.2 million in 2001, representing 4% growth over the prior year. Sales growth in the U.S. can be attributed in part to the aforementioned increase in the U.S. sales organization over the past twelve months. In December 2001, Guidant filed with the FDA to expand the indications for its implantable defibrillators based on positive results of the MADIT II trial sponsored by the Company. The Principal Investigator has reported that the study demonstrated a 31% reduction in the risk of death for heart attack survivors with weakened hearts receiving an implantable defibrillator compared to patients receiving only drug therapy. MADIT II results allow physicians to more easily identify patients requiring an implantable defibrillator. The expanded indication could potentially double the eligible patient population from 300,000 to 600,000 per year.

Guidant is a pioneer in device solutions for heart failure, a clinical condition in which the heart is unable to pump enough blood to meet the metabolic needs of the body. It affects well over 5 million people in the U.S., an estimated 6.5 million in Europe, and 2.4 million in Japan. Guidant first released its family of products for the treatment of patients with heart failure, the CONTAK CD and CONTAK TR™ systems, in Europe in November 1999. In July 2001, Guidant announced the European market release of its CONTAK RENEWAL™ Cardiac Resynchronization Therapy Defibrillator. The RENEWAL device for heart failure treatment contains new therapeutic and diagnostic capabilities that are designed to help physicians better manage their patients’ conditions. The Company also announced the first human implants worldwide of the CONTAK RENEWAL 2, the third generation device to treat patients with heart failure. Sales of these devices are included in reported implantable defibrillator and pacemaker sales, as appropriate.

In January 2002, Guidant announced that a detailed agreement had been reached with the FDA that defines the regulatory path to approval for CONTAK CD in the U.S. This path includes the submission of data on additional heart failure patients undergoing resynchronization therapy. The Company submitted this data to the FDA in February 2002 and is awaiting the FDA’s decision on approval.

Guidant is continuing to support physicians’ efforts to enroll patients in the COMPANION study, the first controlled study that will evaluate the effects of cardiac resynchronization therapy on both mortality and hospitalization rates in heart failure patients not otherwise indicated for a pacemaker or implantable defibrillator. This trial will collect and evaluate clinical data on up to 2,200 patients in approximately 120 centers across the U.S. to advance the treatment of heart failure patients. As of March 1, 2002, 1,465 patients have been enrolled in the COMPANION study in the U.S.

Sales of Guidant’s ANCURE ENDOGRAFT System and accessories for the treatment of abdominal aortic aneurysms totaled $45.6 million for the year ended December 31, 2001, compared to $62.7 million in 2000. Sales of the ANCURE System were voluntarily halted in March 2001 as a result of Guidant’s identification of certain deficiencies in the ANCURE-related regulatory processes and communications with the FDA. In August 2001, the Company received FDA approval of the required PMA supplements, which allowed the return to a full market release of the ANCURE System. Accordingly, 2001 sales reflect seven months of revenues for ANCURE systems and accessories versus twelve months of sales in 2000.

Worldwide sales of peripheral vascular products totaled $55.4 million for the year ended December 31, 2001, compared to $32.1 million in the prior year, representing 73% growth. Peripheral vascular disease, which is characterized by reduced blood flow to the lower extremities due to atherosclerosis, affects more than 12 million people in North America and Europe, with approximately 600,000 newly diagnosed cases each year.

Sales of cardiac surgery products were $72.7 million for the year ended December 31, 2001, compared to $56.2 million for the year ended December 31, 2000, representing growth of 29%. Cardiac surgery sales include the VASOVIEW® Endoscopic Vessel Harvesting System and the AXIUS™ Off-Pump Stabilization System. When combined these two systems allow for a complete, less-invasive coronary artery bypass graft (CABG) procedure called OPCRES — Off-Pump Coronary Revascularization with

EndoScopic vessel harvesting. The AXIUS System combines the XPOSE™ 3 Device, which enables the physician to access all areas of the heart, including the back portion, with Guidant’s off-pump stabilization system. This allows for bypass procedures without stopping the patient’s heart and eliminates the need for a patient to be placed on a heart-lung machine. Beating heart procedures reduce many of the complications associated with conventional CABG surgery, while preserving the clinical outcomes associated with conventional surgery. The VASOVIEW System allows physicians to harvest the saphenous vein, the most common bypass conduit used in CABG procedures, in a less-invasive manner through two incisions in a patient’s leg. Traditionally, the saphenous vein is surgically removed by cutting open the patient’s leg from the groin to the ankle and removing the vein. Cardiac surgeons are increasingly adopting the OPCRES approach in place of the traditional CABG approach. Guidant estimates that approximately 25% of all CABG procedures in the U.S. utilize the off-pump approach and a similar number of cases use less-invasive vein harvesting.

For the year ended December 31, 2001, cost of products sold represented 24.5% of net sales compared to 23.7% for the prior year. This slight increase was driven by the impact of exchange rates and sales price declines in coronary stent systems compared to the prior year.

Guidant continued to invest aggressively in research and development in 2001. Research and development expense was $381.4 million for the year ended December 31, 2001, or 14.1% of net sales, compared to $353.2 million in 2000, or 13.8% of net sales. Growth on a percentage of sales basis was driven by significant investments in the research and development of drug eluting stents for the prevention and treatment of artery disease and implantable resynchronization therapy for the treatment of heart failure, as previously described. In addition to funding internal research and development efforts, Guidant also invests in early stage technologies via equity investments, acquisition, and other investment and collaborative vehicles. The Company intends to continue its aggressive research and development spending to maintain its commitment to bring new technologies to patients and provide cost-effective therapies to treat cardiovascular and vascular diseases.

On October 25, 2001, Guidant entered into an agreement with Metamorphic Surgical Devices, LLC to purchase technology pertaining to the development of embolic protection devices. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the in-process research and development. Upon FDA approval of the technology, an additional $3.0 million payment will be required.

Sales, marketing, and administrative expenses increased $86.6 million or 12% for the year ended December 31, 2001, compared to 2000. Growth in sales and marketing expenses was somewhat offset by declines in general and administrative expenses. Sales and marketing expense growth was driven by an 18% increase in the global sales organization during the year 2001. In addition to expanding its sales force, Guidant has made investments in a marketing initiative to further develop its brand and expand its markets. Guidant’s brand positioning and therapy awareness and acceptance are being reaffirmed through a variety of communications ranging from sales representative interactions with physicians to advertisements aimed at consumers and referring physicians. The tagline, “It’s a great time to be alive,” links Guidant with the concept that as a result of our pioneering technology, patients’ lives have been prolonged and significantly improved.

Amortization expense for goodwill and other intangible assets was $43.9 million for 2001, consistent with prior year levels. Upon adoption of Statement of Financial Accounting Standards (SFAS 142), Goodwill and Other Intangible Assets, goodwill will no longer be amortized, but will be reviewed for impairment annually. The impact of the adoption of this accounting pronouncement will reduce expenses and increase earnings by approximately $30 million per year after tax or $0.10 earnings per share-diluted.

Net interest expense decreased $23.2 million for the year ended December 31, 2001, compared to the prior year. A lower average outstanding debt balance, lower interest rates, and increased interest income from short-term cash investments drove this decrease in 2001. Royalty expense decreased by $8.8 million in 2001 compared to 2000. The decrease was caused by the end of a royalty agreement in October 2000 associated with certain vascular intervention products offset by an increase due to the growing cardiac surgery business. “Other, net” expenses increased $20.7 million for the year ended December 31, 2001, compared to 2000. This increase was driven by income from an up-front license access fee on a cardiac surgery product and gains from equity investments in 2000 and by write-offs of certain fixed assets in 2001.

Guidant recorded a $10.0 million net benefit from several legal settlements in the third quarter of 2001. The Company chose to use these funds to make a $10.0 million contribution to the Guidant Foundation; therefore, the legal settlements did not have an impact on earnings in 2001. Benefits from legal settlements in 2000 totaled $23.7 million, which were offset in part by contributions to the Guidant Foundation totaling $10.8 million. The Guidant Foundation is a non-profit organization made possible by the profits of Guidant Corporation. Among other programs, the Foundation provides financial support for charitable and educational programs that improve the quality of life for patients who are at risk or suffer from cardiovascular disease.

In April 2001, the Company announced a field action concerning a specific memory component in the first-generation VENTAK PRIZM Implantable Defibrillator. In spite of the memory component issue, these devices continue to deliver lifesaving therapy, as well as single-chamber pacing to treat slow heart rhythms. Field inventory that contained this memory component was returned to the Company and a software solution was designed to non-invasively return full functionality to any affected implanted device. The Company recorded a $25.0 million pre-tax special charge to first quarter earnings to account for expenses associated with this action and the previously discussed ANCURE voluntary recall. Management believes that this amount will be sufficient to fund recall-related expenses related to these two actions.

The Company has a pending patent infringement suit in which it alleges that St. Jude Medical, Inc.’s defibrillator products infringe patents licensed to the Company. In July 2001, a jury found that two of the licensed patents were valid and that St. Jude had infringed one, which expired in March 2001. The jury awarded damages of $140.0 million against St. Jude. On February 13, 2002, the court, in ruling on a number of post-trial motions, reversed each of the three jury findings above, along with the jury award, and awarded St. Jude certain post-trial fees and costs in an amount to be determined. The Company did not record a gain at the time of the jury verdict.

The effective income tax rates for the year ended December 31, 2001 and 2000, were 27.5% and 37.2%, respectively. Excluding the effect of the special items, the effective tax rates for 2001 and 2000 were 28.0% and 32.0%, respectively. The improvement in the adjusted tax rate reflects Guidant’s strategic investments in overseas manufacturing in lower tax jurisdictions and increased investments in research and development, which generate federal and state research and development tax credits. Management believes that the investments in overseas manufacturing and the impact of the adoption of SFAS 142 should lower the Company’s effective tax rate in 2002 to approximately 26%.

Excluding the special items, net income and earnings per share-diluted were $509.2 million and $1.66, respectively, for the year ended December 31, 2001. Excluding the special item, net income and earnings per share-diluted for 2000 were $491.5 million and $1.58, respectively. This reflects an increase in net income of $17.7 million, or 4% from 2000 to 2001. Reported net income and earnings per share-diluted for 2001 were $484.0 million and $1.58, respectively. Reported net income and earnings per share-diluted for 2000 were $374.3 million and $1.21, respectively.

Operating Results — 2000

The Company had worldwide net sales of $2,548.7 million for the year ended December 31, 2000, reflecting an increase of $196.4 million or 8% over 1999. Growth in unit volume of 14% increased net sales, while price declines and fluctuations in foreign currency exchange rates decreased net sales 4% and 2%, respectively. Unfavorable foreign currency exchange rates decreased net sales $45.7 million. Growth for the year ended December 31, 2000, was also impacted by the sale of the Company’s general surgery product line in July 1999. General surgery product sales were $27.6 million for the year ended December 31, 1999. Revenue growth for the year ended December 31, 2000, would have totaled 12% excluding the unfavorable exchange rate impact and 1999 revenues from general surgery. Sales growth was driven by implantable defibrillators, pacemakers, angioplasty systems and accessories, and emerging therapies including the ANCURE System for endovascular AAA repair and therapies that treat heart failure, peripheral vascular disease, and products for beating heart bypass and intravascular radiotherapy. Guidant’s revenue growth for the year was offset somewhat by a decline in stent system revenues.

Worldwide coronary stent system revenues were $821.1 million during 2000, compared to $881.4 million during 1999. Revenues in 2000 include sales of coronary stent systems to Cordis. Stent system unit volumes increased revenues 4% during 2000, while declines in average selling prices and foreign currency exchange rates decreased revenues by 10% and 1%, respectively. Continuing unit growth was driven by the release of Guidant’s fourth coronary stent platform, the MULTI-LINK TETRA™, in Europe in June 2000 and the U.S. release in October 2000. Sales of coronary stent systems in the U.S. during 2000 were $594.8 million compared to $646.8 million in 1999. Stent system unit volume growth in the U.S. increased revenues by 1%, while average selling prices decreased revenues by 9%. International sales of these products during 2000 were $226.3 million compared to $234.6 million in 1999. Stent system unit volumes increased international sales by 13%, primarily driven by Europe. Price declines and foreign exchange rates decreased international sales by 12% and 5%, respectively.

Angioplasty system and accessory sales of $358.3 million increased 10% for the year ended December 31, 2000, as compared to the year ended December 31, 1999. This increase was driven by international growth, particularly in Japan. Market acceptance of the CROSSSAIL™ and OPENSAIL™ Coronary Dilatation Catheters, launched during 2000 in most geographies, contributed to the growth.

Pacemaker product sales were $540.1 million for the year ended December 31, 2000, compared to $492.8 million for the year ended December 31, 1999. U.S. and international sales of these products increased 12% and 6%, respectively, for the year ended December 31, 2000, compared to the prior year. Sales for the year ended December 31, 1999, reflect the impact of the Intermedics acquisition for only eleven months, as that transaction was completed February 1, 1999, and was accounted for using the purchase method of accounting. The PULSAR MAX family of dual sensor pacemakers and the DISCOVERY™ II family of pacemakers drove pacemaker sales growth. Guidant’s family of cardiac rhythm management technology choices leverages the capabilities of Guidant’s ZOOM™ Programming System, which was released in the third quarter of 2000. The ZOOM Programming System is used by physicians and clinicians to analyze data from Guidant’s implantable defibrillator and pacemaker systems. The ZOOM System is a more user-friendly programmer that provides a precise, fast, and easy interface with the implantable systems.

Worldwide implantable defibrillator system sales of $666.6 million grew 20% for the year ended December 31, 2000, as compared to the year ended December 31, 1999. Growth in the U.S. was 24% for the same period. Sales growth was due to implantable defibrillator market expansion driven by further acceptance of this therapy and expanded indications, as well as Guidant’s continuing introduction of next generation products such as the VENTAK PRIZM family of implantable defibrillation systems in the U.S. during 2000. Guidant increased the number of sales personnel in the U.S. sales organization by nearly 20% over the prior year, primarily due to the addition of cardiac rhythm management product field personnel.

Sales of Guidant’s ANCURE ENDOGRAFT System and accessories were $62.7 million for the year ended December 31, 2000, compared to $5.7 million for the year ended December 31, 1999. Guidant’s ANCURE System received FDA approval in September 1999. Sales of peripheral vascular products totaled $32.1 million for the year ended December 31, 2000, compared to $9.6 million in 1999. Sales of cardiac surgery products were $56.2 million in the year ended December 31, 2000, compared to $43.2 million for the year ended December 31, 1999, representing growth of 30%. Cardiac surgery sales for 1999 exclude sales of general surgery products.

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

Research and development expense was $353.2 million for the year ended December 31, 2000, or 13.8% of net sales as compared to $321.3 million, excluding special items, in 1999 or 13.6% of net sales. Research and development spending in 2000 includes: (i) development of implantable resynchronization therapy for the treatment of heart failure; (ii) research related to drug eluting stents for the prevention and treatment of artery disease; (iii) development of intravascular radiotherapy devices for artery disease; (iv) development of peripheral stents, balloons, guidewires, embolic protection devices, and other devices used to treat peripheral vascular disease, including carotid and neurovascular occlusions; and (v) development of treatments for atrial arrhythmias.

Sales, marketing, and administrative expenses increased $49.6 million or 7% for the year ended December 31, 2000, compared to the same period in 1999, excluding transition pay in 1999. Growth in sales and marketing expenses was somewhat offset by declines in general and administrative expenses in 2000. Sales and marketing expense growth was primarily due to increased field and clinical personnel in the U.S., who support clinicians during implant procedures.

“Other, net” expenses for the year ended December 31, 2000, were $16.5 million of income as compared to $7.5 million of income in 1999. Excluding a $16.6 million non-cash gain on an equity investment and the loss on the sale of the general surgery business in 1999, “other, net” expenses in 1999 were $6.1 million of expense. The change in adjusted “other, net” expenses of $22.6 million is due principally to income in 2000 from an up-front license access fee on a cardiac surgery product, gains from equity investments, and a gain from foreign exchange contracts.

Adjusted income before taxes of $722.8 million for the year ended December 31, 2000, excludes $127.0 million related to the write-off of an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and did not exercise its option to acquire the rights to certain experimental heart therapies. Adjusted income before taxes for 2000 includes gains of $23.7 million from litigation settlements, including a $12.9 million benefit from a favorable legal ruling involving a cardiac surgery product for which the Company previously accrued damages. Adjusted income before taxes of $636.6 million for the year ended December 31, 1999, excludes a $20.2 million contribution to the Guidant Foundation in addition to the previously mentioned special items. Growth of adjusted income before tax was driven by sales growth, the impact of the favorable legal rulings, and lower other expenses.

Excluding the effect of the special items in 2000 and 1999, the effective income tax rates for the years ended December 31, 2000 and 1999, were 32.0% and 35.4%, respectively. The improvement in the adjusted tax rate reflects Guidant’s increased investment in overseas manufacturing in lower tax jurisdictions.

Net income and earnings per share-diluted were $491.5 million and $1.58, respectively, excluding the special item in 2000. Net income and earnings per share-diluted for the year ended December 31, 1999, excluding the impact of the special items, were $411.0 million and $1.32 per share. This represents an increase in adjusted net income of $80.5 million or 20% and is a result of the growth in income before taxes and the decrease in the effective tax rate. Reported net income for the years ended December 31, 2000 and 1999, was $374.3 million and $341.2 million, respectively.

Update on In-Process Research and Development Charges

Guidant consummated the acquisition of InControl, Inc. (InControl), a company developing the use of devices to treat atrial fibrillation, in September 1998. As a result of this acquisition, Guidant recorded an in-process research and development pre-tax charge of $90.0 million in 1998. In

December 2001, Guidant announced the European market release of its VENTAK PRIZM AVT Implantable Cardioverter Defibrillator System with advanced atrial arrhythmia management. The VENTAK PRIZM AVT was developed by using the InControl technology combined with Guidant technology. Guidant is currently conducting an IDE clinical study that will be used to support an FDA filing for approval in late 2002 or early 2003. No further expenses are expected to be incurred related to VENTAK PRIZM AVT product development; however, Guidant will continue to incur expenses related to supporting the clinical study and the regulatory approval process.

Liquidity and Financial Condition

The Company generated cash flows that were more than sufficient to fund operations during the year ended December 31, 2001. Cash and cash equivalents were $437.8 million at December 31, 2001, an increase of $274.8 million over December 31, 2000.

Working capital of $759.2 million at December 31, 2001, increased $306.1 million from the prior year-end level. The current ratio at December 31, 2001, was 2.0:1 compared to 1.6:1 at December 31, 2000. The Company believes its cash from operations is sufficient to fund anticipated working capital needs and discretionary operating spending requirements for 2002.

Net cash provided by operating activities was $682.5 million in 2001 compared to $647.4 million in 2000. Net income increased by $109.7 million from December 31, 2000, to December 31, 2001. This increase included the $127.0 million non-cash charge in fiscal year 2000 for the write-off of the Impulse Dynamics option. Increases in inventory balances totaled $106.2 million for 2001 compared to $32.5 million for 2000. Guidant’s inventories at December 31, 2001, include the build-up for several of its new product lines that have been recently approved by the FDA and those for which approval is anticipated in the near term. Changes in other liabilities were a $41.8 million source of cash in 2001 compared to a $54.4 million use of cash in 2000. This fluctuation includes $10.0 million payable to Guidant Foundation incurred in 2001 and $30.3 million of merger-related expenses paid in 2000.

Net cash used for investing activities totaled $181.7 million for the year ended December 31, 2001, compared to $292.4 million for 2000. The Company paid $11.0 million in 2001 related to the acquisition of technology from Metamorphic Surgical Devices, LLC. In late December 2001, a milestone was achieved that required an additional $4.0 million payment in January 2002. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the in-process research and development in 2001. The Company paid $127.0 million in 2000 related to an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics, which was subsequently written off. Net additions of property and equipment of $149.1 million for the year ended December 31, 2001, and $159.9 million for 2000, were also significant uses of cash for investing activities during both periods.

Net cash used for financing activities totaled $217.5 million for the year ended December 31, 2001. In the third quarter of 2000, the Company ended its systematic share repurchase program, which had been in place since the third quarter of 1996, to offset dilution due to stock option programs. In the second quarter of 2001, the Company repurchased 5.2 million of its common shares for approximately $200 million. Shares were repurchased at the discretion of Guidant management to accomplish the same goal of offsetting dilution caused by stock option programs.

At December 31, 2001, the Company had outstanding borrowings of $760.0 million at a weighted average interest rate of 4.30% through the issuance of commercial paper, bank borrowings, and long-term notes due in 2006. Bank borrowings represent short-term uncommitted credit facilities with various commercial banks. The commercial paper borrowings are supported by two credit facilities aggregating $950 million. There are currently no outstanding borrowings under these facilities. The Company has classified $300.0 million as short-term debt at December 31, 2001.

The Company believes that amounts available through existing commercial paper programs should be adequate to fund maturities of short-term borrowings. The Company also expects its cash from operations to be adequate to meet its obligations to make interest payments on its debt and other anticipated operating cash needs for 2002, including planned capital expenditures. Capital expenditures are expected to be approximately $150 million in 2002, primarily due to continued investment in the Company’s manufacturing and research facilities.

The Company has recognized net deferred tax assets aggregating $197.4 million at December 31, 2001, compared to $189.1 million at December 31, 2000. In view of the consistent profitability of its past operations, the Company believes that these assets will be substantially recovered and that no significant additional valuation allowances are necessary.

Significant Accounting Policies

It is important to understand Guidant’s significant accounting policies in order to understand its financial statements. In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgment would cause a material adverse effect on the Company’s consolidated results of operations, financial position, or liquidity for the periods presented in this report. See Note 2 in the notes to the consolidated financial statements for further description of these items.

Market Risk Disclosures

Due to Guidant’s commitment to global presence and customer support, the Company conducts its business in various foreign currencies (primarily the currencies of Western Europe and Japan) and, as a result, is subject to the exposures that arise from foreign exchange rate movements. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and cross-border intercompany purchases of inventory, as well as from the translation of results of operations from outside the U.S. These exposures subject the Company’s results of operations primarily to the adverse impact of a strengthening U.S. dollar. The Company is also exposed to interest rate changes.

The Company’s risk management objectives are to reduce earnings volatility and protect the Company’s cash flows from the impact of fluctuating foreign currencies and interest rates. In the normal course of business, the Company follows established policies and procedures in its management of these exposures. The primary feature of Guidant’s risk management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business, thereby allowing management to focus on core business issues. Guidant utilizes foreign exchange forward contracts to minimize the impact of fluctuating foreign currencies. The contracts are initiated within the guidelines of documented corporate risk management policies. The Company’s risk management activities were successful in reducing the net impact of currency fluctuations despite volatile market conditions.

The fair value of all foreign exchange contracts outstanding was $4.2 million and ($16.1) million at December 31, 2001 and 2000, respectively. An analysis has been prepared to estimate the sensitivity of the fair value of all foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in exchange rates at December 31, 2001 and 2000. The results of the estimation, which may vary from actual results, are as follows:

	Fair Value of
	Foreign Exchange Contracts

	2001	2000

10% adverse rate movement	($27.9)	($74.6)
At year-end rates	$4.2	($16.1)
10% favorable rate movement	$32.3	$33.4

Any gains and losses of fair value on foreign exchange contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table. An analysis of the impact on the Company’s interest rate sensitive financial instruments to a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on expected 2002 earnings.

Regulatory and Other Matters

Government and private sector programs designed to reduce healthcare costs, including coverage and payment policies, pricing regulations, competitive pricing, and various types of managed-care arrangements, exist in the U.S. and in several other countries where the Company does business. Government and private policies and programs require healthcare providers to put significant emphasis on the delivery of more cost-effective medical therapies. After the Company develops a promising new product and receives regulatory approval to sell it, the Company may find limited demand for it until the Company obtains reimbursement approval from private and governmental third party payors. While the Company is actively involved in the policy dialogue concerning cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and further changes in the marketplace preclude the Company from predicting the impact on future operating results.

Further, many hospitals and other customers of medical device manufacturers have formed large purchasing groups to enhance purchasing power and become more cost effective in the delivery of healthcare. The medical device industry has also consolidated rapidly to offer a broader range of products to these purchasers. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. Purchasing groups’ enhanced purchasing power may further increase the pressure on product pricing.

In addition to payor cost pressure, the Company also faces intense competition in its highly dynamic markets. The majority of the Company’s revenues derive from products less than a year old. Continued success requires sustained excellence in product development, approval, production, and marketing, particularly in rapidly developing fields like drug eluting stents and treatments for heart failure. An interruption at any step in the process can significantly affect operating results.

The Company’s products are subject to extensive regulation in the U.S. by the FDA and certain state authorities and internationally by foreign governmental authorities. The Company must obtain specific clearance from the FDA before it can market products in the U.S. The process of obtaining such clearances can be onerous and costly and requires the Company to demonstrate new products’ safety and efficacy. There is no assurance that all clearances sought by the Company will be granted on a timely basis, if at all. Further, regulatory oversight includes stringent ongoing requirements; regulators can ban or seize devices, order repair, replacement, or refunds, and require cautionary notifications to health professionals and others. In addition, the Company’s products involving radiation are also subject to regulation by various federal, state, and foreign nuclear regulatory agencies.

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

The Company operates in an industry susceptible to significant legal claims. At any given time, the Company generally is involved as both a plaintiff and defendant in a number of patent infringement actions. Patent litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products. During 2001, for example, the Company benefited from a competitor losing the right to sell certain competitive stent products as the result of a patent dispute. The Company also is subject to product liability claims, including class actions from time to time. See note 13 to the consolidated financial statements for additional information.

Cautionary Factors

Certain statements made in this Annual Report (including the President’s letter) are forward-looking. These statements include projections relating to growth in identified markets, the introduction of new products and completion of regulatory processes, expanded indications for products, coronary stent system prices, expenses associated with product recalls, cash flow projections, and other statements prefaced by words such as “expects”, “believes”, and “will”. As such, they involve risks and uncertainties that could cause actual results to differ materially.

The Company’s forward-looking statements are based on many important factors, including assumptions concerning the regulatory and legal hurdles identified in the preceding “Regulatory and Other Matters” section; challenges posed by new or improved products from competitors, including the introduction of drug eluting stents and heart failure products; unexpected safety or efficacy concerns, whether or not justified, leading to product launch delays, recalls, withdrawals, or declining sales; other external factors such as earthquakes (given the Company’s California locations) or acts of war; factors listed on Exhibit 99 to our annual filings on Form 10-K; and normal business uncertainty. The Company intends the forward-looking statements to speak only as of the time of the Annual Report’s release and does not undertake to update them.

GUIDANT CORPORATION
Consolidated Statements of Income
In millions, except per share data

	Year Ended December 31

	2001	2000	1999

Net sales	$2,707.6	$2,548.7	$2,352.3
Cost of products sold	662.3	604.1	578.1

Gross profit	2,045.3	1,944.6	1,774.2

Research and development	381.4	353.2	323.0
Purchased research and development	15.0	—	49.0
Sales, marketing, and administrative	835.4	748.8	702.4
Merger-related costs	—	—	21.9
Litigation settlement, net	(10.0)	(23.7)	—
Foundation contribution	10.0	10.8	20.2
Interest, net	31.5	54.7	55.6
Royalties, net	41.7	50.5	40.1
Amortization	43.9	44.0	41.5
Other, net	4.2	(16.5)	(7.5)
Special charges	25.0	—	—
Impulse Dynamics charge	—	127.0	—

Income before income taxes and cumulative effect of change in accounting principle	667.2	595.8	528.0
Income taxes	183.2	221.5	183.5

Income before cumulative effect of change in accounting principle	484.0	374.3	344.5
Cumulative effect of change in accounting principle, net	—	—	(3.3)

Net income	$484.0	$374.3	$341.2

Earnings per share — basic:
Income before cumulative effect of change in accounting principle	$1.61	$1.24	$1.15
Cumulative effect of change in accounting principle, net	—	—	(0.01)

Earnings per share — basic	$1.61	$1.24	$1.14

Earnings per share — diluted:
Income before cumulative effect of change in accounting principle	$1.58	$1.21	$1.11
Cumulative effect of change in accounting principle, net	—	—	(0.01)

Earnings per share — diluted	$1.58	$1.21	$1.10

See notes to consolidated financial statements

GUIDANT CORPORATION
Consolidated Balance Sheets
In millions, except share data

	December 31

	2001	2000

Assets
Current Assets
Cash and cash equivalents	$437.8	$163.0
Short-term investments	8.9	5.6
Accounts receivable, net of allowances of $26.6 (2001) and $18.3(2000)	631.9	587.8
Inventories	267.6	225.6
Deferred income taxes	153.6	137.1
Prepaid expenses and other current assets	48.5	43.2

Total Current Assets	1,548.3	1,162.3

Other Assets
Goodwill, net of allowances of $143.3 (2001) and $132.8 (2000)	426.6	451.3
Other intangible assets, net of allowances of $64.4 (2001) and $47.7 (2000)	189.8	191.2
Deferred income taxes	43.8	52.0
Investments	38.6	38.7
Sundry	49.1	50.4

	747.9	783.6
Property and equipment, net	620.6	575.5

	$2,916.8	$2,521.4

GUIDANT CORPORATION
Consolidated Balance Sheets
In millions, except share data

December 31

2001	2000

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	$60.1	$59.2
Employee compensation	116.9	126.8
Other liabilities	164.6	139.3
Income taxes payable	147.5	83.9
Short-term debt	300.0	300.0

Total Current Liabilities	789.1	709.2
Noncurrent Liabilities
Long-term debt	460.0	508.9
Other	121.9	119.8

581.9	628.7
Commitments and Contingencies	—	—
Shareholders’ Equity
Common stock, no par value:
Authorized shares: 1,000,000,000
Issued shares:	309,019,000 (2001)	226.1	214.9
308,476,000 (2000)
Additional paid-in capital	182.5	167.8
Retained earnings	1,390.5	906.5
Deferred cost, ESOP	(30.5)	(35.4)
Treasury stock, at cost:
Shares: 2001 - 3,866,000	(149.0)	—
Accumulated other comprehensive income	(73.8)	(70.3)

1,545.8	1,183.5

$2,916.8	$2,521.4

See notes to consolidated financial statements

GUIDANT CORPORATION
Consolidated Statements of Shareholders’ Equity
In millions, except share data

								Accumulated
	Common Stock		Additional		Deferred Cost, ESOP			Other
			Paid-In	Retained			Treasury	Comprehensive
	Issued Shares	Amount	Capital	Earnings	Shares	Amount	Stock	Income/(Loss)	Total

December 31, 1998	306,982,000	$192.5	$298.9	$191.0	(6,194,000)	($41.3)	($27.0)	($20.2)	$593.9

Comprehensive income:
Net income				341.2					341.2
Other comprehensive loss, net of tax:
Reclassification adjustment for gains included in net income of $6.0, net of $2.2 tax								(3.8)
Currency translation adjustments								(19.7)

Other comprehensive loss									(23.5)

Comprehensive income									317.7

Issuance of common stock under stock plans	474,000	0.4	(103.8)				147.1		43.7
Repurchase of common stock							(152.9)		(152.9)
ESOP transactions			20.3		433,000	2.8			23.1
Tax benefits from employee stock options			41.8						41.8

December 31, 1999	307,456,000	192.9	257.2	532.2	(5,761,000)	(38.5)	(32.8)	(43.7)	867.3

Comprehensive income:
Net income				374.3					374.3
Other comprehensive loss, net of tax:
Currency translation adjustments								(13.6)
Minimum pension liability								(3.2)
Unrealized loss on foreign exchange contracts								(9.8)

Other comprehensive loss									(26.6)

Comprehensive income									347.7

Issuance of common stock under stock plans	1,020,000	22.0	(193.8)				270.8		99.0
Repurchase of common stock							(238.0)		(238.0)
ESOP transactions			22.7		453,000	3.1			25.8
Tax benefits from employee stock options			81.7						81.7

December 31, 2000	308,476,000	214.9	167.8	906.5	(5,308,000)	(35.4)	—	(70.3)	1,183.5

Comprehensive income:
Net income				484.0					484.0
Other comprehensive loss, net of tax:
Currency translation adjustments								(15.9)
Minimum pension liability								(2.6)
Unrealized gain on foreign exchange contracts								15.0

Other comprehensive loss									(3.5)

Comprehensive income									480.5

Issuance of common stock under stock plans	543,000	11.2	(30.4)				51.0		31.8
Repurchase of common stock							(200.0)		(200.0)
ESOP transactions			25.2		730,000	4.9			30.1
Tax benefits from employee stock options			19.9						19.9

December 31, 2001	309,019,000	$226.1	$182.5	$1,390.5	(4,578,000)	($30.5)	($149.0)	($73.8)	$1,545.8

See notes to consolidated financial statements

GUIDANT CORPORATION
Consolidated Statements of Cash Flows
In millions

	Year ended December 31

	2001	2000	1999

Cash Provided by Operating Activities
Net income	$484.0	$374.3	$341.2
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities
Depreciation	97.1	89.1	78.2
Amortization of goodwill and other intangible assets	43.9	44.0	41.5
Provision for inventory and other losses	72.4	46.4	36.0
Purchased in-process research and development	15.0	—	49.0
Impulse Dynamics charge	—	127.0	—
Other noncash expenses, net	38.2	34.5	12.1

	750.6	715.3	558.0
Changes in Operating Assets and Liabilities
Receivables, increase	(72.9)	(139.4)	(32.2)
Inventories, increase	(106.2)	(32.5)	(26.8)
Prepaid expenses and other current assets, (increase) decrease	(8.2)	3.3	(13.0)
Accounts payable and accrued liabilities, (decrease) increase	(7.3)	10.7	(27.1)
Income taxes payable, increase	84.7	144.4	195.2
Other liabilities, increase (decrease)	41.8	(54.4)	(53.4)
Payable to Sulzer Medica	—	—	(200.0)

Net Cash Provided by Operating Activities	682.5	647.4	400.7

Investing Activities
Purchases of available-for-sale investments	(10.3)	(4.6)	(10.3)
Sale/maturity of investments	6.8	13.1	55.0
Additions of property and equipment, net	(149.1)	(159.9)	(175.1)
Additions of other assets, net	(18.1)	(14.0)	(43.7)
Purchase of in-process research and development	(11.0)	—	—
Purchase of Impulse Dynamics option	—	(127.0)	—
Acquisitions, net of cash acquired	—	—	(538.9)

Net Cash Used for Investing Activities	(181.7)	(292.4)	(713.0)

Financing Activities
(Decrease) increase in borrowings, net	(45.1)	(76.0)	440.4
Issuance of common stock under stock plans and other capital transactions	27.6	92.5	36.9
Repurchase of common stock	(200.0)	(238.0)	(152.9)

Net Cash (Used for) Provided by Financing Activities	(217.5)	(221.5)	324.4

Effect of Exchange Rate Changes on Cash	(8.5)	1.7	(1.6)

Net Increase in Cash and Cash Equivalents	274.8	135.2	10.5

Cash and Cash Equivalents at Beginning of Year	163.0	27.8	17.3

Cash and Cash Equivalents at End of Year	$437.8	$163.0	$27.8

See notes to consolidated financial statements

GUIDANT CORPORATION
Notes to Consolidated Financial Statements
In millions, except per share data

Note 1 — Business and Nature of Operations

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to 7 million cardiac and vascular patients worldwide. The Company, driven by a strong entrepreneurial culture of 10,000 employees, develops, manufactures, and markets a broad array of products and services that enable less-invasive care for some of life’s most threatening medical conditions. Guidant offers: i) coronary and peripheral stent systems, balloon dilatation catheters, and related accessories used to open blocked arteries; ii) implantable defibrillator systems used to detect and treat abnormally fast heart rhythms (tachycardia); iii) implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia); iv) implantable cardiac resynchronization therapy used to treat heart failure; v) products for use in less-invasive endovascular procedures, including the treatment of abdominal aortic aneurysms (AAA); vi) products to perform leading edge cardiac surgery procedures such as Off-Pump Coronary Revascularization with EndoScopic vessel harvesting (OPCRES); and vii) intravascular radiotherapy systems for artery disease. Guidant has principal operations in the United States, Western Europe, and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms “the Company” and “Guidant” mean Guidant Corporation and its consolidated subsidiaries.

Note 2 — Significant Accounting Policies

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

Research and Development: Research and development costs are charged to expense as incurred. Purchased research and development is recognized in purchase business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets. Valuations are based upon guidelines provided by the staff of the Securities and Exchange Commission.

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

Risk Management Contracts: The Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, on October 1, 2000. This pronouncement established accounting and reporting standards for derivative financial instruments and hedging activities. SFAS 133 requires, among other things, the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in its fair value will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through income or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. The adoption of SFAS 133 did not have a material effect on the earnings or financial position of the Company.

In the normal course of business, the Company employs foreign exchange forward contracts to manage its exposure to fluctuations in foreign currency exchange rates. Forward contracts hedging forecasted transactions are designated as cash flow hedges and recorded as assets or liabilities on the balance sheet at their fair value. Changes in the contract’s fair value are recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. The ineffective portion of a contract’s change in fair value is immediately recognized in earnings. These gains and losses are classified in the income statement consistent with the accounting treatment of the item being hedged. Forward contracts hedging specific foreign currency denominated assets or liabilities are recorded at their fair value with the related gains and losses included in “other, net” on the income statement. Results of these contracts offset in full or in part the natural gains and losses stemming from the normal mark to market of the underlying balance sheet exposure.

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

Inventories: Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Inventories at December 31 consisted of the following:

	2001	2000

Finished products	$138.5	$133.0
Work in process	66.5	44.0
Raw materials and supplies	62.6	48.6

	$267.6	$225.6

Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Goodwill and other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods of up to 22 years remain. Upon adoption of SFAS 142 effective January 1, 2002, amortization of goodwill will cease. See additional information regarding SFAS 142 in New Accounting Pronouncements in note 2. Goodwill and other intangible assets consisted of the following (amounts net of accumulated amortization):

	2001	2000

Goodwill
Intermedics, Inc.	$258.1	$274.0
Advanced Cardiovascular Systems, Inc.	102.1	106.7
InControl, Inc.	53.9	58.8
Other	12.5	11.8

	$426.6	$451.3

Other Intangible Assets
Intermedics, Inc.	$109.5	$118.0
Other licensed technologies/ distribution agreements	80.3	73.2

	$189.8	$191.2

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

	2001	2000

Land	$32.0	$32.1
Buildings	327.0	297.2
Equipment	651.3	570.8
Construction in progress	75.0	79.1

	1,085.3	979.2
Less allowances for depreciation	464.7	403.7

	$620.6	$575.5

Income Taxes: All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

Earnings Per Share: Earnings per share — basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share — diluted represents net income divided by the total of the weighted average common shares outstanding plus potential dilutive instruments such as stock options. The effect of stock options on earnings per share — diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company’s common stock at the average market price during the period.

Stock-Based Compensation: The Company has adopted the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation. Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations.

Use of Estimates: Preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

Reclassifications: Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements: In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. These two pronouncements modify the method of accounting for business combinations entered into after June 30, 2001, and address accounting for goodwill and intangible assets. Under SFAS 141, all business combinations initiated after June 30, 2001, will be accounted for using the purchase method. Under SFAS 142, goodwill will no longer be amortized, but will be subject to annual impairment tests. The adoption of SFAS 141 had no impact on the Company’s consolidated financial statements. Guidant adopted SFAS 142 on January 1, 2002. In accordance with SFAS 142, the Company reclassified $101.0 million from other intangibles to goodwill on January 1, 2002, and will no longer amortize this asset. The net book value of this asset on January 1, 2002, was $86.0 million and represents the assembled workforce obtained in conjunction with the Intermedics acquisition in February 1999. The Company’s goodwill and intangible amortization expense will decrease approximately $30 million after tax annually as a result of the adoption of SFAS 142. The Company will be required to review goodwill for potential impairment annually. Subsequent to year end, the Company completed the transitional assessment of its goodwill. The assessment resulted in no impairment.

In October 2001, the FASB issued SFAS 144, Accounting for the Impairment and or Disposal of Long-Lived Assets. This pronouncement supercedes and addresses significant issues relating to the implementation of SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS 144 retains many of the fundamental provisions of SFAS 121 and establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Guidant adopted SFAS 144 on January 1, 2002. The application of SFAS 144 is not expected to have a material impact on the Company’s results of operations and financial position.

Note 3 — Acquisitions, Mergers, and Disposal

Intermedics, Inc.: On February 1, 1999, the Company completed its acquisition of the electrophysiology business of Sulzer Medica, Ltd., which includes Intermedics, Inc. (Intermedics), a manufacturer and distributor of bradycardia pacemakers, for $770 million in cash, net of post-closing adjustments. The acquisition was accounted for using the purchase method. The consolidated financial statements include the Intermedics operating results from the date of acquisition. The aggregate amount paid includes $200 million required to settle the Company’s intellectual property litigation with Intermedics, which was payable regardless of the consummation of the acquisition. This litigation settlement charge was recorded in 1998.

Intangible assets acquired will be amortized over their estimated useful lives, ranging from 10 to 20 years. As previously discussed, the Company reclassified the net book value of the assembled workforce from other intangibles to goodwill on January 1, 2002, and will no longer amortize this asset. The final purchase price allocation is as follows:

Litigation settlement	$200
Developed technology	28
Purchased research and development	49
Assembled workforce	101
Net tangible assets	89
Excess of cost over net assets acquired	303

$770

The Company recorded $83 million of liabilities related to the announced closing of the acquired facilities and termination of various Intermedics contractual commitments. All costs have been expended as of December 31, 2001.

CardioThoracic Systems, Inc.: On November 15, 1999, the Company completed its acquisition of CardioThoracic Systems, Inc. (CTS), in a tax-free stock-for-stock transaction. CTS developed a broad range of products to advance the field of less-invasive cardiac surgery and pioneered the cardiac artery bypass grafting procedure performed on a beating heart.

The business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.3611 shares of Guidant common stock for each share of CTS common stock. Approximately 5.3 million shares of Guidant common stock were issued in connection with the CTS merger. In addition, CTS’ outstanding stock options were converted into options to acquire approximately 0.8 million shares of Guidant common stock. The Company recorded costs of $21.9 million in connection with the acquisition of CTS, which includes approximately $8.1 million in transaction costs and integration costs of approximately $13.8 million. Estimated costs include those typical in a merging of operations and relate to, among other things, the integration of various contractual commitments and management rationalization. All costs had been expended as of December 31, 2000.

General Surgery: Management’s strategic redirection away from general surgery to cardiovascular applications was announced in 1996. As a result of this decision, on July 7, 1999, the Company reached a definitive agreement to sell the assets related to its general surgery product line. The financial impact of the disposal is not material to the consolidated financial statements and is included in “other, net” in the income statement. The sale does not include any of the products for cardiac surgery applications, including products for endoscopic vessel harvesting. Under the terms of the agreement, the Company retained the ability to apply certain of the technologies that were transferred as part of the transaction to cardiac surgery products that were either in development or will be developed in the future.

Note 4 — Special Items

In October 2001, Guidant entered into an agreement with Metamorphic Surgical Devices, LLC to purchase technology pertaining to the development of embolic protection devices. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the in-process research and development. Upon FDA approval of the technology, an additional $3.0 million payment will be required.

Sales of the Company’s ANCURE System were voluntarily halted in March 2001 as a result of Guidant’s identification of certain deficiencies in the ANCURE-related regulatory processes and communications with the FDA. In August 2001, the Company received FDA approval of the required PMA supplements, which allowed the return to a full market release of the ANCURE System.

In April 2001, the Company announced a field action concerning a specific memory component in the first-generation VENTAK PRIZM Implantable Defibrillator. In spite of the memory component issue, these devices continue to deliver lifesaving therapy, as well as single-chamber pacing to treat slow heart rhythms. Field inventory that contained this memory component was returned to the Company and a software solution was designed to non-invasively return full functionality to any affected implanted device. The Company recorded a $25.0 million pre-tax special charge to first quarter earnings to account for expenses associated with this action and the previously discussed ANCURE voluntary recall. Management believes that this amount will be sufficient to fund recall-related expenses related to these two actions.

In April 2000, Guidant obtained an exclusive option from Impulse Dynamics to acquire emerging cardiovascular technology for the treatment of heart failure. Under the terms of the agreement, Guidant paid Impulse Dynamics $125.0 million for the exclusive right to evaluate experimental therapies for the treatment of heart failure under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and did not exercise its option to acquire these rights to certain experimental heart therapies. As a result, a charge of $127.0 million relating to the unexercised option and related expenses was recognized in the fourth quarter of 2000.

Note 5 — Stock Plans

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

The Company made two broad employee stock option grants in 2001. In January, the Company granted options on approximately nine million shares as part of its customary annual grant to management employees. In July, the Company granted options on approximately 11 million additional shares as part of a special one-time grant covering all eligible Guidant employees. The July grant is intended to replace broad-based employee option grants in 2002. As a result, options granted during 2002 are expected to be substantially lower than prior years.

Stock options are granted at 100% of the fair market value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors typically vest and become fully exercisable at the next annual meeting. The majority of other stock options granted by the Company vest and become fully exercisable three to five years from the date of grant or vest in increments over three to five years.

Stock option activity is summarized below:

	2001		2000		1999

		Weighted-Average		Weighted-Average		Weighted-Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding at January 1	35,078,541	$37.64	33,128,339	$30.32	28,606,860	$21.27
Granted	20,698,411	38.47	9,574,720	51.77	8,490,264	54.50
Exercised	(1,884,060)	14.76	(5,545,074)	16.28	(2,944,768)	10.68
Cancelled	(1,779,544)	49.31	(2,079,444)	43.35	(1,024,017)	37.65

Outstanding at December 31	52,113,348	$38.41	35,078,541	$37.64	33,128,339	$30.32
Exercisable at December 31	18,848,329	$30.38	16,207,080	$25.96	13,655,647	$16.16

Options Outstanding				Options Exercisable

		Weighted-Average
Range of		Remaining Contractual	Weighted-Average		Weighted-Average
Exercise Prices	Outstanding	Life (Years)	Exercise Price	Exercisable	Exercise Price

$3.63 - $10.00	2,091,758	3.6	$7.00	2,091,081	$7.00
$10.01 - $17.00	2,874,266	4.8	$11.10	2,864,497	$11.08
$17.01 - $30.00	1,072,929	5.5	$22.43	1,020,994	$22.32
$30.01 - $39.00	21,840,725	7.8	$32.03	8,752,359	$32.66
$39.01 - $71.00	24,233,670	8.1	$50.82	4,119,398	$52.85

	52,113,348	7.6	$38.41	18,848,329	$30.38

The per-share weighted-average fair value of stock options granted in 2001, 2000, and 1999 was $19.14, $26.25, and $26.32, respectively. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999

Risk-free interest rate	5.1%	6.7%	5.1%
Dividend yield	—	—	—
Volatility factor	38.5%	35.5%	36.3%
Option life	7 years	7 years	7 years

Had compensation expense for stock options granted in 2001, 2000, and 1999 been recorded based on the fair market value at the grant date, the Company’s net income and earnings per share would have decreased by $117.5 million and $0.39, respectively, in 2001. Net income and earnings per share would have decreased by $93.0 million and $0.31, respectively, in 2000. Net income and earnings per share would have decreased by $75.9 million and $0.25, respectively, in 1999. The pro forma impact on income assumes a forfeiture rate of approximately 10%. These pro forma amounts may not be representative of the effects on reported net income for future years.

In the third quarter of 2001, the Company introduced its Employee Stock Purchase Plan. The stock purchase plan enables employees to contribute up to 10% of their wages toward the purchase of the Company’s common stock at the end of each four-month purchase period. Employees purchase shares of Guidant common stock for 85% of the average of the reported high and low sales prices on the first or last day of the purchase period, whichever price is lower.

At December 31, 2001, there were approximately 11.7 million additional shares available for grant under the Company’s stock plans.

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

Note 6 — Earnings Per Share

The following table sets forth the computation of earnings per share:

	2001	2000	1999

Income before cumulative effect of accounting change	$484.0	$374.3	$344.5
Cumulative effect of accounting change, net	—	—	(3.3)

Net income	$484.0	$374.3	$341.2

Weighted-average common shares outstanding	300.86	301.10	300.51
Effect of employee stock options	5.36	9.01	10.38

Weighted-average common shares outstanding and assumed conversions	306.22	310.11	310.89

Earnings per share — basic:
Income before cumulative effect of accounting change	$1.61	$1.24	$1.15
Cumulative effect of accounting change, net	—	—	(0.01)

Earnings per share — basic	$1.61	$1.24	$1.14

Earnings per share — diluted:
Income before cumulative effect of accounting change	$1.58	$1.21	$1.11
Cumulative effect of accounting change, net	—	—	(0.01)

Earnings per share — diluted	$1.58	$1.21	$1.10

For the year ended December 31, 2001, there were approximately 24 million common shares that were not included in the computation of earnings per share-diluted since they were anti-dilutive. Anti-dilutive shares were immaterial for the years ended December 31, 2000 and 1999.

Note 7 — Borrowings

As of December 31, the Company’s outstanding borrowings consisted of:

	2001	2000

Commercial paper	$391.0	$246.7
Bank borrowings	21.4	215.1
Long-term notes	347.6	347.1

	760.0	808.9
Less short-term debt	300.0	300.0

	$460.0	$508.9

On February 11, 1999, the Company issued seven-year, 6.15% notes with a $350 million principal amount. At December 31, 2001, the Company had a $400 million facility that permits borrowings through August 2003 and a $550 million facility that permits borrowings through August 2002 that would be due and payable one year from that date. There are currently no outstanding borrowings under these arrangements, which carry a variable market rate of interest. Restrictive covenants in the borrowing agreements include limitations on additional borrowings, consolidations, mergers, certain sales of assets, and maintenance of certain financial performance measures. Compensating balances and commitment fees are not material in either year.

Bank borrowings represent short-term borrowings with various commercial banks. At December 31, 2001, long-term debt is comprised of the long-term notes plus approximately $112 million in commercial paper and bank borrowings that the Company expects will remain outstanding throughout the next twelve months. At December 31, 2000, long-term debt was comprised of the long-term notes plus approximately $162 million in commercial paper and bank borrowings that the Company expected to remain outstanding for at least twelve months. The weighted average interest rate on borrowings outstanding at December 31, 2001, was 4.30% compared to 6.96% at December 31, 2000. Interest expense, which approximates cash payments of interest on borrowings, was $47.0 million, $62.8 million, and $60.9 million in 2001, 2000, and 1999, respectively.

Note 8 — Leases

Guidant entered into operating leases for certain land and office buildings with five-year terms ending in 2005 and 2006. The terms of these leases provide Guidant certain tax advantages. The Company has the option to renew the leases or purchase the property for $46 million at the end of the lease terms. If Guidant does not exercise its renewal or purchase options, it has guaranteed any deficiency in the sales proceeds that the lessor may realize in disposing of the leased property. Guidant has also guaranteed the payment of principal and interest on the lessor’s indebtedness up to $60 million. At December 31, 2001, the lessor’s indebtedness guaranteed by the Company totaled approximately $46 million. The Company does not anticipate that it will incur any losses as a result of these guarantees.

In addition to the leases detailed above, Guidant leases various manufacturing and office facilities and certain equipment under operating leases. Total future minimum lease commitments are as follows:

2002	$30.1
2003	27.5
2004	23.3
2005	18.3
2006	8.2
Thereafter	3.7

$111.1

Rent expense for all leases, including contingent rentals which were not material, amounted to approximately $38.2 million, $34.8 million, and $32.3 million for 2001, 2000, and 1999, respectively.

Note 9 — Income Taxes

Following is a summary of income before income taxes of U.S. and international operations:

	2001	2000	1999

United States	$254.8	$369.7	$455.9
International	412.4	226.1	72.1

	$667.2	$595.8	$528.0

Following is the composition of income tax expense:

	2001	2000	1999

Current:
Federal	$109.3	$156.7	$162.1
State	18.5	28.2	17.5
Foreign	63.7	35.4	37.1

Total currently payable	191.5	220.3	216.7
Deferred:
Federal	(0.8)	4.4	(26.8)
State	(7.5)	(1.5)	(0.8)
Foreign	—	(1.7)	(5.6)

Total deferred tax (benefit) expense	(8.3)	1.2	(33.2)

Income tax expense	$183.2	$221.5	$183.5

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

	2001	2000

Deferred tax assets:
Inventory and product-related reserves	$86.1	$61.5
Net operating loss, capital loss, and credit carryforwards	60.8	75.6
Accrued liabilities	67.0	60.1
Acquisition of intangible assets	62.8	62.8

	276.7	260.0
Valuation allowances	(45.5)	(46.4)

Total deferred tax assets	231.2	213.6

Deferred tax liabilities:
Property and equipment	(33.3)	(23.5)
Other	(0.5)	(1.0)

Total deferred tax liabilities	(33.8)	(24.5)

Deferred tax assets, net	$197.4	$189.1

Income taxes paid were $127.6 million, $78.5 million, and $10.6 million in 2001, 2000, and 1999, respectively.

Following is a reconciliation of the effective income tax rate:

	2001	2000	1999

United States federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in tax rate resulting from:
State income taxes, net of federal tax benefit	1.4	1.2	3.2
Effect of international operations	(9.1)	(5.4)	0.7
Research credit	(1.8)	(2.3)	(2.3)
Benefit from foreign sales corporation	(1.2)	(0.8)	(2.0)
Nondeductible special charges	—	1.8	5.0
Net operating losses and credit carryovers	—	(0.5)	(7.7)
Impulse Dynamics charge	—	6.2	—
Other, net	3.2	2.0	2.9

Effective income tax rate	27.5%	37.2%	34.8%

No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, $783.4 million at December 31, 2001, because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 2001, approximately $72.9 million of federal, state and foreign tax losses and $18.6 million of federal and state credits were available for carryforward. The federal and state carryforwards are subject to valuation allowances and certain restrictions. The losses and credits generally expire within a period of four to fifteen years. At December 31, 2001, $100.6 million of capital losses were available for carryforward. This carryforward is subject to a valuation allowance and expires December 31, 2005.

Note 10 — Employee Benefit Plans

Employee Savings and Stock Ownership Plan: Guidant has created a defined contribution savings plan that covers its eligible United States employees. The plan includes both an employee savings component (savings plan) and an employee stock ownership component (Employee Stock Ownership Plan or “ESOP”). The purpose of the plan is generally to provide additional financial security to employees during retirement.

Participants in the plan may elect to contribute, on a before-tax basis, a certain percent of their annual salary. Participants’ contributions may not be invested in Guidant common stock. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes Guidant common stock in a fixed percentage of employees’ annual base pay to the plan regardless of whether the employee contributes to the plan.

The Company makes its matching and fixed contributions to the plan’s ESOP component. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated among participants’ accounts on a periodic basis until these shares are exhausted (approximately 2006, assuming the year-end price per share of Guidant common stock of $49.80 remains constant). At December 31, 2001, the ESOP held approximately 4.4 million shares allocated to employee accounts and 4.6 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders’ equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings per share. Compensation expense under these plans was $30.3 million, $25.9 million, and $23.4 million for 2001, 2000, and 1999, respectively.

Retirement Plans: The Company sponsors the Guidant Retirement Plan (GRP), a frozen noncontributory defined benefit plan. Only certain employees who met eligibility requirements at the date the GRP was frozen continue to accrue benefits for projected future salary increases under the GRP. The Company’s funding policy for the GRP is consistent with United States employee benefit and tax-funding regulations. GRP assets, which are maintained in a trust, consist primarily of equity and fixed income instruments. The Company also sponsors the Guidant Excess Benefit Plan, a non-qualified, unfunded plan for certain of its officers and key employees. In addition, U.S. and Puerto Rico employees of the Company are eligible to receive specified Company paid healthcare retirement benefits under a plan established in 2000. Following is a summary of these plans:

	Guidant
	Retirement Plan		Guidant		Healthcare Retirement
	(GRP)		Excess Benefit Plan		Benefit Plan

	2001	2000	2001	2000	2001	2000

Accumulated Benefit Obligation December 31	$54.8	$49.6	$24.1	$19.4	$12.6	$10.7

Change in Projected Benefit Obligation
Projected benefit obligation at beginning of year	$53.4	$51.8	$23.2	$7.3	$10.7	—
Service cost	—	—	0.2	0.2	1.4	$1.2
Interest cost	4.0	3.9	1.7	0.8	0.8	0.7
Initial liability	—	—	—	—	—	8.9
Plan amendments	—	—	—	7.1	—	—
Actuarial loss/(gain)	0.1	(1.5)	1.7	8.2	(0.2)	—
Benefits paid	(1.0)	(0.8)	(0.7)	(0.4)	(0.1)	(0.1)

Projected benefit obligation at end of year	$56.5	$53.4	$26.1	$23.2	$12.6	$10.7

Change in Plan Assets
Plan assets at fair value at beginning of year	$68.7	$67.9	—	—	—	—
Actual return on plan assets	(6.9)	1.6	—	—	—	—
Company contributions	—	—	$0.7	$0.4	$0.1	$0.1
Benefits paid	(1.0)	(0.8)	(0.7)	(0.4)	(0.1)	(0.1)

Plan assets at fair value at end of year	$60.8	$68.7	—	—	—	—

Funded status of the plan
Plan assets in excess of (less than) projected benefits	$4.3	$15.3	($26.1)	($23.2)	($12.6)	($10.7)
Unrecognized net loss/(gain)	13.4	(0.8)	7.9	7.1	(0.2)	—
Unrecognized prior service cost	—	—	9.0	10.3	7.7	8.3

Prepaid/(accrued) pension cost	$17.7	$14.5	($9.2)	($5.8)	($5.1)	($2.4)

Periodic Benefit Cost
Service cost	—	—	$0.2	$0.2	$1.4	$1.2
Interest cost	$4.0	$3.9	1.7	0.8	0.8	0.7
Expected return on plan assets	(7.2)	(6.5)	—	—	—	—
Amortization of unrecognized net loss	—	—	0.9	—	—	—
Amortization of unrecognized prior service cost	—	—	1.2	0.9	0.6	0.6

Net periodic benefit cost	($3.2)	($2.6)	$4.0	$1.9	$2.8	$2.5

Assumptions
Discount rate	7.25%	7.50%	7.25%	7.50%	7.25%	7.50%
Expected return on plan assets	10.5%	10.5%	—	—	—	—
Rate of compensation increase	5.9%	5.9%	5.9%	5.9%	—	—
Health care cost trend rate	—	—	—	—	7.0%	7.0%

Certain employees outside the United States participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the preceding table. Expenses attributable to the employees at these locations are included in the results of operations and totaled $5.4 million, $4.4 million, and $4.1 million in 2001, 2000, and 1999, respectively.

Note 11 — Segment Information

The Company manages its business on the basis of one reportable segment: the development, manufacture, and marketing of therapeutic medical technologies for the treatment of cardiovascular and vascular diseases. Guidant’s chief operating decision makers use consolidated results to make operating and strategic decisions. See note 1 for a brief description of the Company’s business.

Geographic Information

	Year Ended December 31
	2001	2000	1999

Net Sales(1):
United States	$1,889.1	$1,814.0	$1,651.2
International	818.5	734.7	701.1

	$2,707.6	$2,548.7	$2,352.3

(1)  Revenues are attributed to countries based on location of the customer.

	Year Ended December 31
	2001	2000

Long-lived assets:
United States	$559.9	$523.5
International	60.7	52.0

	$620.6	$575.5

Classes of Similar Products

	Year Ended December 31
	2001	2000	1999

Vascular intervention	$1,225.6	$1,191.0	$1,217.6
Cardiac rhythm management	1,308.3	1,206.7	1,048.6
Endovascular solutions	101.0	94.8	15.3
Cardiac surgery	72.7	56.2	70.8

	$2,707.6	$2,548.7	$2,352.3

No single customer represents over 10% of the Company’s consolidated sales. Sales of cardiac surgery products in 1999 include sales of general surgery products. See note 3 for further detail.

Note 12 — Financial Instruments

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

No components of the contracts are excluded in the measurement of hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the foreign exchange contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2001 or 2000. The Company recognized a $4.1 million gain from foreign exchange contracts which ceased to qualify as cash flow hedges in 2000. Unrealized gains/(losses) on foreign exchange contracts of $6.2 million and ($14.9) million, net of taxes of $1.0 million and $5.1 million, were included as a separate component of accumulated other comprehensive income in 2001 and 2000, respectively. The Company anticipates that all gains and losses in accumulated other comprehensive income related to foreign exchange contracts will be reclassified into earnings by December 2002.

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

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments: The fair value of cash and cash equivalents, receivables, and short-term debt approximate their carrying value due to their short-term maturities. The cost and estimated fair values of the Company’s other significant financial instruments are as follows:

	2001		2000

		Fair		Fair
	Cost	Value	Cost	Value

Assets:
Available-for-sale securities	$0.5	$0.3	$0.5	$ 0.2
Held-to-maturity securities	19.3	19.3	26.1	24.7
Other investments	27.9	27.9	18.0	18.0

Liabilities:
Long-term notes	$347.6	$361.3	$347.1	$330.2

Foreign exchange contracts	$—	$4.2	$—	($16.1)

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

Gross unrealized losses associated with available-for-sale securities of $0.2 million, net of taxes of $0.1 million, are included as a separate component of accumulated other comprehensive income in 2001. In 2000, gross unrealized losses associated with available-for-sale securities of $0.3 million, net of taxes of $0.1 million, were included as a separate component of accumulated other comprehensive income. Sales of available-for-sale securities were $1.2 million, $8.5 million, and $25.9 million with associated gains of $0, $5.3 million, and $0 in 2001, 2000, and 1999, respectively.

During 1999, the Company recognized a gain of $16.6 million on an equity investment as a result of a tax-free stock-for-stock exchange and contributed this investment to the Guidant Foundation. The contribution of $20.2 million was recognized in expense in 1999.

Note 13 — Contingencies

On October 3, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed suit against the Company alleging that the sale of the Company’s stent products infringes the Palmaz/Schatz patents owned by Cordis. On April 3, 2000, the parties agreed to dismiss all patent litigation between them and resolve remaining disputes in arbitration proceedings. As part of the agreement, each party received licenses to the other’s patents involved in the disputes. The arbitration proceeding regarding the Palmaz/Schatz patents will resolve whether Cordis is entitled to damages based on a limited number of claims under United States patents 4,733,762 and 5,902,332. The arbitration is expected to take place late in the third quarter or in the fourth quarter of 2002.

On February 18, 1998, Arterial Vascular Engineering, Inc. (n/k/a Medtronic AVE, Inc.), filed suit against the Company’s subsidiary, Advanced Cardiovascular Systems, Inc. (ACS), in the District Court of Delaware alleging that the sale of the ACS MULTI-LINK Coronary Stent System infringes certain patents owned by Medtronic AVE. The suit is consolidated with a suit by ACS alleging infringement by Medtronic AVE of certain ACS stent patents. The Medtronic AVE complaint also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, Medtronic AVE is seeking injunctive relief and monetary damages and to invalidate ACS stent patents asserted against Medtronic AVE. The Court has approved a joint motion to stay the litigation until September 2002.

On August 20, 2001, the Company and Cook Incorporated (Cook) announced that they had entered into an agreement pursuant to which the Company will act as worldwide exclusive distributor for a new paclitaxel-coated coronary stent to be developed and manufactured by Cook. On September 10, 2001, Boston Scientific Corporation (BSC) sent a Notice of Dispute to Cook alleging that Cook’s agreement with the Company appears to constitute actual and anticipatory breaches of a License Agreement with Angiotech Pharmaceuticals, Inc. (Angiotech) granting licenses to BSC and Cook. Pursuant to an agreement among the parties, BSC, Cook, and the Company have dismissed all proceedings except for a newly filed complaint filed by Cook against BSC in the United States District Court for the Northern District of Illinois. The complaint seeks declaratory relief, including a finding that the agreement between the Company and Cook is not a breach of the Angiotech license. BSC has counterclaimed, alleging breach of contract and the covenant of good faith and fair dealing, seeking damages and injunctive relief preventing Cook from implementing its agreement with Guidant. The Court is scheduled to rule on dispositive motions in June. The parties are seeking a late 2002 trial date.

The Company is subject to various other proceedings, many involving routine litigation incidental to the business. Other matters contain allegations that are non-routine and involve compensatory, punitive or treble damage claims or seek declarations affecting the validity of the Company’s patents or injunctive relief.

Except with respect to the three cases described above, the outcomes of which could be material to the Company, ultimate liability is not expected to have a material effect on consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period. The Company believes that it has substantial and meritorious defenses relating to the cases described above and intends to contest them vigorously. The Company also has filed lawsuits and has outstanding other legal actions pursuant to which it is seeking recoveries and other relief from the parties named above, among others.

Note 14 — Selected Quarterly Information (Unaudited)

The following table summarizes the Company’s operating results by quarter:

		2001				2000

	Fourth	Third	Second	First	Fourth	Third	Second	First

Net sales	$718.7	$661.6	$656.3	$671.0	$648.8	$600.8	$668.4	$630.7
Cost of products sold	172.2	165.0	155.6	169.5	151.8	149.2	162.3	140.8

Gross profit	546.5	496.6	500.7	501.5	497.0	451.6	506.1	489.9
Research and development	102.9	95.1	92.7	90.7	88.2	85.6	93.0	86.4
Purchased research and development	15.0	—	—	—	—	—	—	—
Sales, marketing, and administrative	219.4	200.0	212.9	203.1	197.9	173.4	191.9	185.6
Litigation settlement, net	—	(10.0)	—	—	—	(12.9)	—	(10.8)
Foundation contribution	—	10.0	—	—	—	—	—	10.8
Interest, net	6.0	7.1	9.0	9.4	11.9	14.0	15.4	13.4
Royalties, net	11.1	10.2	10.6	9.8	11.7	10.3	14.5	14.0
Amortization	11.3	10.8	11.0	10.8	10.8	10.3	11.4	11.5
Other, net	(5.0)	3.4	4.4	1.4	(8.1)	(7.1)	(1.6)	0.3
Special charges	—	—	—	25.0	—	—	—	—
Impulse Dynamics charge	—	—	—	—	127.0	—	—	—

Income before income taxes	185.8	170.0	160.1	151.3	57.6	178.0	181.5	178.7
Income taxes	50.7	47.6	44.8	40.1	49.2	55.2	57.2	59.9

Net income	$135.1	$122.4	$115.3	$111.2	$8.4	$122.8	$124.3	$118.8

Earnings per share — basic	$0.45	$0.41	$0.38	$0.37	$0.03	$0.41	$0.41	$0.39
Weighted average common shares outstanding — basic	299.88	299.25	301.22	303.10	302.05	301.10	300.78	300.89
Earnings per share — diluted	$0.44	$0.40	$0.38	$0.36	$0.03	$0.40	$0.40	$0.38
Weighted average common shares outstanding — diluted	306.99	302.85	305.56	309.44	309.40	310.32	309.24	311.90
Common stock prices:
High	$51.50	$40.09	$46.00	$55.13	$70.88	$71.81	$66.63	$75.38
Low	$38.20	$26.90	$33.00	$43.76	$47.63	$45.56	$44.44	$44.00

Guidant Corporation
Selected Consolidated Financial Data
In millions, except per share and other data

Year Ended December 31	2001(1)	2000(1)	1999(2)	1998(3)	1997(4)

Operations
Net sales	$2,707.6	$2,548.7	$2,352.3	$1,913.1	$1,337.6
Cost of products sold	662.3	604.1	578.1	429.2	326.8

Gross profit	2,045.3	1,944.6	1,774.2	1,483.9	1,010.8
Research and development	381.4	353.2	323.0	287.5	219.1
Purchased research and development	15.0	—	49.0	118.7	57.4
Sales, marketing, and administrative	835.4	748.8	702.4	580.3	458.3
Net income (loss)	$484.0	$374.3	$341.2	($24.8)	$122.9
Earnings (loss) per share — basic	$1.61	$1.24	$1.14	($0.08)	$0.41
Earnings (loss) per share — diluted	$1.58	$1.21	$1.10	($0.08)	$0.40
Weighted-average shares outstanding — diluted	306.22	310.11	310.89	299.64	304.81
Cash dividends declared per share	—	—	—	$0.025	$0.025

December 31	2001	2000	1999	1998	1997

Financial Position
Working capital	$759.2	$453.1	$177.6	$202.0	$138.7
Current ratio	2.0:1	1.6:1	1.2:1	1.3:1	1.3:1
Capital expenditures, net	149.1	159.9	175.1	117.6	79.0
Total assets	2,916.8	2,521.4	2,250.2	1,619.3	1,294.3
Borrowings	760.0	808.9	887.7	444.5	293.7
Borrowings as a percentage of total capitalization	33.0%	40.6%	50.6%	42.8%	31.4%
Shareholders’ equity	1,545.8	1,183.5	867.3	593.9	642.0
Book value per share	$5.05	$3.82	$2.79	$1.98	$2.11

Other Data
Effective income tax rate(5)	28.0%	32.0%	35.4%	36.8%	40.6%
Full-time employee equivalents	12,076	10,452	9,157	7,654	6,143
Common shareholders of record	5,866	5,797	6,151	4,761	3,873

(1)	See Financial Highlights for a description of the special items in 2001 and 2000.

(2)	Net income and earnings per share (EPS) include the effects of: (i) purchased research and development charges of $49.0 million recorded in conjunction with the acquisition of Intermedics, (ii) $31.1 million related to transition pay for manufacturing and non-manufacturing personnel of Intermedics and the impact of purchase accounting valuation adjustments required for inventory acquired from Sulzer Medica, Ltd., (iii) merger-related costs of $21.9 million in connection with the acquisition of CardioThoracic Systems, Inc. (CTS), (iv) a special contribution to Guidant Foundation of $20.2 million, (v) $13.6 million of other income in connection with one-time gains on an equity investment, net of the loss on the sale of the general surgery product line, (vi) adjustments to the tax provision for a change in the tax code related to net operating loss carryforwards, and (vii) a cumulative effect of a change in accounting principle, net of taxes of $3.3 million. The total tax impact of all special items was $42.1 million.

(3)	Net income and EPS include: (i) purchased research and development charges of $118.7 million recorded in conjunction with the acquisitions of InControl, Inc. and NeoCardia, LLC (NeoCardia), (ii) a $0.7 million restructuring charge in connection with the closure of a German subsidiary of CTS, (iii) a $200.0 million charge related to the settlement of litigation with Sulzer Medica, Ltd., (iv) a $60.0 million charge that settled lawsuits with C.R. Bard, Inc., (v) a $9.2 million expense related to patent infringement damages, and (vi) a $40.0 million non-cash impairment charge on general surgery goodwill related to the patent infringement damages. The tax impact of all special items was $66.3 million.

(4)	Net income and EPS include: (i) merger-related costs of $11.1 million in connection with the acquisition of EndoVascular Technologies, Inc., (ii) a special contribution to the Guidant Foundation of $11.5 million, (iii) a one-time gain of $23.2 million on the sale of an equity investment, (iv) a corporate legal reserve of $11.5 million, and (v) a purchased research and development charge of $57.4 million related to NeoCardia. The tax impact of these special items was $20.9 million. Reported net income also includes the cumulative effect of a change in accounting principle of $4.7 million, net of tax.

(5)	Excludes all special items.

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
President and Chief Executive Officer

/s/ Keith E. Brauer

Keith E. Brauer
Vice President, Finance and Chief Financial Officer

Report of Independent Auditors

Board of Directors and Shareholders
Guidant Corporation

We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Indianapolis, Indiana
January 28, 2002