Form 10-K, Exhibit 13
period 2002-12-31
GUIDANT CORP
filed 2003-02-28
CIK 929987

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Guidant Corporation pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets the following products and services that enable less-invasive care for some of life's most threatening medical conditions:

         - Implantable cardioverter defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia)

         - Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia)

         - Implantable cardiac resynchronization therapy cardioverter defibrillator (CRT-D) and pacemaker (CRT-P) systems used to treat heart failure and provide backup therapy for tachycardia and bradycardia

         - Coronary and noncoronary stent systems, angioplasty dilatation catheters, intravascular radiotherapy systems and related accessories for the treatment of artery and biliary stricture disease

         - Products for emerging therapies including beating heart surgery, endoscopic vessel harvesting and less-invasive endovascular procedures for the treatment of abdominal aortic aneurysms (AAA)

Guidant has principal operations in the U.S., Europe and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

OVERVIEW OF CONSOLIDATED OPERATING RESULTS


                                                                                                   % CHANGE
                                                                                             ----------------------
YEAR ENDED DECEMBER 31                        2002            2001            2000           2002/2001    2001/2000
----------------------                        ----            ----            ----           ---------    ---------
In millions, except per share data

Net sales                                   $ 3,239.6      $ 2,707.6       $ 2,548.7            19.6%       6.2%
Gross profit                                  2,442.6        2,045.3         1,944.6            19.4%       5.2%
    % of Net sales                               75.4%          75.5%           76.3%

Net income                                      611.8          484.0           374.3            26.4%      29.3%
    % of Net sales                               18.9%          17.9%           14.7%

Special items*                                   69.6           25.2           117.2

Adjusted net income*                            681.4          509.2           491.5            33.8%       3.6%
    % of Net sales                               21.0%          18.8%           19.3%

Earnings per share--diluted                 $    2.00      $    1.58       $    1.21            26.5%      31.0%

Adjusted earnings per share--diluted*       $    2.23      $    1.66       $    1.58            33.9%       4.9%

--------------------------------------------------------------------------------

* Adjusted amounts exclude special items described below.

Management believes that the use of adjusted net income and adjusted earnings per share helps present the Company's results in a more meaningful and consistent manner. Management uses, and believes many investors use, these measures to evaluate the Company's ongoing operating performance.

2002 Special Items:
         -        $35.9 million purchased in-process research and development
                  (IPRD) for an exclusive license from Novartis Pharma AG and Novartis AG (Novartis) for the right to utilize the drug everolimus in drug eluting stents
         - $19.3 million IPRD recorded in conjunction with the acquisition of Cardiac Intelligence Corporation
         - $105.2 million net litigation benefit resulting primarily from a $158.2 million award plus interest and costs against Medtronic, Inc. in April 2002, offset in part by a $31.9 million fourth-quarter charge related to the ongoing ANCURE(R)ENDOGRAFT(R)System investigation and related matters
         -        $40.0 million contribution to the Guidant Foundation
         - $60.6 million termination payment and related expenses associated with the termination of the Cook Group Inc. (Cook) merger agreement
         - $31.0 million for the restructuring of endovascular solutions operations approved by Guidant's Board of Directors in May 2002
         -        $12.0 million tax impact of special items

2001 Special Items:
         - $15.0 million IPRD related to the acquisition of embolic protection device technology from Metamorphic Surgical Devices, LLC
         - $25.0 million of expenses associated with the ANCURE ENDOGRAFT System voluntary recall and a field action related to the first-generation VENTAK PRIZM(R)ICD
         -        $14.8 million tax impact of special items

2000 Special Item:
         - $127.0 million related to the write-off of an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics (tax impact - $9.8 million)

OPERATING RESULTS - 2002

SUMMARY

Guidant reported 20% sales growth and earnings per share-diluted growth of 27% (34% excluding special items) for the year ended December 31, 2002. Important developments included:

         - Growth in the ICD system market following the announcement of results from the Guidant-funded MADIT II clinical trial - The U.S. Food and Drug Administration (FDA) expanded the product labeling to permit broader use of these systems.

         - Announcement of preliminary results of COMPANION heart failure therapy clinical trial demonstrating the ability of cardiac resynchronization therapy devices to significantly reduce combined mortality and hospitalization rates

         - FDA approval of three generations of Guidant devices for the treatment of heart failure - CONTAK CD(R)/EASYTRAK(R) CRT-D; CONTAK CD 2 CRT-D; and CONTAK RENEWAL(TM) CRT-D

         - Significant developments in Guidant's efforts to bring a drug eluting stent to market - Guidant acquired an exclusive license from Novartis for the right to use the drug everolimus in drug eluting stents. The Company announced its proposed acquisition of certain assets of Biosensors International's (Biosensors) everolimus eluting stent program to complement its internal everolimus program. The actinomycin-D program was halted following preliminary results of the ACTION clinical trial. Preliminary results from the DELIVER clinical trial led to the termination of plans to merge with Cook.

         - Continued strengthening of Guidant's balance sheet - net cash position, increased working capital and improvements in days receivable outstanding and inventory turnover

         - Industry-leading investments in research and development as a percentage of sales - 13.5% in 2002

         - Controlled spending in sales, marketing and administrative expenses as a percentage of sales - 30.7% in 2002 vs. 30.9% in 2001

         - Expansion of global sales force (9% increase - approximately 180 personnel over the prior year)

         - Restructuring of Guidant's endovascular solutions product lines in May 2002

[Graphics Omitted: 2002 Sales By Product (per narrative), Annual Sales Growth (per narrative), 2002 Worldwide Net Sales (per narrative)]

SALES

Guidant reported worldwide net sales of $3,239.6 million for 2002, up $532.0 million or 20% over 2001. Growth in unit volume and fluctuations in foreign currency exchange rates increased net sales by 19% and 1% with no significant impact from price changes. Guidant experienced double-digit growth across all major product groups and geographies driven by new product launches and enhanced distribution capability. Sales in the U.S., Europe and Japan grew by 21%, 17% and 19% while the remaining geographies grew 4%. Sales in 2002 were $2,293.0 million in the U.S., $576.7 million in Europe, $260.5 in Japan and $109.4 million in the remaining geographies.

ICD Systems

Worldwide sales of ICD systems for 2002 were $1,008.1 million, up $289.5 million or 40% over 2001. ICD system sales include sales of CRT-D systems. Growth in unit volume, price increases and fluctuations in foreign currency exchange rates increased ICD system sales by 34%, 5% and 1%. U.S. ICD system sales climbed 43% to $821.7 million, while international sales of $186.4 million were up 28% over the prior year, 21% in constant currency. ICD system sales were driven by:

         - MADIT II clinical trial's positive impact on the worldwide ICD market

         - CONTAK CD/EASYTRAK CRT-D System, approved by the FDA and launched in the U.S. in May 2002

         - CONTAK CD 2 CRT-D System, approved by the FDA and launched in the U.S. in October 2002

         -        Continued acceptance of Guidant's PRIZM family of ICD systems

         - Next generation VITALITY(TM) ICD System, launched in Europe in October 2002

         - Continued expansion of dedicated cardiac rhythm management global sales force

The results of the MADIT II clinical trial have made it easier to identify patients that can benefit from an ICD. In the clinical trial, heart attack survivors with an ejection fraction (EF) of 30% or less received either optimal drug therapy or optimal drug therapy plus an ICD. (EF is a measurement of how effectively the heart pumps blood, with healthy hearts yielding EFs of 50% or greater.) The clinical trial was halted as the patients receiving the ICD demonstrated a 31% mortality benefit. In September 2002, a joint committee from the American College of Cardiology (ACC), the North American Society of Pacing and Electrophysiology (NASPE), and the American Heart Association (AHA) published updated physician practice guidelines recommending use of implantable defibrillators for patients meeting the MADIT II criteria. In January 2003, the European Society of Cardiology published new guidelines recommending implantation of an ICD for patients meeting the MADIT II criteria. Guidant is the only ICD manufacturer to have FDA-approved labeling that specifies Guidant devices for the patient population defined by MADIT II.

Pacemaker Systems

Worldwide pacemaker system sales were $641.8 million in 2002 compared to $589.7 million in 2001, representing 9% growth. Growth in unit volume, price increases and fluctuations in foreign currency exchange rates increased pacemaker system sales by 4%, 4% and 1%. These revenues include sales of CRT-P systems outside the U.S. Sales in the U.S. totaled $413.7 million, representing 9% growth over 2001. International sales growth was driven by the European market with $132.7 million in sales, a 10% growth over the prior year, 4% in constant currency. Pacemaker system sales were driven by the global launch of the INSIGNIA(TM) family of pacemakers in June 2002.

Coronary Stent Systems

Worldwide coronary stent system revenues were $926.6 million in 2002 compared to $819.0 million in 2001, representing 13% growth. These revenues include sales of dilatation catheters to Cordis Corporation (Cordis) under a previously announced agreement. Stent system unit volumes and foreign currency exchange rates increased revenues 18% and 1%, while declines in the average selling prices decreased revenues by 6%. Sales of coronary stent systems in the U.S. were $628.5 million in 2002 compared to $584.5 million in the prior year. International sales of coronary stent systems grew 27% over the prior year, 24% in constant currency. Sales of coronary stent systems during 2002 were driven by:

         - Continued acceptance of the MULTI-LINK PENTA(TM) Coronary Stent System launched in the U.S. in June 2001

         -        Fourth quarter 2001 U.S. launch of MULTI-LINK
                  PIXEL(TM) Coronary Stent System, designed to treat small-diameter vessels and, therefore, serve a new group of patients

         - September 2002 FDA approval and U.S. launch of the MULTI-LINK ZETA(TM) Coronary Stent System

         - Strength of European sales due to the introduction of the MULTI-LINK ZETA in May 2002 despite competitors' introductions of drug eluting stent therapy and a new metallic stent in the second quarter of 2002 - Coronary stent system unit growth increased 14% in 2002 compared to 2001 in Europe.

         -        Sales growth in Japan from Guidant's MULTI-LINK
                  TRISTAR(TM) Coronary Stent System launched in the fourth quarter of 2001

The introduction of drug eluting stents is expected to increase the value of coronary stenting substantially. During 2002, competitive drug eluting stents began to enter the European market, and Guidant anticipates competitive U.S. entry in the first half of 2003. Guidant expects these introductions to reduce the market for metallic stents materially, particularly in the U.S. Following the termination of the Company's merger agreement with Cook, Guidant expects to bring its first drug eluting stent to market through its everolimus program in 2005. Guidant licensed the exclusive right to use everolimus on drug eluting stents from Novartis. The Company will supplement internal work on its everolimus eluting stent program with the proposed acquisition of certain assets of Biosensors' everolimus eluting stent program. See Note 4 in the notes to the consolidated financial statements for further description of the acquisitions.

Angioplasty Systems and Accessories

Angioplasty system and accessory sales, including sales of atherectomy products, totaled $393.6 million in 2002 compared to $401.8 million in 2001. This 2% decrease in sales reflects price declines of 4%, offset by volume and foreign exchange rate increases of 1% each. Sales include the rapid-exchange (RX) CROSSSAIL(TM) and over-the-wire (OTW) OPENSAIL(TM) Coronary Dilatation Catheters.

Intravascular Radiotherapy Systems

Worldwide sales of the GALILEO(TM) Intravascular Radiotherapy System were $39.8 million in 2002 compared to $4.8 million in 2001, principally due to unit volume growth. Approved in the U.S. in November 2001, the GALILEO System is used for the treatment of in-stent restenosis, the recurrence of a blockage in a coronary artery that had been previously propped open with a coronary stent. In September 2002, Guidant announced FDA approval and launch of its next-generation GALILEO III Intravascular Radiotherapy System. The system is also available in Europe.

Noncoronary Stent Products

Worldwide sales of noncoronary stent products totaled $74.5 million in 2002 compared to $55.4 million in 2001, representing 34% growth. Growth in unit volume and fluctuations in foreign currency exchange rates increased net sales of these products by 35% and 1%, while declines in average selling prices decreased revenues by 2%. Sales were driven by:

         -        RX HERCULINK(R) PLUS Biliary Stent System

         -        DYNALINK(R) Self Expanding Biliary Stent System

         -        AGILTRAC(TM) Peripheral Dilatation Catheter

         -        Addition of a dedicated noncoronary stent sales force in early
                  2002

Systems for Treatment of AAA

Sales of Guidant's ANCURE ENDOGRAFT Systems and accessories for the treatment of AAA were $63.3 million in 2002 compared to $45.6 million in 2001. Growth in unit volume and prices increased net sales of these systems by 35% and 4%, with no significant impact from fluctuations in foreign currency. Total sales were impacted in 2001 by a voluntary product recall in March 2001 and subsequent relaunch in August 2001.

Cardiac Surgery Products

Sales of cardiac surgery products were $91.9 million in 2002 compared to $72.7 million in 2001, representing growth of 26%. Unit volume growth in sales was primarily driven by:

         - VASOVIEW(R) 5 Endoscopic Vessel Harvesting System, launched in the U.S. in March 2002

         -        27% increase in the U.S. cardiac surgery sales force

         - AXIUS(TM) Vacuum 2 Stabilizers for performing beating heart surgery, launched in the U.S. in February 2002

COST OF PRODUCTS SOLD

Cost of products sold was $797.0 million in 2002, representing 24.6% of net sales compared to 24.5% in 2001. Cost of products sold as a percentage of net sales was relatively unchanged as a result of offsetting fluctuations. The impact of unfavorable foreign exchange hedge results and reduced vascular intervention sales mix was offset almost entirely by pricing and volume associated with ICD market growth and operational efficiencies.

RESEARCH AND DEVELOPMENT

Innovation is essential to Guidant's success. It is one of the primary bases of competition in Guidant's markets. The Company works to introduce new products; enhance the effectiveness, ease of use, safety and reliability of existing products; and expand the applications for its products. Guidant continued to invest aggressively in research and development in 2002. Research and development expense was $437.5 million in 2002, or 13.5% of net sales, compared to $381.4 million in 2001, or 14.1% of net sales. Significant investments in research and development in 2002 included:

         -        Drug eluting stent research and development

         - Advanced Patient Management(TM), designed to allow physicians to continuously monitor patient heart function remotely and automatically

         - Clinical trials to support the benefits of cardiac resynchronization therapy (CRT) devices for treating heart failure

         - Development of next-generation devices for cardiac rhythm management and cardiac surgery products

In addition to funding internal research and development efforts, Guidant also invests in early-stage technologies through equity investments, acquisitions, and other investment and collaborative vehicles.

Important research and development milestones in 2002 included:

         - MADIT II Clinical Trial - Results showed a 31% decrease in mortality for those patients (heart attack survivors with an ejection fraction of 30% or less) receiving an ICD versus those receiving drug therapy alone. These results led to expanded product labeling by the FDA and newly published physician practice guidelines which helped accelerate ICD market growth.

         - COMPANION Clinical Trial - Announced preliminary results and early termination of the COMPANION trial in November 2002 due to the achievement of the trial's primary endpoint. COMPANION demonstrated that CRT devices provide a clinically significant reduction in combined all-cause mortality and hospitalization. Guidant plans to submit results of the COMPANION study to the FDA and international regulatory agencies for product approvals and new indications for its CRT devices. Additional indications for use of these devices, if approved, could significantly expand the eligible patient population.

         - Everolimus - Purchased an exclusive worldwide license from Novartis to use everolimus with drug eluting stents for coronary and peripheral applications. In January 2003, Guidant announced a proposed acquisition of certain assets of Biosensors' everolimus eluting stent program.

         - DELIVER Clinical Trial - Announced in January 2003 that a preliminary analysis indicated that the primary target vessel failure (TVF) endpoint of the study would not be met, although there was a trend toward improvement in TVF in the treatment arm of the study. This U.S. clinical study compared the paclitaxel-coated ACHIEVE(TM) Drug Eluting Coronary Stent System manufactured by Cook Incorporated to Guidant's MULTI-LINK PENTA Coronary Stent System. Based on DELIVER results, the conditions outlined in the merger agreement with Cook were not expected to be satisfied and the merger agreement was subsequently terminated in January 2003.

         - MULTI-LINK VISION(TM) Coronary Stent System - Received Conformite Europeene (CE) Mark approval in December 2002 and submitted a Pre-Market Approval (PMA) application to the FDA in October 2002. The MULTI-LINK VISION is the first in a new class of stents constructed of a cobalt chromium alloy, enabling the stent to have thinner stent struts and enhanced deliverability while maintaining radial strength and visibility.

         - ARCHeR Clinical Trial - Completion of trial enrollment announced in December 2002. ARCHeR is designed to evaluate the safety and efficacy of carotid artery stenting as a minimally invasive alternative for treating carotid artery disease in patients ineligible for surgery or at high surgical risk.

EXPENSES

Sales, marketing and administrative expenses were $993.2 million in 2002, an increase of $157.8 million or 18.9% compared to 2001. Guidant controlled spending as a percentage of sales - 30.7% in 2002 versus 30.9% in 2001. The $157.8 million increase was primarily due to sales growth and continued expansion of the sales force. More than 180 people were added to the global sales force, a 9% increase over the prior year.

Net interest expense totaled $4.0 million in 2002 compared to $31.5 million in 2001. This $27.5 million decrease was driven by a lower average outstanding debt balance, increased interest income due to larger balances in short-term cash investments, and lower interest rates on borrowings in 2002 compared to 2001, in part due to an interest rate swap agreement entered into during 2002. Guidant was in a net interest income position for the first time in the fourth quarter of 2002.

Net royalties expense totaled $54.3 million in 2002 compared to $41.7 million in 2001. The $12.6 million increase was primarily due to increased sales of ICD systems. Amortization expense for goodwill and other intangible assets was $13.2 million for 2002, a decrease of $30.7 million compared to 2001. This decrease in amortization expense was primarily due to the elimination of goodwill amortization on January 1, 2002, as directed by Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets. "Other, net" expenses were $19.6 million in 2002 compared to $4.2 million in 2001. The $15.4 million increase was due primarily to losses on foreign exchange contracts and write-offs of certain fixed assets and equity investments in 2002.

The effective income tax rates for 2002 and 2001 were 27.1% and 27.5%. Excluding the impact of special items, the effective tax rates for 2002 and 2001 were 26.0% and 28.0%. The improvement in the tax rate reflects benefits from increased overseas manufacturing and the elimination of primarily non-tax-deductible goodwill amortization.

NET INCOME

Net income and earnings per share-diluted were $611.8 million and $2.00 for 2002, compared to $484.0 million and $1.58 for 2001. Net income and earnings per share-diluted excluding the special items (see page 2) were $681.4 million and $2.23 for 2002 compared to $509.2 million and $1.66 for 2001. Net income and earnings per share-diluted each grew 34% over the prior year excluding the special items.

OPERATING RESULTS - 2001

SUMMARY

Guidant reported 6% sales growth and earnings per share-diluted growth of 31% (5% excluding special items) in 2001. Important developments included:

         - Detailed agreement with FDA defining regulatory path to approval for the CONTAK CD CRT-D

         - Results of MADIT II clinical trial in November 2001 showing a 31% decrease in mortality for those patients receiving an ICD versus those receiving drug therapy alone

         - Pursuit of multiple drug eluting stent programs including the actinomycin-D program and a collaboration with Cook on paclitaxel-coated stents (see updates in operating results for
                  2002)

         - Industry-leading investments in research and development as a percentage of sales - 14.1% in 2001

         - Expansion of global sales force (18% increase - approximately 300 personnel over the prior year)

         - Voluntary recall of ANCURE ENDOGRAFT System in March 2001 and relaunch in August 2001

[Graphics Omitted: 2001 Sales by Product (per narrative), 2001 Worldwide Net Sales (per narrative)]

SALES

Guidant reported worldwide net sales of $2,707.6 million for 2001, up $158.9 million or 6% over 2000. Growth on a constant currency basis was 8% or an additional $47.9 million in sales. Growth in unit volume of 15% increased net sales, while price declines decreased net sales 7%. Guidant's sales performance was geographically balanced, demonstrating growth from all of its global operations compared to 2000. U.S. sales grew 4%, and even with a negative currency impact, growth was 14% in Europe, 7% in Japan, and 11% in the remaining international geographies. Sales during 2001 were $1,889.1 million in the U.S., $494.9 million in Europe, $218.4 million in Japan and $105.2 million in the remaining geographies. On a constant currency basis, growth was 17% in Europe, 19% in Japan and 21% in the remaining international geographies.

ICD Systems

ICD system sales of $718.6 million grew 8% in 2001 compared to 2000. ICD system sales include sales of CRT-D systems. Growth in unit volume increased net ICD system sales by 12%, while price decreases and fluctuations in foreign currency exchange rates decreased revenues by 3% and 1%. U.S. ICD system sales totaled $573.2 million in 2001, representing 4% growth over 2000. International sales totaled $145.4 million, representing growth of 24% for the year, 29% in constant currency. Sales were driven by:

         -        Continued acceptance of the PRIZM family of ICD systems

         -        Continued European adoption of CRT-D devices

         -        14% increase in the U.S. sales organization in 2001

Pacemaker Systems

Pacemaker system sales were $589.7 million in 2001, compared to $540.1 million in 2000, representing 9% growth worldwide. Growth in unit volume increased pacemaker system sales by 11%, while fluctuations in foreign currency exchange rates decreased revenues by 2%. These revenues include sales of CRT-P systems outside the U.S. Sales in the U.S. totaled $378.2 million, representing 11% growth over 2000. International sales growth was driven by European sales, which grew 12% over the prior year, 15% in constant currency. Revenue growth was impacted by continued acceptance of the PULSAR(TM) MAX II family of products and the previously mentioned increase in the U.S. sales organization.

Coronary Stent Systems

Worldwide coronary stent system revenues were $819.0 million during 2001 compared to $821.1 million during 2000 and include sales of dilatation catheters to Cordis under a previously announced agreement. Stent system unit volumes increased revenues 10% during 2001, while declines in average selling prices and foreign currency exchange rates decreased revenues by 8% and 2%. Sales of coronary stent systems in the U.S. were $584.5 million in 2001, compared to $594.8 million in the prior year. Key sales drivers include:

         -        MULTI-LINK TETRA(TM) Coronary Stent System

         - MULTI-LINK PENTA Coronary Stent System, which drove unit growth in the U.S. after its launch in June 2001

         - MULTI-LINK PIXEL Coronary Stent System, which drove unit growth in Europe after its launch in the third quarter of 2001 and in the U.S. in the fourth quarter of 2001

Angioplasty Systems and Accessories

Angioplasty system and accessory sales, including sales of atherectomy products, were $401.8 million in 2001, reflecting an increase of 9% over 2000. Worldwide sales growth of these products was 11% on a constant currency basis. U.S. sales for the year were $202.6 million, or 6% over the prior year. Sales were driven by the RX CROSSSAIL and OTW OPENSAIL Coronary Dilatation Catheters, approved by the FDA in March 2001.

Intravascular Radiotherapy Systems

In November 2001, Guidant announced FDA approval and U.S. launch of the GALILEO Intravascular Radiotherapy System for the treatment of in-stent restenosis. Worldwide intravascular radiotherapy system revenues were $4.8 million in 2001.

Noncoronary Stent Products

Worldwide sales of noncoronary stent products totaled $55.4 million in 2001, compared to $32.1 million in 2000, representing 73% growth. Sales included the following key products:

         -        RX HERCULINK PLUS Biliary Stent Systems

         -        RX HERCULINK Biliary Stent Systems

Systems for Treatment of AAA

Sales of Guidant's ANCURE ENDOGRAFT Systems and accessories for the treatment of AAA totaled $45.6 million in 2001, compared to $62.7 million in 2000. Total sales of these products was impacted by a voluntary product recall in March 2001 and subsequent relaunch in August 2001. Accordingly, 2001 sales reflect seven months of revenues for ANCURE systems and accessories versus 12 months of sales in 2000.

Cardiac Surgery Products

Sales of cardiac surgery products were $72.7 million in 2001, compared to $56.2 million in 2000, representing growth of 29%. 2001 sales include the VASOVIEW 4 Endoscopic Vessel Harvesting System and the AXIUS family of products for performing beating heart surgery.

COST OF PRODUCTS SOLD

Cost of products sold in 2001 was $662.3 million, representing 24.5% of net sales compared to 23.7% in 2000. This slight increase was driven by the impact of exchange rates and sales price declines in coronary stent systems compared to the prior year.

RESEARCH AND DEVELOPMENT

Research and development expense was $381.4 million in 2001, or 14.1% of net sales, compared to $353.2 million in 2000, or 13.8% of net sales. Growth on a percentage of sales basis was driven by significant investments in the research and development of drug eluting stents for the prevention and treatment of artery disease, and implantable resynchronization therapy for the treatment of heart failure.

EXPENSES

Sales, marketing and administrative expenses totaled $835.4 million, an increase of $86.6 million or 12% in 2001 compared to 2000. Growth in sales and marketing expenses was somewhat offset by declines in general and administrative expenses. Sales and marketing expense growth was driven by an 18% increase in the global sales organization during 2001. In addition to expanding its sales force, Guidant made investments in a marketing initiative to further develop its brand and expand its worldwide markets.

Net interest expense was $31.5 million in 2001, a $23.2 million decrease compared to the prior year. A lower average outstanding debt balance, lower interest rates, and increased interest income from short-term cash investments drove this decrease in 2001. Amortization expense for goodwill and other intangible assets was $43.9 million for 2001, consistent with prior-year levels. Royalty expense decreased by $8.8 million in 2001 compared to 2000. The decrease was caused by the end of a royalty agreement in October 2000 associated with certain vascular intervention products offset by an increase due to the growing cardiac surgery business. "Other, net" increased $20.7 million in 2001 compared to 2000. This increase was driven by write-offs of certain fixed assets in 2001 and by income from an up-front license access fee on a cardiac surgery product and gains from equity investments in 2000.

Guidant recorded a $10.0 million net benefit from several legal settlements in the third quarter of 2001. The Company chose to use these funds to make a $10.0 million contribution to the Guidant Foundation; therefore, the legal settlements did not have an impact on earnings in 2001. Benefits from legal settlements in 2000 totaled $23.7 million, including a $12.9 million benefit from a favorable legal ruling involving a cardiac surgery product for which the Company previously accrued damages. These benefits were offset in part by contributions to the Guidant Foundation totaling $10.8 million.

The effective income tax rates for 2001 and 2000 were 27.5% and 37.2%. Excluding the effect of the special items, the effective tax rates for 2001 and 2000 were 28.0% and 32.0%. The improvement in the adjusted tax rate reflects Guidant's strategic investments in overseas manufacturing in lower tax jurisdictions and increased investments in research and development, which generate federal and state research and development tax credits.

NET INCOME

Net income and earnings per share-diluted were $484.0 million and $1.58 for 2001, compared to $374.3 million and $1.21 for 2000. Net income and earnings per share-diluted excluding the special items (see page 2) were $509.2 million and $1.66 for 2001, compared to $491.5 million and $1.58 for 2000. Net income and earnings per share-diluted grew 4% and 5% over the prior year excluding the special items.


LIQUIDITY AND FINANCIAL CONDITION

(Dollars in millions, except per share data)

                                                          2002          2001
                                                          ----          ----
Cash and cash equivalents (1)                         $1,014.8        $437.8
Working capital                                       $1,437.4        $759.2
Current ratio                                          2.7:1.0       2.0:1.0
Net cash (debt) position (2)                            $656.6       ($313.3)
Shareholders' equity per common share (3)                $7.59         $5.05
Days receivable outstanding (4)                             68            80
Inventory turnover                                        2.79          2.69

         (1) A substantial portion of cash and cash equivalents are held as permanent investments by Guidant's non-U.S. subsidiaries
         (2) Net cash (debt) position is the sum of cash and cash equivalents and short-term investments less total debt
         (3) Represents total shareholders' equity divided by weighted average shares outstanding-diluted
         (4) Improvement in 2002 due to increased credit and collection efforts

The Company generated cash flows that were more than sufficient to fund operations in 2002. The Company believes its cash from operations is sufficient to fund anticipated working capital needs for 2003.

SUMMARY OF CASH FLOWS (In millions)

Year Ended December 31,                          2002           2001          2000
                                               --------       --------      --------
Net cash provided by (used in):
  Operating activities                         $1,044.2       $ 682.5      $ 647.4
  Investing activities                           (219.6)       (181.7)      (292.4)
  Financing activities                           (353.2)       (217.5)      (221.5)
  Effect of exchange rate changes on cash         105.6          (8.5)         1.7
                                               --------       -------      -------
Net increase in cash and cash equivalents      $  577.0       $ 274.8      $ 135.2
                                               ========       =======      =======

Net cash provided by operating activities increased $361.7 million in 2002 primarily due to:

         -       $127.8 million increase in net income in 2002 compared to 2001

         - Increase in other liabilities including $50.0 million termination fee to Cook incurred in 2002, paid in 2003; $40.0 million increase in payable to the Guidant Foundation; $27.0 million additional accrued litigation; and $28.5 million increase in accrued royalties

         - Increase in accounts payable and accruals primarily due to a higher bonus accrual for fiscal year 2002

Net cash provided by operating activities increased $35.1 million in 2001 primarily due to:

         -        $109.7 million increase in net income in 2001 compared to 2000

         - Increased inventory balances in 2001 due to the build-up for several new product lines with recent FDA approval and those with anticipated near-term FDA approval

         - Increase in other liabilities including $10.0 million payable to Guidant Foundation in 2001 and $30.3 million of merger-related expenses paid in 2000


Net cash used by investing activities increased $37.9 million in 2002 primarily due to:

         - $43.2 million increase in IPRD related to payments made to Novartis and Cardiac Intelligence Corporation partially offset by:

         - $15.7 million decrease in net additions of property and equipment and other assets in 2002 compared to 2001


Net cash used by investing activities decreased $110.7 million in 2001 primarily due to:

         -        $127.0 million paid in 2000 for Impulse Dynamics option

         - $10.8 million decrease in net additions of property and equipment in 2001 compared to 2000 partially offset by:

         - $11.0 million paid for IPRD to Metamorphic Surgical Devices, LLC (additional $4.0 million accrued in 2001 and paid in 2002)


Net cash used by financing activities increased $135.7 million in 2002 primarily due to:

         -        $348.0 million increase in debt payments

partially offset by:

         -        $199.6 million decrease in the repurchase of common stock


Net cash used by financing activities decreased $4.0 million in 2001 primarily due to:

         -        $30.9 million decrease in debt payments

         -        $38.0 million decrease in the repurchase of common stock

partially offset by:

         - $64.9 million decrease in the issuance of common stock under stock plans


The effect of exchange rate changes on cash increased $114.1 million in 2002 compared to 2001 primarily due to the strengthening of the Euro and Guidant's increasing asset base offshore. Effective January 1, 2003, Guidant's manufacturing affiliate in Ireland changed from Euro to U.S. dollar functional currency since the majority of transactions are now denominated in U.S. dollars.

COMMITMENTS

Scheduled payments at December 31, 2002, for long-term debt and other noncurrent liabilities, as reported, and operating leases include the following:

                                              SCHEDULED PAYMENTS (in millions)

                                LESS THAN
                                  1 YEAR     1-3 YEARS     4-5 YEARS    THEREAFTER    TOTAL
                                  ------     ---------     ---------    ----------    -----
Long-term debt                     $ 6.8      $361.7            --           --      $368.5
Other noncurrent liabilities          --        88.5         $18.5        $59.8       166.8
Operating leases (1)                35.3        51.4          22.3          4.7       113.7
                                  ------      ------        ------       ------      ------
                                   $42.1      $501.6         $40.8        $64.5      $649.0
                                  ======      ======        ======       ======      ======

         (1) Guidant entered into operating leases for certain land and office buildings with five-year terms ending in 2005 and 2006. The terms of these leases provide certain tax advantages. Guidant has the option to renew the leases or purchase the property for $57.2 million at the end of the lease terms. If Guidant does not exercise its renewal or purchase options, it has guaranteed any deficiency in the sales proceeds that the lessor may realize in disposing of the leased property. Guidant has also guaranteed the payment of principal and interest on the lessor's indebtedness up to $60.0 million. At December 31, 2002, the lessor's indebtedness guaranteed by the Company totaled approximately $57.2 million. The Company does not anticipate that it will incur any losses as a result of these guarantees.

At December 31, 2002, the Company had outstanding borrowings of $368.5 million at a weighted average interest rate of 3.94%, including bank borrowings, $350.0 million principal balance in long-term notes due in 2006 and an interest rate swap agreement valued at $13.5 million. Bank borrowings represent short-term uncommitted credit facilities with various commercial banks. The commercial paper borrowings are supported by two credit facilities aggregating $800.0 million. There are currently no outstanding borrowings under these facilities. The Company has classified $6.8 million as short-term debt at December 31, 2002. The Company believes that cash and cash equivalent balances will be adequate to fund maturities of short-term borrowings, obligations to make interest payments on its debt and other anticipated operating cash needs for 2003, including planned capital expenditures of approximately $170.0 million in 2003.


MARKET RISK DISCLOSURES

The overall objective of Guidant's risk management policy is to reduce the potential negative earnings effect from the impact of fluctuating foreign currencies and interest rates. In the normal course of business the Company follows established policies and procedures in its management of these exposures. The primary feature of Guidant's risk management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business. Guidant utilizes foreign exchange forward contracts and interest rate swap agreements to minimize the impact of fluctuating foreign currencies and interest rates. The contracts are initiated within the guidelines of documented corporate risk management policies. Guidant does not use financial instruments for speculative or trading activities.

FOREIGN EXCHANGE RISK

Due to Guidant's commitment to a global presence and customer support, the Company conducts a portion of its business in various foreign currencies (primarily the currencies of Europe and Japan) and, as a result, a portion of revenues and earnings are exposed to changes in foreign exchange rates. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and cross-border intercompany purchases of inventory, as well as from the translation of results of operations from outside the

U.S. The Company seeks to manage its foreign exchange risk in part through operational means, including managing local currency assets in relation to local currency liabilities. As described earlier, Guidant's manufacturing affiliate in Ireland changed from Euro to U.S. dollar functional currency on January 1, 2003.

Foreign exchange risk is also managed through the use of foreign exchange contracts. The fair value of all foreign exchange contracts outstanding was ($31.3) million and $4.2 million at December 31, 2002 and 2001. An analysis has been prepared to estimate the sensitivity of the fair value of all foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in exchange rates at December 31, 2002 and 2001. The results of the estimation, which may vary from actual results, are as follows:

                                                         FAIR VALUE OF
                                                   FOREIGN EXCHANGE CONTRACTS
                                                    2002                2001
                                                  --------            -------
      10% adverse rate movement                   ($106.0)            ($27.9)
      At year-end rates                            ($31.3)              $4.2
      10% favorable rate movement                   $43.5              $32.3

Any gains and losses in fair value of foreign exchange contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table.

INTEREST RATE RISK

The Company's financial instruments are exposed to interest rate risk. During 2002, Guidant entered into an interest rate swap agreement to modify the interest characteristic of approximately half of the principal amount of its long-term notes so that the interest payable on that portion of long-term notes effectively becomes variable and thus matches the variable interest rate received from its cash. Accordingly, interest rate fluctuations impact the fair value of the Company's long-term notes outstanding, which are offset by corresponding changes in the fair value of the interest rate swap agreement. Since the Company is in a net cash position, the interest rate swap agreement reduces exposure to floating rate risk. An analysis of the impact on the Company's interest rate sensitive financial instruments to a hypothetical 10% change in short-term interest rates compared to interest rates at year end shows no significant impact on earnings or cash. The fair value of the interest rate swap agreement was $13.5 million at December 31, 2002.

SIGNIFICANT ACCOUNTING POLICIES

It is important to understand Guidant's accounting policies in order to understand its financial statements. In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. The accounting policies that are most subject to important estimates or assumptions include those described below. See Note 2 in the notes to the consolidated financial statements for further description of these items.

Guidant continually evaluates the accounting policies and estimates it uses to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals and various other assumptions believed to be reasonable.

Inventory Reserves - The Company values its inventory at the lower of cost, determined on a first-in, first-out method, or market. Reserves are estimated for excess, slow-moving and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value. The Company reviews inventory on hand at least quarterly and records provisions for excess and obsolete inventory based on several factors, including current assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration. The Company's industry is characterized by rapid product development and frequent new product introductions. Uncertain timing of product approvals, variability in product launch strategies, product recalls and variation in product utilization all impact the estimates related to excess and obsolete inventory.

Product Warranties - Provisions for estimated expenses related to product warranties are recorded at the time the products are sold. Estimates for warranty costs are calculated based primarily upon historical warranty experience, but may include assumptions related to anticipated changes in warranty costs and failure rates. Assumptions and historical warranty experience are evaluated on at least a quarterly basis to determine the continued appropriateness of such assumptions. Warranty cost accruals are adjusted from time to time when warranty claim experience differs from estimates.

Valuation of Purchased In-Process Research and Development (IPRD), Goodwill, and Other Intangible Assets - When a business combination occurs, the purchase price is allocated based upon the fair value of tangible assets, intangible assets, IPRD and goodwill as required by SFAS 141, Business Combinations. The Company recognizes IPRD in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies, defined as those technologies relating to products that have not received FDA approval and have no alternative future use. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets when purchased. Valuations require the use of significant estimates. The amount of the purchase price allocated to IPRD is determined by estimating the future cash flows of the technology and discounting the net cash flows back to their present values. Goodwill represents the excess of cost over the fair value of identifiable net assets of the business acquired and the amount allocated to IPRD. The methodologies used in arriving at these estimates are in accordance with accepted valuation methods.

Income Taxes - Guidant operates in multiple tax jurisdictions with different tax rates and must determine the allocation of income to each of these jurisdictions based on estimates and assumptions. In the normal course of business, the Company will undergo scheduled reviews by taxing authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Tax reviews often require an extended period of time to resolve and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates.

Legal Proceedings and Other Loss Contingencies - The Company is subject to various legal proceedings, many involving routine litigation incidental to the business. Other matters contain allegations that are not routine and involve compensatory, punitive or treble damage claims, or claims for injunctive relief related to alleged infringement of a third party's patents, or seek declarations affecting the validity of the Company's patents. Litigation outcomes are not within the Company's complete control, are often very difficult to predict and often are resolved over long periods of time. Estimating probable losses requires the analysis of multiple possible outcomes that often depend on judgments about potential actions by third parties. Loss contingencies are recorded as liabilities in the consolidated financial statements when it is both
1) probable or known that a
liability has been incurred, and 2) the amount of the loss is reasonably estimable, in accordance with SFAS 5, Accounting for Contingencies. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. If a loss contingency is not probable or not reasonably estimable, a liability is not recorded in the consolidated financial statements.

REGULATORY AND OTHER MATTERS

Government and private sector programs designed to reduce healthcare costs, including coverage and payment policies, pricing regulations, competitive pricing and various types of managed-care arrangements, exist in the U.S. and in many other countries where the Company does business. Government and private policies and programs require healthcare providers to put significant emphasis on the delivery of more cost-effective medical therapies. After the Company develops a promising new product and receives regulatory approval to sell it, the Company may find limited demand for it until the Company obtains reimbursement approval from private and governmental third party payors. While the Company is actively involved in the policy dialogue concerning cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and further changes in the marketplace preclude the Company from predicting the impact on future operating results.

Further, many hospitals and other customers of medical device manufacturers have formed large purchasing groups to enhance purchasing power and become more cost-effective in the delivery of healthcare. The medical device industry has also consolidated rapidly to offer a broader range of products to these purchasers. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. Purchasing groups' enhanced purchasing power may further increase the pressure on product pricing.

In addition to payor cost pressure, the Company also faces intense competition in its highly dynamic markets. A substantial portion of the Company's revenues are derived from products less than a year old. Continued success requires sustained excellence in product development, approval, production and marketing, particularly in rapidly developing fields like drug eluting stents and treatments for heart failure. An interruption at any step in the process can significantly affect operating results.

The Company's products are subject to extensive regulation in the U.S. by the FDA and certain state authorities and internationally by foreign governmental authorities. The Company must obtain specific approval or clearance from the FDA before it can market products in the U.S. The process of obtaining such approvals or clearances can be onerous and costly and requires the Company to demonstrate new products' safety and efficacy. There is no assurance that all approvals and clearances sought by the Company will be granted on a timely basis, if at all. Further, regulatory oversight includes stringent ongoing requirements. Regulators can ban or seize devices, order repair, replacement, or refunds, and require cautionary notifications to health professionals and others. In addition, the Company's products involving radiation are also subject to regulation by various federal, state and foreign nuclear regulatory agencies.

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

The Company operates in an industry susceptible to significant legal claims. At any given time, the Company generally is involved as both a plaintiff and defendant in a number of patent infringement actions. Patent litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products. The Company also is subject to product liability claims, including class actions from time to time. See Note 14 in the notes to the consolidated financial statements for additional information.

CAUTIONARY FACTORS

Certain statements made in this Annual Report (including the President's letter) are forward-looking, including accounting estimates, expectations with respect to announced transactions, statements concerning pricing and sales trends, recovery of tax assets, capital expenditures, cash flows and the timing of product developments. The statements are based on assumptions about many important factors, including assumptions concerning:

         - The development of the coronary stent market: Drug eluting stents present a significant growth opportunity; however, the earlier introduction of drug eluting stents by the Company's competitors is expected to substantially affect the market for coronary stents generally and the Company's financial results.

         - The effects of operating in a highly regulated industry, the necessity for appropriate reimbursement of therapies (particularly the Company's ICD products), and the significance of legal claims in Guidant's industry Each of these is further described immediately above in "Regulatory and Other Matters".

         - Other factors included on Exhibit 99.1: Exhibit 99.1 to the Company's filing on Form 10-K describes additional factors which are incorporated herein by reference, including product development and production factors (including the uncertainties associated with clinical trials), competitive factors (including the introduction of new products and alternative therapies), business development factors (including reaching a definitive agreement with Biosensors), internal factors (including the retention of key employees, changes in business strategies, and the impact of business combinations) and others.

Actual results may differ materially. The Company does not undertake to update its forward-looking statements.

                               GUIDANT CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                       In millions, except per share data

                                                             YEAR ENDED DECEMBER 31
                                                   -----------------------------------------
                                                      2002            2001            2000
                                                   -----------------------------------------
Net sales ........................................  $3,239.6        $2,707.6        $2,548.7
Cost of products sold ............................     797.0           662.3           604.1
                                                   ---------       ---------       ---------

      Gross profit ...............................   2,442.6         2,045.3         1,944.6

Research and development .........................     437.5           381.4           353.2
Purchased in-process research and development ....      55.2            15.0              --
Sales, marketing and administrative ..............     993.2           835.4           748.8
Interest, net ....................................       4.0            31.5            54.7
Royalties, net ...................................      54.3            41.7            50.5
Amortization .....................................      13.2            43.9            44.0
Other, net .......................................      19.6             4.2           (16.5)
Litigation benefit, net ..........................    (105.2)          (10.0)          (23.7)
Foundation contribution ..........................      40.0            10.0            10.8
Cook charge ......................................      60.6              --              --
Restructuring charge .............................      31.0              --              --
Special product charge ...........................        --            25.0              --
Impulse Dynamics charge ..........................        --              --           127.0
                                                   ---------       ---------       ---------

Income before income taxes .......................     839.2           667.2           595.8

Income taxes .....................................     227.4           183.2           221.5
                                                   ---------       ---------       ---------

      Net income .................................    $611.8          $484.0          $374.3
                                                   =========       =========       =========

Earnings per share--basic ........................     $2.03           $1.61           $1.24
                                                   =========       =========       =========

Earnings per share--diluted ......................     $2.00           $1.58           $1.21
                                                   =========       =========       =========

See notes to consolidated financial statements.

                               GUIDANT CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                         In millions, except share data


                                                        DECEMBER 31
                                                     2002          2001
                                                   ----------------------
                  ASSETS

CURRENT ASSETS

Cash and cash equivalents ...................      $1,014.8        $437.8

Short-term investments ......................          10.3           8.9

Accounts receivable, net of allowances
        of $32.8 (2002) and $26.6 (2001) ....         699.3         631.9

Inventories .................................         303.9         267.6

Deferred income taxes .......................         210.0         153.6

Prepaid expenses and other current assets ...          64.9          48.5
                                                   --------      --------


        Total Current Assets ................       2,303.2       1,548.3

OTHER ASSETS

Goodwill, net of allowances
      of $159.4 (2002) and $143.3 (2001) ....         516.2         426.6

Other intangible assets, net of allowances
      of $61.9 (2002) and $64.4 (2001) ......          95.6         189.8

Deferred income taxes .......................          53.9          43.8

Investments .................................          46.8          38.6

Sundry ......................................          50.5          49.1
                                                   --------      --------
                                                      763.0         747.9

Property and equipment, net .................         649.9         620.6
                                                   --------      --------


                                                   $3,716.1      $2,916.8
                                                   ========      ========

                               GUIDANT CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                         In millions, except share data

                                                                       DECEMBER 31
                                                                     2002        2001
                                                                   --------------------
        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable ..............................................      $70.1       $60.1

Employee compensation .........................................      192.3       116.9

Other liabilities .............................................      348.3       164.6

Income taxes payable ..........................................      248.3       147.5

Short-term debt ...............................................        6.8       300.0
                                                                  --------    --------

        Total Current Liabilities .............................      865.8       789.1

NONCURRENT LIABILITIES

Long-term debt ................................................      361.7       460.0

Other .........................................................      166.8       121.9
                                                                  --------    --------

                                                                     528.5       581.9

COMMITMENTS AND CONTINGENCIES..................................         --          --

SHAREHOLDERS' EQUITY

Preferred stock:
        Authorized shares:      50,000,000
        Issued shares:                none.....................         --          --
Common stock, no par value:
        Authorized shares:   1,000,000,000
        Issued shares:         308,992,000 (2002)
                               309,019,000 (2001)..............      226.1       226.1

Additional paid-in capital.....................................      200.7       182.5

Retained earnings..............................................    2,002.3     1,390.5

Deferred cost, ESOP............................................      (24.2)      (30.5)

Treasury stock, at cost:
        Shares:                  2,388,000 (2002)
                                 3,866,000 (2001)..............      (92.0)     (149.0)

Accumulated other comprehensive income.........................        8.9       (73.8)
                                                                  --------    --------

                                                                   2,321.8     1,545.8
                                                                  --------    --------

                                                                  $3,716.1    $2,916.8
                                                                  ========    ========

See notes to consolidated financial statements.

                               GUIDANT CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         In millions, except share data


                                                               COMMON STOCK      ADDITIONAL                  DEFERRED COST, ESOP
                                                        ------------------------   PAID-IN      RETAINED    ---------------------
                                                        ISSUED SHARES    AMOUNT    CAPITAL      EARNINGS    SHARES       AMOUNT
                                                        -------------------------------------------------------------------------
DECEMBER 31, 1999                                         307,456,000    $ 192.9    $ 257.2      $ 532.2   (5,761,000)    $(38.5)

Comprehensive income:
  Net income                                                                                       374.3
   Other comprehensive loss, net of tax:
      Currency translation adjustments
       Minimum pension liability
       Unrealized loss on foreign exchange contracts

   Other comprehensive loss

Comprehensive income

Issuance of common stock under stock plans                  1,020,000       22.0     (193.8)
Repurchase of common stock
ESOP transactions                                                                      22.7                   453,000        3.1
Tax benefits from employee stock options                                               81.7
                                                        -------------------------------------------------------------------------
DECEMBER 31, 2000                                         308,476,000      214.9      167.8        906.5   (5,308,000)     (35.4)

Comprehensive income:
  Net income                                                                                       484.0
   Other comprehensive loss, net of tax:
      Currency translation adjustments
       Minimum pension liability
       Unrealized gain on foreign exchange contracts


   Other comprehensive loss


Comprehensive income


Issuance of common stock under stock plans                    543,000       11.2      (30.4)
Repurchase of common stock
ESOP transactions                                                                      25.2                   730,000        4.9
Tax benefits from employee stock options                                               19.9
                                                        -------------------------------------------------------------------------
DECEMBER 31, 2001                                         309,019,000      226.1      182.5      1,390.5   (4,578,000)     (30.5)

Comprehensive income:
  Net income                                                                                       611.8
   Other comprehensive gain, net of tax:
      Currency translation adjustments
       Minimum pension liability
       Unrealized loss on foreign exchange contracts


   Other comprehensive gain


Comprehensive income


Issuance/cancellation of common stock under stock plans       (27,000)                (10.2)
Stock issued through Employee Stock Purchase Plan                                      (3.9)
Repurchase of common stock
ESOP transactions                                                                      27.3                   951,000        6.3
Tax benefits from employee stock options                                                5.0
                                                        -------------------------------------------------------------------------
DECEMBER 31, 2002                                         308,992,000    $ 226.1    $ 200.7    $ 2,002.3   (3,627,000)    $(24.2)
                                                        =============    =======    =======    =========   ==========     =======



                                                                                               ACCUMULATED
                                                                                                  OTHER
                                                                                 TREASURY     COMPREHENSIVE
                                                                                   STOCK      INCOME/(LOSS)     TOTAL
                                                                                ---------------------------------------
DECEMBER 31, 1999                                                                 $ (32.8)         $ (43.7)    $ 867.3

Comprehensive income:
  Net income                                                                                                     374.3
   Other comprehensive loss, net of tax:
      Currency translation adjustments                                                               (13.6)
       Minimum pension liability                                                                      (3.2)
       Unrealized loss on foreign exchange contracts                                                  (9.8)
                                                                                              -------------
   Other comprehensive loss                                                                                      (26.6)
                                                                                                            -----------
Comprehensive income                                                                                             347.7
                                                                                                            -----------
Issuance of common stock under stock plans                                          270.8                         99.0
Repurchase of common stock                                                         (238.0)                      (238.0)
ESOP transactions                                                                                                 25.8
Tax benefits from employee stock options                                                                          81.7
                                                                                ---------------------------------------
DECEMBER 31, 2000                                                                     -              (70.3)    1,183.5

Comprehensive income:
  Net income                                                                                                     484.0
   Other comprehensive loss, net of tax:
      Currency translation adjustments                                                               (15.9)
       Minimum pension liability                                                                      (2.6)
       Unrealized gain on foreign exchange contracts                                                  15.0
                                                                                              -------------
   Other comprehensive loss                                                                                       (3.5)
                                                                                                            -----------
Comprehensive income                                                                                             480.5
                                                                                                            -----------
Issuance of common stock under stock plans                                           51.0                         31.8
Repurchase of common stock                                                         (200.0)                      (200.0)
ESOP transactions                                                                                                 30.1
Tax benefits from employee stock options                                                                          19.9
                                                                                ---------------------------------------
DECEMBER 31, 2001                                                                  (149.0)           (73.8)    1,545.8

Comprehensive income:
  Net income                                                                                                     611.8
   Other comprehensive gain, net of tax:
      Currency translation adjustments                                                               118.1
       Minimum pension liability                                                                     (15.8)
       Unrealized loss on foreign exchange contracts                                                 (19.6)
                                                                                              -------------
   Other comprehensive gain                                                                                       82.7
                                                                                                            -----------
Comprehensive income                                                                                             694.5
                                                                                                            -----------
Issuance/cancellation of common stock under stock plans                              37.6                         27.4
Stock issued through Employee Stock Purchase Plan                                    19.8                         15.9
Repurchase of common stock                                                           (0.4)                        (0.4)
ESOP transactions                                                                                                 33.6
Tax benefits from employee stock options                                                                           5.0
                                                                                ---------------------------------------
DECEMBER 31, 2002                                                                 $ (92.0)           $ 8.9    $2,321.8
                                                                                ==========    ============= ===========


See notes to consolidated financial statements.

                               GUIDANT CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   In millions

                                                                             YEAR ENDED DECEMBER 31
                                                                    -----------------------------------------
                                                                      2002             2001            2000
                                                                    --------         --------        --------
CASH PROVIDED BY OPERATING ACTIVITIES

    Net income .................................................      $611.8           $484.0          $374.3

    ADJUSTMENTS TO RECONCILE NET INCOME TO CASH
           PROVIDED BY OPERATING ACTIVITIES
        Depreciation ...........................................       114.4             97.1            89.1
        Amortization of goodwill and other intangible assets ...        13.2             43.9            44.0
        Provision for inventory and other losses ...............        72.7             72.4            46.4
        Purchased in-process research and development ..........        55.2             15.0              --
        Impulse Dynamics charge ................................          --               --           127.0
        Other noncash, net .....................................       (30.6)            38.2            34.5
                                                                    --------         --------        --------
                                                                       836.7            750.6           715.3
   CHANGES IN OPERATING ASSETS AND LIABILITIES
        Receivables ............................................       (63.1)           (72.9)         (139.4)
        Inventories ............................................       (80.1)          (106.2)          (32.5)
        Prepaid expenses and other current assets ..............       (22.5)            (8.2)            3.3
        Accounts payable and accrued liabilities ...............        89.3             (7.3)           10.7
        Income taxes payable ...................................        98.8             84.7           144.4
        Other liabilities ......................................       185.1             41.8           (54.4)
                                                                    --------         --------        --------

NET CASH PROVIDED BY OPERATING ACTIVITIES ......................     1,044.2            682.5           647.4

INVESTING ACTIVITIES
        Purchases of available-for-sale investments ............       (22.8)           (10.3)           (4.6)
        Sale/maturity of investments ...........................         8.9              6.8            13.1
        Additions of property and equipment, net ...............      (141.1)          (149.1)         (159.9)
        Additions of other assets, net .........................       (10.4)           (18.1)          (14.0)
        Purchase of in-process research and development ........       (54.2)           (11.0)             --
        Purchase of Impulse Dynamics option ....................          --               --          (127.0)
                                                                    --------         --------        --------

NET CASH USED FOR INVESTING ACTIVITIES .........................      (219.6)          (181.7)         (292.4)

FINANCING ACTIVITIES
        Decrease in borrowings, net ............................      (393.1)           (45.1)          (76.0)
        Issuance of common stock under stock plans and other
          capital transactions .................................        40.3             27.6            92.5
        Repurchase of common stock .............................        (0.4)          (200.0)         (238.0)
                                                                    --------         --------        --------

NET CASH USED FOR FINANCING ACTIVITIES .........................      (353.2)          (217.5)         (221.5)

Effect of Exchange Rate Changes on Cash ........................       105.6             (8.5)            1.7
                                                                    --------         --------        --------

NET INCREASE IN CASH AND CASH EQUIVALENTS ......................       577.0            274.8           135.2

Cash and Cash Equivalents at Beginning of Year .................       437.8            163.0            27.8
                                                                    --------         --------        --------

CASH AND CASH EQUIVALENTS AT END OF YEAR .......................    $1,014.8           $437.8          $163.0
                                                                    ========         ========        ========


See notes to consolidated financial statements.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       In millions, except per share data

NOTE 1 - BUSINESS AND NATURE OF OPERATIONS

Guidant Corporation pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets the following products and services that enable less-invasive care for some of life's most threatening medical conditions:

         - Implantable cardioverter defibrillator (ICD) systems used to detect and treat abnormally fast heart rhythms (tachycardia)

         - Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia)

         - Implantable cardiac resynchronization therapy cardioverter defibrillator (CRT-D) and pacemaker (CRT-P) systems used to treat heart failure and provide backup therapy for tachycardia and bradycardia

         - Coronary and noncoronary stent systems, angioplasty dilatation catheters, intravascular radiotherapy systems and related accessories for the treatment of artery and biliary stricture disease

         - Products for emerging therapies including beating heart surgery, endoscopic vessel harvesting and less-invasive endovascular procedures for the treatment of abdominal aortic aneurysms (AAA)

Guidant has principal operations in the U.S., Europe and Japan. The Company markets its products in nearly 100 countries through a direct sales force in the U.S. and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Guidant and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION: Revenue from the sale of products is generally recognized at the time product is shipped to customers. The Company recognizes revenue upon implant for certain cardiac rhythm management products where some customers do not carry their own inventory. Additionally, Guidant has purchasing agreements with some of its vascular intervention customers where product is shipped to customers and revenue is recognized at the time of reported usage. Guidant also strategically offers incentive purchasing agreements from time to time. Revenue under these agreements is generally recognized at the time the product is shipped to the customers, the timing of which may be dependent upon contractual terms, inventory availability and customer requirements. The Company allows customers to return defective or damaged products for credit, replacement or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts and allowances. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

RESEARCH AND DEVELOPMENT: Research and development costs are charged to expense as incurred. IPRD is recognized in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies, defined as those technologies relating to products that have not received FDA approval and have no alternative future use. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets when purchased. Valuations require the use of significant estimates. The amount of the purchase price allocated to IPRD is determined by discounting the estimated amount of future net cash flows from the technology to their present value. The methodologies used in arriving at these estimates are in accordance with accepted valuation methods and are based upon guidelines provided by the staff of the Securities and Exchange Commission.

FOREIGN CURRENCY TRANSLATION: Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into U.S. dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as "other, net." Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of accumulated other comprehensive income.

RISK MANAGEMENT CONTRACTS: The Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, on October 1, 2000. The Company employs foreign exchange forward contracts and interest rate swap agreements to manage its earnings exposure to fluctuations in foreign currency exchange rates and interest rates. Forward contracts hedging forecasted transactions are designated as cash flow hedges, as applicable, and recorded as assets or liabilities on the balance sheet at their

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

fair value. Changes in the forward contracts' fair value are recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related hedge is recognized in earnings at that time. The ineffective portion of a contract's change in fair value is immediately recognized in earnings. These gains and losses are classified in the income statement consistent with the accounting treatment of the item being hedged. Forward contracts hedging specific foreign currency denominated assets or liabilities are recorded at their fair value with the related gains and losses included in "other, net" on the income statement. Results of these forward contracts offset in full or in part the natural gains and losses stemming from the normal mark to market of the underlying balance sheet exposure. Guidant has an interest rate swap agreement that is designated and qualifies as a fair value hedge and meets the short-cut method requirements of SFAS 133. As a result, changes in the fair value of the interest rate swap agreement are offset by changes in the fair value of the long-term notes. These changes are reported in interest expense; accordingly, no net gain or loss is recognized in earnings.

CASH AND CASH EQUIVALENTS: All highly liquid investments, generally with original maturities of three months or less, are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

INVESTMENTS: Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Held-to-maturity investments consist principally of government debt securities that management has the intent and ability to hold until maturity. These securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income. Realized gains are calculated based on the specific identification method and recorded in "other, net" on the income statement. All other equity securities are accounted for under the cost method.

INVENTORIES: Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market. Inventories at December 31 consisted of the following:

                                                                            2002           2001
                                                                           ------         ------
         Finished products..........................................       $138.1         $138.5
         Work in process............................................         58.1           66.5
         Raw materials and supplies.................................        107.7           62.6
                                                                           ------         ------

                                                                           $303.9         $267.6
                                                                           ======         ======

The $45.1 million increase in raw materials and supplies was primarily due to cardiac rhythm management product components. This increase was driven by the market growth of ICD systems due to the increased acceptance of MADIT II results and a management decision to carry increased levels of certain key components.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Guidant adopted SFAS 142 on January 1, 2002. As a result, goodwill is no longer amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. The test for impairment involves the use of estimates related to the fair values of the business operations with which goodwill is associated and is usually based on projected cash flows. Other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods of up to nine years remain.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT: Property and equipment are stated at historical cost. Additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method at rates that are intended to depreciate the cost of these various assets over their estimated useful lives. Property and equipment at December 31 consisted of the following:

                                                                             2002        2001
                                                                           -------     -------
         Land........................................................        $33.0       $32.0
         Buildings...................................................        344.8       327.0
         Equipment...................................................        756.7       651.3
         Construction in progress....................................         70.7        75.0
                                                                           -------     -------
                                                                           1,205.2     1,085.3
         Less allowances
         for depreciation............................................        555.3       464.7
                                                                           -------     -------

                                                                            $649.9      $620.6
                                                                           =======     =======

LONG-LIVED ASSETS: Management periodically reviews the carrying amount of property and equipment and other intangible assets to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company's policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

INCOME TAXES: All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

EARNINGS PER SHARE: Earnings per share-basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share-diluted represents net income divided by the total of the weighted average common shares outstanding plus potential dilutive instruments such as stock options. The effect of stock options on earnings per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations.

STOCK-BASED COMPENSATION: The Company has adopted the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, using the intrinsic value method. In 2002, Guidant applied the attribution method for purposes of calculating the required disclosures for all current and prior stock options. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. The pro forma impact on net income assumes a forfeiture rate of approximately 10%. These pro forma amounts may not be representative of the effects on reported net income for future years due to the uncertainty of stock option grant volume and potential changes in assumptions driven by market factors.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                         2002           2001           2000
                                                       -------------------------------------
Reported net income ...........................         $611.8         $484.0         $374.3
Deduct: Total stock-based employee compensation
  expense, net of tax .........................           94.8          119.0           84.6
                                                       -------        -------        -------
Pro forma net income ..........................         $517.0         $365.0         $289.7
                                                       =======        =======        =======

Earnings per share:
  Basic--as reported ..........................          $2.03          $1.61          $1.24
                                                       =======        =======        =======
  Basic--pro forma ............................          $1.71          $1.21          $0.96
                                                       =======        =======        =======

  Diluted--as reported ........................          $2.00          $1.58          $1.21
                                                       =======        =======        =======
  Diluted--pro forma ..........................          $1.69          $1.19          $0.93
                                                       =======        =======        =======

USE OF ESTIMATES: Preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

RECLASSIFICATIONS: Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

NEW ACCOUNTING PRONOUNCEMENTS: In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This pronouncement requires that a liability for a cost associated with exit or disposal activities be recognized and measured initially at fair value when it is incurred rather than at the date of a commitment to an exit or disposal plan. It is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. SFAS 146 was adopted by Guidant on January 1, 2003. This pronouncement did not impact the restructuring plan for the endovascular solutions operations approved in May 2002, but would have an impact on any future exit or disposal activities approved on or after January 1, 2003.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS 148 amends SFAS 123 and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. Guidant adopted the disclosure requirements of SFAS 148 in 2002.

In January 2003, the FASB issued FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 requires consolidation of variable interest entities by the entity's primary beneficiary if the entity's equity investors do not have characteristics of a controlling financial interest or sufficient equity at risk. FIN 46 is effective for all new variable interest entities after January 31, 2003. FIN 46 must be applied beginning July 1, 2003, to variable interest entities existing prior to February 1, 2003. FIN 46 will not have a material impact on the Company's results of operations or financial condition.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with the Company's adoption of SFAS 142, $105.0 million of other intangibles were reclassified to goodwill on January 1, 2002. The net book value of these assets on that date was $89.1 million. The reclassification was primarily related to the assembled work force obtained in conjunction with the Intermedics acquisition in February 1999. Had SFAS 142 been effective January 1, 2000, net income and earnings per share would have been reported as follows:

                                              2002           2001           2000
                                            -------------------------------------
Reported net income ......................   $611.8         $484.0         $374.3
Goodwill and work force amortization .....       --           30.5           31.6
                                            -------        -------        -------

Adjusted net income ......................   $611.8         $514.5         $405.9
                                            =======        =======        =======

Earnings per share--basic:
Reported net income ......................    $2.03          $1.61          $1.24
Goodwill and work force amortization .....       --            .10            .11
                                            -------        -------        -------

Adjusted earnings per share--basic .......    $2.03          $1.71          $1.35
                                            =======        =======        =======

Earnings per share--diluted:
Reported net income ......................    $2.00          $1.58          $1.21
Goodwill and work force amortization .....       --            .10            .10
                                            -------        -------        -------

Adjusted earnings per share--diluted .....    $2.00          $1.68          $1.31
                                            =======        =======        =======

The Company completed its initial impairment test of goodwill in the first quarter of 2002 and its first annual impairment test in the fourth quarter of 2002. Both tests indicated that goodwill was not impaired. These tests involve the use of estimates related to the fair value of the Company's reporting units associated with goodwill. There were no material changes to goodwill as a result of acquisitions, dispositions or translation during 2002.

Goodwill and other intangible assets consist of the following:

                                               2002           2001
                                            -------        -------
Goodwill
   Intermedics, Inc.......................   $345.2         $258.1
   Advanced Cardiovascular Systems, Inc...    102.1          102.1
   InControl, Inc.........................     53.9           53.9
   Other..................................     15.0           12.5
                                            -------        -------
                                             $516.2         $426.6
                                            =======        =======

                                                                              ACCUMULATED   CARRYING
                                                               ORIGINAL COST  AMORTIZATION    VALUE
                                                               -------------  ------------    -----
December 31, 2002
Other Intangible Assets
   Intermedics, Inc. .........................................    $ 28.0         $11.0        $ 17.0
   Other licensed technologies and distribution agreements ...     129.5          50.9          78.6
                                                                  ------        ------        ------
                                                                  $157.5         $61.9        $ 95.6
                                                                  ======        ======        ======
December 31, 2001
Other Intangible Assets
   Intermedics, Inc. .........................................    $133.0         $23.5        $109.5
   Other licensed technologies and distribution agreements ...     121.2          40.9          80.3
                                                                  ------        ------        ------
                                                                  $254.2         $64.4        $189.8
                                                                  ======        ======        ======


                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - GOODWILL AND OTHER INTANGIBLE ASSETS (CONTINUED)

Excluding goodwill and intangible assets reclassified to goodwill, amortization expense of intangible assets was $13.2 million, $11.4 million and $10.5 million for the years ended December 31, 2002, 2001, and 2000. The annual estimated amortization expense for intangible assets for the five-year period ending December 31, 2007, ranges from $13.0 million to $14.0 million.

NOTE 4 - ACQUISITIONS AND RELATED ACTIVITIES

CARDIAC INTELLIGENCE CORPORATION: In December 2002, the Company completed its acquisition of Cardiac Intelligence Corporation (CIC) for $19.3 million. This acquisition will supplement Guidant's Advanced Patient Management program, as CIC owns an extensive portfolio of patents in the field of ambulatory, remote, wireless monitoring of the heart functions of patients, including those implanted with devices such as pacemakers, defibrillators and resynchronization devices. The consolidated financial statements include CIC operating results from the date of the acquisition. The entire purchase price was recorded as IPRD.

BIOSENSORS INTERNATIONAL: In December 2002, the Company paid $3.0 million to Biosensors International (Biosensors) as part of an agreement in principle to acquire certain assets of Biosensors' everolimus eluting stent program, including an exclusive worldwide license to Biosensors' intellectual property in the field of everolimus eluting stents and a nonexclusive license to Biosensors' drug and bioabsorbable polymer formulation technology for use with other drugs.

Under the proposed agreement, Biosensors will receive an up-front cash payment for the asset purchase and licensing fee and may receive additional cash milestone payments based on the performance of Biosensors' everolimus stent products in clinical trials. Guidant would make an additional cash payment upon CE Mark approval, as well as royalty payments on future Guidant product sales that utilize Biosensors' technology. The transaction is subject to further due diligence and the completion of a definitive agreement. The agreement is also subject to clearance under the U.S. Hart-Scott-Rodino Antitrust Improvements Act.

COOK GROUP INCORPORATED: In July 2002, Guidant entered into an agreement to acquire Cook Group Incorporated (Cook) in a stock-for-stock transaction, subject to satisfaction of certain clinical and legal conditions relating to the ACHIEVE Drug Eluting Coronary Stent System. The clinical conditions included positive results from the U.S. clinical study, DELIVER, which compared the paclitaxel-coated ACHIEVE Drug Eluting Coronary Stent System manufactured by Cook Incorporated to Guidant's MULTI-LINK PENTA Coronary Stent System. On January 2, 2003, the Company announced that a preliminary analysis of the clinical results indicated that the primary target vessel failure (TVF) endpoint of the study would not be met, although there was a trend toward improvement in TVF in the treatment arm of the study. Based on this information, the conditions outlined in the merger agreement with Cook were not expected to be satisfied and the merger agreement was subsequently terminated in January 2003. A $60.6 million charge was recorded in 2002 relating to a $50.0 million termination fee plus accrued interest and other merger-related expenses.

NOVARTIS PHARMA AG AND NOVARTIS AG: In March 2002, Guidant entered into an agreement with Novartis Pharma AG and Novartis AG (Novartis) that provided Guidant a co-exclusive worldwide license to use everolimus in drug eluting stents. As a result, the Company recorded a pre-tax charge of $6.8 million related to the value of the IPRD. In September 2002, the parties expanded the license to make Guidant's rights exclusive and to provide Guidant the right to sublicense. Under the agreement, Novartis will receive milestone payments and a royalty on sales of Guidant products utilizing the drug. A milestone payment of $29.1 million was made in December of 2002 and was recorded as IPRD.

METAMORPHIC SURGICAL DEVICES, LLC: In October 2001, Guidant entered into an agreement with Metamorphic Surgical Devices, LLC (Metamorphic) to purchase technology pertaining to the development of embolic protection devices. As a result, the Company recorded a pre-tax charge of $15.0 million related to the value of the IPRD. Upon any FDA approval of the technology, an additional $3.0 million payment will be required.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SPECIAL ITEMS

2002: In addition to the IPRD related to CIC and Novartis and the Cook charge described in Note 4, Guidant recorded the following special items:

         - $105.2 million net litigation benefit resulting primarily from a $158.2 million award plus interest and costs against Medtronic Inc. in April 2002 offset in part by a $31.9 million fourth-quarter charge related to the ongoing ANCURE ENDOGRAFT System investigation and related matters

         -        $40.0 million contribution to the Guidant Foundation

         - $31.0 million for the restructuring of endovascular solutions operations approved by Guidant's Board of Directors in May 2002 - The charge includes the termination of Guidant's involvement in certain product clinical trials, work force reductions (135 employees primarily in manufacturing and research and development positions), facility reductions, and certain other related costs. A liability of $9.8 million remains at December 31, 2002.

         -        $12.0 million tax impact of special items

2001: In addition to the IPRD related to Metamorphic described in Note 4, Guidant recorded $25.0 million of expenses associated with the ANCURE ENDOGRAFT System voluntary recall and a field action related to the first-generation PRIZM ICD. Sales of the ANCURE system were voluntarily halted in March 2001 as a result of Guidant's identification of certain deficiencies in the ANCURE-related regulatory processes and communications with the FDA. In August 2001, the Company received FDA approvals allowing the return to a full market release of the ANCURE system. The field action concerned a specific memory component in the first-generation PRIZM device. Field inventory that contained the memory component was returned to the Company and a software solution was designed to noninvasively return functionality to any affected implanted device. The tax impact of 2001 special items was $14.8 million.

2000: Guidant paid Impulse Dynamics $125.0 million for the exclusive right to evaluate experimental therapies for the treatment of heart failure under development by Impulse Dynamics. After a thorough investigation of the Impulse Dynamics technology, Guidant decided to retain the focus of its heart failure research and development efforts on resynchronization therapy and did not exercise its option to acquire these rights to certain experimental heart therapies. As a result, Guidant recorded $127.0 million relating to the unexercised option and related expenses. The related tax impact was $9.8 million.

NOTE 6 - STOCK PLANS

STOCK PLANS: The Company may periodically grant nonqualified stock options and restricted stock grants to outside members of its Board of Directors and consultants and may grant incentive stock options, nonqualified stock options, performance shares and restricted stock grants to employees, including executive officers of the Company. Grants to employees are consistent with Guidant's commitment to recognize and reward employees and enable them to participate as shareholders.

There were no broad-based employee stock option grants in 2002. Instead, the Company made a special one-time grant of options on approximately 11 million shares in July 2001 covering all eligible Guidant employees in lieu of broad-based employee option grants in 2002. This grant was in addition to the January 2001 grant of options to management employees on approximately nine million shares.

Stock options are granted at 100% of the fair value of the underlying stock at the date of grant and have 10-year terms. The stock options granted to outside directors typically vest and become fully exercisable at the next annual meeting. The majority of other stock options granted by the Company vest and become fully exercisable three to five years from the date of grants or vest in increments over three to five years.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - STOCK PLANS (CONTINUED)

Stock option activity is summarized below:

                                                    2002                        2001                               2000
                                       ----------------------------  -----------------------------    ------------------------------

                                                   WEIGHTED AVERAGE               WEIGHTED AVERAGE                  WEIGHTED AVERAGE
                                        OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE       OPTIONS      EXERCISE PRICE
                                        -------     --------------     -------     --------------       -------      --------------
Outstanding at January 1               52,113,348        $38.41      35,078,541          $37.64       33,128,339           $30.32
Granted                                 1,152,811         36.10      20,698,411           38.47        9,574,720            51.77
Exercised                                (963,959)        25.31      (1,884,060)          14.76       (5,545,074)           16.28
Cancelled                              (2,465,427)        43.26      (1,779,544)          49.31       (2,079,444)           43.35
                                       -----------                   -----------                      -----------
Outstanding at December 31             49,836,773        $38.38      52,113,348          $38.41       35,078,541           $37.64
Exercisable at December 31             26,458,259        $35.31      18,848,329          $30.38       16,207,080           $25.96

                           OPTIONS OUTSTANDING                                        OPTIONS EXERCISABLE
----------------------------------------------------------------------------     ---------------------------------
                                    WEIGHTED AVERAGE
    RANGE OF                      REMAINING CONTRACTUAL     WEIGHTED AVERAGE                     WEIGHTED AVERAGE
EXERCISE PRICES     OUTSTANDING        LIFE (YEARS)          EXERCISE PRICE      EXERCISABLE      EXERCISE PRICE
----------------    -----------        ------------          --------------      -----------      --------------
$ 3.63 - $10.00      1,989,543              2.6                  $7.06             1,989,543           $7.06
$10.01 - $17.00      2,711,910              3.8                  11.06             2,711,760           11.06
$17.01 - $30.00      1,105,482              5.2                  23.34               950,603           22.31
$30.01 - $39.00     20,954,157              6.9                  32.08            11,004,085           32.57
$39.01 - $71.00     23,075,681              7.1                  50.73             9,802,268           52.08
                    ----------                                                    ----------
                    49,836,773              6.6                 $38.38            26,458,259          $35.31


The per-share weighted average fair value of stock options granted in 2002, 2001 and 2000 was $17.58, $19.14 and $26.25. The fair value was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                 2002                2001                    2000
                                                 ----                ----                    ----
           Risk-free interest rate               4.0%                5.1%                    6.7%
           Dividend yield                          --                  --                      --
           Volatility factor                    38.9%               38.5%                   35.5%
           Option life                    3 - 7 years         3 - 7 years             3 - 7 years

The Company introduced its Employee Stock Purchase Plan in 2001. This plan enables employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at the end of each four-month purchase period. Employees purchase shares of Guidant common stock for 85% of the average of the reported high and low sales prices on the first or last day of the purchase period, whichever price is lower. There were approximately 12.8 million additional shares available for grant under the Company's stock plans on December 31, 2002.

SHAREHOLDER RIGHTS PLAN: The Company has a shareholder rights plan that entitles all shareholders to a preferred stock purchase right. The purchase right entitles shareholders to purchase from the Company 1/400 of a share of Series A Preferred Stock at an exercise price of $10.88. The Company may redeem the rights for $0.0025 per right up to and including the 10th business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company's general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring Company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the Company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above. The rights will expire on October 17, 2004, unless redeemed earlier by the Company.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - EARNINGS PER SHARE

The following table sets forth the computation of earnings per share:

                                                      2002            2001            2000
                                                  --------        --------        --------
Net income                                          $611.8          $484.0          $374.3
                                                  ========        ========        ========

Weighted average common shares outstanding          301.74          300.86          301.10
Effect of employee stock options                      4.25            5.36            9.01
                                                  --------        --------        --------
Weighted average common shares outstanding
   and assumed conversions                          305.99          306.22          310.11
                                                  ========        ========        ========

Earnings per share-basic                             $2.03           $1.61           $1.24
                                                  ========        ========        ========

Earnings per share-diluted                           $2.00           $1.58           $1.21
                                                  ========        ========        ========


Earnings per share-diluted excludes 30.6 million and 24.0 million shares related to options for the years ended December 31, 2002 and 2001, as the exercise price per share of these options was greater than the average market value, resulting in an anti-dilutive effect on earnings per share-diluted. Anti-dilutive shares were immaterial for the year ended December 31, 2000.

NOTE 8 - BORROWINGS

The Company's outstanding borrowings on December 31 consisted of:

                                      2002                  2001
                                   -------               -------
Long-term notes                     $361.7                $347.6
Commercial paper                        --                 391.0
Bank borrowings                        6.8                  21.4
                                   -------               -------

Total borrowings                     368.5                 760.0
Less short-term debt                   6.8                 300.0
                                   -------               -------

Long-term debt                      $361.7                $460.0
                                   =======               =======

On February 11, 1999, the Company issued seven-year, 6.15% long-term notes with a $350.0 million principal amount due in 2006. In January 2002, Guidant entered into an interest rate swap agreement on these notes with a notional amount of $175.0 million, converting the fixed interest rate to a variable interest rate indexed to LIBOR. Interest rate fluctuations impact the fair value of the long-term notes, which will be offset by corresponding changes in the fair value of the interest rate swap agreement. At December 31, 2002, the interest rate swap agreement increased long-term notes by $13.5 million.

At December 31, 2002, the Company had a $400 million credit facility that permits borrowings through August 2003 and a $400 million credit facility that permits borrowings through August 2007. There are currently no outstanding borrowings under these arrangements, which carry a variable market rate of interest. Restrictive covenants in the borrowing agreements include consolidations, mergers, certain sales of assets, maintenance of certain financial performance measures and limitations on subsidiary borrowings. Commitment fees were not material in 2002 or 2001.

At December 31, 2002, long-term debt was comprised of the long-term notes, including the market value of the interest rate swap agreement. At December 31, 2001, long-term debt was comprised of the long-term notes plus $112.4 million in commercial paper and bank borrowings. The weighted average interest rate on borrowings outstanding at December 31, 2002, including the effect of the interest rate swap agreement, was 3.94% compared to 4.30% at December 31, 2001. Interest expense, which approximates cash payments of interest on borrowings, was $23.9 million, $47.0 million and $62.8 million in 2002, 2001 and 2000.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - LEASES

Guidant entered into operating leases for certain land and office buildings with five-year terms ending in 2005 and 2006. The terms of these leases provide Guidant certain tax advantages. The Company has the option to renew the leases or purchase the property for $57.2 million at the end of the lease terms. If Guidant does not exercise its renewal or purchase options, it has guaranteed any deficiency in the sales proceeds that the lessor may realize in disposing of the leased property. Guidant has also guaranteed the payment of principal and interest on the lessor's indebtedness up to $60 million. At December 31, 2002, the lessor's indebtedness guaranteed by the Company totaled approximately $57.2 million. The Company does not anticipate that it will incur any losses as a result of these guarantees.

In addition to the leases detailed above, Guidant leases various manufacturing and office facilities and certain equipment under operating leases. Total future minimum lease commitments are as follows:

                        2003                         $35.3
                        2004                          31.3
                        2005                          20.1
                        2006                          13.1
                        2007                           9.2
                        Thereafter                     4.7
                                                    ------
                                                    $113.7
                                                    ======

Rent expense for all leases, including contingent rentals that were not material, amounted to approximately $36.4 million, $38.2 million and $34.8 million for 2002, 2001 and 2000.

NOTE 10 - INCOME TAXES

Following is a summary of income before income taxes of U.S. and international operations:

                                                                       2002              2001              2000
                                                                      ------            ------            ------
            U.S.                                                      $323.2            $254.8            $369.7
            International                                              516.0             412.4             226.1
                                                                      ------            ------            ------
                                                                      $839.2            $667.2            $595.8
                                                                      ======            ======            ======
Following is the composition of income tax expense:

                                                                       2002              2001              2000
                                                                      ------            ------            ------
Current:
      Federal........................................................ $178.0            $109.3            $156.7
      State..........................................................   18.6              18.5              28.2
      Foreign........................................................   77.4              63.7              35.4
                                                                      ------            ------            ------
           Total currently payable...................................  274.0             191.5             220.3
Deferred:
      Federal........................................................  (25.2)             (0.8)              4.4
      State..........................................................  (19.4)             (7.5)             (1.5)
      Foreign........................................................   (2.0)               --              (1.7)
                                                                      ------            ------            ------
           Total deferred tax (benefit) expense......................  (46.6)             (8.3)              1.2
                                                                      ------            ------            ------

Income tax expense................................................... $227.4            $183.2            $221.5
                                                                      ======            ======            ======


                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

                                                                                  2002                   2001
                                                                               -------                -------
Deferred tax assets:
      Inventory and product-related reserves .........................          $125.5                  $86.1
      Net operating loss, capital loss, and credit carryforwards .....            27.0                   60.8
      Accrued liabilities ............................................            93.7                   67.0
      Acquisition of intangible assets ...............................            65.7                   62.8
                                                                               -------                -------
                                                                                 311.9                  276.7
      Valuation allowances ...........................................            (3.9)                 (45.5)
                                                                               -------                -------

           Total deferred tax assets .................................           308.0                  231.2

Deferred tax liabilities:
      Property and equipment .........................................           (43.6)                 (33.3)
      Other ..........................................................            (0.5)                  (0.5)
                                                                               -------                -------

           Total deferred tax liabilities ............................           (44.1)                 (33.8)
                                                                               -------                -------
Deferred tax assets, net .............................................          $263.9                 $197.4
                                                                               =======                =======


Following is a reconciliation of the effective income tax rate:

                                                                             2002              2001              2000
                                                                             ----              ----              ----
U.S. federal statutory income tax rate.................................      35.0%             35.0%             35.0%
Increase (decrease) in tax rate resulting from:
    State income taxes, net of federal tax benefit.....................       1.3               1.4               1.2
    Effect of international operations.................................     (12.0)             (9.1)             (5.4)
    Research credit....................................................      (1.2)             (1.8)             (2.3)
    Benefit from export incentives.....................................      (1.1)             (1.2)             (0.8)
    Nondeductible special charges......................................       2.2                --               1.8
    Net operating losses and credit carryovers.........................        --                --              (0.5)
    Impulse Dynamics charge............................................        --                --               6.2
    Other, net.........................................................       2.9               3.2               2.0
                                                                             -----             -----             -----
Effective income tax rate..............................................      27.1%             27.5%             37.2%
                                                                             =====             =====             =====


No provision has been made for U.S. federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries
- $1,485.6 million at December 31, 2002 - because it is expected that such earnings will be permanently reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of these earnings.

At December 31, 2002, approximately $45.4 million of federal, state and foreign tax losses and $21.8 million of federal and state credits were available for carryforward. The federal and state carryforwards are subject to valuation allowances and certain restrictions. The losses and credits generally expire within a period of four to 15 years. At December 31, 2002, $5.6 million of capital losses were available for carryforward. The carryforward is subject to a valuation allowance and expires December 31, 2005. In view of the consistent profitability of its past operations, the Company believes that the deferred assets will be substantially recovered and that no significant additional valuation allowances are necessary.

Income taxes paid were $172.8 million, $127.6 million and $78.5 million in 2002, 2001 and 2000.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN: Guidant has created a defined contribution savings plan that covers its eligible U.S. employees. The plan includes both an employee savings component (savings plan) and an employee stock ownership component (Employee Stock Ownership Plan or "ESOP"). The purpose of the plan is generally to provide additional financial security to employees during retirement.

Participants in the plan may elect to contribute, on a before-tax basis, a certain percent of their annual salaries. Participants' contributions may not be invested in Guidant common stock. The Company matches a portion of these employee contributions with Guidant common stock. In addition, the Company contributes Guidant common stock to the ESOP in a fixed percentage of employees' annual base pay, regardless of the employee contribution.

The Company makes its matching and fixed contributions to the plan's ESOP component. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated among participants' accounts on a periodic basis until these shares are exhausted (approximately 2005, assuming the year-end price per share of Guidant common stock of $30.85 remains constant). At December 31, 2002, the ESOP held approximately 5.4 million shares allocated to employee accounts and 3.6 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings per share. Compensation expense under these plans was $33.8 million, $30.3 million and $25.9 million for 2002, 2001 and 2000.

RETIREMENT PLANS: The Company sponsors the Guidant Retirement Plan (GRP), a frozen noncontributory defined benefit plan. The Company's funding policy for the GRP is consistent with U.S. employee benefit and tax-funding regulations. GRP assets, which are maintained in a trust, consist primarily of equity and fixed income instruments. The Company also sponsors the Guidant Excess Benefit Plan-Retirement, a nonqualified, unfunded plan for certain of its officers and key employees. In addition, U.S. and Puerto Rico employees of the Company are eligible to receive specified Company-paid healthcare retirement benefits under a plan established in 2000. Following is a summary of these plans:

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLANS (CONTINUED)


                                                               GUIDANT             GUIDANT EXCESS BENEFIT    HEALTHCARE RETIREMENT
                                                        RETIREMENT PLAN (GRP)          PLAN-RETIREMENT            BENEFIT PLAN
                                                          2002        2001            2002         2001         2002        2001
                                                          ----        ----            ----         ----         ----        ----
ACCUMULATED BENEFIT OBLIGATION DECEMBER 31               $61.7       $54.8           $24.2        $24.1        $15.0       $12.6
Change in Projected Benefit Obligation
   Projected benefit obligation at beginning of year      56.5        53.4            26.1         23.2         12.6        10.7
   Service cost                                             --          --              --          0.2          1.6         1.4
   Interest cost                                           4.1         4.0             1.7          1.7          0.9         0.8
   Benefits paid                                         (1.2)       (1.0)           (0.8)        (0.7)        (0.2)       (0.1)
   Actuarial loss/(gain)                                   5.4         0.1             1.5          1.7          0.1       (0.2)
   Settlement                                               --          --           (2.5)           --           --          --
---------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year              $64.8       $56.5           $26.0        $26.1        $15.0       $12.6
=================================================================================================================================

CHANGE IN PLAN ASSETS
   Plan assets at fair value at beginning of year        $60.8       $68.7              --           --           --          --
   Actual loss on plan assets                            (4.4)       (6.9)              --           --           --          --
   Company contributions                                    --          --            $4.3         $0.7         $0.2        $0.1
   Benefits paid                                         (1.2)       (1.0)           (0.8)        (0.7)        (0.2)       (0.1)
   Settlement payment                                       --          --           (3.5)           --           --          --
---------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value at end of year                 $55.2       $60.8              --           --           --          --
=================================================================================================================================

FUNDED STATUS OF THE PLAN
   Plan assets in excess of (less than)
      projected benefits                                ($9.6)        $4.3         ($26.0)      ($26.1)      ($15.0)     ($12.6)
   Unrecognized net loss/(gain)                           30.9        13.4             8.4          7.9           --       (0.2)
   Unrecognized prior service cost                          --          --             7.8          9.0         7.1          7.7
---------------------------------------------------------------------------------------------------------------------------------
Prepaid/(accrued) pension cost                           $21.3       $17.7          ($9.8)       ($9.2)       ($7.9)      ($5.1)
=================================================================================================================================

PERIODIC BENEFIT COST
   Service cost                                             --          --              --         $0.2         $1.6        $1.4
   Interest cost                                         $4.1         $4.0            $1.7          1.7         0.9          0.8
   Expected return on plan assets                        (7.6)       (7.2)              --           --           --          --
   Amortization of unrecognized net loss                    --          --             1.1          0.9           --          --
   Amortization of unrecognized prior service cost          --          --             1.2          1.2         0.6          0.6
   Settlement loss                                          --          --             0.9           --          --           --
---------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                               ($3.5)      ($3.2)            $4.9         $4.0         $3.1        $2.8
=================================================================================================================================

ASSUMPTIONS
    Discount rate                                         6.90%       7.25%           6.90%        7.25%        6.90%       7.25%
    Expected return on plan assets                        8.75%      10.50%             --           --           --          --
    Rate of compensation increase                         5.90%       5.90%           5.90%        5.90%          --          --
    Healthcare cost trend rate                              --          --              --           --         7.00%       7.00%
=================================================================================================================================

Certain employees outside the U.S. participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the preceding table. Expenses attributable to the employees at these locations are included in the results of operations and totaled $6.5 million, $5.4 million and $4.4 million in 2002, 2001 and 2000.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SEGMENT INFORMATION

The Company manages its business on the basis of one reportable segment: the development, manufacture and marketing of therapeutic medical technologies for the treatment of cardiovascular and vascular diseases. Guidant's chief operating decision makers use consolidated results to make operating and strategic decisions. See Note 1 for a brief description of the Company's business.

GEOGRAPHIC INFORMATION

                                                2002          2001          2000
                                            --------      --------      --------
Net Sales(1):

U.S.                                        $2,293.0      $1,889.1      $1,814.0
International                                  946.6         818.5         734.7
                                            --------      --------      --------

                                            $3,239.6      $2,707.6      $2,548.7
                                            ========      ========      ========

(1) Revenues are attributed to countries based on location of the customer.

                                                      2002         2001
                                                   -------      -------
Long-lived assets:

U.S.                                                $565.4       $559.9
International                                         84.5         60.7
                                                   -------      -------

                                                    $649.9       $620.6
                                                   =======      =======

CLASSES OF SIMILAR PRODUCTS

                                                2002          2001          2000
                                            --------      --------      --------

Net Sales:
ICD systems                                 $1,008.1        $718.6        $666.6
Pacemaker systems                              641.8         589.7         540.1
Coronary stent systems                         926.6         819.0         821.1
Angioplasty and intravascular
  radiotherapy systems and accessories         433.4         406.6         369.9
Emerging therapies                             229.7         173.7         151.0
                                            --------      --------      --------

                                            $3,239.6      $2,707.6      $2,548.7
                                            ========      ========      ========

No single customer represented more than 10% of the Company's consolidated sales.

NOTE 13 - FINANCIAL INSTRUMENTS

In the normal course of business, operations of the Company are exposed to continuing fluctuations in currency values and short-term interest rates. The Company's objective is to reduce earnings volatility associated with these fluctuations to allow management to focus on core business issues. Accordingly, the Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company's derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

FOREIGN EXCHANGE RISK MANAGEMENT: A portion of the Company's cash flows is derived from transactions denominated in foreign currencies (principally the currencies of Europe and Japan). The U.S. dollar value of transactions denominated in foreign currencies fluctuates as the U.S. dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward contracts with major international financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases. These contracts also hedge intercompany loans, payables and

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - FINANCIAL INSTRUMENTS (CONTINUED)

receivables. The Company's foreign exchange contracts do not subject it to material risk due to exchange rate movements, because gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged.

No components of the contracts are excluded in the measurement of hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the foreign exchange contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2002 or 2001. The Company recognized a $4.1 million gain from foreign exchange contracts, which ceased to qualify as cash flow hedges in 2000. Unrealized gains/(losses) on foreign exchange contracts of ($20.9) million, $6.2 million and ($14.9) million, net of taxes of $6.6 million, $1.0 million and $5.1 million, were included as a separate component of accumulated other comprehensive income in 2002, 2001 and 2000. The Company anticipates that all gains and losses in accumulated other comprehensive income related to foreign exchange contracts will be reclassified into earnings by July 2004.

INTEREST RATE RISK MANAGEMENT: The Company uses interest rate swap agreements to manage its exposure to interest rate movements and to reduce borrowing costs. The Company's debt is composed of fixed-rate, long-term notes and variable-rate, short-term bank borrowings. Guidant manages this risk by using interest rate swap agreements to convert fixed-rate debt to variable-rate debt. The Company had an interest rate swap agreement outstanding with a notional amount of $175 million at December 31, 2002. Accordingly, interest rate fluctuations impact the fair value of long-term notes outstanding, which will be offset by corresponding changes in the fair value of the interest rate swap agreement. The fair value of the interest rate swap agreement is recorded within "Sundry" on the consolidated balance sheets. There were no interest rate swap agreements outstanding as of December 31, 2001.

CONCENTRATIONS OF CREDIT RISK: Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign exchange contracts, trade receivables and an interest rate swap agreement. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions or in high-credit quality commercial paper. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. These investments consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Hospitals and other healthcare providers account for a substantial portion of the trade receivables. Collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business.

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

FINANCIAL INSTRUMENTS: The fair value of cash and cash equivalents, receivables and short-term debt approximate their carrying value due to their short-term maturities. The cost and estimated fair values of the Company's other significant financial instruments are as follows:

                                               2002                   2001
                                                    FAIR                  FAIR
                                          COST      VALUE       COST      VALUE
                                        -----------------     -----------------
ASSETS:
   Available-for-sale securities          $0.5       $0.1       $0.5       $0.3
   Held-to-maturity securities            10.4       10.3       19.3       19.3
   Other investments                      46.7       46.7       27.9       27.9

LIABILITIES:
   Long-term notes                      $361.7     $390.1     $347.6     $361.3

FOREIGN EXCHANGE CONTRACTS                --       ($31.3)      --         $4.2

INTEREST RATE SWAP AGREEMENT              --        $13.5       --          --

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - FINANCIAL INSTRUMENTS (CONTINUED)

The Company determines fair values primarily based on quoted market values. A reasonable estimate of fair value was made using available market and financial information for long-term investments having no quoted market prices and is accounted for on a cost basis. The fair value of long-term debt was based on the current market rates for debt of similar maturity. The estimated fair values of foreign exchange contracts and the interest rate swap agreement are calculated using pricing models used widely in financial markets and include all foreign exchange contracts regardless of hedge designation. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Gross unrealized losses associated with available-for-sale securities of $0.4 million, $0.2 million and $0.3 million net of taxes of $0.1 million, $0.1 million and $0.1 million, were in accumulated other comprehensive income in 2002, 2001 and 2000. Sales of available-for-sale securities were $0 million, $1.2 million and $8.5 million with associated gains of $0 million, $0 million and $5.3 million in 2002, 2001 and 2000.

NOTE 14 - CONTINGENCIES

A discussion of the Company's policies with respect to legal proceedings and other loss contingencies is provided in "Significant Accounting Policies" of "Management's Discussion and Analysis of Results of Operations and Financial Condition."

On October 3, 1997, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, filed suit against the Company alleging that the sale of the Company's stent products infringes the Palmaz/Schatz patents owned by Cordis. On April 3, 2000, the parties agreed to dismiss all patent litigation between them and resolve remaining disputes in arbitration proceedings. As part of the agreement, each party received licenses to the other's patents involved in the disputes. The arbitration proceeding regarding the Palmaz/Schatz patents will resolve whether Cordis is entitled to damages based on a limited number of remaining claims under U.S. patent 4,733,762. A ruling is expected in mid 2003. In a separate arbitration, Guidant has asserted claims against Cordis under Guidant's Lau/Lam patents. The arbitration process commenced in the first quarter of 2002, with Guidant asserting claims under U.S. patents 5,514,154 and 6,066,167 relating to Cordis' BX VELOCITY and OMNI BX stents. An arbitration decision is expected in early 2004.

On February 18, 1998, Arterial Vascular Engineering, Inc. (now known as Medtronic AVE, Inc.), filed suit against the Company's subsidiary, Advanced Cardiovascular Systems, Inc. (ACS), in the District Court for Delaware alleging that the sale of the ACS MULTI-LINK Coronary Stent System infringes certain patents owned by Medtronic AVE. The suit is consolidated with a suit by ACS alleging infringement by Medtronic AVE of certain ACS stent patents. The Medtronic AVE complaint also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, Medtronic AVE is seeking injunctive relief and monetary damages and to invalidate ACS stent patents asserted against Medtronic AVE. The court approved a joint motion to stay the litigation until March 2003.

On December 30, 2002, Boston Scientific Corporation (Boston Scientific) filed suit against the Company in the Northern District of California alleging that the sale of the Company's stent delivery systems and balloon catheter angioplasty products sold commercially beginning after May 16, 2000, including the MULTI-LINK ZETA, MULTI-LINK PENTA and AGIL-TRAC products, infringe certain patents owned by Boston Scientific. In the lawsuit, Boston Scientific is seeking injunctive relief and monetary damages.

On December 3, 2002, the Company filed suit in the Northern District of California claiming that Boston Scientific's Express 2 Monorail stent system infringes the Company's Lau patent directed to a rapid exchange stent delivery system. Boston Scientific subsequently filed a counterclaim alleging that the Company infringes five of Boston Scientific's patents. These patents relate to tri-fold balloons and balloons with stepped compliance. The counterclaim does not specify which products are being accused of infringement.

Except with respect to the matters described above, the outcomes of which could be material to the Company, the ultimate liability in excess of reserves associated with other matters (including the previously disclosed matters described below) is not expected to have a material effect on consolidated financial position or liquidity, but could possibly be material to the consolidated results of operations of any one period.

Guidant has been informed that it is a target of an investigation by the U.S. Department of Justice and the Office of Criminal Investigations of the FDA into matters relating to the Company's ANCURE ENDOGRAFT System for the treatment of AAA. In March 2001, the Company voluntarily halted production and sale of the product and performed a voluntary recall following

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - CONTINGENCIES (CONTINUED)

the discovery of certain regulatory compliance deficiencies in the business unit responsible for the sales of the product. The product was returned to full market release in August 2001 with FDA approval. The Company is cooperating fully in the investigation.

The Company has also been served with a number of individual suits and is aware of the filing of additional suits alleging product liability related causes of action relating to the ANCURE System.

On June 15, 2000, Medtronic, Inc. (Medtronic) filed a declaratory judgment action against the Company and its subsidiary, Cardiac Pacemakers, Inc. (CPI), in the District Court for Minnesota requesting that the court rule that Medtronic does not infringe certain of CPI's patents for atrial fibrillation technology or that the patents are not valid. Subsequently, Guidant asserted additional patents related to atrial fibrillation technology against Medtronic in the same court. Currently, nine patents are being asserted against Medtronic in this consolidated litigation. Pretrial matters are scheduled through 2003.

On March 6, 2002, Pacesetter, Inc. (Pacesetter), a subsidiary of St. Jude Medical, Inc. (St. Jude) filed a lawsuit against CPI and Guidant Sales Corporation (GSC) in the Central District of California alleging that CPI and GSC have infringed Pacesetter patents covering various features of pacemakers and implantable defibrillators. On the Company's motion, the case has been transferred to the District Court for Minnesota. Currently four patents are at issue. Pacesetter is seeking injunctive relief, monetary damages and attorney fees. Pretrial matters are scheduled through 2003.

Anna Mirowski, Eli Lilly and Company and two Company subsidiaries, GSC and CPI, are plaintiffs in a patent infringement suit originally filed against St. Jude and its affiliates in November 1996 in the District Court in Indianapolis. The suit alleges that St. Jude's defibrillator products infringe patents licensed to CPI. In July 2001, a jury found that two of the licensed patents were valid and that St. Jude had infringed one, a patent that expired in March 2001. The jury awarded damages of $140 million against St. Jude. The Company did not record a gain. On February 13, 2002, the court, in ruling on a number of post-trial motions, reversed each of the three jury findings above, along with the jury award. The court awarded St. Jude certain post-trial fees and costs (in an immaterial amount), along with contingent expenses and attorney fees upon any retrial of the case if a retrial is required following any appeal of the court's rulings. The plaintiffs have filed an appeal in the Federal Circuit Court of Appeals.

On August 20, 2001, the Company and Cook Incorporated (Cook) announced that they had entered into agreements pursuant to which the Company's ACS subsidiary would act as worldwide exclusive distributor for a new paclitaxel coated coronary stent to be developed and manufactured by Cook. Boston Scientific alleges that the agreements appear to constitute actual and anticipatory breaches of a License Agreement with Angiotech Pharmaceuticals, Inc. (Angiotech) granting licenses to Boston Scientific and Cook. Pursuant to an agreement among the parties, all proceedings were dismissed except for a complaint filed by Cook against Boston Scientific in the Northern District of Illinois seeking a finding that Cook was not in breach of the Angiotech license. Boston Scientific counterclaimed, alleging breach of contract, seeking damages and injunctive relief preventing Cook from implementing its agreements with ACS. On June 13, 2002, in ruling on cross-motions for summary judgment, the court held in favor of Boston Scientific on the breach of contract issue, concluding that the distribution arrangement and processes for obtaining regulatory approvals were impermissible. On October 1, 2002, the court entered a permanent injunction prohibiting (a) any performance under or attempt to enforce the Cook agreements with ACS, (b) sales by Cook of paclitaxel coated stents in a manner inconsistent with the Angiotech agreement, and (c) any use for a commercial purpose (including obtaining regulatory approval) of the information, data or technology generated under the Cook agreements with ACS (including the DELIVER clinical trial results discussed below). Cook has appealed the court's rulings.

On July 30, 2002, following the Company's entry into a merger agreement with Cook Group Incorporated (corporate parent of Cook), the Company filed a complaint in the Northern District of Illinois seeking a declaratory judgment relating to rights available under the Angiotech license and the availability of clinical trial data. Boston Scientific subsequently filed a counterclaim alleging tortious interference with the Angiotech license. On January 2, 2003, the Company announced that the primary endpoint in the DELIVER clinical trial would not be met. Accordingly, the Company's merger agreement with Cook Group was terminated.

NOTE 15 - SELECTED QUARTERLY INFORMATION (UNAUDITED)

The following table summarizes the Company's operating results by quarter:

                                                                   2002                                      2001
                                                 --------------------------------------    ---------------------------------------
                                                  FOURTH     THIRD     SECOND    FIRST      FOURTH     THIRD      SECOND     FIRST
                                                  ------     -----     ------    -----      ------     -----      ------     -----
Net sales ......................................  $895.5    $827.4     $807.0    $709.7     $718.7    $661.6      $656.3    $671.0
Cost of products sold ..........................   211.2     205.7      208.0     172.1      172.2     165.0       155.6     169.5
                                                 -------   -------    -------   -------    -------   -------     -------   -------
             Gross profit ......................   684.3     621.7      599.0     537.6      546.5     496.6       500.7     501.5
Research and development .......................   121.8     109.0      106.0     100.7      102.9      95.1        92.7      90.7
Purchased in-process research and development ..    48.4        --         --       6.8       15.0        --          --        --
Sales, marketing and administrative ............   270.2     252.6      248.7     221.7      219.4     200.0       212.9     203.1
Interest, net ..................................    (1.9)      0.1        1.7       4.1        6.0       7.1         9.0       9.4
Royalties, net .................................    15.3      13.9       13.8      11.3       11.1      10.2        10.6       9.8
Amortization ...................................     3.4       3.4        3.2       3.2       11.3      10.8        11.0      10.8
Other, net .....................................     6.1       6.1        5.1       2.3       (5.0)      3.4         4.4       1.4
Litigation, net ................................    31.9        --     (137.1)       --         --     (10.0)         --        --
Foundation contribution ........................      --        --       40.0        --         --      10.0          --        --
Cook charge ....................................    60.6        --         --        --         --        --          --        --
Restructuring charge ...........................      --        --       31.0        --         --        --          --        --
Special product charges ........................      --        --         --        --         --        --          --      25.0
                                                 -------   -------    -------   -------    -------   -------     -------   -------
Income before income taxes .....................   128.5     236.6      286.6     187.5      185.8     170.0       160.1     151.3
Income taxes ...................................    36.1      61.5       81.8      48.0       50.7      47.6        44.8      40.1
                                                 -------   -------    -------   -------    -------   -------     -------   -------
             Net income ........................   $92.4    $175.1     $204.8    $139.5     $135.1    $122.4      $115.3    $111.2
                                                 =======   =======    =======   =======    =======   =======     =======   =======

Earnings per share--basic ......................   $0.31     $0.58      $0.68     $0.46      $0.45     $0.41       $0.38     $0.37
Weighted average common shares
  outstanding--basic ...........................  302.63    302.09     301.48    300.76     299.88    299.25      301.22    303.10

Earnings per share--diluted ....................   $0.31     $0.57      $0.67     $0.45      $0.44     $0.40       $0.38     $0.36
Weighted average common shares
  outstanding--diluted .........................  305.01    305.40     306.22    307.32     306.99    302.85      305.56    309.44

Common stock prices:
  High .........................................  $32.89    $38.50     $42.84    $51.00     $51.50    $40.09      $46.00    $55.13
  Low ..........................................  $25.00    $27.10     $28.70    $37.30     $38.20    $26.90      $33.00    $43.76

Guidant Corporation
SELECTED CONSOLIDATED FINANCIAL DATA
In millions, except per share and other data


YEAR ENDED DECEMBER 31                                2002(1)         2001(1)           2000(1)         1999(2)         1998(3)
--------------------------------------------------------------------------------------------------------------------------------
OPERATIONS:
Net sales ........................................   $3,239.6         $2,707.6         $2,548.7         $2,352.3        $1,913.1
Cost of products sold ............................      797.0            662.3            604.1            578.1           429.2
                                                   ----------       ----------       ----------       ----------      ----------
          Gross profit ...........................    2,442.6          2,045.3          1,944.6          1,774.2         1,483.9
Research and development .........................      437.5            381.4            353.2            323.0           287.5
Purchased in-process research and development ....       55.2             15.0               --             49.0           118.7
Sales, marketing and administrative ..............      993.2            835.4            748.8            702.4           580.3
Net income (loss) ................................     $611.8           $484.0           $374.3           $341.2          ($24.8)
Earnings (loss) per share--basic .................      $2.03            $1.61            $1.24            $1.14          ($0.08)
Earnings (loss) per share--diluted ...............      $2.00            $1.58            $1.21            $1.10          ($0.08)
Weighted average shares outstanding--diluted .....     305.99           306.22           310.11           310.89          299.64
Cash dividends declared per share (4).............         --               --               --               --          $0.025

DECEMBER 31                                            2002              2001             2000             1999            1998
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
Working capital ..................................   $1,437.4           $759.2           $453.1           $177.6          $202.0
Current ratio ....................................      2.7:1            2.0:1            1.6:1            1.2:1           1.3:1
Capital expenditures, net ........................      141.1            149.1            159.9            175.1           117.6
Total assets .....................................    3,716.1          2,916.8          2,521.4          2,250.2         1,619.3
Borrowings .......................................      368.5            760.0            808.9            887.7           444.5
Borrowings as a percentage of
 total capitalization ............................       13.7%            33.0%            40.6%            50.6%           42.8%
Shareholders' equity .............................    2,321.8          1,545.8          1,183.5            867.3           593.9
Book value per share .............................      $7.59            $5.05            $3.82            $2.79           $1.98

OTHER DATA:
Effective income tax rate(5) .....................       26.0%            28.0%            32.0%            35.4%           36.8%
Full-time employee equivalents ...................     12,540           12,076           10,452            9,157           7,654
Common shareholders of record ....................      5,790            5,866            5,797            6,151           4,761

(1) See Overview of Consolidated Operating Results on page 2 for a description of the special items in 2002, 2001 and 2000.

(2)      Net income and EPS include:
         - $31.1 million related to transition pay for manufacturing and nonmanufacturing personnel of Intermedics and the impact of purchase accounting valuation adjustments required for inventory acquired from Sulzer Medica, Ltd
         - $49.0 million IPRD recorded in conjunction with the acquisition of Intermedics
         - $21.9 million merger-related costs in connection with the acquisition of CardioThoracic Systems, Inc. (CTS)
         -        $20.2 million contribution to Guidant Foundation
         - $13.6 million other income in connection with one-time gains on an equity investment, net of the loss on the sale of the general surgery product line
         - Adjustments to the tax provision for a change in the tax code related to net operating loss carryforwards
         - Cumulative effect of a change in accounting principle, net of taxes of $3.3 million
         -        $42.1 million tax impact of special items

(3)      Net income and EPS include:
         - $118.7 million IPRD recorded in conjunction with the acquisitions of InControl, Inc. and NeoCardia, LLC
         - $0.7 million restructuring charge in connection with the closure of a German subsidiary of CTS
         - $200.0 million charge related to the settlement of litigation with Sulzer Medica, Ltd
         - $60.0 million charge that settled lawsuits with C.R. Bard, Inc.
         -        $9.2 million expense related to patent infringement damage
         - $40.0 million noncash impairment charge on general surgery goodwill related to the patent infringement damages
         -        $66.3 million tax impact of special items

(4) The Company's Board of Directors declared a second quarter dividend for 2003 of $.08 per share on outstanding common stock. The dividend is payable June 30, 2003, to shareholders of record on June 16, 2003.

(5)      Excludes all special items

                              REPORT OF MANAGEMENT

The management of Guidant Corporation is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. and include amounts based on judgments and estimates by management.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal accounting controls involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the control system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility, and formalized procedures. The system of internal accounting controls is periodically reviewed and modified in response to changing conditions. An internal audit staff regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

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

The Audit Committee of the Board of Directors, consisting solely of outside directors, appoints the independent auditors and receives and reviews the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors and the independent auditors to discuss audit activities, internal controls and financial reporting matters. The internal auditors and the independent auditors have full and free access to the Audit Committee.

/s/ Ronald W. Dollens
-----------------------
President and Chief Executive Officer

/s/ Keith E. Brauer
-----------------------
Vice President, Finance and Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Guidant Corporation



We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
---------------------
Indianapolis, Indiana
January 28, 2003