Form 10-K, Exhibit 13
period 2003-12-31
GUIDANT CORP
filed 2004-02-26
CIK 929987

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Guidant Corporation provides innovative, therapeutic medical solutions of distinctive value for customers, patients and healthcare systems around the world. Guidant's lifesaving medical technologies are designed to extend the lives and improve the quality of life of millions of patients suffering from life-threatening cardiac and vascular disease. Approximately 12,000 employees develop, manufacture and market the Company's medical devices in nearly 100 countries, with key operations in the US, Europe and Asia. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

THE OPPORTUNITY

Cardiovascular disease is the leading cause of death for both men and women in the US today and claims more lives each year than the next five leading causes of death combined. Within cardiovascular disease, Guidant develops, manufactures and markets products that focus on the treatment of coronary arrhythmias, heart failure, coronary artery disease and biliary and artery disease including:

o Implantable defibrillator systems used to detect and treat abnormally fast heart rhythms (tachycardia) that could result in sudden cardiac death (SCD), including implantable cardiac resynchronization therapy defibrillator (CRT-D) systems used to treat heart failure

o Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia), including implantable cardiac resynchronization therapy pacemaker (CRT-P) systems used to treat heart failure

o        Coronary stent systems for the treatment of coronary artery disease

o Angioplasty systems including dilatation catheters, intravascular radiotherapy systems and related accessories for the treatment of coronary artery disease

o Cardiac surgery systems for the treatment of coronary artery disease and biliary, peripheral and carotid systems used to treat biliary and artery disease

The population that could be served by Guidant's products is large. More than 13 million Americans are currently suffering from coronary artery disease with approximately 1.6 million Americans treated each year with a minimally invasive coronary intervention or coronary bypass surgery. Over 63% of all cardiac deaths in the US are due to SCD (approximately 460,000 cases each year) and more Americans die from SCD than from lung cancer, breast cancer and AIDS combined. In the US alone, more than five million people are currently suffering from heart failure and 550,000 new cases are diagnosed annually.

The need for treatment of cardiovascular disease is growing as populations of developed nations become older and risk factors increase. People over 65 have six times the risk of developing cardiovascular disease and heart failure. Hypertension, affecting more than 90 million people in the US alone and growing at a rate exceeding 5 million new cases per year, doubles the risk. Obesity, affecting 30% of the US population and growing at 4% a year, increases the risk by 25 to 50%. And diabetes, growing at up to 10% annually in the US, increases the risk by 2- to 8-fold.

Guidant has a unique opportunity to serve this rapidly growing market with its life-saving, life-improving systems. People at risk for SCD or who suffer from heart failure are significantly underserved. Currently, implantable defibrillator therapy reaches only a fraction of the recipients who would benefit from it. One example of this is the significant gender disparity in the diagnosis and treatment of cardiovascular disease. While more women than men die from SCD, women account for only about 20% of implantable defibrillator recipients. Guidant Reaches Out To Women (GROW) is just one of the Company's many educational programs targeted to improving physician and consumer awareness about cardiovascular health and treatment.

Over the past ten years, Guidant has been a leader in advancements in clinical science for the treatment of cardiovascular disease. Guidant was the first company to provide heart patients with cardiac resynchronization and defibrillator therapy to protect them from the extremely fast heart rhythms that can lead to SCD. The mortality benefit for heart failure patients and/or heart attack survivors was proven in landmark clinical trials sponsored by Guidant, such as the Multicenter Automatic Defibrillator Implantation Trial (MADIT), the MADIT II clinical trial and the Comparison of Medical Therapy, Pacing, and Defibrillation in Chronic Heart Failure Clinical Trial (COMPANION). The COMPANION clinical trial results demonstrated a significant reduction in the combined outcome of all-cause hospitalization or mortality. As Guidant-sponsored clinical studies continue to demonstrate the benefits of these advanced technologies, the case for broader and earlier intervention builds.

Guidant's technological expertise, close working relationships with physicians/customers and the healthcare community, and strong support of clinical science all contribute to the Company's capacity for innovation. This is manifested in technological advancements, continual, iterative product improvements, and in the leveraging of Guidant technologies for new applications. Over the past four years, half of the Company's revenues have come from products less than twelve months old.

Operating in markets where substantial innovation is mandatory requires strong discipline. Sustained growth and superior returns over the long term have required and will require consistent execution in product development, sustained market presence and market development, and active management of cost structures and incentive systems. A key to this discipline is Guidant's continued success at educating the medical community on findings from clinical trials that have broadened the patient population that can be served by Guidant's products. These are all critical in maintaining the resourcefulness to innovate and the resiliency to meet competitive challenges.

2003 OVERVIEW

The Company's performance in 2003 illustrates both resourcefulness and resiliency, as Guidant's product and market development efforts helped secure a year of remarkable growth in its largest product line, implantable defibrillator systems, while making substantial progress in addressing the challenge and opportunity of drug eluting stents.

In 2003, the Company's total sales grew 17% to $3.7 billion. This growth was driven, in substantial part, by 48% growth to $1.5 billion in sales of implantable defibrillator systems. Implantable defibrillators, implanted under the skin through a small incision near the collarbone, monitor every single heartbeat and deliver electrical energy to stop dangerously rapid and irregular heartbeats and return the heart to normal rhythm.

Guidant's product and market development efforts helped drive the growth in implantable defibrillator system sales. Over the course of 2003, the Company introduced seven new defibrillator products in the US and built upon its 2002 US launch of CRT-D systems for the treatment of heart failure. The market grew, among other things, in response to findings from the MADIT II clinical trial, sponsored by Guidant. MADIT II demonstrated implantable defibrillator benefits for heart attack survivors with compromised heart function, and allowed patients to be identified without invasive testing. Positive results of the MADIT II study helped secure expanded labeling and enhanced reimbursement for Guidant devices.

While the growth of the implantable defibrillator market during 2003 was extraordinary, the Company believes that additional opportunity for substantial growth continues. Key variables include those that were evident during 2003: the ability to make continuing incremental product improvements, to promote and benefit from clinical evidence demonstrating the benefits of earlier and broader device intervention, to secure appropriate reimbursement for use of the devices, and to otherwise meet the substantial competition to innovate and sell that exists in the Company's markets. Guidant expects double-digit implantable defibrillator market growth to continue in 2004, albeit at a slower pace compared to 2003, due in part to the substantial growth in the market experienced in 2003.

The development of drug eluting stents presents another revolutionary opportunity in the treatment of cardiovascular disease. Coronary stents are mesh tubes or coils mounted on catheters that can be advanced from an incision in a patient's leg up to a blocked coronary artery. The stent is deployed in the coronary artery by inflating the balloon on which it is mounted and pressing the plaque against the wall of the artery. The stent is left in place as scaffolding to hold the artery open. Guidant has long been the market leader in metallic coronary stent sales.

The value of stent therapy has been substantially enhanced by drug eluting stents, which are coated with chemical compounds designed to prevent excessive cell re-growth at the site of stent placement. During 2003, a competitor introduced the first drug eluting stent in the US market, and Guidant estimates that drug eluting stent penetration was approximately 53% of the US stent market at year-end. Drug eluting stents sell at a substantial premium to metallic stents, due in part to significant future healthcare savings expected by patients receiving the device. Reimbursement has been secured for their use, and customers have adopted the technology, generally leading to declining sales of metallic stents. Guidant estimates that the worldwide market for drug eluting stents will exceed $5 billion in 2006.

The Company remains focused on the stent market and expects to introduce a Guidant drug eluting stent in Europe in 2005, with its first US launch in 2006. Guidant is advancing multiple stent platforms and polymers (which bind the drug to the stent) with the intent of introducing a competitive first-generation everolimus eluting stent system, while developing a second-generation product in parallel. Meanwhile, Guidant has agreed to co-promote with Cordis Corporation (Cordis) the CYPHER(TM) Sirolimus-eluting Coronary Stent in the US. (Previous and current development efforts are further described in 2003 Operating Results and Note 4 to the Consolidated Financial Statements.)

Guidant continues to maintain approximately 50% of the US metallic stent market and has introduced a premium-valued cobalt chromium metallic stent. While drug eluting stents have reduced US end-user coronary stent sales by 30% to $402.2 million in 2003, all other coronary stent sales have grown by 28% to $441.5 million in 2003. Guidant expects end-user metallic coronary stent sales to continue to decline as additional drug eluting stent competitors enter the market and the therapy is further adopted by physicians.

Despite continued pressure on the metallic stent market, Guidant expects sales in 2004 to grow modestly compared to sales levels in 2003 due to anticipated sales growth in all other combined product lines. Guidant's sales mix shifted toward implantable defibrillators and away from US end-user coronary stents in 2003, and Guidant expects this trend to continue in 2004.

2003 OPERATING RESULTS

[Graphics Omitted:  2003 Sales By Product, Sales, and 2003 Sales by Geography]

SALES SUMMARY

                                                          2003                               2002
                                            --------------------------------    --------------------------------
(In millions)                                  US         INT'L.     TOTAL         US        INT'L.      TOTAL     GROWTH
                                            --------    --------    --------    --------    --------    --------   ------
Implantable defibrillator systems           $1,210.7    $  278.0    $1,488.7    $  821.7    $  185.1    $1,006.8      48%
Pacemaker systems                              431.7       251.8       683.5       413.7       222.9       636.6       7%
Coronary stent systems                         463.2       380.5       843.7       628.5       292.4       920.9      (8%)
Angioplasty systems                            250.1       227.5       477.6       227.9       202.6       430.5      11%
Cardiac surgery, biliary, peripheral
   and carotid systems                         165.3        40.0       205.3       138.4        27.4       165.8      24%
                                            --------    --------    --------    --------    --------    --------
                                            $2,521.0    $1,177.8    $3,698.8    $2,230.2    $  930.4    $3,160.6      17%
                                            ========    ========    ========    ========    ========    ========


SALES

Guidant reported $3,698.8 million worldwide net sales for the year ended December 31, 2003, representing 17% sales growth compared to 2002. Growth in unit volume and price increases favorably impacted sales by 12% and 1%. The impact of fluctuations in foreign currency exchange rates increased sales by $131.2 million or 4%. Sales growth was driven by 48% growth in implantable defibrillator systems sales, which accounted for 40% of Guidant's 2003 worldwide sales. This growth was partially offset by an 8% decrease in coronary stent system sales primarily due to the launch of competitive drug eluting stents in Europe and the US in 2003.

Implantable Defibrillator Systems

Worldwide sales of these systems for 2003 were $1,488.7 million, up $481.9 million or 48% over 2002. US implantable defibrillator system sales climbed 47% to $1,210.7 million, while international sales of $278.0 million were up 50% over the prior year, 30% in constant currency. Implantable defibrillator system sales include sales of CRT-D systems. Implantable defibrillator system sales were driven by:

o Growth of the implantable defibrillator market following announcement of the MADIT II clinical trial results - This landmark clinical trial was sponsored by Guidant and demonstrated that a broader group of patients would benefit from implantable defibrillator therapy.

o Strong market acceptance for CRT-D systems - Guidant's first CRT-D system received US Food and Drug Administration (FDA) approval in May 2002. Guidant has subsequently introduced four new systems. The most recent system, the CONTAK(R) RENEWAL 4 CRT-D, received Conformite Europeene (CE) Mark approval in October 2003. The CONTAK RENEWAL 3 CRT-D received FDA approval in July 2003.

o Positive market acceptance of the VITALITY(TM) family of implantable defibrillator systems - VITALITY AVT received FDA approval in March 2003 and VITALITY DS(R) received FDA approval in September 2003. Additionally, VITALITY EL and VITALITY AVT FAST CHARGE were launched in the US in October 2003.

In June 2003, the Centers for Medicare & Medicaid Services (CMS) announced its intent to expand national reimbursement coverage for the use of implantable defibrillators for patients with a previous heart attack, left ventricular ejection fraction of less than or equal to 30%, and ventricular heart beat (QRS) duration greater than 120 milliseconds. This patient group represents a sub-population of the MADIT II clinical trial. The CMS decision, which was effective October 1, 2003, will help assure the availability of Guidant implantable defibrillator therapy to a larger population of patients and extend uniform national coverage to the landmark MADIT I clinical trial population. Additionally, in August 2003, CMS approved Guidant's proposal for a new hospital inpatient diagnosis related group (DRG) for implantable defibrillator therapy and CRT-D therapy for heart failure patients. This change means higher payments to healthcare providers in recognition of the increased costs of treating this patient group. The new DRG was effective October 1, 2003.

Presented results of the Guidant-sponsored COMPANION clinical trial demonstrated 20% reduction in combined all-cause death and hospitalization by adding Guidant's CRT systems to optimal drug therapy and 36% reduction in all-cause mortality for Guidant's CRT-D systems for patients with advanced heart failure. In December 2003, Guidant submitted an application that contained a subset of the COMPANION data seeking to obtain FDA approval to make certain additional claims for its CRT devices. After consultation with the FDA, the Company has decided that it will now resubmit the filing with a fuller set of the COMPANION data by the third quarter of 2004 to seek a broader range of new claims for its CRT devices.

The National Heart, Lung and Blood Institute's Sudden Cardiac Death in Heart Failure Trial (SCD-HeFT) has been completed, and the results are expected to be presented by the end of the first quarter of 2004. SCD-HeFT is designed to further evaluate the benefits of implantable defibrillators in patients with heart failure. CMS has indicated that it may consider the SCD-HeFT results as evidence to further expand reimbursement coverage for implantable defibrillators. The results of SCD-HeFT may have a material impact on the trend of implantable defibrillator sales.

Pacemaker Systems
Worldwide pacemaker system sales were $683.5 million in 2003 compared to $636.6 million in 2002, representing 7% growth. Sales in the US totaled $431.7 million, 4% over 2002. International pacemaker system sales grew 13% to $251.8 million, and were consistent with 2002 sales on a constant currency basis. Pacemaker system sales include sales of CRT-P systems and were driven by:

         o Continued acceptance of the INSIGNIA(TM) family of pacemaker systems

                  o FDA approval of INSIGNIA ENTRA Pacemaker Systems in the first quarter of 2003

                  o European launch of INSIGNIA Ultra and INSIGNIA AVT Pacemaker Systems in the third quarter of 2003

         o Broad acceptance of Guidant's second-generation CRT-P system, the CONTAK RENEWAL TR 2, launched in the third quarter of 2003 in Europe

         o Significant additions to the cardiac rhythm management US sales force

Additionally, in January 2004, Guidant announced FDA approval of its CONTAK RENEWAL TR CRT-P System.

Coronary Stent Systems

Worldwide coronary stent system sales in 2003 were $843.7 million, a decrease of 8% compared to 2002 sales of $920.9 million. Total US coronary stent system sales were $463.2 million ($402.2 million to US end-users) in 2003 compared to $628.5 million ($575.5 million to US end-users) in 2002. Coronary stent system sales in the US include sales of stent delivery systems (dilatation catheters) to Cordis. The decline of total US coronary stent system sales was primarily driven by increasing penetration of competitive drug eluting stents in the US. The Company expects that drug eluting stent penetration will continue in both US and international markets. An additional competitive entry to the US drug eluting stent market is expected in the first quarter of 2004, which will likely increase the penetration rate through the end of 2004. US end-user coronary stent system sales (which exclude the sales to Cordis) in 2003 accounted for less than 11% of Guidant's worldwide revenues compared to 18% in 2002. In February 2004, Guidant entered into an agreement with Cordis to co-promote Cordis' CYPHER(TM) Sirolimus-eluting Coronary Stent. The agreement grants Guidant immediate entry into the US drug eluting stent market and expands Cordis' access to Guidant stent delivery systems. Guidant will receive commissions from Cordis, which will be reported as stent revenue. Guidant's drug eluting stent program, which utilizes the drug everolimus, will not be impacted by the agreement with Cordis.

International sales of coronary stent systems in 2003 grew 30% (18% in constant currency) to $380.5 million compared to $292.4 million in 2002, primarily attributable to unit volume growth in Japan. Competitor launches of metallic and/or drug eluting stents in Japan during 2004 could reduce this growth. Guidant's agreement with Cordis includes a separate arrangement that may permit future co-promotion in Japan.

Worldwide average pricing for Guidant's metallic stents remained stable compared to 2002 and from the third to the fourth quarter of 2003. Price stability resulted from the acceptance of Guidant's premium-valued cobalt chromium MULTI-LINK(TM) VISION(TM) Coronary Stent System and favorable geographic mix, offset by modest declines in worldwide stainless steel stent prices.

Coronary stent system sales include:

         o MULTI-LINK VISION Coronary Stent System in Europe since June 2003 and in the US since August 2003

         o MULTI-LINK ZETA(TM) Coronary Stent System launched in the US in September 2002 - International acceptance continues despite competitive drug eluting stent therapy and competitive launches of new metallic stents.

         o MULTI-LINK TRI-STAR(TM) Coronary Stent System launched in Japan in the fourth quarter of 2001 and the MULTI-LINK PENTA(TM) Coronary Stent System launched in Japan in March 2003

         o MULTI-LINK PIXEL(TM) Coronary Stent System, launched in the US in 2001, designed to treat small-diameter vessels in patients presenting with abrupt or threatened abrupt closure

         o MULTI-LINK ULTRA(TM) Coronary Stent System designed to treat large-diameter vessels, launched in the US in 2000

Angioplasty Systems

Angioplasty system sales totaled $477.6 million in 2003 compared to $430.5 million in 2002, representing 11% growth. Key product sales were driven by the Rapid-Exchange (RX) CROSSSAIL(TM) and Over-The-Wire (OTW) OPENSAIL(TM) Coronary Dilatation Catheters.

Cardiac Surgery, Biliary, Peripheral and Carotid Systems

Worldwide sales of cardiac surgery, biliary, peripheral and carotid systems totaled $205.3 million in 2003 compared to $165.8 million in 2002, representing 24% growth. Sales were driven by:

         o        VASOVIEW(R) Endoscopic Vessel Harvesting System

         o        ACROBAT(TM) Off-Pump System and HEARTSTRING(TM) Anastomotic
                  Facilitator

         o .035 Biliary Platforms: DYNALINK(R) Self-Expanding Stent, OMNILINK(R) Balloon Expandable Stent and AGILTRAC(TM) Peripheral Dilatation Catheter

         o RX ACCULINK(TM) Carotid Stent System in Europe including the RX ACCUNET(TM) Embolic Protection System

COST OF PRODUCTS SOLD

Cost of products sold was $903.8 million in 2003 compared to $762.8 million in 2002, representing 24.4% of net sales compared to 24.1% in 2002. Cost of products sold as a percentage of sales increased in 2003 compared to 2002 due to previously discussed changes in product sales mix and the impact of foreign currency hedge losses, partially offset by increased manufacturing efficiencies. The foreign currency hedge losses recorded in cost of products sold partially offset the increase in sales caused by the weakening US dollar and served to mitigate the net impact of foreign currency fluctuations on net earnings. Additionally, in the fourth quarter of 2003, the Company recorded $11.0 million of expense related primarily to scrap of work-in-process and finished goods inventory containing a specific third-party-supplied component.

RESEARCH AND DEVELOPMENT

Innovation is essential to Guidant's success. It is one of the primary bases of competition in Guidant's markets. The Company works to introduce new products, enhance the effectiveness and ease of use of existing products and expand the applications for its products. Guidant continued to invest aggressively in research and development in 2003. Research and development expense was $518.4 million in 2003, or 14.0% of net sales, compared to $415.5 million in 2002, or 13.1% of net sales. Significant investments in research and development in 2003 included:

         o        Drug eluting stent research and development

         o Advanced Patient Management(TM) applications, designed to enable physicians to monitor patient heart function remotely and automatically

         o Clinical trials to support the benefits of cardiac resynchronization therapy devices for treating heart failure

         o Development of next-generation devices for cardiac rhythm management and cardiac surgery products

Important research and development milestones in 2003 included:

         o COMPANION Clinical Trial - Prospective, multi-center, randomized study of patients with advanced heart failure. Presented results of the COMPANION clinical trial demonstrated a 20% reduction in the primary endpoint of combined all-cause death and hospitalization by adding Guidant's CRT systems to optimal drug therapy and a 36% reduction in all-cause mortality for Guidant's CRT-D systems. Results of the COMPANION trial continue on track for publication in an upcoming issue of a major peer-reviewed medical journal.

         o DECREASE HF Clinical Trial - Heart failure study designed to demonstrate the safety and effectiveness of the flexible pacing modes offered in Guidant's newest CRT-D systems that began in March 2003.

         o CONTAK RENEWAL 3 AVT Clinical Trial - Study designed to study the effect of device therapy in patients who suffer from both heart failure and atrial arrhythmias that began enrollment in November 2003. Atrial arrhythmias affect as many as one-third of the nearly five million people in the US who suffer with heart failure. There are no commercially available cardiac resynchronization therapy devices on the US market today designed to provide therapy for this common co-morbidity.

         o FUTURE I and II Clinical Trials - Studies that evaluate the safety of an everolimus eluting coronary stent utilizing a bioabsorbable drug-delivery coating compared to a metallic stent platform in previously untreated lesions. In June 2003, a FUTURE I milestone was achieved with the final six-month adjudicated clinical data results showing the MACE (Major Adverse Cardiac Events) rate as equal to or less than the metallic stent in the control arm. In September 2003, Guidant announced favorable six-month results from the FUTURE II clinical trial, which corroborated the FUTURE I results. FUTURE II six-month results met the trial's primary safety endpoint with a 4.8% MACE rate and 0% in-stent restenosis in the everolimus eluting stent arm. The everolimus eluting stent reduced in-stent tissue proliferation compared to the control arm. FUTURE I twelve-month results were also announced, confirming the results of the six-month data. Guidant expects to first enter the European market with a Guidant everolimus eluting stent in 2005 and the US market in 2006. Guidant recently filed with European regulatory authorities the second module of the application to support the CHAMPION Everolimus Eluting Stent System CE Mark approval.

         o European PIXEL Clinical Trial - Study designed to evaluate the performance of Guidant's MULTI-LINK PIXEL Small Vessel Stent System. The clinical trial compared the restenosis rates of patients with first-time lesions whose vessels were expanded with a balloon catheter prior to stent implantation (pre-dilatation) versus those who received direct stenting with a MULTI-LINK PIXEL stent. Guidant announced in July 2003 that the study demonstrated six-month restenosis rates of 25% for the patients in the pre-dilatation group, compared to 16% for those patients who received direct stenting.

         o Acculink for Revascularization of Carotids in High Risk Patients (ARCHeR) Clinical Trial - Study designed to evaluate the safety and effectiveness of carotid artery stenting as a minimally invasive alternative for treating carotid artery disease in patients ineligible for surgery or at high surgical risk. The Company announced positive preliminary 30-day results in March 2003. In September 2003, Guidant completed enrollment in its third clinical trial designed to evaluate carotid stenting, the ARCHeR RX Clinical Trial.

In addition to funding internal research and development efforts, Guidant also invests in early-stage technologies through equity investments, acquisitions, and other investment and collaborative vehicles.

IN-PROCESS RESEARCH AND DEVELOPMENT (IPRD)

Guidant recorded pre-tax IPRD charges of $83.7 million in 2003 in business combinations for the portion of the purchase price representing the value of technologies relating to products that have not received FDA approval and have no alternative future use, excluding the value of core and developed technologies. (See further information on business combinations in Note 4 to the Consolidated Financial Statements.) 2003 IPRD charges included:

         o MediVas LLC (MediVas) - In September 2003, Guidant acquired a subsidiary of MediVas, including the right to use certain bioabsorbable polymer technologies. Guidant recorded a $35.2 million IPRD charge in connection with the purchase.

         o Biosensors International (Biosensors) - In March 2003, Guidant purchased certain assets of Biosensors' everolimus eluting stent program, resulting in $20.5 million of IPRD. In June 2003, a milestone related to the positive six-month clinical data results of FUTURE I was achieved, resulting in an IPRD charge of $10.1 million.

         o Bioabsorbable Vascular Solutions (BVS) - In March 2003, Guidant purchased the majority interest in BVS, an early-stage developer of bioabsorbable stents, resulting in a $16.0 million IPRD charge. The project is expected to be completed and the products to be commercially available on a worldwide basis in four to seven years, with an estimated cost to complete of approximately $50.0 million to $75.0 million.

2002 pre-tax IPRD charges totaled $54.9 million and included:

         o Novartis Pharma AG and Novartis AG (Novartis) - Guidant recorded a pre-tax IPRD charge of $35.6 million for an exclusive license from Novartis granting Guidant rights to utilize the drug, everolimus, in drug eluting stents for the treatment of coronary and peripheral vascular diseases and providing Guidant the right to sublicense.

         o Cardiac Intelligence Corporation (CIC) - In December 2002, the Company completed its acquisition of CIC for $19.3 million for a portfolio of intellectual property in the field of ambulatory, remote, wireless monitoring of the heart functions of patients, including those implanted with devices such as pacemakers, defibrillators and resynchronization devices. The Company anticipates commercial availability of this technology on a worldwide basis within 2 to 3 years, with an estimated cost to complete of approximately $20.0 million to $40.0 million.

The assets gained through the Novartis, MediVas and Biosensors acquisitions are key components of Guidant's drug eluting stent program. Guidant expects to first enter the European market with a Guidant everolimus eluting stent in 2005 and the US market in 2006. It is estimated that this project will cost approximately $250.0 million to $300.0 million from 2004 through completion to achieve commercial viability in the US.

The Company continues to move forward with the acquired research and development projects discussed above. There have been no significant changes from the estimates used in the original valuations.

SALES, MARKETING AND ADMINISTRATIVE

Sales, marketing and administrative expenses were $1,198.9 million in 2003, an increase of $248.2 million or 26.1% compared to 2002. Spending as a percentage of sales increased to 32.4% in 2003 compared to 30.1% in 2002 driven primarily by sales growth, resulting in increased sales commissions, and continued expansion of the US sales force, including field clinical personnel in the US who support clinicians.

Total expenses increased by $53.5 million as a result of restricted stock grants made under the 2003 performance-based equity compensation program, including accelerated vesting based upon the attainment of Company share price appreciation targets. These expenses were classified in the income statement consistent with the functional area of related employees. Approximately two-thirds of the share price appreciation targets were achieved and expensed in 2003. The final share price appreciation target was achieved in January 2004.

INTEREST

Guidant recognized $6.3 of net interest income in 2003 compared to $1.3 million of net interest expense in 2002. This $7.6 million change was driven by a lower average outstanding debt balance during 2003 and increased interest income due to larger balances in short-term cash investments. Additionally, the Company incurred lower interest rates on long-term notes in 2003 compared to 2002 due to two interest rate swap agreements with notional amounts totaling $350.0 million in 2003 versus one interest rate swap agreement totaling $175.0 million in 2002.

ROYALTIES

Net royalty expense totaled $63.9 million in 2003 compared to $54.0 million in 2002. Net royalty expense included royalty income of less than $1.0 million in both years presented. Royalty expense is incurred for sales of certain implantable defibrillator systems and stent delivery systems. The $9.9 million increase in 2003 was primarily due to increased sales of implantable defibrillator systems. A patent covering certain implantable defibrillator products expired in December 2003, which will modestly reduce royalty expense incurred in the near future.

AMORTIZATION

Amortization expense was $20.9 million in 2003 compared to $12.6 million in 2002. The increase of $8.3 million was primarily driven by Guidant's acquisition of X-Technologies, Inc. in June 2003. A portion of the purchase price was allocated to the intangible assets related to the FDA-approved FX miniRAIL(TM) Dilatation Catheter.

OTHER EXPENSES

Net other expenses were $7.7 million in 2003 and were comprised primarily of equity investment write-offs and losses on foreign exchange contracts. Net other expenses were $12.6 million in 2002, comprised primarily of fixed asset and equity investment write-offs and losses on foreign exchange contracts. There were no significant income items reflected in these line items in 2003 or 2002.

LITIGATION

The Company recorded $422.8 million in net litigation expense in 2003 primarily comprised of a $425.7 million expense related to the arbitration decision involving Cordis. In 2002, Guidant recorded a net legal benefit of $137.1 million resulting from a $158.2 million award against Medtronic, Inc., partially offset by other minor settlements. See also Part II, Item I, "Legal Proceedings."

INCOME TAX

Income tax expense for 2003 and 2002 was $59.5 million and $250.6 million, resulting in effective income tax rates of 12.3% and 27.3%. During 2003, the Company reached agreement with US and foreign tax authorities with respect to various issues in the examination of tax years 1996-2000. The Company adjusted its previous estimate for accrued taxes by $30.0 million in the fourth quarter of 2003 to reflect the resolution of these audits. In December 2003, the US Internal Revenue Service (IRS) proposed adjustments to certain previously filed tax returns. The Company believes it has meritorious defenses of its tax filings and will vigorously defend them at the IRS appellate level or through litigation in the courts. While no assurance can be provided as to the ultimate resolution of outstanding tax issues, the positions taken by the IRS are not expected to have a significant impact on the effective tax rate in future periods. The Company has accrued for all probable liabilities resulting from tax assessments by tax authorities. Following is a reconciliation of income taxes at the US federal statutory rate to the Company's effective income tax rate:

                                                                      2003        2002
                                                                    -------     -------
Income from continuing operations before income tax ............    $ 485.0     $ 918.7
                                                                    =======     =======
Income tax expense at the US federal statutory rate of 35% .....    $ 169.8     $ 321.5
State income taxes, net of federal tax benefit .................        4.2        12.8
Effect of international operations .............................      (93.3)      (90.0)
Research credit ................................................      (13.9)      (10.0)
Benefit from export incentives .................................       (8.3)       (9.3)
Nondeductible IPRD .............................................       18.9         7.1
Reduction of income tax accruals due to tax audit resolution ...      (30.0)         --
Other, net .....................................................       12.1        18.5
                                                                    -------     -------
Income tax expense .............................................    $  59.5     $ 250.6
                                                                    =======     =======

DISCONTINUED OPERATIONS

In June 2003, Guidant's Board of Directors approved a plan to dispose of the ANCURE ENDOGRAFT System product line to treat abdominal aortic aneurysms (AAA) due to continuing financial losses, limited prospects for the Company's AAA product line and the impact of the Department of Justice investigation. (See also Note 16 to the Consolidated Financial Statements.) In December 2003, Guidant's Board of Directors ratified a plan to discontinue Guidant's operations in Brazil due to unfavorable business conditions and poor operating performance. The disposal plans include the termination of normal activity, abandonment of property and equipment, product returns, collection of receivables and settlement of liabilities. Guidant has written down long-lived assets to fair value and recorded inventory and accounts receivable at net realizable value.

The accompanying consolidated financial statements and notes reflect the results of operations and financial position of AAA and Brazil as discontinued operations for all periods presented. Net loss from discontinued operations includes proceeds from the sale of internally developed intangible assets, charges related to the impairment of certain long-lived assets, inventory write-downs, customer returns, litigation settlements and accruals for employee severance and lease commitments expensed in 2003. Guidant has incurred $95.2 million of losses through December 31, 2003. In December 2003, Guidant granted Cook Incorporated (Cook) a covenant not to sue related to Cook's manufacture and distribution of their endovascular graft products in exchange for $20.0 million. The proceeds were recorded in discontinued operations. The accrual for the ANCURE-related investigation of $30.0 million at December 31, 2002, was increased to $92.0 million in March 2003 and settled in June 2003 for $92.4 million. See Part II, Item I for additional information concerning related litigation.

DISCONTINUED OPERATIONS SUMMARY FOR AAA PRODUCT LINE AND BRAZIL OPERATIONS

                                                                2003           2002           2001
                                                             -----------    -----------    -----------
(In millions)
Net sales                                                    $      18.2    $      79.0    $      66.0
Loss from discontinued operations before income taxes              127.8           79.5           60.5
Net loss from discontinued operations                               95.2           56.3           39.4


2002 OPERATING RESULTS

[GRAPHICS OMITTED:  2002 SALES BY PRODUCT, 2002 SALES BY GEOGRAPHY]

SALES SUMMARY

                                                          2002                                2001
                                            --------------------------------    --------------------------------
(In millions)                                  US         INT'L.      TOTAL        US         INT'L.     TOTAL    GROWTH
                                            --------    --------    --------    --------    --------    --------  ------
Implantable defibrillator systems           $  821.7    $  185.1    $1,006.8    $  573.2    $  143.4    $  716.6    40%
Pacemaker systems                              413.7       222.9       636.6       378.2       204.5       582.7     9%
Coronary stent systems                         628.5       292.4       920.9       584.5       226.7       811.2    14%
Angioplasty systems                            227.9       202.6       430.5       203.6       199.9       403.5     7%
Cardiac surgery, biliary, peripheral
   and carotid systems                         138.4        27.4       165.8       104.5        23.1       127.6    30%
                                            --------    --------    --------    --------    --------    --------
                                            $2,230.2    $  930.4    $3,160.6    $1,844.0    $  797.6    $2,641.6    20%
                                            ========    ========    ========    ========    ========    ========

SALES

Guidant reported worldwide net sales of $3,160.6 million for 2002, an increase of $519.0 million or 20% compared to 2001. Growth in unit volume and fluctuations in foreign currency exchange rates increased net sales by 19% and 1% with no significant impact from price changes. Guidant experienced double-digit growth across all major product groups and geographies driven by new product launches and enhanced distribution capability. US sales in 2002 were $2,230.2 million, representing 21% growth, while international sales were $930.4 million, representing 17% growth.

Implantable Defibrillator Systems

Worldwide sales of implantable defibrillator systems for 2002 were $1,006.8 million, up $290.2 million or 40% over 2001, primarily driven by unit volume growth. US implantable defibrillator system sales climbed 43% to $821.7 million, while international sales of $185.1 million were up 29% over the prior year. Implantable defibrillator system sales were driven by:

         o MADIT II clinical trial's positive impact on the worldwide implantable defibrillator market

         o CONTAK CD/EASYTRAK CRT-D System, approved by the FDA and launched in the US in May 2002

         o CONTAK CD 2 CRT-D System, approved by the FDA and launched in the US in October 2002

         o Continued acceptance of Guidant's PRIZM(R) family of implantable defibrillator systems

         o Next generation VITALITY Implantable Defibrillator System, launched in Europe in October 2002

Pacemaker Systems

Worldwide pacemaker system sales were $636.6 million in 2002 compared to $582.7 million in 2001, representing 9% growth. Sales in the US totaled $413.7 million, representing 9% growth over 2001. The European market drove international sales of $222.9 million, representing 9% growth over the prior year. Pacemaker system sales were driven by the global launch of the INSIGNIA family of pacemakers in June 2002.

Coronary Stent Systems

Worldwide coronary stent system revenues were $920.9 million in 2002 compared to $811.2 million in 2001, representing 14% growth. Sales of coronary stent systems in the US were $628.5 million in 2002 compared to $584.5 million in the prior year. International sales of coronary stent systems grew 29% over the prior year to $292.4 million. Sales of coronary stent systems during 2002 were driven by:

         o Continued acceptance of the MULTI-LINK PENTA Coronary Stent System launched in the US in June 2001

         o        Fourth quarter 2001 US launch of MULTI-LINK PIXEL Coronary
                  Stent System

         o September 2002 FDA approval and US launch of the MULTI-LINK ZETA Coronary Stent System

         o Strength of European sales due to the introduction of the MULTI-LINK ZETA in May 2002 despite competitors' introductions of drug eluting stent therapy and a new metallic stent in the second quarter of 2002

         o Sales growth in Japan from Guidant's MULTI-LINK TRISTAR Coronary Stent System launched in the fourth quarter of 2001

Angioplasty Systems

Angioplasty system sales totaled $430.5 million in 2002 compared to $403.5 million in 2001. Sales included the RX CROSSSAIL and OTW OPENSAIL Coronary Dilatation Catheters.

Cardiac Surgery, Biliary, Peripheral and Carotid Systems

Worldwide sales of cardiac surgery, biliary, peripheral and carotid systems totaled $165.8 million in 2002 compared to $127.6 million in 2001, representing 30% growth. Sales were driven by:

         o VASOVIEW 5 Endoscopic Vessel Harvesting System, launched in the US in March 2002

         o AXIUS(TM) Vacuum 2 Stabilizers for performing beating heart surgery, launched in the US in February 2002

         o DYNALINK Self Expanding Biliary Stent System, RX HERCULINK(TM) PLUS Biliary Stent System and AGILTRAC Peripheral Dilatation Catheter

         o Increase in US cardiac surgery sales force and noncoronary stent sales force

COST OF PRODUCTS SOLD

Cost of products sold was $762.8 million in 2002, or 24.1% of net sales, compared to $623.3 million in 2001, or 23.6% of net sales. Cost of products sold as a percentage of net sales was relatively unchanged as a result of offsetting fluctuations. The impact of unfavorable foreign exchange hedge results and reduced vascular intervention sales mix was offset almost entirely by pricing and volume associated with implantable defibrillator market growth and operational efficiencies.

RESEARCH AND DEVELOPMENT

Research and development expense was $415.5 million in 2002, or 13.1% of net sales, compared to $362.3 million in 2001, or 13.7% of net sales. Significant investments in research and development in 2002 included:

         o        Drug eluting stent research and development

         o        Advanced Patient Management applications

         o Clinical trials to support the benefits of CRT devices for treating heart failure

         o Development of next-generation devices for cardiac rhythm management and cardiac surgery products

IN-PROCESS RESEARCH AND DEVELOPMENT

Guidant recorded pre-tax IPRD charges of $54.9 million in 2002 as described in detail earlier. Pre-tax IPRD charges in 2001 totaled $15.0 million for non-approved embolic protection device technology purchased from Metamorphic Surgical Devices, LLC. (See further information on business combinations in Note 4 to the Consolidated Financial Statements.)

SALES, MARKETING AND ADMINISTRATIVE

Sales, marketing and administrative expenses were $950.7 million in 2002, an increase of $162.1 million or 20.6% compared to 2001, primarily due to sales growth and continued expansion of the sales force. Guidant controlled spending as a percentage of sales - 30.1% in 2002 versus 29.9% in 2001.

INTEREST

Net interest expense totaled $1.3 million in 2002 compared to $29.2 million in 2001. This $27.9 million decrease was driven by a lower average outstanding debt balance, increased interest income due to larger balances in short-term cash investments, and lower interest rates on borrowings in 2002 compared to 2001, in part due to a $175.0 million interest rate swap agreement entered into in 2002 covering half of the Company's $350.0 million long-term notes. Guidant was in a net interest income position for the first time in the fourth quarter of 2002.

ROYALTIES

Net royalties expense totaled $54.0 million in 2002 compared to $41.6 million in 2001. Net royalty expense included royalty income of less than $1.0 million in both years presented. The $12.4 million increase was primarily due to increased sales of implantable defibrillator systems.

AMORTIZATION

Amortization expense for goodwill and other intangible assets was $12.6 million for 2002, a decrease of $29.8 million compared to 2001. This decrease in amortization expense was primarily due to the elimination of goodwill amortization on January 1, 2002, as directed by Statement of Financial Accounting Standards (SFAS) 142, Goodwill and Other Intangible Assets.

OTHER EXPENSES

Net other expenses were $12.6 million in 2002, comprised primarily of fixed asset and equity investment write-offs and losses on foreign exchange contracts. There were no significant income items reflected in this line item in 2002. Net other expenses totaled $4.0 million in 2001, comprised of $8.1 million of write-offs of fixed assets, equity investments and intangible assets, partially offset by $2.4 million in foreign exchange contract gains.

LITIGATION

Guidant recorded a net litigation benefit of $137.1 million in 2002 resulting from a $158.2 million award against Medtronic, Inc., partially offset by other minor settlements. In 2001, Guidant recorded a net litigation benefit of $10.0 million from awards against Boston Scientific of $19.5 million and Medtronic of $6.6 million offset by a settlement with Cordis of $16.1 million. See also Part II, Item I, "Legal Proceedings."

COOK CHARGE

Guidant recognized $60.6 million of expense in 2002 as a result of the termination of the Cook Group Inc. merger agreement including a $50.0 million contractually-defined termination payment plus accrued interest, $6.6 million nonsaleable, nonreturnable Cook inventory and $3.8 million in other merger-related expenses. Expense was recorded upon termination of the merger agreement.

FOUNDATION CONTRIBUTION

Guidant made contributions to the Guidant Foundation totaling $40.0 million in 2002 and $10.0 million in 2001. Guidant Foundation is a non-profit organization that has common management with Guidant. Guidant Foundation provides financial support and grants to non-profit organizations for charitable and educational programs that improve the quality of life for people who are at risk for or suffer from cardiovascular disease. Guidant Foundation also provides financial support to non-profit organizations in the communities where Guidant operates in the US. Contributions are made possible by the profits of Guidant; however, Guidant is not required to make contributions to the Foundation, except for amounts pledged.

RESTRUCTURING

Guidant recorded a $14.0 million charge for the restructuring of biliary and peripheral product line operations approved by Guidant's Board of Directors in May 2002. The charge primarily relates to the termination of Guidant's involvement in certain peripheral product clinical trials.

SPECIAL PRODUCT CHARGE

In March 2001, Guidant recorded $7.5 million in expenses for the field action related to the PRIZM Implantable Defibrillator System. The field action concerned a specific memory component in the first-generation device. Field inventory that contained the memory component was returned to the Company and a software solution was designed to noninvasively return functionality to any affected implanted device.

INCOME TAX

Income tax expense for 2002 and 2001 was $250.6 million and $204.3 million, resulting in income tax rates of 27.3% and 28.1%. Following is a reconciliation of income taxes at the US federal statutory rate to the Company's effective income tax rate:

                                                                      2002        2001
                                                                    -------     -------
Income from continuing operations before income tax ............    $ 918.7     $ 727.7
                                                                    =======     =======
Income tax expense at the US federal statutory rate of 35% .....    $ 321.5     $ 254.7
State income taxes, net of federal tax benefit .................       12.8        10.1
Effect of international operations .............................      (91.0)      (63.3)
Research credit ................................................      (10.0)      (10.9)
Benefit from export incentives .................................       (9.3)       (8.1)
Nondeductible IPRD .............................................        7.1          --
Other, net .....................................................       19.5        21.8
                                                                    -------     -------
Income tax expense .............................................    $ 250.6     $ 204.3
                                                                    =======     =======


LIQUIDITY AND FINANCIAL CONDITION

                                                     2003         2002
                                                  ---------    ---------
Dollars in millions, except per share data
Cash and cash equivalents(1)                      $ 1,468.2    $ 1,014.8
Working capital                                   $ 2,017.5    $ 1,437.4
Current ratio                                       2.9:1.0      2.7:1.0
Net cash position(2)                              $   519.9    $   656.6
Shareholders' equity per common share(3)          $    8.68    $    7.59
Days receivable outstanding(4)                           78           69
Inventory turnover                                     2.59         2.79


(1) A substantial portion of cash and cash equivalents is indefinitely invested in Guidant's non-US subsidiaries.

(2) Net cash position is the sum of cash and cash equivalents and short-term investments less total debt.

(3) Amount represents total shareholders' equity divided by weighted average shares outstanding-diluted.

(4) Days receivable outstanding remained within Guidant's historical range. Increase in 2003 was due to the increased mix of international and cardiac rhythm management product sales that historically have had longer payment practices.

SUMMARY OF CASH FLOWS

                                                   2003         2002         2001
                                                 --------     --------     --------
(In millions)
Net cash provided by (used in):
  Operating activities                           $  406.8     $1,044.2     $  682.5
  Investing activities                             (392.5)      (219.6)      (181.7)
  Financing activities                              380.6       (353.2)      (217.5)
  Effect of exchange rate changes on cash            58.5        105.6         (8.5)
                                                 --------     --------     --------
Net increase in cash and cash equivalents        $  453.4     $  577.0     $  274.8
                                                 ========     ========     ========

2003/2002

Net cash provided by operating activities decreased by $637.4 million in 2003 primarily due to:

         o $154.0 million decrease in net income in 2003 compared to 2002, adjusted for non-cash items

         o $110.3 million decrease in income taxes payable in 2003 due to lower net income and a $30.0 million adjustment made in the fourth quarter of 2003

         o Decrease in other liabilities including 2003 payments of 2002 accruals for a $50.0 million termination fee to Cook, a $30.0 million ANCURE litigation accrual (remaining ANCURE litigation of $62.4 million accrued and paid in 2003), and a $14.0 million payment to Guidant Foundation ($40.0 million accrued in 2003).

Net cash used in investing activities increased by $172.9 million in 2003 primarily due to:

         o        $63.6 million for the acquisition of X Technologies, Inc.

         o $108.2 million increase in net additions of property and equipment and other assets, including the termination of a lease and purchase of the related land and buildings

         o        $35.2 million for the purchase of a MediVas subsidiary

         o $27.6 million for the asset purchase and related milestone payment to Biosensors

         o        $10.0 million for the purchase of Bioabsorbable Vascular
                  Solutions

Net cash provided by financing activities was $380.6 million in 2003, compared to net cash used of $353.2 million in 2002, a change of $733.8 million due to:

         o $579.1 million increase in borrowings in 2003 compared to net payments of $393.1 million in 2002

         o $106.7 million increase in issuances of common stock for stock option exercises partially offset by:

         o        $73.7 million in dividend payments in 2003

         o $271.4 million increase in repurchase of common stock including $250.0 million related to the previously announced stock buy-back program of 4.7 million shares and $21.4 million related to shares withheld from restricted stock recipients upon vesting to satisfy related tax obligations

The effect of exchange rate changes on cash decreased $47.1 million in 2003 compared to 2002, primarily due to decreasing Euro cash holdings in 2003 compared to 2002.

2002/2001

Net cash provided by operating activities increased $361.7 million in 2002 primarily due to:

         o $86.1 million increase in net income in 2002 compared to 2001, adjusted for non-cash items

         o Increase in other liabilities including a $50.0 million termination fee to Cook incurred in 2002, paid in 2003; a $40.0 million increase in the payable to the Guidant Foundation; a $30.0 million ANCURE litigation accrual; and a $28.5 million increase in accrued royalties

         o Increase in accounts payable and accruals primarily due to a higher bonus accrual for fiscal year 2002

Net cash used in investing activities increased $37.9 million in 2002 primarily due to:

         o $43.2 million increase related to payments made to Novartis and Cardiac Intelligence Corporation partially offset by:

         o $15.7 million decrease in net additions of property and equipment and other assets in 2002 compared to 2001

Net cash used in financing activities increased $135.7 million in 2002 primarily due to:

         o        $348.0 million increase in debt payments

                  partially offset by:

         o        $199.6 million decrease in the repurchase of common stock

The effect of exchange rate changes on cash increased $114.1 million in 2002 compared to 2001 primarily due to the strengthening of the Euro and Guidant's increasing asset base offshore.

COMMITMENTS

Scheduled payments at December 31, 2003, for long-term debt, other noncurrent liabilities and operating leases include the following:

                                     LESS THAN
SCHEDULED PAYMENTS:                    1 YEAR       1-3 YEARS     4-5 YEARS     THEREAFTER      TOTAL
                                     ---------      ---------     ---------     ----------     --------
(In millions)

Long-term debt                        $  250.0      $  698.3            --            --      $  948.3
Other noncurrent liabilities                --         101.8      $    2.6      $   61.7         166.1
Operating leases                          33.0          52.6          24.0           3.4         113.0
                                      --------      --------      --------      --------      --------
                                      $  283.0      $  852.7      $   26.6      $   65.1      $1,227.4
                                      ========      ========      ========      ========      ========

At December 31, 2003, the Company had outstanding borrowings of $948.3 million at a weighted average interest rate of 1.89%, including bank borrowings, commercial paper, $350.0 million principal balance in long-term notes due in 2006 and interest rate swap agreements valued at $6.9 million. Bank borrowings represent short-term uncommitted credit facilities with commercial banks. The commercial paper borrowings are supported by two credit facilities aggregating $800.0 million. There are currently no outstanding borrowings under these facilities. The Company classified $250.0 million as short-term debt at December 31, 2003. The Company believes that cash and cash equivalent balances will be adequate to fund maturities of short-term borrowings, obligations to make interest payments on its debt and other anticipated operating cash needs for 2004, including planned capital expenditures of approximately $180.0 million in 2004.

Certain of Guidant's acquisitions involve contingent consideration. Payment of the additional consideration is generally contingent upon reaching performance-related milestones, including specified revenue levels, product development targets or regulatory approvals or filings. At December 31, 2003, Guidant's accrual for milestone obligations totaled $10.8 million and will be paid during the next three years. In addition, future undiscounted contingent consideration for performance-related milestones on acquisitions of up to $498.2 million could be paid through 2010, depending on when and if milestones are attained. Potential milestone payments under existing agreements during the next 12 months range from $2.5 million to $202.8 million. The Company continues to evaluate business development opportunities, which may generate additional payments.

MARKET RISK DISCLOSURES

The overall objective of Guidant's financial risk management policy is to reduce the potential negative earnings effect from the impact of fluctuating foreign currencies and interest rates. The primary feature of Guidant's risk management philosophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions that arise in the ordinary course of business. Guidant utilizes foreign exchange forward contracts and interest rate swap agreements to minimize the impact of fluctuating foreign currencies and interest rates. The contracts are initiated within the guidelines of documented corporate risk management policies. Guidant does not use financial instruments for speculative or trading activities.

FOREIGN EXCHANGE RISK

Due to Guidant's commitment to a global presence and customer support, the Company conducts a portion of its business in various foreign currencies (primarily the currencies of Europe and Asia) and, as a result, a portion of revenues and earnings are exposed to changes in foreign exchange rates. Such exposures arise from transactions denominated in foreign currencies, primarily intercompany loans and cross-border intercompany purchases of inventory, as well as from the translation of results of operations from outside the US. The Company seeks to manage its foreign exchange risk in part through operational means, including managing local currency assets in relation to local currency liabilities.

Foreign exchange risk is also managed through the use of foreign exchange contracts. The fair value of all foreign exchange contracts outstanding was ($46.8) million and ($31.3) million at December 31, 2003 and 2002. An analysis was prepared to estimate the sensitivity of the fair value of all foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in exchange rates at December 31, 2003 and 2002. The results of the estimation, which may vary from actual results, are as follows:

                                           FAIR VALUE OF
                                    FOREIGN EXCHANGE CONTRACTS
                                    --------------------------
                                       2003            2002
                                    ---------       ----------
(In millions)
 10% adverse rate movement            ($ 97.4)      ($106.0)
 At year-end rates                    ($ 46.8)      ($ 31.3)
 10% favorable rate movement          $   3.8       $  43.5

Any gains and losses in fair value of foreign exchange contracts would be largely offset by losses and gains on underlying transactions or anticipated transactions. These offsetting gains and losses are not reflected in the above table.

INTEREST RATE RISK

The Company's financial instruments are exposed to interest rate risk. During 2003, Guidant had two interest rate swap agreements to modify the interest characteristic of the principal amount of its long-term notes so that the interest payable on long-term notes effectively becomes variable and thus matches the variable interest rate received from its cash. Accordingly, interest rate fluctuations impact the fair value of the Company's long-term notes outstanding, which are offset by corresponding changes in the fair value of the interest rate swap agreements. Since the Company is in a net cash position, the interest rate swap agreements reduce exposure to floating rate risk. An analysis of the impact on the Company's interest rate sensitive financial instruments to a hypothetical 10% change in short-term interest rates compared to interest rates at year end showed no significant impact on earnings or cash. The fair value of the interest rate swap agreements was $6.9 million at December 31, 2003.

SIGNIFICANT ACCOUNTING POLICIES

It is important to understand Guidant's accounting policies in order to understand its financial statements. In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. The accounting policies that are most subject to important estimates or assumptions include those described below. See Note 2 to the Consolidated Financial Statements for further description of these items.

Guidant continually evaluates the accounting policies and estimates it uses to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals and various other assumptions believed to be reasonable.

Inventory Reserves - The Company values its inventory at the lower of cost (first-in, first-out method) or market. Reserves are estimated for excess, slow moving and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value. Write-offs are recorded when product is destroyed. The Company reviews inventory on hand at least quarterly and records provisions for excess and obsolete inventory based on several factors, including current assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration. The Company's industry is characterized by rapid product development and frequent new product introductions. Uncertain timing of product approvals, variability in product launch strategies, product recalls and variation in product utilization all impact the estimates related to excess and obsolete inventory.

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

Valuation of Purchased In-Process Research and Development (IPRD), Goodwill and Other Intangible Assets - When a business combination occurs, the purchase price is allocated based upon the fair value of tangible assets, intangible assets, IPRD and goodwill. The Company recognizes IPRD in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies, defined as those technologies relating to products that have not received FDA approval and have no alternative future use. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets when purchased. Valuations require the use of significant estimates. The amount of the purchase price allocated to IPRD is determined by estimating future cash flows of the technology and discounting net cash flows back to present values. The Company considers, among other things, the projects' stage of completion, complexity of the work completed as of the acquisition date, costs already incurred, projected costs to complete, contribution of core technologies and other acquired assets, expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition is based on the time value of money and medical technology investment risk. Goodwill represents the excess of cost over fair value of identifiable net assets of the business acquired and the amount allocated to IPRD. The methodologies used in arriving at these estimates are in accordance with accepted valuation methods.

Income Taxes - All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

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

Legal Proceedings and Other Loss Contingencies - The Company is subject to various legal proceedings, many involving routine litigation incidental to the business. Other matters contain allegations that are not routine and involve compensatory, punitive or treble damage claims, or claims for injunctive relief related to alleged infringement of a third party's patents, or seek declarations affecting the validity of the Company's patents. Litigation outcomes are not within the Company's complete control, are often very difficult to predict and often are resolved over long periods of time. Estimating probable losses requires the analysis of multiple possible outcomes that often depend on judgments about potential actions by third parties. Contingencies are recorded in the consolidated financial statements, or otherwise disclosed, in accordance with SFAS 5, Accounting for Contingencies.

REGULATORY AND OTHER MATTERS

Government and private sector programs designed to reduce healthcare costs, including coverage and payment policies, pricing regulations, competitive pricing and various types of managed-care arrangements, exist in the US and in many other countries where the Company does business. Government and private policies and programs require healthcare providers to put significant emphasis on the delivery of more cost-effective medical therapies. After the Company develops a promising new product and receives regulatory approval to sell it, the Company may find limited demand for it until the Company obtains reimbursement approval from private and governmental third party payors. While the Company is actively involved in the policy dialogue concerning cost containment, uncertainty as to the outcome of current and prospective legislative and regulatory initiatives and further changes in the marketplace preclude the Company from predicting the impact on future operating results.

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

In addition to payor cost pressure, the Company also faces intense competition in its highly dynamic markets. A substantial portion of the Company's revenues is derived from products less than a year old. Continued success requires sustained excellence in product development, approval, production and marketing, particularly in rapidly developing fields like drug eluting stents and treatments for heart failure. An interruption at any step in the process can significantly affect operating results.

The Company's products are subject to extensive regulation in the US by the FDA, by certain state authorities and internationally by foreign governmental authorities. The Company must obtain specific approval or clearance from the FDA before it can market products in the US. Similar requirements also exist in certain foreign jurisdictions. The process of obtaining such approvals or clearances can be onerous and costly and typically requires the Company to demonstrate new product safety and efficacy. There is no assurance that all approvals and clearances sought by the Company will be granted on a timely basis, if at all.

Further, regulatory oversight includes stringent ongoing requirements, including restrictions relating to products in the market, quality system regulations and delivery of Company products, particularly when government-funded reimbursement is sought. If the FDA, the US Department of Health and Human Services (HHS) or other regulators believe that a company is not in compliance with applicable regulations, substantial sanctions can be imposed. The various US and international regulators can, among other things, issue warning letters, issue recall orders, institute proceedings to detain or seize products, impose operating restrictions, enjoin future violations, assess civil penalties, recommend criminal prosecution or seek exclusion from participation as a supplier of products to beneficiaries covered by government reimbursement.

The regulatory environment is subject to rapid developments. For example, HHS regulations that affect the way the Company's products are sold are evolving quickly. Similarly, the Japanese Ministry of Health, Labor and Welfare (MHLW) will begin to transition some of its approval oversight responsibilities to a new agency during the first quarter of 2004, which introduces uncertainty concerning product approvals and interactions concerning products on the market. Changes in domestic and foreign regulations, regulatory oversight and enforcement policies can substantially impact the Company's operations.

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

The Company operates in an industry susceptible to significant legal claims. At any given time, the Company generally is involved as both a plaintiff and defendant in a number of patent infringement actions. Patent litigation can result in significant royalty or other payments or result in injunctions that can prevent the sale of products. The Company also is subject to product liability claims, including class actions from time to time. See Note 16 to the Consolidated Financial Statements for additional information.

FIELD ACTIONS

From time to time, the Company initiates field actions with respect to market-released products. These actions may include product recalls or communications with a significant number of physicians about a product or labeling issue. The scope of such actions can range from very minor issues affecting a small number of units to more significant actions. The Company conducted the following field actions since the Company's last filing on Form 10-Q.

In November 2003, certain manufacturing lots of the VASOVIEW 5 Endoscopic Vessel Harvesting System were recalled due to an occasional malfunction of the toggle on the electrocautery scissors component of the system. The Company notified the FDA and took appropriate corrective action to address the issue and resumed shipment of the VASOVIEW 5 System in November.

In January and February 2004, the Company communicated to field personnel and physicians that it had filed and received FDA approval for labeling changes including downward revisions of longevity estimates from approximately 10% to 25% for certain implantable defibrillator products. The revised longevity estimates remain competitive within the industry. The communication also noted that the improved battery life test modeling that developed these revised estimates indicated that newer generation implantable defibrillators are expected to meet their predicted longevities. Existing warranty accruals are appropriate.

CAUTIONARY FACTORS

Certain statements made in this Annual Report (including the President's letter) are forward-looking, including accounting estimates, expectations with respect to announced transactions, statements concerning pricing and sales trends, drug eluting stent development, recovery of tax assets and the outcome of other tax matters, capital expenditures, cash flows, costs of research programs, the timing of discontinued operations and the timing of product developments. The statements are based on assumptions about many important factors, including assumptions concerning:

         o The development of the coronary stent market: Drug eluting stents present a significant growth opportunity; however, the earlier introduction of drug eluting stents by the Company's competitors has substantially affected the market for metallic coronary stents and will continue to impact the Company's financial results.

         o The effects of operating in a highly regulated industry, the necessity for appropriate reimbursement of therapies and the significance of legal claims in Guidant's industry, all as further described above in "Regulatory and Other Matters."

         o Product development and production factors (including the uncertainties associated with clinical trials), competitive factors (including the introduction of new products and alternative therapies), business development factors, internal factors (including the retention of key employees and changes in business strategies) and others, all as further described in Exhibit 99 to the Company's filing on Form 10-K, which is incorporated herein by reference.

Actual results may differ materially. The Company does not undertake to update its forward-looking statements.

                               GUIDANT CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                       In millions, except per share data


                                                                                 YEAR ENDED DECEMBER 31
                                                                       -----------------------------------------
                                                                          2003            2002            2001
                                                                       ---------       ---------       ---------
Net sales .......................................................      $ 3,698.8       $ 3,160.6       $ 2,641.6
Cost of products sold ...........................................          903.8           762.8           623.3
                                                                       ---------       ---------       ---------
      Gross profit ..............................................        2,795.0         2,397.8         2,018.3
Research and development ........................................          518.4           415.5           362.3
Purchased in-process research and development ...................           83.7            54.9            15.0
Sales, marketing and administrative .............................        1,198.9           950.7           788.6
Interest, net ...................................................           (6.3)            1.3            29.2
Royalties, net ..................................................           63.9            54.0            41.6
Amortization ....................................................           20.9            12.6            42.4
Other, net ......................................................            7.7            12.6             4.0
Litigation, net .................................................          422.8          (137.1)          (10.0)
Foundation contribution .........................................             --            40.0            10.0
Cook charge .....................................................             --            60.6              --
Restructuring charge ............................................             --            14.0              --
Special product charge ..........................................             --              --             7.5
                                                                       ---------       ---------       ---------
Income from continuing operations before income taxes ...........          485.0           918.7           727.7
Income taxes ....................................................           59.5           250.6           204.3
                                                                       ---------       ---------       ---------
Income from continuing operations ...............................          425.5           668.1           523.4
Loss from discontinued operations, net of income taxes ..........          (95.2)          (56.3)          (39.4)
                                                                       ---------       ---------       ---------
Net income ......................................................      $   330.3       $   611.8       $   484.0
                                                                       =========       =========       =========
Earnings per share--basic
      Income from continuing operations .........................      $    1.39       $    2.21       $    1.74
      Loss from discontinued operations, net of income taxes ....          (0.31)          (0.18)          (0.13)
                                                                       ---------       ---------       ---------
      Net income ................................................      $    1.08       $    2.03       $    1.61
                                                                       =========       =========       =========
Earnings per share--diluted
      Income from continuing operations .........................      $    1.36       $    2.18       $    1.71
      Loss from discontinued operations, net of income taxes ....          (0.30)          (0.18)          (0.13)
                                                                       ---------       ---------       ---------
      Net income ................................................      $    1.06       $    2.00       $    1.58
                                                                       =========       =========       =========
Dividends declared per common share .............................      $    0.24              --              --
                                                                       =========       =========       =========



See Notes to Consolidated Financial Statements.

                               GUIDANT CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                         In millions, except share data

                                                              DECEMBER 31
                                                        ----------------------
                                                          2003          2002
                                                        --------      --------
                       ASSETS
CURRENT ASSETS
Cash and cash equivalents ........................      $1,468.2      $1,014.8
Short-term investments ...........................            --          10.3
Accounts receivable, net of allowances
        of $24.0 (2003) and $29.5 (2002) .........         832.3         689.1
Inventories ......................................         402.9         295.7
Deferred income taxes ............................         313.2         210.0
Prepaid expenses and other current assets ........          57.7          63.1
Current assets of discontinued operations ........           5.6          20.2
                                                        --------      --------
        Total Current Assets .....................       3,079.9       2,303.2
OTHER ASSETS
Goodwill, net of allowances
      of $157.9 (2003) and $157.7 (2002) .........         512.9         514.0
Other intangible assets, net of allowances
      of $82.3 (2003) and $60.3 (2002) ...........         162.2          93.2
Deferred income taxes ............................           0.9          53.9
Investments ......................................          55.1          46.8
Sundry ...........................................          60.9          50.4
Other assets of discontinued operations ..........           0.2          11.5
                                                        --------      --------
        Total Other Assets .......................         792.2         769.8
Property and equipment, net ......................         768.0         643.1
                                                        --------      --------
        Total Assets .............................      $4,640.1      $3,716.1
                                                        ========      ========

                               GUIDANT CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                         In millions, except share data


                                                               DECEMBER 31
                                                        -----------------------
                                                          2003           2002
                                                        --------       --------

           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES

Accounts payable .................................      $   86.1       $   68.4
Employee compensation ............................         199.4          188.9
Other liabilities ................................         309.5          309.8
Income taxes payable .............................         197.2          248.3
Short-term debt ..................................         250.0            6.8
Current liabilities of discontinued operations ...          20.2           43.6
                                                        --------       --------

        Total Current Liabilities ................       1,062.4          865.8

NONCURRENT LIABILITIES

Long-term debt ...................................         698.3          361.7
Other ............................................         166.1          166.8
                                                        --------       --------
        Total Noncurrent Liabilities .............         864.4          528.5

COMMITMENTS AND CONTINGENCIES ....................            --             --

SHAREHOLDERS' EQUITY
Preferred stock:
        Authorized shares: 50,000,000
        Issued shares:  none .....................            --             --
Common stock, no par value:
        Authorized shares: 1,000,000,000
        Issued shares: 312,129,000 (2003)
                       308,992,000 (2002) ........         301.5          226.1

Additional paid-in capital .......................         242.4          200.7

Retained earnings ................................       2,258.9        2,002.3

Deferred cost, ESOP ..............................         (17.1)         (24.2)

Unearned compensation ............................         (25.2)            --

Treasury stock, at cost:
        Shares: 3,158,000 (2003)
                2,388,000 (2002) .................       (171. 2)         (92.0)
Accumulated other comprehensive income ...........         124.0            8.9
                                                        --------       --------
        Total Shareholders' Equity ...............       2,713.3        2,321.8
                                                        --------       --------
        Total Liabilities and Shareholders' Equity      $4,640.1       $3,716.1
                                                        ========       ========


See Notes to Consolidated Financial Statements.

                               GUIDANT CORPORATION
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         In millions, except share data



                                                                                                                         DEFERRED
                                                             COMMON STOCK               ADDITIONAL                      COST, ESOP
                                                      -----------------------------       PAID-IN       RETAINED        -----------
                                                      ISSUED SHARES      AMOUNT           CAPITAL       EARNINGS         SHARES
                                                      -------------   -------------   -------------   -------------     -----------
DECEMBER 31, 2000                                       308,476,000   $       214.9   $       167.8   $       906.5      (5,308,000)

Comprehensive income:
  Net income                                                                                                  484.0
   Other comprehensive loss, net of tax:
      Currency translation adjustments
      Minimum pension liability
      Unrealized gain on foreign exchange contracts

   Other comprehensive loss

Comprehensive income

Issuance of common stock under stock plans                  543,000            11.2           (30.4)
Repurchase of common stock
ESOP transactions                                                                              25.2                         730,000
Tax benefits from employee stock options                                                       19.9
                                                      -------------   -------------   -------------   -------------   -------------
DECEMBER 31, 2001                                       309,019,000           226.1           182.5         1,390.5      (4,578,000)

Comprehensive income:
  Net income                                                                                                  611.8
   Other comprehensive gain, net of tax:
      Currency translation adjustments
      Minimum pension liability
      Unrealized loss on foreign exchange contracts

   Other comprehensive gain

Comprehensive income

Issuance/cancellation of common stock
  under stock plans                                         (27,000)                         (10.2)
Stock issued through Employee Stock Purchase Plan                                             (3.9)
Repurchase of common stock
ESOP transactions                                                                             27.3                          951,000
Tax benefits from employee stock options                                                       5.0
                                                      -------------   -------------   -------------   -------------   -------------
DECEMBER 31, 2002                                       308,992,000           226.1          200.7           2002.3      (3,627,000)

Comprehensive income:
  Net income                                                                                                  330.3
   Other comprehensive gain, net of tax:
      Currency translation adjustments
      Minimum pension liability
      Unrealized loss on foreign exchange contracts

   Other comprehensive gain

Comprehensive income

Issuance of common stock under stock plans                2,637,000            60.9          (36.6)
Stock issued through Employee Stock Purchase Plan           500,000            14.5           (2.4)
Repurchase of common stock
Cash dividends                                                                                                (73.7)
Unearned compensation
ESOP transactions                                                                             37.9                        1,059,000
Tax benefits from employee stock plans                                                        42.8
                                                      -------------   -------------   -------------   -------------   -------------
DECEMBER 31, 2003                                       312,129,000   $       301.5   $       242.4   $     2,258.9      (2,568,000)
                                                      =============   =============   =============   =============   =============




                                                       DEFERRED                                        ACCUMULATED
                                                      COST, ESOP                                         OTHER
                                                      ------------      TREASURY         UNEARNED     COMPREHENSIVE
                                                        AMOUNT           STOCK         COMPENSATION   INCOME/(LOSS)     TOTAL
                                                      --------------  -------------    ------------   -------------   ----------
DECEMBER 31, 2000                                     ($       35.4)             --              --   ($       70.3)    $  1,183.5

Comprehensive income:
  Net income                                                                                                                484.0
   Other comprehensive loss, net of tax:
      Currency translation adjustments                                                                        (15.9)
      Minimum pension liability                                                                                (2.6)
      Unrealized gain on foreign exchange contracts                                                            15.0
                                                                                                           --------
   Other comprehensive loss                                                                                                  (3.5)
                                                                                                                         --------
Comprehensive income                                                                                                        480.5
                                                                                                                         --------
Issuance of common stock under stock plans                             $        51.0                                         31.8
Repurchase of common stock                                                    (200.0)                                      (200.0)
ESOP transactions                                                4.9                                                         30.1
Tax benefits from employee stock options                                                                                     19.9
                                                       -------------   -------------    ------------  -------------    ----------
DECEMBER 31, 2001                                              (30.5)         (149.0)             --          (73.8)      1,545.8

Comprehensive income:
  Net income                                                                                                                611.8
   Other comprehensive gain, net of tax:
      Currency translation adjustments                                                                        118.1
      Minimum pension liability                                                                               (15.8)
      Unrealized loss on foreign exchange contracts                                                           (19.6)
                                                                                                           --------
   Other comprehensive gain                                                                                                  82.7
                                                                                                                         --------
Comprehensive income                                                                                                        694.5
                                                                                                                         --------
Issuance/cancellation of common stock
  under stock plans                                                             37.6                                         27.4
Stock issued through Employee Stock Purchase Plan                               19.8                                         15.9
Repurchase of common stock                                                      (0.4)                                       (0.4)
ESOP transactions                                                6.3                                                        33.6
Tax benefits from employee stock options                                                                                     5.0
                                                       -------------   -------------    ------------    -----------     ----------
DECEMBER 31, 2002                                              (24.2)          (92.0)             --            8.9        2,321.8

Comprehensive income:
  Net income                                                                                                                330.3
   Other comprehensive gain, net of tax:
      Currency translation adjustments                                                                        132.6
      Minimum pension liability                                                                                (4.9)
      Unrealized loss on foreign exchange contracts                                                           (12.6)
                                                                                                             ------
   Other comprehensive gain                                                                                                 115.1
                                                                                                                         --------
Comprehensive income                                                                                                        445.4
                                                                                                                         --------
Issuance of common stock under stock plans                                     185.4                                        209.7
Stock issued through Employee Stock Purchase Plan                                7.2                                         19.3
Repurchase of common stock                                                    (271.8)                                      (271.8)
Cash dividends                                                                                                              (73.7)
Unearned compensation                                                                  ($       25.2)                       (25.2)
ESOP transactions                                                7.1                                                         45.0
Tax benefits from employee stock plans                                                                                       42.8
                                                       -------------   -------------    ------------    -----------     ----------
DECEMBER 31, 2003                                      ($       17.1)  ($      171.2)  ($       25.2)   $     124.0     $  2,713.3
                                                       =============   =============   =============    ===========     ==========

See Notes to Consolidated Financial Statements.

                               GUIDANT CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   In millions

                                                                             YEAR ENDED DECEMBER 31
                                                                        ----------------------------------
                                                                          2003         2002         2001
                                                                        --------     --------     --------
OPERATING ACTIVITIES
    Net income .....................................................    $  330.3     $  611.8     $  484.0
        ADJUSTMENTS TO RECONCILE NET INCOME TO CASH
           PROVIDED BY OPERATING ACTIVITIES:
        Depreciation ...............................................       129.8        114.4         97.1
        Amortization of goodwill and other intangible assets .......        20.9         13.2         43.9
        Provision for inventory and accounts receivable losses .....        59.3         72.7         72.4
        Purchased in-process research and development ..............        83.7         55.2         15.0
        Deferred income taxes ......................................       (63.0)       (45.0)       (14.9)
        Compensation earned under restricted stock and ESOP ........       101.8         36.7         34.3
        Other noncash, net .........................................        19.9        (22.3)        18.8
                                                                        --------     --------     --------
                                                                           682.7        836.7        750.6
        CHANGES IN OPERATING ASSETS AND LIABILITIES:
        Receivables ................................................       (76.6)       (63.1)       (72.9)
        Inventories ................................................      (123.2)       (80.1)      (106.2)
        Prepaid expenses and other current assets ..................       (13.5)       (22.5)        (8.2)
        Accounts payable and accrued liabilities ...................        25.2         89.3         (7.3)
        Income taxes payable .......................................       (11.5)        98.8         84.7
        Other liabilities ..........................................       (76.3)       185.1         41.8
                                                                        --------     --------     --------

NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................       406.8      1,044.2        682.5

INVESTING ACTIVITIES

        Investment purchases .......................................       (15.8)       (22.8)       (10.3)
        Sale/maturity of investments ...............................        13.2          8.9          6.8
        Additions of property and equipment, net ...................      (249.3)      (141.1)      (149.1)
        Additions of other assets, net .............................        (2.2)       (10.4)       (18.1)
        Purchase of in-process research and development ............       (74.8)       (54.2)       (11.0)
        Acquisition of business, net of cash acquired ..............       (63.6)          --           --
                                                                        --------     --------     --------

NET CASH USED FOR INVESTING ACTIVITIES .............................      (392.5)      (219.6)      (181.7)

FINANCING ACTIVITIES

        Increase (decrease) in borrowings, net .....................       579.1       (393.1)       (45.1)
        Issuance of common stock under stock plans and other
          capital transactions .....................................       147.0         40.3         27.6
        Dividends paid .............................................       (73.7)          --           --
        Repurchase of common stock .................................      (271.8)        (0.4)      (200.0)
                                                                        --------     --------     --------

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES ...............       380.6       (353.2)      (217.5)

Effect of Exchange Rate Changes on Cash ............................        58.5        105.6         (8.5)
                                                                        --------     --------     --------

NET INCREASE IN CASH AND CASH EQUIVALENTS ..........................       453.4        577.0        274.8

Cash and Cash Equivalents at Beginning of Year .....................     1,014.8        437.8        163.0
                                                                        --------     --------     --------

CASH AND CASH EQUIVALENTS AT END OF YEAR ...........................    $1,468.2     $1,014.8     $  437.8
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


See Notes to Consolidated Financial Statements.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       In millions, except per share data

NOTE 1 - BUSINESS AND NATURE OF OPERATIONS

Guidant Corporation pioneers lifesaving technology for millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets the following products and services that enable less-invasive care for some of life's most threatening medical conditions:

         o Implantable defibrillator systems used to detect and treat abnormally fast heart rhythms (tachycardia), including implantable cardiac resynchronization therapy defibrillator (CRT-D) systems used to treat heart failure

         o Implantable pacemaker systems used to manage slow or irregular heart rhythms (bradycardia), including implantable cardiac resynchronization therapy pacemaker (CRT-P) systems used to treat heart failure

         o Coronary stent systems for the treatment of coronary artery disease

         o Angioplasty systems including dilatation catheters, intravascular radiotherapy systems and related accessories for the treatment of coronary artery disease

         o Cardiac surgery systems for the treatment of coronary artery disease and biliary, peripheral and carotid systems used to treat biliary and artery disease

Guidant has principal operations in the US, Europe and Asia. The Company markets its products in nearly 100 countries through a direct sales force in the US and a combination of direct sales representatives and independent distributors in international markets. As used herein, the terms "the Company" and "Guidant" mean Guidant Corporation and its consolidated subsidiaries.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Guidant and all of its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

REVENUE RECOGNITION Guidant sells products through a direct sales force in the US and a combination of direct sales representatives and independent distributors in international markets. A significant portion of revenue is generated from inventory carried by Guidant's sales representatives and consigned inventory held by customers, which is recognized as revenue upon notification of implant or product usage. All other revenue transactions are recorded upon transfer of title and risk of loss to customers. There are no remaining obligations that affect the customer's final acceptance of the sale upon transfer of title. Estimated sales returns, discounts and rebates are recorded as a reduction of sales when the related revenue is recognized. The Company provides credit to its customers in the normal course of business and maintains an allowance for doubtful customer accounts. Actual losses are charged to this allowance when incurred.

RESEARCH AND DEVELOPMENT Research and development costs are charged to expense as incurred. In-process research and development (IPRD) is recognized in business combinations for the portion of the purchase price allocated to the appraised value of in-process technologies, defined as those technologies relating to products that have not received FDA approval and have no alternative future use, consistent with Statement of Financial Accounting Standards (SFAS) 2, Accounting for Research and Development Costs, and Financial Accounting Standards Board Interpretation 4, Applicability of SFAS 2 to Business Combinations. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets when purchased. Valuations require the use of significant estimates. The amount of the purchase price allocated to IPRD is determined by discounting the estimated amount of future net cash flows from the technology to its present value. The discount rate used is determined at the time of the acquisition and includes, among other things, consideration of the assessed risk of the project not being developed to a stage of commercial feasibility.

FOREIGN CURRENCY TRANSLATION Sales and expenses denominated in foreign currencies are translated at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated into US dollars using the exchange rates in effect at year end. Foreign currency transaction gains and losses are included in the consolidated statements of income as "other, net." Adjustments arising from the translation of net assets located outside the US (gains and losses) are shown as a component of accumulated other comprehensive income.

RISK MANAGEMENT CONTRACTS The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. The Company employs foreign exchange forward contracts and interest rate swap agreements to manage its earnings exposure to fluctuations in foreign currency exchange rates and interest

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

rates. Forward contracts hedging forecasted transactions are designated as cash flow hedges and recorded as assets or liabilities at fair value. Changes in the forward contracts' fair value are recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related hedge is recognized in earnings at that time. The ineffective portion of a contract's change in fair value is immediately recognized in earnings. These gains and losses are classified in the income statement consistent with the accounting treatment of the item being hedged. Forward contracts hedging specific foreign currency denominated assets or liabilities are recorded at their fair value with the related gains and losses included in "other, net" on the income statement. Results of these forward contracts offset in full or in part the gains and losses from the mark to market of the underlying balance sheet exposure. Guidant has interest rate swap agreements that are designated and qualify as fair value hedges and meet the short-cut method requirements of SFAS 133. As a result, changes in the fair value of the interest rate swap agreements are offset by changes in the fair value of the long-term notes. These changes are reported in interest expense; accordingly, no net gain or loss is recognized in earnings.

CASH AND CASH EQUIVALENTS All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

INVESTMENTS Investments in debt and equity securities that have readily determinable fair values are classified and accounted for as available-for-sale or held-to-maturity. Held-to-maturity investments consist principally of government debt securities that management has the intent and ability to hold until maturity. These securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a separate component of accumulated other comprehensive income. Realized gains are calculated based on the specific identification method and recorded in "other, net" on the income statement. All other investments are accounted for under the cost or equity method and are written off upon identification of declines in value that are other than temporary.

INVENTORIES Inventories are stated at the lower of cost, (first-in, first-out method) or market. Reserves are estimated for excess, slow moving and obsolete inventory as well as inventory with a carrying value in excess of its net realizable value. Write-offs are recorded when product is destroyed. The Company reviews inventory on hand at least quarterly and records provisions for excess and obsolete inventory based on several factors, including current assessment of future product demand, anticipated release of new products into the market, historical experience and product expiration. There have been no significant sales of inventory for which a provision was previously established and provisions and write-offs have historically had a strong correlation. Inventories at December 31 consisted of the following:

                                    2003       2002
                                  -------    -------
Finished products ............    $ 173.9    $ 133.6
Work in process ..............       81.5       58.0
Raw materials and supplies ...      147.5      104.1
                                  -------    -------

                                  $ 402.9    $ 295.7
                                  =======    =======


The increase in inventories was primarily due to cardiac rhythm management products driven by the market growth of implantable defibrillators, a management decision to carry increased levels of certain key components and inventories associated with Guidant's growing US sales force.

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Other intangible assets consist primarily of purchased technology and patents. Goodwill is tested for impairment annually, or more frequently as impairment indicators arise. The test for impairment involves the use of estimates related to the fair values of Guidant's four reporting units based on projected undiscounted cash flows. If the fair value is calculated to be less than the carrying amount, an impairment charge is recorded in the period identified. Other intangible assets are amortized using the straight-line method over their estimated useful lives, of which periods of up to eight years remain.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT Property and equipment are stated at historical cost. Additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line method at rates intended to depreciate the cost of assets over their estimated useful lives ranging from 3 to 40 years. Property and equipment at December 31 consisted of the following:

                                            2003        2002
                                        --------    --------
       Land ........................    $   44.6    $   33.0
       Buildings ...................       397.1       340.2
       Equipment ...................       874.0       749.6
       Construction in progress ....       118.5        70.6
                                        --------    --------

                                         1,434.2     1,193.4
       Less allowances for depreciation    666.2       550.3
                                        --------    --------
                                        $  768.0    $  643.1
                                        ========    ========


LONG-LIVED ASSETS Management periodically reviews the carrying amount of property and equipment and other intangible assets to assess potential impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate, and future cash flows expected to result from the use of the related assets. The Company's policy is to use undiscounted cash flows in assessing potential impairment and to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable.

PRODUCT WARRANTIES Provisions for estimated expenses related to product warranties are recorded at the time the products are sold. Estimates for warranty costs are calculated based primarily upon historical warranty experience, but may include assumptions related to anticipated changes in warranty costs and failure rates. A summary of the changes in the product warranty activity is as follows:

                                           2003        2002
                                        -------     -------
January 1 ..........................    $  18.8     $  20.2
Provisions for product warranties ..       12.3         5.0
Settlements during the period ......       (8.8)       (6.4)
                                        -------     -------
December 31 ........................    $  22.3     $  18.8
                                        =======     =======



INCOME TAXES All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

EARNINGS PER SHARE Earnings per share-basic is computed by dividing net income by the weighted average common shares outstanding during the year. Earnings per share-diluted represents net income divided by the sum of the weighted average common shares outstanding plus potential dilutive instruments such as stock options and unvested restricted stock. The effect of stock options on earnings per share-diluted is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on earnings per share are excluded from the calculations.

                              GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


STOCK-BASED COMPENSATION The Company has adopted the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Accordingly, the Company accounts for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, using the intrinsic value method. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to all stock-based employee compensation. The fair value was estimated as of the grant date using the Black-Scholes option-pricing model, the attribution method and the assumptions described in Note 5. The Black-Scholes option-pricing model does not consider the non-traded nature of employee stock options, nor the restrictions on trading, the lack of transferability or a vesting period. If the model took these items into consideration, the resulting estimate for fair value of the stock option could be different. The pro forma impact on net income assumes a forfeiture rate of approximately 10%. These pro forma amounts may not be representative of the effects on reported net income for future years due to the uncertainty of stock option grant volume and potential changes in assumptions driven by market factors.


                                                            2003        2002        2001
                                                        --------    --------    --------
Reported net income (1) ............................    $  330.3    $  611.8    $  484.0
Deduct: Total stock option employee compensation
  expense, net of tax ..............................        64.3        94.8       119.0
                                                        --------    --------    --------
Pro forma net income ...............................    $  266.0    $  517.0    $  365.0
                                                        ========    ========    ========
Earnings per share:
  Basic--as reported ...............................    $   1.08    $   2.03    $   1.61
                                                        ========    ========    ========
  Basic--pro forma .................................    $   0.87    $   1.71    $   1.21
                                                        ========    ========    ========
  Diluted--as reported .............................    $   1.06    $   2.00    $   1.58
                                                        ========    ========    ========
  Diluted--pro forma ...............................    $   0.85    $   1.69    $   1.19
                                                        ========    ========    ========


(1) Reported amounts include expense associated with the restricted stock awards. See Note 5 for additional information.

USE OF ESTIMATES Preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the US requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

RECLASSIFICATIONS Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation. In June 2003, the Company announced that it would dispose of the ANCURE ENDOGRAFT System product line to treat abdominal aortic aneurysms (AAA). The Company also approved a plan to discontinue operations in Brazil in December 2003. The AAA product line and Brazil operations are reflected as discontinued operations for all periods presented.

NEW ACCOUNTING PRONOUNCEMENTS SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued in April 2003 and amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Upon adoption, SFAS 149 did not have a material impact on the Company's results of operations or financial condition.

SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. SFAS 150 established standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 was effective for financial instruments entered into or modified after May 31, 2003, and

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


was otherwise effective October 1, 2003. Upon adoption, SFAS 150 did not have a material impact on the Company's results of operations or financial condition.

In December 2003, the Financial Accounting Standards Board issued a revision to SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS 132, as revised, requires additional and more frequent disclosures about the assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and other postretirement benefit plans. Guidant adopted SFAS 132, as revised, in December 2003, resulting in additional disclosures in all periods presented in this report. The adoption of SFAS 132, as revised, did not have a material impact on the Company's results of operations or financial position.

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) 104, Revenue Recognition. SAB 104 clarifies existing guidance regarding revenue recognition. The adoption of SAB 104 did not have a material impact on the Company's financial position or results of operations.

NOTE 3 - GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with the Company's adoption of SFAS 142, Goodwill and Other Intangible Assets, $105.0 million of other intangibles were reclassified to goodwill on January 1, 2002. The net book value of these assets on that date was $89.1 million. The reclassification was primarily related to the assembled work force obtained in conjunction with the Intermedics acquisition in February 1999. There were no material changes to goodwill as a result of acquisitions, dispositions or translation during 2003. If the non-amortization provisions of SFAS 142 had been adopted for all periods presented, reported net income in 2001 would have increased by $29.8 million and earnings per share would have increased by $0.10.

Goodwill at December 31 consisted of the following:

                                                2003       2002
                                             -------    -------
Intermedics, Inc. .......................    $ 342.9    $ 345.2
Advanced Cardiovascular Systems, Inc. ...      102.1      102.1
InControl, Inc. .........................       53.9       53.9
Other ...................................       14.0       12.8
                                             -------    -------
                                             $ 512.9    $ 514.0
                                             =======    =======

Other intangible assets at December 31 consisted of the following:

                                                                             ACCUMULATED    CARRYING
                                                            ORIGINAL COST   AMORTIZATION      VALUE
                                                            -------------   ------------    --------
2003
Intermedics, Inc. .....................................        $  28.0        $  13.8        $  14.2
X Technologies, Inc. ..................................           88.7            6.8           81.9
Other licensed technologies and distribution agreements          127.8           61.7           66.1
                                                               -------        -------        -------
                                                               $ 244.5        $  82.3        $ 162.2
                                                               =======        =======        =======
2002
Intermedics, Inc. .....................................        $  28.0        $  11.0        $  17.0
Other licensed technologies and distribution agreements          125.5           49.3           76.2
                                                               -------        -------        -------
                                                               $ 153.5        $  60.3        $  93.2
                                                               =======        =======        =======


Excluding goodwill and intangible assets reclassified to goodwill, amortization expense of intangible assets was $20.9 million, $12.6 million and $10.6 million for the years ended December 31, 2003, 2002 and 2001. The annual estimated amortization expense for intangible assets for the five-year period ending December 31, 2008, ranges from $25.0 million to $30.0 million.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - BUSINESS COMBINATIONS AND OTHER PURCHASE TRANSACTIONS

MEDIVAS LLC In September 2003, Guidant acquired a subsidiary of MediVas LLC (MediVas), including rights to certain bioabsorbable polymer technologies. The agreement provided Guidant with an exclusive worldwide license to these bioabsorbable polymer products, related pre-clinical and clinical data, and intellectual property for use with drugs in the "rolimus" family, as well as a non-exclusive license for use with other drugs. Guidant recorded a $35.2 million IPRD charge in connection with the purchase, since technological feasibility of the project had not been attained and the research had no alternative future uses. MediVas may receive additional milestone payments over the course of clinical development and receive royalties on future sales of licensed products utilizing MediVas' technology.

BIOSENSORS INTERNATIONAL In March 2003, the Company completed its acquisition of certain assets of Biosensors International's (Biosensors) everolimus eluting stent program, including an exclusive worldwide license to Biosensors' polymer formulation technology in the field of everolimus eluting stents and a nonexclusive license to use this technology with other drugs in drug eluting stents. Additionally, Guidant acquired the option of manufacturing and commercializing the stent platform used in the FUTURE I and FUTURE II clinical trials. Guidant recorded a $20.5 million IPRD charge in connection with the purchase, since technological feasibility of the project had not been attained and the research had no alternative future uses. In June 2003, Guidant recorded a $10.1 million IPRD charge as a result of the achievement of a performance milestone related to positive six-month clinical data of the everolimus eluting stent trial, FUTURE I. Biosensors may receive additional milestone payments over the course of clinical development and upon CE Mark approval and receive royalties on future sales of products utilizing Biosensors' technology.

NOVARTIS PHARMA AG AND NOVARTIS AG In March 2002, Guidant entered into an agreement with Novartis Pharma AG and Novartis AG (Novartis) that provided Guidant a co-exclusive worldwide license to use everolimus in drug eluting stents. As a result, the Company recorded a charge of $6.5 million related to the value of the IPRD. In September 2002, the parties expanded the license to make Guidant's rights exclusive and to provide Guidant the right to sublicense. Under the agreement, Novartis will receive milestone payments and a royalty on sales of Guidant products utilizing the drug. A milestone payment of $29.1 million was made in December 2002 and was recorded as IPRD.

The assets gained through the Novartis, MediVas and Biosensors acquisitions are key components of Guidant's drug eluting stent program. The Company expects to first enter the European market with a Guidant everolimus eluting stent in 2005 and the US market in 2006.

BIOABSORBABLE VASCULAR SOLUTIONS In March 2003, Guidant acquired the majority interest in Bioabsorbable Vascular Solutions (BVS) for $10.0 million. BVS is developing vascular stent platforms designed to be absorbed by tissue following the restoration of blood flow in patients with coronary artery disease. Guidant has the option to purchase the remaining interest for $6.0 million beginning in January 2004 and is required to purchase it if certain conditions are met. Guidant recorded a $16.0 million IPRD charge in March 2003 in connection with the purchase of the majority interest and a related milestone payment, since technological feasibility of the project had not been attained and the research had no alternative future uses. The project is expected to be completed and the products to be commercially available on a worldwide basis in four to seven years. Guidant may make milestone payments over the course of clinical development.

X TECHNOLOGIES, INC. In June 2003, Guidant acquired X Technologies, Inc., the manufacturer of the FDA-approved FX miniRAIL(TM) Dilatation Catheter, a device for the treatment of coronary artery disease. Guidant paid $60.0 million in cash and forgave a $4.5 million extension of credit. The purchase price was allocated to the acquired assets and liabilities based upon fair market values, including $88.7 million to intangible assets related to developed technology and the related deferred tax liability of $32.8 million. Guidant may make additional payments upon future satisfaction of sales performance criteria. These payments will be allocated to the fair value of the intangibles, with any amounts paid above fair value of identifiable intangibles recorded as goodwill, when the amount of the contingent payments is determinable.

CARDIAC INTELLIGENCE CORPORATION In December 2002, the Company completed its acquisition of Cardiac Intelligence Corporation (CIC) for $19.3 million. This acquisition will supplement Guidant's Advanced Patient Management applications, with a portfolio of intellectual property in the field of ambulatory, remote, wireless monitoring of the heart functions of patients, including those implanted with devices such as pacemakers, defibrillators and resynchronization devices. The Company anticipates commercial availability of this technology on a worldwide basis within 2 to 3 years. The entire purchase price was recorded as IPRD.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - BUSINESS COMBINATIONS AND OTHER PURCHASE TRANSACTIONS (CONTINUED)

METAMORPHIC SURGICAL DEVICES, LLC In October 2001, Guidant entered into an agreement with Metamorphic Surgical Devices, LLC to purchase technology pertaining to the development of embolic protection devices. As a result, the Company recorded a charge of $15.0 million related to the value of the IPRD.

The income approach was used to establish the fair values of IPRD. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and discounting these after-tax cash flows to present value.

Revenue estimates were based on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. The Company considered, among other things, the projects' stage of completion, complexity of the work completed as of the acquisition date, costs already incurred, projected costs to complete, contribution of core technologies and other acquired assets, expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at a present value as of the date of acquisition was based on the time value of money and medical technology investment risk. For the IPRD recorded in 2003, risk-adjusted discount rates ranging from 13 percent to 25 percent were utilized to discount the projected cash flows. The Company believes that the estimated purchased research and development amounts recorded represent fair value at the date of the acquisition. The Company continues to move forward with the acquired research and development projects discussed above. There have been no significant changes from the estimates used in the original valuations.

Certain of Guidant's acquisitions involve contingent consideration. Payment of the additional consideration is generally contingent upon reaching performance-related milestones, including specified revenue levels, product development targets or regulatory approvals or filings. At December 31, 2003, Guidant's accrual for milestone obligations totaled $10.8 million and will be paid during the next three years. In addition, future undiscounted contingent consideration for performance-related milestones on acquisitions of up to $498.2 million could be paid through 2010, depending on when and if milestones are attained. Potential milestone payments under existing agreements during the next 12 months range from $2.5 million to $202.8 million. The Company continues to evaluate business development opportunities, which may generate additional payments.

The operating results of all acquisitions are included in the Company's consolidated financial statements from the date of each acquisition.

NOTE 5 - STOCK PLANS

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

There were no broad-based employee stock option grants in 2003 and 2002. The Company made a special grant of stock options on approximately 11.0 million shares in July 2001 covering all eligible Guidant employees in lieu of broad-based employee stock options grants in 2002. This grant was in addition to the January 2001 grant of options to management employees on approximately 9.0 million shares.

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

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - STOCK PLANS (CONTINUED)

Stock option activity is summarized below:

                                                2003                          2002                          2001
                                    ------------------------------ ---------------------------- ------------------------------
                                                 WEIGHTED AVERAGE              WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                      OPTIONS     EXERCISE PRICE    OPTIONS     EXERCISE PRICE    OPTIONS      EXERCISE PRICE
                                    -----------  ----------------  ----------  ---------------- -----------   ----------------
Outstanding at January 1             49,836,773       $38.38       52,113,348       $38.41       35,078,541       $37.64
Granted                                 885,878        38.53        1,152,811        36.10       20,698,411        38.47
Exercised                            (4,531,773)       27.99         (963,959)       25.31       (1,884,060)       14.76
Cancelled                            (1,350,344)       43.55       (2,465,427)       43.26       (1,779,544)       49.31
                                     ----------                    ----------                    ----------
Outstanding at December 31           44,840,534       $39.30       49,836,773       $38.38       52,113,348       $38.41

Exercisable at December 31           29,670,014       $38.84       26,458,259       $35.31       18,848,329       $30.38

                       OPTIONS OUTSTANDING                                         OPTIONS EXERCISABLE
--------------------------------------------------------------------------  --------------------------------
                                        WEIGHTED AVERAGE
                                            REMAINING
   RANGE OF                                 CONTRACTUAL   WEIGHTED AVERAGE                  WEIGHTED AVERAGE
EXERCISE PRICES         OUTSTANDING        LIFE (YEARS)   EXERCISE PRICE    EXERCISABLE      EXERCISE PRICE
---------------         -----------     ----------------  ----------------  -----------     ----------------
$3.63 - $10.00            1,408,729             1.7          $ 7.22           1,408,729          $ 7.22
$10.01 - $17.00           2,231,725             2.8           11.02           2,231,725           11.02
$17.01 - $30.00             767,332             4.5           23.40             638,270           22.13
$30.01 - $39.00          18,315,804             6.1           32.13          10,955,387           32.68
$39.01 - $71.00          22,116,944             6.1           50.70          14,435,903           51.64
                         ----------                                          ----------
                         44,840,534             5.8          $39.30          29,670,014          $38.84


The per-share weighted average fair value of stock options granted in 2003, 2002 and 2001 was $12.00, $14.47 and $16.48. The fair value was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                      2003              2002              2001
                                    -------           -------           -------
Risk-free interest rate                 3.0%              4.0%              5.1%
Dividend yield                          .60%               --                --
Volatility factor                      37.0%             38.9%             38.5%
Option life                         3 - 7 YEARS       3 - 7 years       3 - 7 years

In February 2003, Guidant's Board of Directors authorized the issuance of approximately 2.3 million restricted shares of common stock (US) and restricted stock units (outside the US) to over 2,000 employees. Restricted stock awards are expensed ratably over the vesting period. Restricted stock awards granted to certain executive officers were scheduled to vest over six years. Awards granted to other employees were scheduled to vest over three years. Grants may vest earlier upon a qualifying disability, death, retirement or change in control. This grant includes a performance element that allowed vesting to accelerate when certain Guidant share price performance measures were met. Specifically, 1/3 of the general grants vested upon achievement of 25%, 50% and 75% appreciation of the 60-day moving average stock price from the date of grant ($34.37 on February 18, 2003). Portions of the executive officer grants accelerated from six years to three years under this same performance measure. Guidant recorded $78.7 million of unearned compensation in conjunction with this grant, representing the fair value of restricted stock awards on the date of grant. Approximately two-thirds of the share price appreciation targets were achieved and expensed in 2003. The first performance measure was met in July 2003 and the second measure was met in December 2003. The final share price appreciation target was achieved in January 2004. Unearned compensation will be recognized as compensation expense ratably over the remaining vesting periods. The related compensation expense totaled $53.5 million for the year ended December 31, 2003.

The Company introduced its Employee Stock Purchase Plan in 2001. This plan allows employees to contribute up to 10% of their wages toward the purchase of the Company's common stock at the end of each four-month purchase period. Employees purchase shares of Guidant common stock for 85% of the average of the reported high and low sales prices on the first or last day of the purchase period, whichever price is lower.

There were approximately 10.1 million additional shares available for grant under the Company's stock plans on December 31, 2003.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - STOCK PLANS (CONTINUED)

The Company has a shareholder rights plan that entitles all shareholders to a preferred stock purchase right. The rights will expire on October 17, 2004, unless redeemed earlier by the Company. The purchase rights entitle shareholders to purchase from the Company 1/400 of a share of Series A Preferred Stock at an exercise price of $10.88. The Company may redeem the rights for $0.0025 per right up to and including the 10th business day after the date of a public announcement that a person or group of affiliated or associated persons (Acquiring Person) has acquired ownership of common stock having 10% or more of the Company's general voting power (Stock Acquisition Date). The plan provides that, if the Company is acquired in a business combination at any time after a Stock Acquisition Date, generally each holder of a right will be entitled to purchase at the exercise price a number of the acquiring company's shares having a market value of twice the exercise price. The plan also provides that in the event of certain other business combinations, certain self-dealing transactions, or the acquisition by an Acquiring Person of stock having 15% or more of the Company's general voting power, generally each holder of a right will be entitled to purchase at the exercise price a number of shares of the Company's common stock having a market value of twice the exercise price. Any rights beneficially owned by an Acquiring Person shall not be entitled to the benefit of the adjustments with respect to the number of shares described above.

NOTE 6 - EARNINGS PER SHARE

The following table sets forth the computation of earnings per share:

                                                                     2003           2002           2001
                                                                  --------       --------       --------
Income from continuing operations                                 $  425.5       $  668.1       $  523.4
Loss from discontinued operations, net of income taxes               (95.2)         (56.3)         (39.4)
                                                                  --------       --------       --------
Net income                                                        $  330.3       $  611.8       $  484.0
                                                                  ========       ========       ========
EARNINGS PER SHARE - BASIC
Income from continuing operations                                 $   1.39       $   2.21       $   1.74
Loss from discontinued operations, net of income taxes               (0.31)         (0.18)         (0.13)
                                                                  --------       --------       --------
Net income                                                        $   1.08       $   2.03       $   1.61
                                                                  ========       ========       ========
EARNINGS PER SHARE - DILUTED
Income from continuing operations                                 $   1.36       $   2.18       $   1.71
Loss from discontinued operations, net of income taxes               (0.30)         (0.18)         (0.13)
                                                                  --------       --------       --------
Net income                                                        $   1.06       $   2.00       $   1.58
                                                                  ========       ========       ========
Weighted average common shares outstanding                          305.10         301.74         300.86
Effect of dilutive stock options and unvested restricted
   stock awards                                                       7.42           4.25           5.36
                                                                  --------       --------       --------
Weighted average common shares outstanding
   and assumed conversions                                          312.52         305.99         306.22
                                                                  ========       ========       ========


Total options outstanding at December 31, 2003, 2002 and 2001 were 44.8 million,
49.8 million and 52.1 million. Earnings per share-diluted includes 26.5 million,
19.2 million and 28.1 million stock options for the years ended December 31, 2003, 2002 and 2001. Stock options whose exercise price per share was greater than their average market value per share were excluded from the calculation of earnings per share-diluted because including them would have had an anti-dilutive impact.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - BORROWINGS

The Company's outstanding borrowings on December 31 consisted of:

                            2003         2002
                          -------      -------
Long-term notes           $ 355.7      $ 361.7
Commercial paper            584.9           --
Bank borrowings               7.7          6.8
                          -------      -------
Total borrowings            948.3        368.5
Less short-term debt        250.0          6.8
                          -------      -------
Long-term debt            $ 698.3      $ 361.7
                          =======      =======

On February 11, 1999, the Company issued seven-year, 6.15% long-term notes with a $350.0 million principal amount due in 2006. At December 31, 2003, Guidant had interest rate swap agreements on these notes with a notional amount of $350.0 million, converting the fixed interest rate to a variable interest rate indexed to LIBOR. Interest rate fluctuations impact the fair value of the long-term notes, which are offset by corresponding changes in the fair value of the interest rate swap agreements. At December 31, 2003, the interest rate swap agreements increased long-term notes by $6.9 million.

At December 31, 2003, the Company had a $400.0 million credit facility that permits borrowings through August 2004 and a $400.0 million credit facility that permits borrowings through August 2007. There are currently no outstanding borrowings under these arrangements, which carry a variable market rate of interest. Commercial paper classified as long-term debt represents the amount Guidant expects to replace with additional issuances of commercial paper upon maturity in the current year. Restrictive covenants in the borrowing agreements include consolidations, mergers, certain sales of assets, maintenance of certain financial performance measures and limitations on subsidiary borrowings. Commitment fees were not material in 2003 or 2002.

At December 31, 2003, long-term debt was comprised of the long-term notes, including the market value of the interest rate swap agreements, and commercial paper. Commercial paper borrowings increased in 2003 due primarily to acquisitions, asset purchases and common stock repurchased in accordance with the stock buy-back program. At December 31, 2002, long-term debt was comprised of the long-term notes, including the market value of the interest rate swap agreements. The weighted average interest rate on borrowings outstanding at December 31, 2003, including the effect of the interest rate swap agreements, was 1.89% compared to 3.94% at December 31, 2002. The primary reason for the decrease in the weighted average interest rate was due to the commercial paper balances outstanding as of December 31, 2003, which have lower interest rates than the long-term notes. Interest expense, which approximates cash payments of interest on borrowings, was $17.2 million, $23.9 million and $47.0 million in 2003, 2002 and 2001.

NOTE 8 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of Accumulated Other Comprehensive Income (Loss) are as follows:

                                             2003          2002          2001
                                           -------       -------       -------
Currency translation adjustments           $ 177.5       $  44.9       ($ 73.2)
Unrealized gain (loss) on foreign
   exchange contracts                        (27.0)        (14.4)          5.2
Minimum pension liability                    (26.5)        (21.6)         (5.8)
                                           -------       -------       -------
                                           $ 124.0       $   8.9       ($ 73.8)
                                           =======       =======       =======

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - LEASES

Guidant leases various manufacturing and office facilities and certain equipment under operating leases. Total future minimum lease commitments are as follows:

2004                            $ 33.0
2005                              29.5
2006                              23.1
2007                              12.6
2008                              11.4
Thereafter                         3.4
                                ------
                                $113.0
                                ======

Rent expense for all leases, including contingent rentals that were not material, amounted to approximately $39.8 million, $32.9 million and $34.7 million for 2003, 2002 and 2001.

NOTE 10 - INCOME TAXES

Following is a summary of income before income taxes of US and international operations:

                                                               2003          2002          2001
                                                             -------       -------       -------
US                                                           ($165.0)      $ 415.8       $ 308.8
International                                                  650.0         502.9         418.9
                                                             -------       -------       -------
                                                             $ 485.0       $ 918.7       $ 727.7
                                                             =======       =======       =======

Following is the composition of income tax expense:

                                                               2003          2002          2001
                                                             -------       -------       -------
Current:
      Federal .........................................      ($ 10.0)      $ 201.1       $ 127.2
      State ...........................................         12.2          19.7          19.4
      Foreign .........................................        110.1          76.4          66.0
                                                             -------       -------       -------
           Total current expense ......................        112.3         297.2         212.6
Deferred:
      Federal .........................................        (25.9)        (25.2)         (0.8)
      State ...........................................        (22.1)        (19.4)         (7.5)
      Foreign .........................................         (4.8)         (2.0)           --
                                                             -------       -------       -------
           Total deferred tax benefit .................        (52.8)        (46.6)         (8.3)
                                                             -------       -------       -------
Income tax expense ....................................      $  59.5       $ 250.6       $ 204.3
                                                             =======       =======       =======

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At December 31, deferred tax assets and liabilities consisted of the following:

                                                                            2003          2002
                                                                          -------       -------
Deferred tax assets:
      Inventory and product-related reserves .......................      $ 194.0       $ 125.5
      Net operating loss, capital loss, and credit carryforwards ...         45.4          27.0
      Accrued liabilities ..........................................        124.0          93.7
      Acquisition of intangible assets .............................         61.7          65.7
                                                                          -------       -------
                                                                            425.1         311.9
      Valuation allowances .........................................        (12.6)         (3.9)
                                                                          -------       -------
           Total deferred tax assets ...............................        412.5         308.0
Deferred tax liabilities:
      Property and equipment .......................................        (97.7)        (43.6)
      Other ........................................................         (0.7)         (0.5)
                                                                          -------       -------
           Total deferred tax liabilities ..........................        (98.4)        (44.1)
                                                                          -------       -------
Deferred tax assets, net ...........................................      $ 314.1       $ 263.9
                                                                          =======       =======


Following is a reconciliation of the effective income tax rate:


                                                                          2003          2002          2001
                                                                         ------        ------        ------
US federal statutory income tax rate ..............................        35.0%         35.0%         35.0%
Increase (decrease) in tax rate resulting from:
    State income taxes, net of federal tax benefit ................         0.9           1.4           1.4
    Effect of international operations ............................       (19.2)         (9.8)         (8.7)
    Research credit ...............................................        (2.9)         (1.1)         (1.5)
    Benefit from export incentives ................................        (1.7)         (1.0)         (1.1)
    Nondeductible IPRD ............................................         3.9           0.8            --
    Reversal of income tax accruals due to tax audit resolution ...        (6.2)           --            --
    Other, net ....................................................         2.5           2.0           3.0
                                                                         ------        ------        ------
Effective income tax rate .........................................        12.3%         27.3%         28.1%
                                                                         ======        ======        ======


US federal and state deferred income taxes have not been recorded that would result from future remittances of undistributed earnings of foreign subsidiaries
- $2,474.0 million at December 31, 2003 - because such earnings are intended to be indefinitely reinvested in these foreign operations. Additional US tax liabilities would be incurred should the Company remit a portion of these earnings.

At December 31, 2003, approximately $76.0 million of federal, state and foreign tax losses and $24.3 million of federal and state credits were available for carryforward. The federal and state carryforwards are subject to valuation allowances and certain restrictions. The losses and credits generally expire within a period of 4 to 15 years. At December 31, 2003, $7.9 million of capital losses were available for carryforward. The carryforward is subject to a valuation allowance and expires December 31, 2005. In view of the consistent profitability of its past operations, the Company believes that the deferred tax assets will be substantially recovered and that no significant additional valuation allowances are necessary.

Income taxes paid were $121.7 million, $172.8 million and $127.6 million in 2003, 2002 and 2001.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLANS

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN Guidant has a defined contribution savings plan that covers its eligible US employees. The plan includes both an employee savings component (savings plan) and an employee stock ownership component (Employee Stock Ownership Plan or "ESOP"). The purpose of the plan is to provide additional financial security to employees during retirement.

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

The Company makes its matching and fixed contributions to the plan's ESOP component. This internally leveraged ESOP acquired approximately 9.0 million shares of newly issued Guidant common stock at a cost of approximately $60.0 million ($6.68 per share) in September 1995. Common shares held by the ESOP are allocated among participants' accounts on a periodic basis until these shares are exhausted (approximately 2006, assuming the year-end price per share of Guidant common stock of $60.20 remains constant). At December 31, 2003, the ESOP held approximately 6.4 million shares allocated to employee accounts and 2.6 million unallocated shares. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity. Allocated shares of the ESOP are charged to expense based on the fair value of the shares transferred and are treated as outstanding in the computation of earnings per share. Compensation expense under these plans was $44.1 million, $33.8 million and $30.3 million for 2003, 2002 and 2001.

RETIREMENT PLANS The Company sponsors the Guidant Retirement Plan, a frozen noncontributory defined benefit plan. The Company's funding policy for the Guidant Retirement Plan is consistent with US employee benefit and tax-funding regulations. The Company does not expect to make a contribution to the Guidant Retirement Plan in 2004. Guidant Retirement Plan assets, which are maintained in a trust, consist primarily of equity and fixed income instruments. The Company also sponsors the Guidant Excess Benefit Plan-Retirement, a nonqualified, unfunded plan for certain of its officers and key employees. In addition, US and Puerto Rico employees of the Company are eligible to receive specified Company-paid healthcare retirement benefits under a plan established in 2000. The Company uses a December 31 measurement date for its plans. Following is a summary of these plans:

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLANS (CONTINUED)


                                                               GUIDANT          GUIDANT EXCESS BENEFIT   HEALTHCARE RETIREMENT
                                                            RETIREMENT PLAN         PLAN-RETIREMENT          BENEFIT PLAN
                                                          -------------------   ----------------------   ---------------------
                                                           2003        2002        2003        2002        2003        2002
                                                          -------     -------   ---------     --------   --------     --------
ACCUMULATED BENEFIT OBLIGATION DECEMBER 31 ...........    $  73.6     $  61.7     $  27.7     $  24.2     $  18.1     $  15.0
Change in Projected Benefit Obligation
   Projected benefit obligation at beginning of year .    $  64.8     $  56.5     $  26.0     $  26.1     $  15.0     $  12.6
   Service cost ......................................         --          --          --          --         1.8         1.6
   Interest cost .....................................        4.4         4.1         1.8         1.7         1.0         0.9
   Benefits paid .....................................       (1.4)       (1.2)       (0.9)       (0.8)       (0.3)       (0.2)
   Actuarial loss ....................................        6.9         5.4         2.2         1.5         0.6         0.1
   Settlement ........................................         --          --          --        (2.5)         --          --
                                                          -------     -------     -------     -------     -------     -------
Projected benefit obligation at end of year ..........    $  74.7     $  64.8     $  29.1     $  26.0     $  18.1     $  15.0
                                                          =======     =======     =======     =======     =======     =======

CHANGE IN PLAN ASSETS
   Plan assets at fair value at beginning of year ....    $  55.2     $  60.8          --          --          --          --
   Actual gain (loss) on plan assets .................        9.9        (4.4)         --          --          --          --
   Company contributions ..............................        --          --     $   0.9     $   4.3     $   0.3     $   0.2
   Benefits paid .....................................       (1.4)       (1.2)       (0.9)       (0.8)       (0.3)       (0.2)
   Settlement ........................................         --          --          --        (3.5)         --          --
                                                          -------     -------     -------     -------     -------     -------
Plan assets at fair value at end of year .............    $  63.7     $  55.2          --          --          --          --
                                                          =======     =======     =======     =======     =======     =======

FUNDED STATUS OF THE PLAN
   Projected benefits in excess of plan assets .......     ($11.0)      ($9.6)     ($29.1)     ($26.0)     ($18.1)     ($15.0)
   Unrecognized net loss .............................       34.1        30.9        10.3         8.4         0.6          --
   Unrecognized prior service cost ...................         --          --         6.6         7.8         6.5         7.1
                                                          -------     -------     -------     -------     -------     -------
Prepaid/(accrued) pension cost .......................    $  23.1     $  21.3      ($12.2)      ($9.8)     ($11.0)      ($7.9)
                                                          =======     =======     =======     =======     =======     =======

AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEET
   Prepaid benefit cost ..............................         --          --          --          --          --          --
   Accrued benefit liability .........................      ($9.9)      ($6.5)     ($27.7)     ($24.2)     ($11.0)      ($7.9)
   Intangible asset ..................................         --          --         6.6         7.8          --          --
   Deferred tax asset ................................       12.1        10.3         3.3         2.5          --          --
   Accumulated other comprehensive income ............       20.9        17.5         5.6         4.1          --          --
                                                          -------     -------     -------     -------     -------     -------
Net amount recognized ................................    $  23.1     $  21.3      ($12.2)      ($9.8)     ($11.0)      ($7.9)
                                                          =======     =======     =======     =======     =======     =======

PERIODIC BENEFIT COST
   Service cost ......................................         --          --          --          --     $   1.8     $   1.6
   Interest cost .....................................    $   4.4     $   4.1     $   1.8     $   1.7         1.0         0.9
   Expected return on plan assets ....................       (6.5)       (7.6)         --          --          --          --
   Amortization of unrecognized net loss .............        0.3          --         0.3         1.1          --          --
   Amortization of unrecognized prior service cost ...         --          --         1.2         1.2         0.6         0.6
   Settlement loss ...................................         --          --          --         0.9          --          --
                                                          -------     -------     -------     -------     -------     -------
Net periodic benefit cost ............................      ($1.8)      ($3.5)    $   3.3     $   4.9     $   3.4     $   3.1
                                                          =======     =======     =======     =======     =======     =======

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EMPLOYEE BENEFIT PLANS (CONTINUED)

The weighted average assumptions used to determine benefit obligations at December 31 and net periodic benefit costs for the years then ended are as follows:

                                                      GUIDANT          GUIDANT EXCESS BENEFIT   HEALTHCARE RETIREMENT
                                                   RETIREMENT PLAN         PLAN-RETIREMENT           BENEFIT PLAN
                                                 -------------------   ----------------------   ---------------------
                                                  2003        2002        2003        2002        2003        2002
                                                 -------     -------   ---------     --------   --------     --------
ASSUMPTIONS - BENEFIT OBLIGATIONS
Discount rate ...............................       6.25%       6.90%       6.25%       6.90%       6.25%       6.90%
Expected return on plan assets ..............       8.75%       8.75%         --          --          --          --
Rate of compensation increase ...............       5.90%       5.90%       5.90%       5.90%         --          --
Healthcare cost trend rate .................          --          --          --          --        7.00%       7.00%

ASSUMPTIONS - NET PERIODIC BENEFIT COST
Discount rate ...............................       6.90%       7.25%       6.90%       7.25%       6.90%       7.25%
Expected return on plan assets ..............       8.75%      10.50%         --          --          --          --
Rate of compensation increase ...............       5.90%       5.90%       5.90%       5.90%         --          --
Healthcare cost trend rate .................          --          --          --          --        7.00%       7.00%

The principal long-term determinant of a portfolio's investment return is its asset allocation. The Guidant Retirement Plan allocation is heavily weighted towards growth assets (90%) versus fixed income (10%). In addition, active management strategies have added value relative to passive benchmark returns. The expected long-term rate of return assumption is based on the mix of assets in the plan, the long-term earnings expected to be associated with each asset class, and the additional return expected through active management. This assumption is periodically benchmarked against peer plans.

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan. The assumed healthcare cost trend rate can have a significant effect on the amounts reported for healthcare plans. A one-percentage point change in assumed healthcare cost trend rates does not significantly impact the service cost, interest cost, or projected benefit obligation disclosed for the Healthcare Retirement Benefit Plan.
The Guidant Retirement Plan weighted average asset allocations at December 31, 2003 and 2002, by asset category, are as follows:

ASSET CATEGORY ......................   2003    2002
                                        ----    ----
Equity and equity-like securities ...     77%     85%
Debt securities .....................      9%     10%
Real estate .........................      2%      3%
Other ...............................     12%      2%
                                        ----    ----
Total ...............................    100%    100%
                                        ====    ====

The allocation strategy for the Guidant Retirement Plan comprises approximately 85% to 95% growth investments and 5% to 15% fixed-income investments. Within the growth investment classification, the plan asset strategy encompasses equity and equity-like instruments that are expected to represent approximately 75% of our plan asset portfolio of both public and private market investments. The largest component of these equity and equity-like instruments is public equity securities that are well diversified and invested in US and international companies. The remaining 15% of the growth investment classification is represented by other alternative growth investments. The alternative assets, comprised of real estate, private market and hedge fund instruments provide an important source of diversified, value-added return.

Certain employees outside the US participate in retirement plans maintained by the Company. Expenses for the employees participating in these plans have not been included in the preceding table. Expenses attributable to the employees at these locations are included in the results of operations and totaled $11.4 million, $6.5 million and $5.4 million in 2003, 2002 and 2001.

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

GEOGRAPHIC INFORMATION

                          2003        2002        2001
                        --------    --------    --------
Net Sales (1):
US .................    $2,521.0    $2,230.2    $1,844.0
International ......     1,177.8       930.4       797.6
                        --------    --------    --------
                        $3,698.8    $3,160.6    $2,641.6
                        ========    ========    ========

(1) Revenues are attributed to countries based on location of the customer.

                              2003       2002
                            -------    -------
Long-lived Assets:
US .....................    $ 679.7    $ 559.6
International ..........       88.3       83.5
                            -------    -------

                            $ 768.0    $ 643.1
                            =======    =======

CLASSES OF SIMILAR PRODUCTS

                                                   2003        2002        2001
                                                --------    --------    --------
Net Sales:
Implantable defibrillator systems ..........    $1,488.7    $1,006.8    $  716.6
Pacemaker systems ..........................       683.5       636.6       582.7
Coronary stent systems .....................       843.7       920.9       811.2
Angioplasty systems ........................       477.6       430.5       403.5
Cardiac surgery, biliary, peripheral and
  carotid systems ..........................       205.3       165.8       127.6
                                                --------    --------    --------
                                                $3,698.8    $3,160.6    $2,641.6
                                                ========    ========    ========


No single customer represented more than 10% of the Company's consolidated sales.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - FINANCIAL INSTRUMENTS

In the normal course of business, operations of the Company are exposed to fluctuations in currency values and short-term interest rates. The Company's objective is to reduce earnings volatility associated with these fluctuations to allow management to focus on core business issues. Accordingly, the Company addresses these risks through a controlled program of risk management that includes the use of derivative financial instruments. The Company's derivative activities are initiated within the guidelines of documented corporate risk management policies. The Company does not enter into any derivative transactions for speculative or trading purposes.

FOREIGN EXCHANGE RISK MANAGEMENT A portion of the Company's cash flows is derived from transactions denominated in foreign currencies (principally the currencies of Europe and Asia). The US dollar value of transactions denominated in foreign currencies fluctuates as the US dollar strengthens or weakens relative to these foreign currencies. In order to reduce the uncertainty of foreign exchange rate movements on transactions denominated in foreign currencies, the Company enters into derivative financial instruments in the form of foreign exchange forward contracts with major financial institutions. These forward contracts, which typically mature within one year, are designed to hedge anticipated foreign currency transactions, primarily intercompany inventory purchases. These contracts also hedge intercompany loans, payables and receivables. The Company's foreign exchange contracts do not subject it to material risk due to exchange rate movements, because gains and losses on these contracts offset losses and gains on the assets, liabilities and transactions being hedged.

No components of the contracts are excluded in the measurement of hedge effectiveness. The critical terms of the foreign exchange contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the foreign exchange contracts should be highly effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings during 2003, 2002 and 2001. Unrealized gains/(losses) on foreign exchange contracts of ($41.3) million, ($20.9) million and $6.2 million, net of taxes of $14.3 million, $6.5 million and $1.0 million, were included as a component of accumulated other comprehensive income in 2003, 2002 and 2001. The Company anticipates that all gains and losses in accumulated other comprehensive income related to foreign exchange contracts will be reclassified into earnings by January 2005.

INTEREST RATE RISK MANAGEMENT The Company uses interest rate swap agreements to manage its exposure to interest rate movements and to reduce borrowing costs. The Company's debt is composed of fixed-rate, long-term notes and variable-rate, short-term bank borrowings. Guidant manages this risk by using interest rate swap agreements to convert fixed-rate debt to variable-rate debt. The Company had interest rate swap agreements outstanding with a notional amount of $350.0 and $175.0 million at December 31, 2003 and 2002. Accordingly, interest rate fluctuations impact the fair value of long-term notes outstanding, which are offset by corresponding changes in the fair value of the interest rate swap agreements. The fair value of the interest rate swap agreements was recorded within "Sundry" and "Other Noncurrent Liabilities" on the consolidated balance sheets, and was offset by identical balances in long-term notes.

CONCENTRATIONS OF CREDIT RISK Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments, foreign exchange contracts, trade receivables and interest rate swap agreements. The Company maintains cash and cash equivalents, investments, and certain other financial instruments with various major financial institutions or in high-credit quality commercial paper. The Company performs periodic evaluations of the relative credit standing of these financial institutions and companies and limits the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. These investments consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Hospitals and other healthcare providers account for a substantial portion of the trade receivables. Collateral for these receivables is generally not required. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. The Company monitors the creditworthiness of customers to which it grants credit terms in the normal course of business.

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

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - FINANCIAL INSTRUMENTS (CONTINUED)

FINANCIAL INSTRUMENTS The fair value of cash and cash equivalents, receivables, short-term debt and commercial paper approximate their carrying value due to their short-term maturities. The cost and estimated fair values of the Company's other significant financial instruments are as follows:

                                             2003                2002
                                                   FAIR                  FAIR
                                         COST     VALUE       COST      VALUE
                                        ------    ------     ------    ------
ASSETS
   Available-for-sale securities ...    $  0.5    $  0.2     $  0.5    $  0.1
   Held-to-maturity securities .....       0.1       0.1       10.4      10.3
   Other investments ...............      54.8      54.8       46.7      46.7
LIABILITIES
   Long-term notes .................    $355.7    $374.2     $361.7    $390.1
FOREIGN EXCHANGE CONTRACTS .........        --    ($46.8)        --    ($31.3)
INTEREST RATE SWAP AGREEMENTS ......        --    $  6.9         --    $ 13.5

The Company determines fair values primarily based on quoted market values. A reasonable estimate of fair value was made using available market and financial information for long-term investments having no quoted market prices and accounted for on the cost basis. The fair value of long-term debt was based on the current market rates for debt of similar maturity. The estimated fair values of foreign exchange contracts and interest rate swap agreements were calculated using pricing models used widely in financial markets and included all foreign exchange contracts regardless of hedge designation. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

NOTE 14 - DISCONTINUED OPERATIONS

In June 2003, Guidant's Board of Directors approved a plan to dispose of the ANCURE ENDOGRAFT System product line to treat abdominal aortic aneurysms (AAA) due to continuing financial losses, limited prospects for the Company's AAA product line and the impact of the Department of Justice investigation. In December 2003, Guidant's Board of Directors ratified a plan to discontinue Guidant's operations in Brazil due to unfavorable business conditions and poor operating performance. The disposal plans include the termination of normal activity, abandonment of property and equipment, product returns, collection of receivables and settlement of liabilities. Guidant has written down long-lived assets to fair value and recorded inventory and accounts receivable at net realizable value.

In accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, both disposals represent discontinued operations. Accordingly, the accompanying consolidated financial statements and notes reflect the results of operations and financial position of the AAA product line and the Brazil operations as discontinued operations for all periods presented. Net loss from discontinued operations includes proceeds from the sale of internally developed intangible assets, charges related to the impairment of certain long-lived assets, inventory write-downs, customer returns, litigation settlements and accruals for employee severance and lease commitments expensed in 2003. In December 2003, Guidant granted Cook Incorporated (Cook) a covenant not to sue related to Cook's manufacture and distribution of their endovascular graft products in exchange for $20.0 million. The proceeds were recorded in discontinued operations.

At December 31, 2003, and December 31, 2002, there were $5.8 million and $31.7 million in assets and $20.2 million and $43.6 million in liabilities related to the AAA product line and Brazil operations. Assets are primarily comprised of accounts receivable, inventory and property, plant and equipment. Liabilities primarily include accruals for severance, product returns and lease commitments expensed in 2003. Liabilities also include the accrual for the ANCURE-related investigation of $30.0 million at December 31, 2002, which was increased to $92.0 million in March 2003 and settled in June 2003 for $92.4 million.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - DISCONTINUED OPERATIONS (CONTINUED)

The following summarizes financial information for the AAA product line and Brazil operations for the years ended December 31 (in millions):

                                                              2003            2002            2001
                                                          -------------   -------------   -------------
Net sales                                                 $        18.2   $        79.0   $        66.0
Loss from discontinued operations before income taxes .           127.8            79.5            60.5
Net loss from discontinued operations                              95.2            56.3            39.4

NOTE 15 - OTHER TRANSACTIONS

GUIDANT FOUNDATION In 2002 the Company contributed $40.0 million to the Guidant Foundation. Guidant Foundation is a non-profit organization that has common management with Guidant. Guidant Foundation provides financial support and grants to non-profit organizations for charitable and educational programs that improve the quality of life for people who are at risk for or suffer from cardiovascular disease. Guidant Foundation also provides financial support to non-profit organizations in the communities where Guidant operates in the US. Contributions are made possible by the profits of Guidant; however, Guidant is not required to make contributions to the Foundation, except for amounts pledged. Amounts payable to Guidant Foundation at December 31, 2003 and 2002 were $31.0 million and $45.0 million, representing the balances remaining from pledges made of $40.0 million in 2002 and $10.0 million in 2001.

COOK CHARGE In July 2002, Guidant entered into an agreement to acquire Cook Group Incorporated (Cook) in a stock-for-stock transaction, subject to satisfaction of certain clinical and legal conditions relating to the ACHIEVE Drug Eluting Coronary Stent System. The clinical conditions included positive results from the US clinical study, DELIVER, which compared the paclitaxel-coated ACHIEVE Drug Eluting Coronary Stent System manufactured by Cook Incorporated to Guidant's MULTI-LINK PENTA Coronary Stent System. On January 2, 2003, the Company announced that a preliminary analysis of the clinical results indicated that the primary target vessel failure (TVF) endpoint of the study would not be met, although there was a trend toward improvement in TVF in the treatment arm of the study. Based on this information, the conditions outlined in the merger agreement with Cook were not expected to be satisfied and the merger agreement was subsequently terminated in January 2003. A $60.6 million charge was recorded in 2002 relating to a $50.0 million termination fee plus accrued interest, $6.6 million non-saleable, non-returnable Cook inventory and $3.8 million of other merger-related expenses.

RESTRUCTURING Guidant's Board of Directors approved a plan to restructure the biliary and peripheral product line operations in May 2002. A charge of $14.0 million was recorded, which includes the termination of Guidant's involvement in certain peripheral product clinical trials, work force reductions, facility reductions and certain other related costs. At December 31, 2003, a liability of approximately $5.0 million remains related to product clinical trials required to be paid over the next 5 years.

LITIGATION SETTLEMENTS Litigation settlements for 2003 are described in Note 16. In 2002 the Company recorded a $137.1 net litigation benefit primarily from a $158.2 million award plus interest and costs against Medtronic, Inc. In 2001, Guidant recorded a net litigation benefit of $10.0 million from awards against Boston Scientific Corporation of $19.5 million and Medtronic, Inc. of $6.6 million offset by a settlement with Cordis Corporation of $16.1 million.

NOTE 16 - CONTINGENCIES

The Company is involved in patent, product liability, shareholder and other legal proceedings that arise in the course of the Company's business. The Company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the lower end of the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

Patent and other proprietary rights are essential to the Company's business. Significant litigation concerning patents and products is pervasive in the Company's industry. Patent claims include challenges to the coverage and validity of the Company's patents on products or processes as well as allegations that the Company's products infringe patents held by competitors or other third parties. Although the Company believes that it has valid defenses to these challenges with respect to material patents, there can be no assurance as to the outcome of these matters, and a loss in any of these cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CONTINGENCIES  (CONTINUED)

Losses in the matters below are not considered probable or cannot be reasonably estimated. Accordingly, the Company has not recorded reserves for these matters. While the liability of the Company in connection with the claims cannot be estimated with any certainty, the outcome of these legal proceedings, except as specifically identified below, is not expected to have a material adverse effect on the Company's consolidated financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations for that period. While the Company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the Company may in the future incur material judgments or enter into material settlements of claims.

On August 19, 2003, an arbitration panel entered a final ruling that the Company's MULTI-LINK DUET Coronary Stent System infringes certain claims under patents owned by Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson. As a result, the Company made a payment of $425.0 million to Cordis in the fourth quarter of 2003. The Company accrued the amount of the award in the second quarter of 2003.

On February 24, 2004, the Company announced that it had agreed with Cordis to settle all outstanding litigation between the companies without material cash payment. The settlement was announced as part of a broader agreement to co-promote Cordis' CYPHER Sirolimus-eluting Coronary Stent and to cross license certain additional patents. The settlement resolves a pending arbitration initiated in the first quarter of 2002 asserting the Company's Lau patents, as well as other outstanding claims of Cordis relating to stent design.

On February 20, 2004, the Company announced that it had agreed with Boston Scientific Corporation (Boston Scientific) to settle all outstanding litigation between the companies without material cash payment. The settlement resolves a number of cases filed in October and December 2002 in the Northern District of California relating to coronary stents, coronary stent delivery systems and dilatation catheters. In addition to settling the cases, the companies agreed to cross license patents in a number of specified technology areas.

On February 18, 1998, Arterial Vascular Engineering, Inc. (now known as Medtronic Vascular) filed suit against the Company's subsidiary, Advanced Cardiovascular Systems, Inc. (ACS), in the District Court for Delaware alleging that the sale of MULTI-LINK family of coronary stent systems infringes the Boneau patents owned by Medtronic Vascular. The suit is consolidated with a suit by ACS alleging infringement by Medtronic Vascular of the Company's Lau stent patents. The Medtronic Vascular complaint also alleges misappropriation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, Medtronic Vascular is seeking injunctive relief, co-ownership of the Lau patents, monetary damages and a ruling that the ACS stent patents asserted against Medtronic Vascular are invalid. Pretrial matters are scheduled through 2004, with trial set in the first quarter of 2005. This suit is one of a number of suits brought by Medtronic Vascular under the Boneau patents against all substantial participants in the stent market. The claims are wide-ranging and cover the Company's products broadly. Accordingly, while potential liability cannot be estimated with any certainty, an adverse outcome could have a material impact on results of operations or consolidated financial position.

On June 15, 2000, Medtronic, Inc. (Medtronic) filed a declaratory judgment action against the Company and its Cardiac Pacemakers, Inc. (CPI) subsidiary in the District Court for Minnesota requesting that the court rule that Medtronic does not infringe certain of CPI's patents for atrial fibrillation technology or that the patents are not valid. Subsequently, the Company asserted additional patents related to atrial fibrillation technology against Medtronic in the same court. Currently, eight patents are being asserted against Medtronic in this consolidated litigation. Pretrial matters are scheduled into the second half of 2004.

On March 6, 2002, Pacesetter, Inc. (Pacesetter), a subsidiary of St. Jude Medical, Inc. (St. Jude), filed suit against the Company's subsidiaries, CPI and Guidant Sales Corporation (GSC), in the Central District of California alleging that CPI and GSC have infringed a number of Pacesetter patents covering various features of pacemakers and implantable defibrillators. On the Company's motion, the case was transferred to the District Court for Minnesota. Pacesetter is seeking injunctive relief, monetary damages and attorney fees. Currently four patents are at issue. Pacesetter has sought reexamination of two of the patents. On the Company's motion, the litigation has been stayed pending the completion of the reexaminations.

On April 14, 2003, Medinol Ltd. filed suit against the Company and its ACS subsidiary in the Southern District of New York alleging that the sale of the Company's MULTI-LINK ZETA and MULTI-LINK PENTA Coronary Stent Systems infringe five Medinol patents related to stent design. The complaint seeks injunctive relief and monetary damages. Pretrial matters are scheduled through most of 2004.

                               GUIDANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - CONTINGENCIES  (CONTINUED)

On June 12, 2003, the Company announced that its subsidiary, EndoVascular Technologies, Inc. (EVT), had entered into a plea agreement with the US Department of Justice relating to a previously disclosed investigation regarding the ANCURE ENDOGRAFT System for the treatment of abdominal aortic aneurysms, which included payments totaling $92.4 million in 2003. At the time of the EVT plea, the Company had outstanding fourteen suits alleging product liability related causes of action relating to the ANCURE System. During the third quarter, the Company settled eleven of the suits that predated the EVT plea for an amount recorded in the third quarter of 2003 that is not material to the Company. Subsequent to the EVT plea, the Company has been served with approximately thirty additional individual complaints, and more such suits may be filed. A consolidated class action complaint covering ANCURE recipients is also pending in the Northern District of California. These cases generally allege that plaintiffs died or suffered other injuries as a result of purported defects in the device or the accompanying warnings and labeling. The complaints seek damages, including punitive damages, and equitable relief. An additional complaint includes state-law allegations of unfair trade and business practices relating to sales of the product. While the Company maintains insurance that may serve to reduce the Company's exposure with respect to these claims, one of the Company's carriers, Allianz Insurance Company (Allianz), has filed suit in the Circuit Court, State of Illinois, County of DuPage, seeking to rescind or otherwise deny coverage, and additional carriers have sought to intervene in the case. The Company also has initiated suit against certain of its carriers, including Allianz, in the Superior Court, State of Indiana, County of Marion, in order to preserve the Company's rights to coverage. The Company will continue to pursue coverage, and, as described above, continues to make progress in managing its product liability exposure with respect to the ANCURE System.

Also following the EVT plea, the Company has been served with securities class action and shareholder derivative complaints relating to the ANCURE System. A consolidated securities class action, which names as defendants the Company, EVT and certain of their current and former officers, is pending in the Southern District of Indiana. Generally, it is alleged that during all or a portion of the period from June 23, 1999, through June 12, 2003, public statements by the Company relating to the ANCURE System were false and misleading. Damages are sought on behalf of persons who purchased or otherwise acquired Company shares during that period. The Company has filed a motion to dismiss the case, which motion is expected to be fully briefed in the second quarter of 2004.

The derivative suits relating to the ANCURE system currently are pending in the Southern District of Indiana and in the Superior Court of the State of Indiana, County of Marion. The suits, purportedly filed on behalf of the Company, generally allege that the Company's directors breached their fiduciary duties by taking improper steps or failing to take steps to prevent the ANCURE and EVT related matters described above. The complaints seek damages and other equitable relief. The state court suits have been stayed in favor of the federal action. The Company has filed a motion to dismiss the federal action, which motion is expected to be fully briefed in the second quarter of 2004.

On August 29, 2003, Medtronic filed a declaratory judgment action in the District Court for Delaware against the Company, GSC, Eli Lilly and Company (Lilly), and Mirowski Family Ventures L.L.C. (Mirowski), challenging its obligation to pay royalties to Mirowski on certain devices by alleging the invalidity of certain claims of US patent RE 38,119 ('119), which patent relates to cardiac resynchronization therapy and bi-ventricular pacing therapy. The '119 patent is exclusively licensed to the Company as part of a broader license covering Mirowski patents and is sublicensed to Medtronic. The parties have agreed to an expedited proceeding with limited scope.

On February 2, 2004, the Company, GSC, CPI and Mirowski filed a declaratory judgment action in the District Court for Delaware against St. Jude and Pacesetter alleging that their Epic HF, Atlas HF, and Frontier 3x2 devices will infringe the '119 patent (described in the prior paragraph) when those devices are approved for sale in the US.

On February 24, 2004, the Company's CPI subsidiary filed a patent infringement action in the District Court of Minnesota against St. Jude and Pacesetter alleging that their Quicksite over-the-wire pacing lead has infringed US Patent No. 5,755,766/Reexamination Certificate No. 5,755,766 C1 ("the '766 Patent").

Anna Mirowski, Lilly and two Company subsidiaries, GSC and CPI, are plaintiffs in a patent infringement suit originally filed against St. Jude and its affiliates in November 1996 in the District Court in Indianapolis. The suit alleges that St. Jude's defibrillator products infringe patents licensed to CPI. In July 2001, a jury found that two of the licensed patents were valid and that St. Jude had infringed one, a patent that expired in March 2001. The jury awarded damages of $140.0 million against St. Jude. The Company did not record a gain given the uncertainty remaining as to the ultimate resolution. On February 13, 2002, the court, in ruling on a number of post-trial motions, reversed each of the three-jury findings above, along with the jury award. The court awarded St. Jude certain post-trial fees and costs (in an immaterial amount), along with contingent expenses and attorney fees upon any retrial of the case if a retrial is required following any appeal of the court's rulings. Cross appeals are pending in the Federal Circuit Court of Appeals.

NOTE 17 - SUBSEQUENT EVENTS

On February 9, 2004, Guidant acquired AFx, inc., a manufacturer of microwave surgical cardiac ablation medical devices. Guidant paid $45.0 million in cash and forgave a $5.8 million extension of credit. The purchase price was allocated to the acquired assets and liabilities based upon fair market values, including $25.0 million in IPRD for technology that had not reached technological feasibility and had no alternative use and $37.0 million to intangible assets related to proven technology. A deferred tax liability was also recorded for the tax effect of the intangible asset. A risk-adjusted discount rate of 22.5% was applied to the cash flows in order to value the IPRD. Guidant may make additional payments upon future satisfaction of regulatory, clinical and sales performance criteria. These payments will be allocated to the fair value of the intangibles, with any amounts paid above fair value of identifiable intangibles recorded as goodwill, when the amount of the contingent payments is determinable.

NOTE 18 - SELECTED QUARTERLY INFORMATION (UNAUDITED)

The following table summarizes the Company's operating results by quarter:


                                                                       2003                                2002
                                                    ---------------------------------------  --------------------------------------
                                                     FOURTH    THIRD     SECOND     FIRST     FOURTH    THIRD    SECOND     FIRST
                                                    --------  --------  --------   --------  --------  --------  --------  --------
Net sales ......................................... $  951.4  $  933.7  $  940.8   $  872.9  $  878.3  $  809.9  $  783.2  $  689.2
Cost of products sold .............................    237.7     222.8     231.3      212.0     206.2     198.4     197.4     160.8
                                                    --------  --------  --------   --------  --------  --------  --------  --------
      Gross profit ................................    713.7     710.9     709.5      660.9     672.1     611.5     585.8     528.4
Research and development ..........................    133.1     141.4     130.3      113.6     116.8     101.9      99.6      97.2
Purchased in-process research and development .....       --      35.2      12.0       36.5      48.4        --        --       6.5
Sales, marketing and administrative ...............    324.9     302.4     299.9      271.7     260.2     241.9     237.0     211.6
Interest, net .....................................     (1.2)     (1.2)     (2.5)      (1.4)     (2.6)     (0.5)      1.0       3.4
Royalties, net ....................................     15.7      17.0      16.8       14.4      15.3      13.8      13.7      11.2
Amortization ......................................      8.9       5.3       3.4        3.3       3.1       3.3       3.1       3.1
Other, net ........................................      2.3      (0.3)      0.4        5.3       5.8       5.4      (0.6)      2.0
Litigation, net ...................................       --        --     422.8         --        --        --    (137.1)       --
Foundation contribution ...........................       --        --        --         --        --        --      40.0        --
Cook charge .......................................       --        --        --         --      60.6        --        --        --
Restructuring charge ..............................       --        --        --         --        --        --      14.0        --
                                                    --------  --------  --------   --------  --------  --------  --------  --------
Income (loss) from continuing operations
   before income taxes ............................    230.0     211.1    (173.6)     217.5     164.5     245.7     315.1     193.4
Income taxes ......................................     30.0      64.0     (93.5)      59.0      39.3      66.5      93.4      51.4
                                                    --------  --------  --------   --------  --------  --------  --------  --------
      Income (loss) from continuing operations .... $  200.0  $  147.1  ($  80.1)  $  158.5  $  125.2  $  179.2  $  221.7  $  142.0
Income (loss) from discontinued operations,
   net of income taxes ............................      4.9     (18.0)    (17.0)     (65.1)    (32.8)     (4.1)    (16.9)     (2.5)
                                                    --------  --------  --------   --------  --------  --------  --------  --------
      Net income (loss) ........................... $  204.9  $  129.1  ($  97.1)  $   93.4  $   92.4  $  175.1  $  204.8  $  139.5
                                                    ========  ========  ========   ========  ========  ========  ========  ========

Earnings per share--basic
   Income (loss) from continuing operations ....... $   0.65  $   0.48  ($  0.26)  $   0.52  $   0.41  $   0.59  $   0.74  $   0.47
   Income (loss) from discontinued operations,
      net of income taxes .........................     0.02     (0.06)    (0.06)     (0.21)    (0.10)    (0.01)    (0.06)    (0.01)
                                                    --------  --------  --------   --------  --------  --------  --------  --------
   Net income (loss) .............................. $   0.67  $   0.42  ($  0.32)  $   0.31  $   0.31  $   0.58  $   0.68  $   0.46

Earnings per share--diluted
   Income (loss) from continuing operations ....... $   0.63  $   0.47  ($  0.26)  $   0.51  $   0.41  $   0.59  $   0.72  $   0.46
   Income (loss) from discontinued operations,
      net of income taxes .........................     0.02     (0.06)    (0.06)     (0.21)    (0.10)    (0.02)    (0.05)    (0.01)
                                                    --------  --------  --------   --------  --------  --------  --------  --------
   Net income (loss) .............................. $   0.65  $   0.41  ($  0.32)  $   0.30  $   0.31  $   0.57  $   0.67  $   0.45
Weighted average common shares outstanding
   Basic ..........................................   306.07    306.64    304.52     303.20    302.63    302.09    301.48    300.76
   Diluted ........................................   315.33    314.96    304.52     308.03    305.01    305.40    306.22    307.32
Common stock prices
   High ........................................... $  60.37  $  51.50  $  44.51   $  37.82  $  32.89  $  38.50  $  42.84  $  51.00
   Low ............................................ $  44.95  $  44.26  $  35.51   $  29.11  $  25.00  $  27.10  $  28.70  $  37.30

All financial information reflects the AAA product line and Brazil operations as discontinued operations.

Guidant Corporation
SELECTED CONSOLIDATED FINANCIAL DATA
In millions, except per share and other data

YEAR ENDED DECEMBER 31                              2003(1)         2002(2)           2001(3)          2000(4)          1999(5)
                                                -------------    -------------    -------------    -------------    -------------
OPERATIONS:
Net sales ...................................   $     3,698.8    $     3,160.6    $     2,641.6    $     2,464.7    $     2,330.5
Cost of products sold .......................           903.8            762.8            623.3            571.2            559.9
                                                -------------    -------------    -------------    -------------    -------------
          Gross profit ......................         2,795.0          2,397.8          2,018.3          1,893.5          1,770.6
Research and development ....................           518.4            415.5            362.3            333.0            305.2
Purchased in-process research and development            83.7             54.9             15.0               --             49.0
Sales, marketing and administrative .........         1,198.9            950.7            788.6            700.6            674.4
Income from continuing operations ...........   $       425.5    $       668.1    $       523.4    $       386.3    $       352.8
Earnings per share--basic:
   Income from continuing operations ........   $        1.39    $        2.21    $        1.74    $        1.28    $        1.17
Earnings per share--diluted:
   Income from continuing operations ........   $        1.36    $        2.18    $        1.71    $        1.25    $        1.13
Weighted average common shares outstanding:
   Basic ....................................          305.10           301.74           300.86           301.10           300.51
   Diluted ..................................          312.52           305.99           306.22           310.11           310.89
Cash dividends declared per share (6) .......   $        0.24               --               --               --               --


DECEMBER 31                                         2003             2002             2001             2000             1999
                                                -------------    -------------    -------------    -------------    -------------
FINANCIAL POSITION:
Working capital .............................   $     2,017.5    $     1,437.4    $       759.2    $       453.1    $       177.6
Current ratio ...............................           2.9:1            2.7:1            2.0:1            1.6:1            1.2:1
Capital expenditures, net ...................           249.3            141.1            149.1            159.9            175.1
Total assets ................................         4,640.1          3,716.1          2,916.8          2,521.4          2,250.2
Borrowings ..................................           948.3            368.5            760.0            808.9            880.8
Borrowings as a percentage of
   total capitalization .....................            25.9%            13.7%            33.0%            40.6%            50.4%
Shareholders' equity ........................         2,713.3          2,321.8          1,545.8          1,183.5            867.3
Book value per share ........................   $        8.68    $        7.59    $        5.05    $        3.82    $        2.79

OTHER DATA:
Effective income tax rate ...................            12.3%            27.3%            28.1%            37.3%            38.1%
Full-time employee equivalents ..............          13,578           12,540           12,076           10,452            9,157
Common shareholders of record ...............           5,356            5,790            5,866            5,797            6,151

All financial information reflects the AAA product line and Brazil operations as discontinued operations.

(1) Net income and earnings per share-diluted (EPS) include:

         o $35.2 million in-process research and development (IPRD) recorded in conjunction with the acquisition of certain bioabsorbable polymer technologies from MediVas LLC

         o $32.5 million IPRD primarily related to the Biosensors acquisition and the achievement of a performance milestone related to the six-month clinical data of the everolimus eluting stent trial, FUTURE I

         o $16.0 million IPRD recorded in conjunction with the acquisition of a majority interest in Bioabsorbable Vascular Solutions

         o $422.8 million net litigation charge primarily related to the arbitration decision involving Cordis Corporation

         o        $168.3 million tax impact of items described above

(2) Net income and EPS include:

         o $35.6 million IPRD for an exclusive license from Novartis Pharma AG and Novartis AG for the right to utilize the drug everolimus in drug eluting stents

         o $19.3 million IPRD recorded in conjunction with the acquisition of Cardiac Intelligence Corporation

         o $137.1 million net litigation benefit resulting primarily from a $158.2 million award plus interest and costs against Medtronic, Inc.

         o        $40.0 million contribution to the Guidant Foundation

         o $60.6 million termination payment and related expenses associated with the termination of the Cook Group Inc. merger agreement

         o $14.0 million for the restructuring of biliary and peripheral product line operations

         o        $4.9 million tax impact of items described above

(3)      Net income and EPS include:

         o $15.0 million IPRD related to the acquisition of embolic protection device technology from Metamorphic Surgical Devices, LLC

         o $7.5 million of expenses associated with the first-generation PRIZM(R) Implantable Defibrillator field action

         o        $8.3 million tax impact of items described above


(4)      Net income and EPS include:

         o $127.0 million related to the write-off of an option to acquire exclusive rights to certain experimental therapies for the treatment of heart failure under development by Impulse Dynamics (tax impact - $9.8 million)

(5)      Net income and EPS include:

         o $31.1 million related to transition pay for manufacturing and nonmanufacturing personnel of Intermedics and the impact of purchase accounting valuation adjustments required for inventory acquired from Sulzer Medica, Ltd

         o $49.0 million IPRD recorded in conjunction with the acquisition of Intermedics

         o $21.9 million merger-related costs in connection with the acquisition of CardioThoracic Systems, Inc.

         o        $20.2 million contribution to Guidant Foundation

         o $13.6 million other income in connection with one-time gains on an equity investment, net of the loss on the sale of the general surgery product line

         o Adjustments to the tax provision for a change in the tax code related to net operating loss carryforwards

         o Cumulative effect of a change in accounting principle, net of taxes of $3.3 million

         o        $42.1 million tax impact of items described above

(6) On February 17, 2004, Guidant's Board of Directors declared a first quarter 2004 dividend of $0.10 per common share outstanding to be paid March 15, 2004, to shareholders of record on March 1, 2004.

See Notes to the Consolidated Financial Statements for further description of these items.

                              REPORT OF MANAGEMENT

The management of Guidant Corporation is responsible for the integrity and objectivity of the accompanying financial statements and related information. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US and include amounts based on judgments and estimates by management.

Management maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. The design, monitoring and revision of the system of internal accounting controls involves, among other things, management's judgments with respect to the relative cost and expected benefits of specific control measures. The effectiveness of the control system is supported by the selection, retention and training of qualified personnel, an organizational structure that provides an appropriate division of responsibility and formalized procedures. The system of internal accounting controls is periodically reviewed and modified in response to changing conditions. An internal audit staff regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls.

In addition to the system of internal accounting controls, management maintains corporate policy guidelines that help monitor proper overall business conduct, possible conflicts of interest, compliance with laws and confidentiality of proprietary information. The guidelines are documented in the Guidant Code of Business Conduct and are reviewed on a periodic basis with members of management worldwide.

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


/S/ Ronald W. Dollens
--------------------------------------
President and Chief Executive Officer


/S/ Keith E. Brauer
--------------------------------------
Vice President, Finance and Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Guidant Corporation



We have audited the accompanying consolidated balance sheets of Guidant Corporation and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Guidant Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.


/S/ Ernst & Young LLP

Indianapolis, Indiana
January 26, 2004, except for Notes 16 and 17 as to which the date is February 24, 2004